CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2024 and 2023 (A free translation from the original in Spanish)

INDEPENDENT AUDITOR’S REPORT (A free translation from the original in Spanish) Santiago, February 27, 2025 To the Shareholders and Directors Banco Santander-Chile Opinion We have audited the consolidated financial statements of Banco Santander-Chile and Affiliates, which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, and the related consolidated statements of income, other comprehensive income, cash flows and changes in equity for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander-Chile and Affiliates as of December 31, 2024 and 2023, the results of its operations and its cash flows for the years then ended in accordance with accounting standards and instructions issued by the Financial Market Commission. Basis for Opinion We conducted our audits in accordance with Generally Accepted Auditing Standards in Chile. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Banco Santander-Chile and Affiliates and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting standards and instructions issued by the Financial Market Commission, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Banco Santander-Chile and Affiliate’s ability to continue as a going concern for at least, but no limited to, twelve months from the end of the reporting period.

Santiago, February 27, 2025 Banco Santander-Chile 2 Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards in Chile will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements. In performing an audit in accordance with Generally Accepted Auditing Standards in Chile, we: ● Exercise professional judgment and maintain professional skepticism throughout the audit. ● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Banco Santander-Chile and Affiliate’s internal control. Accordingly, no such opinion is expressed. ● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements. ● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Banco Santander-Chile and Affiliate’s ability to continue as a going concern for a reasonable period of time.

Santiago, February 27, 2025 Banco Santander-Chile 3 We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and any internal control significant deficiency and material weakness that we identified during the audit. Fernando Orihuela B. RUT: 22.216.857-0

CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 2 CONSOLIDATED INCOME STATEMENTS 4 CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME 6 CONSOLIDATED STATEMENTS OF CASH FLOWS 7 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY 10 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE N°01 - BACKGROUND OF THE INSTITUTION 12 NOTE N°02 - MAIN ACCOUNTING CRITERIA USED 12 NOTE N° 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED THAT HAVE NOT YET BEEN ADOPTED 43 NOTE N°04 - ACCOUNTING CHANGES 46 NOTE N°05 - SIGNIFICANT EVENTS 47 NOTE N°06 - BUSINESS SEGMENTS 50 NOTE N°07 - CASH AND DEPOSITS IN BANKS 53 NOTE N°08 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS 54 NOTE N°09 - NON-TRADING FINANCIAL ASSETS VALUED MANDATORILY AT FAIR VALUE 56 NOTE N°10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS 57 NOTE N° 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 58 NOTE N° 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING 63 NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST 74 NOTE N°14 - INVESTMENT IN ASSOCIATES AND OTHER COMPANIES 98 NOTE N°15 - INTANGIBLE ASSETS 100 NOTE N°16 - PROPERTY, PLANT AND EQUIPMENT 102 NOTE N° 17 - RIGHT-TO-USE-ASSETS 104 NOTE N° 18 - CURRENT TAXES AND DEFERRED TAXES 107 NOTE N°19 - OTHER ASSETS 112 NOTE N°20 - NON-CURRENT ASSETS AND DISPOSABLE GROUPS FOR SALE AND LIABILITIES INCLUDED IN DISPOSABLE GROUPS FOR SALE 113 NOTE N°21 - FINANCIAL LIABILITIES FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS 114 NOTE N° 22 - FINANCIAL LIABILITIES AT AMORTIZED COST 116 NOTE N° 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS 125 NOTE N° 24 - PROVISIONS FOR CONTINGENCIES 127 NOTE N° 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENT AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 128 NOTE N° 26 - SPECIAL PROVISIONS FOR CREDIT RISK 129 NOTE N°27 - OTHER LIABILITIES 131 NOTE N°28 - EQUITY 132 NOTE N°29 - CONTINGENCIES AND COMMITMENTS 137 NOTE N°30 - NET INTEREST INCOME 140 NOTE N°31 - NET INCOME FROM INFLATION ADJUSTMENT 141 NOTE N°32 - NET FEE AND COMMISSION INCOME 142 NOTE N°33 - NET INCOME FROM FINANCIAL OPERATIONS 145 NOTE N°34 - INCOME FROM INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES 147 NOTE N°35 - NET INCOME FROM NON-CURRENT ASSETS AND GROUPS AVAILABLE FOR SALE NOT ADMISSIBLE AS DISCONTINUED OPERATIONS 148 NOTE N°36 - OTHER OPERATING INCOME AND EXPENSES 149 NOTE N° 37 - PERSONNEL SALARIES AND EXPENSES 150 NOTE N°38 - ADMINISTRATIVE EXPENSES 153 NOTE N°39 - DEPRECIATION AND AMORTIZATION 154 NOTE N° 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS 155 NOTE N°41 - CREDIT LOSS EXPENSES 156 NOTE N° 42 - RESULTS OF DISCONTINUED OPERATIONS 159 NOTE N°43 - RELATED PARTY TRANSACTIONS 160 NOTE N°44 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES 167 NOTE N° 45 - MATURITY OF ASSETS AND LIABILITIES 176 NOTE N°46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY 178 NOTE N°47 - RISK MANAGEMENT AND REPORTING 179 NOTE N° 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS 209 NOTE N°49 - SUBSEQUENT EVENTS 217

As of December 31, 2024 2023 ASSETS Note Ch$mn Ch$mn Cash and deposits in banks 7 2,695,560 2,723,282 Cash items in process of collection 7 572,552 812,524 Financial assets for trading at fair value through profit or loss 8 12,639,097 10,217,794 Financial derivative contracts 8 12,309,770 10,119,486 Debt financial instruments 8 329,327 98,308 Others 8 - - Non-trading financial assets valued mandatorily at fair value 9 - - Financial assets designated at fair value through profit or loss 10 - - Financial assets at fair value through other comprehensive income 11 2,762,388 4,641,282 Debt financial instruments 11 2,687,485 4,536,025 Others 11 74,903 105,257 Financial derivative contracts for accounting hedging 12 843,628 605,529 Financial assets at amortized cost 13 45,438,590 47,834,678 Rights under repurchase agreements 13 153,087 - Debt financial instruments 13 5,176,005 8,176,895 Interbank loans 13 31,258 68,326 Loans and accounts receivable from customers - Commercial 13 17,115,723 17,401,425 Loans and accounts receivable from customers - Residential mortgage 13 17,398,598 16,925,058 Loans and accounts receivable from customers - Consumption 13 5,563,919 5,262,974 Investments in associates and other companies 14 59,785 55,284 Intangible Assets 15 88,669 97,551 Property, plant and equipment 16 198,092 198,744 Right-to-use assets 17 114,546 153,528 Current taxes 18 60 146 Deferred taxes 18 459,977 428,549 Other assets 19 2,535,775 3,046,607 Non-current assets and disposal groups for sale 20 50,214 42,390 TOTAL ASSETS 68,458,933 70,857,888 The attached notes form an integral part of these Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 3

As of December 31, 2024 2023 LIABILITIES Note Ch$mn Ch$mn Cash items in process of being cleared 7 497,110 775,082 Financial liabilities for trading at fair value through profit and loss 21 12,155,024 9,521,575 Financial derivative contracts 21 12,155,024 9,521,575 Others 21 - - Financial liabilities designated at fair value through profit or loss 10 - - Financial derivative contracts for accounting hedges 12 898,394 2,466,767 Financial liabilities at amortized cost 22 44,307,585 48,622,169 Deposits and other demand liabilities 22 14,260,609 13,537,826 Time deposits and other time liabilities 22 17,098,625 16,137,942 Obligations under repurchase agreements 22 276,588 282,584 Interbank borrowings 22 4,337,947 10,366,499 Issued debt instruments 22 8,133,275 8,001,045 Other financial liabilities 22 200,541 296,273 Lease liabilities 17 66,882 104,516 Regulatory capital financial instruments 23 2,604,079 2,422,659 Provisions for contingencies 24 121,638 108,781 Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued 25 606,141 154,033 Special provisions for credit risk 26 343,788 339,334 Current taxes 18 48,548 163,878 Deferred taxes 18 - 3,547 Other liabilities 27 2,412,910 1,683,654 Liabilities included in disposal groups for sale 20 - - TOTAL LIABILITIES 64,062,099 66,365,995 EQUITY Capital 28 891,303 891,303 Reserves 28 3,232,505 3,115,239 Accumulated other comprehensive income 28 (107,174) (5,242) Items that will not be reclassified to results 1,393 1,369 Items that can be reclassified to results (108,567) (6,611) Retained earnings from prior years 24,324 23,487 Income for the year 28 857,623 496,404 Less: provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued 28 (606,141) (154,033) Attributable to the shareholders of the Bank 4,292,440 4,367,158 Non-controlling interest 104,394 124,735 TOTAL LIABILITIES 4,396,834 4,491,893 TOTAL LIABILITIES AND EQUITY 68,458,933 70,857,888 The attached notes form an integral part of these Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 4

As of December 31, 2024 2023   Note Ch$mn Ch$mn Interest income 30 3,620,583 3,872,573 Interest expenses 30 (2,115,842) (3,130,089) Net interest income 30 1,504,741 742,484 Income from inflation adjustments 31 474,234 531,418 Inflation adjustment expenses 31 (160,672) (152,464) Net income from inflation adjustments 31 313,562 378,954 Fee and commission income 32 960,168 848,513 Fee and commission expense 32 (413,102) (345,873) Net fee and commission income 32 547,066 502,640 Financial result by: Net income/(expense) from financial assets and liabilities for trading 33 85,013 91,761 Non-trading financial assets mandatorily valued at fair value through profit or loss 33 - - Financial assets and liabilities designated at fair value through profit or loss 33 - - Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income 33 (37,068) (120,934) Net income from exchange, adjustment and hedge accounting of foreign exchange 33 199,383 329,412 Reclassifications of financial assets due to change in business model 33 - - Other financial result 33 - - Net income from financial operations 33 247,328 300,239 Income from investments in associates and other companies 34 10,436 8,763 Net income from non-current assets and groups available for sale not admissible as discontinued operations 35 (8,311) 13,558 Other operating income 36 8,048 3,807 TOTAL OPERATING INCOME   2,622,870 1,950,445 Personnel salaries and expenses 37 (398,819) (412,275) Administrative expenses 38 (366,431) (320,111) Depreciation and amortization 39 (141,435) (143,762) Impairment of non-financial assets 40 (1,295) (1,912) Other operating expenses 36 (114,739) (31,638) TOTAL OPERATING EXPENSES (1,022,719) (909,698) NET OPERATING INCOME BEFORE CREDIT LOSSES 1,600,151 1,040,747 The attached notes form an integral part of these Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED INCOME STATEMENTS For the years ended December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 5

As of December 31, 2024 2023   Note Ch$mn Ch$mn Credit loss expenses for: Provisions for loan losses for interbank loans and account receivable from customers 41 (675,794) (572,590) Special provisions for credit risk 41 (3,359) (7,312) Recovery of loans previously written-off 41 153,944 107,069 Provision for loan losses for other financial assets at amortized cost and financial assets at fair value through OCI 41 (622) (759) Credit loss expenses 41 (525,831) (473,592) NET OPERATING INCOME BEFORE INCOME TAX 1,074,320 567,155 Result of continuing operations before tax 1,074,320 567,155 Income tax expense 18 (209,811) (56,341) Results of continuing operations after tax 864,509 510,814 Result of discontinued operations before tax 18 - - Tax on discontinued operations - - Results of discontinued operations after tax - - CONSOLIDATED NET INCOME FOR THE PERIOD 28 864,509 510,814 Attributable to: Owners of the bank 28 857,623 496,404 Non-controlling interest 28 6,886 14,410 Earnings per share of bank owners: Basic earnings 28 4.55 2.63 Diluted earnings 28 4.55 2.63 The attached notes form an integral part of these Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED INCOME STATEMENTS For the years ended December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 6

    As of December 31, 31-12-2021 2024 2023   Note Ch$mn Ch$mn CONSOLIDATED NET INCOME FOR THE PERIOD 864,509 510,814 Other comprehensive income for the period: Other comprehensive income that will not be reclassified to profit or loss New measurements of the net defined benefit liability (asset) and actuarial results for other employee benefit plans - - Equity instruments at fair value through other comprehensive income 66 2,151 Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability - - OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS 28 66 2,151 Income tax on other comprehensive income that will not be reclassified to profit or loss 18 (18) (581) TOTAL ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS 28 48 1,570 OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS 28 Changes in fair value of financial assets at fair value through other comprehensive income 28 23,596 15,126 Translation differences by entities abroad 28 - - Accounting coverage of net investments in entities abroad 28 - - Cash flow hedge 28 (162,217) 203,254 Non-designated items of hedge accounting instruments 28 - - Others 28 (1,075) 2,367 OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO INCOME BEFORE TAXES 28 (139,696) 220,747 Income tax on other comprehensive income that can be reclassified to income 18 37,718 (59,602) TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS 28 (101,978) 161,145 OTHER COMPREHENSIVE INCOME FOR THE PERIOD 28 (101,930) 162,715 TOTAL COMPREHENSIVE INCOME FOR THE YEAR 28 762,579 673,529 Attributable to: Owners of the bank 755,691 658,309 Non-controlling interest   6,888 15,220 The attached notes form an integral part of these Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME For the years ended December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 7

As of December 31, 2024 2023    Note Ch$mn Ch$mn CASH FLOWS FROM OPERATING ACTIVITIES: CONSOLIDATED NET INCOME BEFORE TAX FOR THE PERIOD 1,074,320 567,155 Charges (credits) to results that do not represent cash movements (1,365,432) (975,626) Depreciation and amortization 39 141,435 143,762 Impairment of non-financial assets 40 1,295 1,912 Provisions for credit risk 41 679,775 580,661 Fair value adjustments transferred to profit or loss (45,365) (125,613) Result from investments in companies 34 (8,533) (8,763) Result from the sale of goods received in payment or awarded in judicial auction 35 (3,993) (8,451) Provisions for goods received in lieu of payment 35 2,523 518 Profit/Loss on sale of interests in other companies 34 (1,903) - Profit on sale of fixed assets 35 (5,123) (5,281) Write-off of assets received in lieu of payment 35 18,296 19,944 Net interest income and inflation adjustments 30-31 (1,818,303) (1,121,438) Net fee income and commissions 32 (547,066) (502,640) Other charges (credits) to results that do not represent cash movements 11,719 (6,578) Income tax 209,811 56,341 Increase/decrease in operating assets and liabilities 1,318,148 1,240,044 Decrease (increase) in loans and accounts receivable from customers (549,114) (2,047,036) Decrease (increase) in financial investments 4,618,410 (1,908,858) Decrease (increase) due to repurchase agreements (assets) (153,087) - Decrease (increase) in interbank loans 37,068 (35,372) Decrease (increase) of assets received or awarded in lieu of payment (1,385) (11,739) Increase (decrease) in creditors in demand deposits 883,710 (697,222) Increase (decrease) in deposits and other time deposits 960,683 3,159,152 Increase (decrease) in obligations with banks in the country 6,093 4,900 Increase (decrease) in other deposits and checking accounts 61,322 (162,301) Increase (decrease) in obligations with foreign banks 14,222 1,032,051 Increase (decrease) in obligations with the Central Bank of Chile (6,048,867) 464,784 Increase (decrease) due to repurchase agreements (liabilities) (5,996) (32,771) Increase (decrease) due to other financial obligations (95,732) 3,278 Net increase in other assets and liabilities 256,490 595,952 Perceived interest and inflation adjustments 4,964,892 4,662,944 Interest and inflation adjustments paid (4,044,629) (4,107,151) Dividends received from investments in companies 966 2,944 Fees and commissions received 692,044 621,286 Fees and commissions paid (278,942) (304,797) Total flows generated (used) in operational activities 1,027,036 831,573 The attached notes form an integral part of these Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 8

As of December 31, 2024 2023 Note Ch$mn Ch$mn CASH FLOW FROM INVESTING ACTIVITIES     Fixed asset acquisitions 16 (45,781) (56,661) Disposal of fixed assets 16,943 1,643 Acquisitions of intangible assets 15 (44,559) (45,067) Acquisitions of investments in companies - - Total cash flows generated (used) in investment activities (73,397) (100,085) CASH FLOW FROM FINANCING ACTIVITIES Attributable to the interest of the bank owners (950,678) (48,872) Issuance of subordinated bonds - - Redemption of subordinated bonds and payment of interest - - Dividends paid (347,483) (485,191) Redemption and payment of interest/capital on letters of credit (1,009) (2,568) Issuance of Senior Bonds 692,004 775,171 Redemption and payment of interest/principal on mortgage bonds (8,647) (7,545) Redemption and payment of interest/principal on senior bonds (1,221,744) (266,794) Issuance of bonds without a fixed maturity date - - Redemption and payment of interest/capital on bonds with no fixed maturity date (30,818) (28,243) Payment of interest/principal on lease obligations (32,981) (33,702) Attributable to non-controlling interest - - Payment of dividends and/or withdrawals of paid-in capital made with respect to subsidiaries corresponding to the non-controlling interest - - Total flows used in financing activities (950,678) (48,872) D - CASH AND CASH EQUIVALENT VARIATION DURING THE PERIOD 2,961 682,616 E - EFFECT OF EXCHANGE RATE CHANGES 7,317 (1,778) F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 2,760,724 2,079,886 CASH AND CASH EQUIVALENT ENDING BALANCE 2,771,002 2,760,724 The attached notes form an integral part of these Consolidated Financial Statements. Reconciliation of credit loss expenses to the Consolidated Statements of Cash Flows for the periods ended on As of December 31, 2024 2023 Note Ch$mn Ch$mn Credit Risk Provision from the Statements of Cash Flows 679,775 580,661 Recovery of impaired loans (153,944) (107,069) Credit loss expenses 41 525,831 473,592 Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 9

Non-cash changes Reconciliation of liabilities arising from financing activities 12.31.2023 Cash flow Acquisition Foreign currency movement UF Movement Change in fair value 12.31.2024   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Subordinated bonds 1,813,939 - - - 96,758 - 1,910,697 Senior bonds 7,925,385 (529,740) - - 671,629 - 8,067,274 Mortgage bonds 74,431 (8,647) - - (3) - 65,781 Bonds without maturity date 608,720 (30,818) - 115,480 - - 693,382 Letters of Credit 1,229 (1,009) - - - - 220 Dividends paid - (347,483) - - - - (347,483) Obligations under lease contracts 104,516 (32,981) - - (4,653) - 66,882 Total liabilities from financing activities 10,528,220 (950,678) - 115,480 763,731 - 10,456,753 Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 10

Banco Santander-Chile and Affiliates

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended December 31, 2024 and 2023

	Equity attributable to owners										
		Reserves		Accumulated other comprehensive income			Retained earnings and period earnings				
	Capital	Reserves and other retained earnings	Merger of companies under common control	Changes in fair value of financial assets at fair value through OCI	Cash Flow Hedges	Income tax	Accumulated earnings from prior years	Profits for the year (**)	TOTAL	Non-controlling interest (*)	Total Equity
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Opening balances as of January 1, 2023	891,303	2,817,394	(2,224)	(110,130)	(118,838)	61,821	836,990	(247,508)	4,128,808	109,564	4,238,372
Payment of common stock dividends	-	-	-	-	-	-	(485,191)	-	(485,191)	-	(485,191)
Reserves for results from previous year	-	300,069	-	-	-	-	(300,069)	-	-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	94,962	94,962	-	94,962
Provision and payment of interest on bonds without a fixed maturity date	-	-	-	-	-	-	(28,243)	(1,487)	(29,730)	-	(29,730)
Other movements	-	-	-	-	-	-	-	-	-	(49)	(49)
Subtotal: Transactions with owners in the year	-	300,069	-	-	-	-	(813,503)	93,475	(419,959)	(49)	(420,008)
Profit for the year (period)	-	-	-	-	-	-	-	496,404	496,404	14,410	510,814
Other comprehensive income for the year	-	-	-	18,534	203,254	(59,883)	-	-	161,905	810	162,715
Subtotal: Comprehensive income for the year	-	-	-	18,534	203,254	(59,883)	-	496,404	658,309	15,220	673,529
Closing balance as of December 31, 2023	891,303	3,117,463	(2,224)	(91,596)	84,416	1,938	23,487	342,371	4,367,158	124,735	4,491,893
Distribution of results from the previous year							496,404	(496,404)			
Opening balances as of January 1, 2024	891,303	3,117,463	(2,224)	(91,596)	84,416	1,938	519,891	(154,033)	4,367,158	124,735	4,491,893
Payment of common stock dividends	-	-	-	-	-	-	(347,483)	-	(347,483)	-	(347,483)
Reserves for results from previous year	-	117,266	-	-	-	-	(117,266)		-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	(451,409)	(451,409)	-	(451,409)
Provision and payment of interest on bonds without a fixed maturity date	-	-	-	-	-	-	(30,818)	(699)	(31,517)	-	(31,517)
Other movements	-	-	-	-	-	-	-	-	-	(27,229)	(27,229)
Subtotal: Transactions with owners in the year	-	117,266	-	-	-	-	(495,567)	(452,108)	(830,409)	(27,229)	(857,638)
Profit for the year (period)	-	-	-	-	-	-	-	857,623	857,623	6,886	864,509
Other comprehensive income for the year	-	-	-	22,584	(162,217)	37,701	-	-	(101,932)	2	(101,930)
Subtotal: Comprehensive income for the year	-	-	-	22,584	(162,217)	37,701	-	857,623	755,691	6,888	762,579
Closing balance as of December 31, 2024	891,303	3,234,729	(2,224)	(69,012)	(77,801)	39,639	24,324	251,482	4,292,440	104,394	4,396,834

(*) See Note N°02 letter c), for non-controlling interest.

(**) Contains profits for the period and provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued.

Period	Result attributable to equity holders	Allocated to reserves	Allocated to dividends	Percentage distributed	No. of shares	Dividend per share (in pesos)
	Ch$mn	Ch$mn	Ch$mn	%		
Year 2023 (Shareholders' Meeting April 2024)	496,404	117,266	347,483	70%	188,446,126,794	1.844
Year 2022 (Shareholders' Meeting April 2023)	808,651	300,069	485,191	60%	188,446,126,794	2.575

The attached notes form an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 11

NOTE N°01 - BACKGROUND OF THE INSTITUTION Banco Santander-Chile is a banking corporation, organized under the laws of the Republic of Chile, supervised by the Financial Market Commission (“FMC”) and subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), considering that the Bank is registered on the New York Stock Exchange (“NYSE”), through an American Depositary Receipt (“ADR”) program. Banco Santander Spain controls Banco Santander-Chile through its interests in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., which are subsidiaries controlled by Banco Santander Spain. As of December 31, 2024, Banco Santander Spain directly or indirectly owns or controls 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A., which gives Banco Santander España control over 67.18% of the Bank's shares. The Bank provides a broad range of general banking services to its clients, ranging from individuals to large corporations. Banco Santander-Chile and its affiliates (collectively referred to below as “Bank” or “Banco Santander-Chile”) offer commercial and consumer banking services, as well as other services, including factoring, collections, leasing, securities and insurance brokerage, mutual and investment funds, investment fund management and investment banking. The Bank's legal address is Calle Bandera No. 140, Santiago de Chile, and its website is www.santander.cl. NOTE N°02 - MAIN ACCOUNTING CRITERIA USED 1. Basis for preparation These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards for Banks (CASB), specifically the version applicable since January 2022, as well as instructions issued by the Financial Market Commission (FMC), a supervisory body that, in accordance with Law No. 21,000, provides in section 6 of its article 5 that the FMC may establish the standards for the preparation and presentation of the reports, balance sheets, statements of position and other financial statements of the supervised entities and determine the principles according to which they must keep their accounting and in everything that is not dealt with by it, if it does not contradict its instructions, they must adhere to the generally accepted accounting criteria, which correspond to the technical standards issued by the College of Accountants of Chile A.G., coinciding with the International Financial Reporting Standards (IFRS) agreed upon by the International Accounting Standards Board (IASB). In the event of discrepancies between the accounting principles and the accounting criteria issued by the FMC in the CASB and instructions, the latter will prevail. For the purposes of these Consolidated Financial Statements, the Bank uses certain terms and conventions for currencies. “USD” refers to “US dollar”, “EUR” refers to “euro”, “CNY” refers to “Chinese yuan”, “JPY” refers to “Japanese yen”, “CHF” refers to “Swiss franc”, “AUD” refers to “Australian dollar” and “UF” refers to “Chilean Unidad de Fomento”. The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income, the Consolidated Statements of Other Comprehensive Income, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable manner. 2. Basis for preparation of consolidated financial statements The Consolidated Financial Statements as of December 31, 2024 and 2023 incorporate the individual financial statements of the Bank and the companies over which the Bank exercises control (affiliates), and include the adjustments, reclassifications and eliminations necessary to comply with the accounting and measurement criteria established by IFRS 10 “Consolidated Financial Statements”. Control is obtained when the Bank: i. Has power over the investee (i.e., has rights that give it the present ability to direct the relevant activities of the investee); ii. exposure, or right, to variable returns arising from its involvement in the investee; iii. and the ability to use its power over the investee to influence the amount of the investor's returns. The Bank reassesses whether it has control over an investee when facts or circumstances indicate that there are changes in one or more of the elements of control listed above. When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the feasible ability to unilaterally direct the relevant activities, then the Bank concludes to have control. The Bank considers all relevant factors and circumstances in its assessment of whether voting rights are sufficient to obtain control, including: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 12

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued

- The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other voting holders.
- The potential voting rights held by the investor, other voting holders or other parties.
- Rights arising from other contractual agreements.
- Any additional facts and circumstances that indicate that the investor has, or does not have, the present ability to direct the relevant activities at the time such decisions need to be made, including voting behavior patterns at previous shareholder meetings.

Consolidation of an affiliate begins when the Bank obtains control over it and ceases when the Bank loses control. Therefore, the income and expenses of an affiliate acquired or disposed of during the period are included in the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income from the date the Bank obtains control until the date the Bank ceases to control the affiliate.

The gains and losses and each component of the Consolidated Statements of Other Comprehensive Income are attributed to the Bank's holders and the non-controlling interest. The total comprehensive income of the affiliates is attributed to the Bank's holders and the non-controlling interest even if this would result in a deficit for the non-controlling interest. When necessary, adjustments are made to the financial statements of the affiliates to ensure that the policies and criteria applied are consistent with the Bank's accounting policies and criteria. In addition, all balances and transactions between the consolidated companies are eliminated.

Changes in the ownership interest in consolidated companies that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Bank's equity and non-controlling interest holders is adjusted to reflect the changes in ownership interest in affiliates. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the Bank's equity holders.

Non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Consolidated Statements of Changes in Equity. Their share of the year's profit or loss is presented as "Income attributable to non-controlling interest" in the Consolidated Statements of Income.

The following table shows the composition of the entities over which the Bank has the capacity to exercise control, therefore, they form part of the consolidation perimeter:

i. Entities controlled by the Bank through equity participation

		Place of	% Participation percentage					
	Activity	Incorporation	As of December 31,			As of December 31,		
	Major	And operation	Straight	Indirect	Total	Straight	Indirect	Total
Santander Corredora de Seguros Limitada	Insurance Brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Stock brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A. (*)	Insurance Brokerage	Santiago, Chile	-	-	-	50.10	-	50.10
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Card Operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00

The details of non-controlling interests are shown in Note No. 28 Equity, letter g) Non-controlling interest (minority interest).

(*) As of December 31, 2024, the Bank no longer has a stake in Klare Corredora de Seguros S.A., for more information see Note No. 05.

Consolidated Financial Statements December 2024 / Banco Santander-Chile 13

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued

ii. Entities controlled by the Bank through other considerations

The following companies (business support companies) have been consolidated based on the fact that their relevant activities are determined by the Bank's management and, therefore, the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada: whose exclusive focus is the administration and collection of loans.
- Multiplica SpA: its main objective is the development of incentive programs that encourage the use of payment cards.
- Pagonxt Payments Chile SpA: the purpose of the Company is to provide data processing and transmission services, database management, and other services.

The company Bansa Santander S.A. was part of the consolidation perimeter until May 2024, see Note 05 Significant Events.

Associated entities are those entities over which the Bank has the capacity to exercise significant influence, although not control or joint control. Typically, this capacity is manifested in a participation equal to or greater than 20% of the voting rights of the entity and are valued using the "equity method" in accordance with IAS 28 "Investments in Associates and Joint Ventures".

The following entities are considered "associated entities" in which the Bank has an interest and are recognized using the equity method:

Name of Associates	Main activity	Place of incorporation and operation	% Participation percentage As of December 31, 2024	2023
Redbanc S.A.	ATM service	Santiago, Chile	33.43	33.43
Transbank S.A.	Debit and credit card service	Santiago, Chile	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic funds transfer and clearing services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Depository of public offering securities	Santiago, Chile	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payment Clearing	Santiago, Chile	13.72	15.00
Administrador Financiero del Transantiago S.A.	Administration of smart card for public transportation	Santiago, Chile	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the financial market infrastructure for derivative instruments	Santiago, Chile	12.48	12.48

In the case of Cámara Compensación de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A., Banco Santander-Chile has a representative on the Board of Directors, which is why the Administration has concluded that it exercises significant influence.

iii. Investments in other companies

This item includes entities over which the Bank has no significant control or influence. These equity instruments must be measured in accordance with IFRS 9 "Financial Instruments" at fair value. However, in certain specific circumstances the Bank may estimate that cost is an appropriate estimate of fair value. This may be the case if there is insufficient recent information available to measure fair value, or if there is a wide range of possible fair value measurements and cost represents the best estimate of fair value within that range.

On the other hand, the Bank may make an irrevocable decision to present subsequent changes in fair value in other comprehensive income upon initial recognition. Subsequent changes in this measurement will be recognized in "Accumulated other comprehensive income – Items that will not be reclassified to profit or loss. Dividends received from these investments are recorded under "Income from investments in companies" in the Consolidated Income Statements. These instruments are not subject to the impairment model of IFRS 9 "Financial Instruments".

Consolidated Financial Statements December 2024 / Banco Santander-Chile 14

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued 3. Non-controlling interest Non-controlling interest represents the portion of net income and net assets that the Bank does not own, either directly or indirectly. It is presented as “Attributable to owners of the Bank” separately in the Consolidated Statements of Income and separately from equity in the Consolidated Statements of Financial Position. In the case of entities controlled by the Bank through other considerations, profit and equity are presented entirely as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage. 4. Operating segments The Bank's operating segments correspond to the units whose operating results are regularly reviewed by the highest decision- making authority. Two or more operating segments may be aggregated into one, only when the aggregation is consistent with the basic principle of IFRS 8 "Operating Segments" and the segments have similar economic characteristics and are similar in each of the following aspects: i. The nature of the products and services; ii. the nature of production processes; iii. the type or category of customers to whom the products and services are directed; iv. the methods used to distribute their products or provide services; and v. if applicable, the nature of the regulatory framework, for example, banking, insurance, or utilities. The Bank reports separately on each of the operating segments that meet any of the following quantitative thresholds: i. Its reported revenues from ordinary activities, including both sales to external customers and inter-segment sales or transfers, are equal to or greater than 10 percent of the combined internal and external revenues of all operating segments. ii. The amount of its reported results is, in absolute terms, equal to or greater than 10 percent of the greater of (i) the combined profit reported by all operating segments that have not reported losses; and (ii) the combined loss reported by all operating segments that have reported losses. iii. Its assets are equal to or greater than 10 percent of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments, in which case separate information about them will be disclosed if management believes that it may be useful to users of the Consolidated Financial Statements. Information relating to other business activities that do not correspond to reportable segments is combined and disclosed within the “other” Corporate Activities category. As presented, the Bank's segments were derived considering that an operating segment is a component of a unit that: i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity); ii. Its operating results are regularly reviewed by the entity's manager, who makes decisions about the resources allocated to the segment and evaluates its performance; and iii. Differentiated financial information is available. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 15

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued 5. Functional and presentation currency In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the Bank has defined the Chilean Peso as its functional and presentation currency, which is the currency of the primary economic environment in which the Bank operates, and is also the currency that influences the cost and income structure. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as “foreign currency”. 6. Foreign currency transactions The Bank conducts operations in amounts denominated in foreign currencies, mainly in U.S. dollars. Assets and liabilities denominated in foreign currencies, held by the Bank and its affiliates, are converted into Chilean pesos at the market exchange rate corresponding to the end of the reported month (discounted spot rate), which amounts to $994.10 per US$1 for December 2024 ($874.45 for December 2023). For other currencies, an external price provider is used. The amount of net foreign exchange gains and losses includes the recognition of the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and foreign exchange gains or losses on current transactions undertaken by the Bank. 7. Cash and cash equivalents The indirect method has been used to prepare the Consolidated Cash Flow Statements, in which, based on the Bank's consolidated results before taxes, non-monetary transactions are incorporated, as well as income and expenses associated with cash flows from activities classified as investment or financing. The following concepts are taken into consideration when preparing the Consolidated Cash Flow Statements: i. Cash flows: the inflows and outflows of cash and cash equivalents, meaning the balances in items such as: deposits in the Central Bank of Chile, deposits in national banks and deposits abroad. ii. Operational activities: correspond to the normal activities carried out by banks, as well as other activities that cannot be classified as investment or financing. iii. Investment activities: correspond to the acquisition, sale or disposal by other means of long-term assets and other investments not included in cash and cash equivalents. iv. Financing activities: activities that result in changes in the size and composition of equity and liabilities that are not part of operating or investing activities. 8. Definitions, classification and measurement of financial assets/liabilities i. Definitions A “Financial instrument” is any contract that gives rise to a financial asset in one entity and a financial liability or equity instrument in another entity. A “financial asset” is any asset that is: (a) cash, (b) an equity instrument of another entity, (c) a contractual right to receive cash or another financial asset from another entity; or to exchange financial assets or financial liabilities with another entity, on terms that are potentially favorable to the entity, or (d) a contract that will or may be settled using the entity's own equity instruments. A “financial liability” is any liability that is: (a) a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity, on terms that are potentially unfavorable to the entity, or (b) a contract that will or may be settled using the entity's own equity instruments. An “Equity instrument” is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 16

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued A “Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions, and which is generally settled at a future date. “Fair value” is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ii. Initial recognition The Bank shall recognize a financial asset or a financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations). A conventional purchase or sale of financial assets will be recognized using either trade date accounting or settlement date accounting. iii. Classification of financial assets/liabilities Classification of financial assets Financial assets will be classified within measurement categories based on the business models that the entity defines to manage the financial assets and the characteristics of their contractual cash flows. The business model refers to the way in which the Bank manages its financial assets to generate cash flows. That is, the entity's business model determines whether cash flows will come from obtaining contractual cash flows, from the sale of financial assets or from both. The assessment of contractual flow characteristics (SPPI Test) requires a determination of whether the contractual flows of the asset are solely payments at specified dates of principal and interest on the principal amount outstanding in the currency in which the financial asset is denominated. The principal is the fair value of the financial asset at initial recognition. However, the principal amount may change over the life of the financial asset (if there are repayments of principal). Interest is the compensation received for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time, and for other basic borrowing risks and costs, as well as for a profit margin. For the assessment, the Bank performs a test that assesses whether the contractual flows meet the criteria to verify whether the entity is dealing with a basic loan agreement. The Bank uses professional judgment and considers relevant factors such as currency, type of interest rate (fixed or variable) and period for which it is established. The evaluation of business models is not an instrument-by-instrument classification approach, but at a higher level of aggregation and considers all relevant evidence: model performance, risks that affect performance, how managers are compensated, among others. According to the above, the objectives of the business models are: • Holding assets to collect cash flows: assets are managed to produce cash flows by collecting contractual payments over the life of the instrument. Models under this objective allow sales if such sales are infrequent (even if significant in value) or insignificant in value both individually and in the aggregate (even if frequent), and even more so if they are due to a significant increase in risk or management of credit concentration risk. • Holding for collection and sale of financial assets: under this objective the entity's key management personnel have made the decision that both collecting contractual cash flows and selling financial assets are essential to achieving the objective of the business model. Under this objective, there is a higher frequency and value of sales. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 17

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued • Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or within a business model whose objective is achieved by collecting contractual cash flows and selling financial assets. Assets are managed on a sales basis and decisions are made on a fair value basis. In accordance with the above, the Bank will classify its financial assets according to whether they are subsequently measured at amortized cost, at fair value with changes in other comprehensive income or at fair value with changes in results. Additionally, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income. During 2023, due to the exceptional changes in liquidity in the market (changes that should continue in the short and medium term), the need arose for the Bank to maintain investments for longer periods of time. Given the above, the Bank defined the creation of a new business model called "Held to collect investments", whose objective is to better manage high levels of liquidity, where the Bank also has both the intention and the capacity to keep them until maturity. Classification of financial liabilities An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for derivative liabilities which are measured at fair value through profit or loss. Reclassifications Reclassifications only occur when the business model for managing financial assets changes. These changes are determined by senior management as a result of external or internal changes. Financial liabilities are not reclassified. iv. Measurement of financial assets/liabilities Initial measurement Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of financial assets or financial liabilities that are not recorded at fair value through profit or loss. Subsequent measurement of financial assets A financial asset will subsequently be measured according to: (1) Amortized cost A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets to collect cash flows and the contractual terms of the financial asset result, at specified dates, in cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income shall be calculated using the effective interest method. This method is applicable to financial assets and liabilities measured at amortized cost (interest income and expense). The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts during the expected life of the financial asset or financial liability with respect to the gross carrying amount of the financial asset or the amortized cost of a financial liability. (2) Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 18

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued (3) Fair value through profit or loss A financial asset is measured at fair value through profit or loss unless it is measured at amortized cost or at fair value through other comprehensive income. (4) Irrevocable election to measure at fair value through other comprehensive income At the time of initial recognition of investments in equity instruments, an election may be made to present subsequent changes in fair value in other comprehensive income, which would otherwise be measured at fair value through profit or loss, when not held for trading, except for dividend income, which is recognized in profit or loss for the period. Gains or losses arising from the derecognition of these equity instruments are not transferred to profit or loss. Subsequent measurement of financial liabilities Financial liabilities will be subsequently measured at amortized cost, except for derivatives, which are measured at fair value through profit or loss. v. Derecognition of financial assets/liabilities A financial asset will be derecognized when and only when: (1) the contractual rights to the cash flows of the financial asset expire, or (2) the contractual rights to receive the cash flows from a financial asset are transferred or the Bank retains the contractual rights to receive the cash flows from the financial asset but assumes the contractual obligation to pay them to one or more recipients. Otherwise, if substantially all of the risks and rewards of ownership of the financial asset are transferred, the financial asset is derecognized. In the case of unconditional sales, sales with a repurchase agreement for their fair value at the repurchase date, sales of financial assets with a purchased call or written put option deeply "out of the money", uses of assets in which the transferor does not retain subordinated financing or grant any type of credit enhancement to the new holders and other similar cases, the transferred financial asset is derecognized from the Consolidated Statements of Financial Position, simultaneously recognizing any rights or obligations retained or created as a result of the transfer. In the case of sales of financial assets with a repurchase agreement for a fixed price or for the sale price plus interest, securities lending contracts in which the borrower has the obligation to return the same or similar assets and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statements of Financial Position and continues to be valued using the same criteria used before the transfer. A financial liability will be derecognized when, and only when, it has been extinguished - that is, when the obligation specified in the corresponding contract has been paid or cancelled, or has expired. In the case of loans, the FMC requirements for derecognition will apply, see letter o), VIII. vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented at net in the Consolidated Statements of Financial Position when and only when there is, at the current time, a legally enforceable right to offset the recognized amounts and there is an intention to settle at net or to realize the asset and settle the liability simultaneously. As of December 31, 2024 and 2023, the Bank has no offsetting financial assets/liabilities. 9. Financial derivatives and accounting hedges Derivatives are classified as trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes: i. to provide such instruments to clients who request them in the management of their market and credit risks; ii. to use them in the management of the risks of the Bank's own entities' positions and their assets and liabilities ("hedging derivatives"), and; iii. to take advantage of any changes in the value of these derivatives ("trading derivatives"). Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 19

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not meet the conditions to be considered as hedging instruments are accounted for as trading instruments. The Bank has elected to continue using the IAS 39 guidelines for hedge accounting. For a financial derivative to be considered a hedge, it must necessarily: 1. Cover one of the following three types of risk: a. From variations in the value of assets and liabilities due to fluctuations in, among others, inflation (UF), interest rate and/ or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”). b. Of changes in estimated cash flows originating from financial assets and liabilities, highly probable commitments and transactions that are expected to be carried out ("cash flow hedge"). c. The net investment in a foreign operation (“net investment in foreign operations hedge”). 2. Effectively eliminate any risk inherent to the item or position covered throughout the expected coverage period, which implies that: a. At the time of contracting the coverage, it is expected that, under normal conditions, it will act with a high degree of effectiveness (“prospective effectiveness”). b. There is sufficient evidence that the hedge was actually effective throughout the life of the hedged item or position (“retrospective effectiveness”). 3. Have adequately documented that the financial derivative was contracted specifically to serve as coverage for certain balances or transactions and the way in which this coverage was intended to be achieved and measured, provided that this method is consistent with the management of the Bank's own risks. Valuation differences in accounting hedges are recorded according to the following criteria: a. In fair value hedges, the differences produced both in the hedge elements and in the hedged elements (in relation to the type of risk hedged) are recognized directly in the “Net result from financial operations” account in the Consolidated Income Statements. b. In fair value hedges of the interest rate risk of a portfolio of financial instruments (“macro-hedging”), the gains or losses arising from the valuation of the hedging instruments are recognized directly in the Consolidated Statements of Income under the heading “Interest income and adjustments.” c. In cash flow hedges, the effective portion of the change in the value of the hedging instrument is recorded in the Consolidated Statements of Other Comprehensive Income in “Measurement accounts - Cash flow hedges” within equity. d. Differences in the valuation of the hedging instrument corresponding to the inefficient part of the cash flow hedging operations are taken directly to the Consolidated Income Statements, in “Net result from financial operations. If a derivative designated as a hedge, whether due to termination, ineffectiveness or otherwise, does not meet the requirements set out above, hedge accounting is discontinued. When the “fair value hedge” is discontinued, fair value adjustments to the hedged item’s carrying amount generated by the hedged risk are amortized against profit or loss from that date, where applicable. When “cash flow hedges” are discontinued, the accumulated result of the hedging instrument recognized in the Consolidated Statements of Other Comprehensive Income in “Measurement Accounts” of equity (while the hedge was effective) will continue to be recognized in equity until the hedged transaction occurs, at which time it will be recorded in the Consolidated Statements of Income, unless it is anticipated that the transaction will not be carried out, in which case it is immediately recorded in the Consolidated Statements of Income. Banco Santander Chile has initiated a transition plan to adopt hedge accounting according to IFRS 9 guidelines by 2025. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 20

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued Embedded derivatives in hybrid financial instruments “Embedded derivatives” are a component of a hybrid contract that simultaneously includes a host contract that is not a derivative together with a financial derivative, which is not individually transferable and which has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would do if considered in isolation. As of December 31, 2024 and 2023, Banco Santander-Chile maintains embedded derivatives in dual currency contracts in its portfolio. 10. Fair value of financial assets and liabilities When financial assets and liabilities are measured at fair value, no transaction costs are deducted. Assets and liabilities subsequently measured at amortized cost do not need to be measured at fair value. “Fair value” means the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement is for a particular asset or liability. Therefore, in measuring fair value, the Bank takes into account the characteristics of the asset or liability in the same way that market participants would take into account them in pricing the asset or liability at the measurement date. A fair value measurement assumes that the transaction for the sale of the asset or transfer of the liability occurs: (a) in the principal market for the asset or liability; or (b) in the absence of a principal market, in the most advantageous market for the asset or liability. When there is no market price for a particular financial instrument, its fair value is estimated by using the price established in recent transactions of similar instruments and, or in the absence thereof, by using valuation models that have been sufficiently tested by the international financial community, taking into consideration the specific characteristics of the instrument to be valued and, especially, the different types of risk associated with the instrument. When valuation techniques are used, the use of relevant observable inputs is maximized and the use of unobservable inputs is minimized. When an asset or liability measured at fair value has both a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in each circumstances is used to measure fair value regardless of where the input is classified in the fair value hierarchy. Although the use of average prices is permitted as a practical resource to determine the fair value of an asset or liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close out cost). All derivatives are recorded in the Consolidated Statements of Financial Position at their fair value from the date of contract. If their fair value is positive, they will be recorded as an asset and if it is negative, they will be recorded as a liability. At the date of contract, unless proven otherwise, their fair value is understood to be equal to the transaction price. Changes in the fair value of derivatives from the date of contract are recorded with a counterparty in the Consolidated Statements of Income under the caption “Results from financial assets/liabilities to be traded at fair value through profit or loss”. Specifically, the fair value of financial derivatives included in trading portfolios is assimilated to their daily price and if, for exceptional reasons, their price cannot be established on a given date, they are valued using methods similar to those used to value derivatives contracted in over-the-counter (OTC) markets. The fair value of these derivatives is assimilated to the sum of future cash flows originating from the instrument, discounted at the valuation date (“present value” or “theoretical closing”), using in the valuation process methods recognized by financial markets: “net present value” or option pricing models, among other methods. In addition, the fair value of the derivatives includes the valuation adjustment that reflects the credit risk of the transaction, whether own (DVA) or the counterparty (CVA), with the aim that the fair value of each instrument includes the credit risk of the counterparty and the Bank's own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in over-the-counter markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank's credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, in which the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered as part of the fair value of the derivative. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 21

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued In loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered by said hedging transactions are recorded. Equity instruments and contracts relating to such instruments must be measured at fair value. However, in certain specific circumstances the Bank may use cost as an appropriate estimate of fair value. This may be the case if there is insufficient recent information available to measure fair value, or if there is a wide range of possible fair value measurements and cost represents the best estimate of fair value within that range. In addition, the Bank may irrevocably elect to present subsequent changes in the fair value of the instrument in other comprehensive income. As of December 31, 2024 and 2023, there are no significant investments in listed financial instruments that have ceased to be recorded at their listed value as a result of the fact that their market cannot be considered active. The amounts recorded as financial assets/liabilities represent, in all material respects, the Bank's maximum level of exposure to credit risk at each financial statement reporting date. The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting primarily of mortgage, cash, of personal and equity instruments, right of use assets and rented, assets acquired under repurchase agreements, security loans and credit derivatives. Valuation techniques Under IFRS 13 “Fair Value Measurement” a fair value hierarchy is established based on three levels: Level 1, Level 2 and Level 3, where the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable input data. Financial instruments at fair value and determined by quotes published in active markets (level 1) include public debt, private debt, derivatives traded on organized markets, securitized assets, shares, short positions and issued fixed income. In cases where quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, occasionally, management uses significant inputs not observable in market data (level 3). To make this estimate, various techniques are used, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument at the initial time is the transaction price, unless the value of said instrument can be obtained from other transactions carried out in the market with the same or similar instrument, or valued using a valuation technique where the variables used include only observable market data, mainly interest rates. The main techniques used, as of December 31, 2024 and 2023, by the Bank's internal models to determine the fair value of financial instruments are described below: i. The present value method is used to value financial instruments that allow static hedging (mainly forwards and swaps). Expected future cash flows are discounted using the interest rate curves of the corresponding currencies. As a rule, interest rate curves are data that can be observed on the markets. ii. In the valuation of financial instruments that require dynamic hedging (mainly structured options and other structured instruments), the “Black-Scholes” model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the diluted bid-offer, exchange rates, volatility, correlation between indices and market liquidity. iii. In the valuation of certain financial instruments affected by interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the “Black-Scholes” model (“plain vanilla” options) are used. The main inputs used in these models are mainly observable market data, including the corresponding interest rate curves, volatilities, correlations and exchange rates. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 22

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued The fair value of financial instruments derived from the internal models above takes into account, among others, the terms of the contracts and observable market data, including interest rates, credit risk, exchange rates, commodity and stock quotes, volatility and prepayments. The Bank's Management verifies that the valuation models do not incorporate significant subjectivity, since these methodologies can be adjusted and calibrated, where appropriate, by internally calculating the fair value and subsequently comparing it with the corresponding actively negotiated price. The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units within the consolidation scope. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, the approval policies for new operations, market risk management and the implementation of valuation adjustment policies). Approval of a new product involves a sequence of several steps (application, development, validation, integration into corporate systems and quality review) before it is put into production. This process ensures that the assessment systems have been properly reviewed and are stable before being used. Note No. 44 “Fair value of financial assets and liabilities” of these Consolidated Financial Statements details the most important products and families of derivatives, together with their respective valuation techniques and inputs, by type of asset. 11. Fixed assets Includes the value of property, land, furniture, vehicles, computer equipment and other facilities owned by consolidated entities. Assets are classified according to their use: a. Fixed assets for own use Fixed assets for own use (which include, among others, tangible assets received by consolidated entities for the full or partial settlement of financial assets that represent collection rights from third parties and which are expected to be used continuously and for their own purposes) are presented at their acquisition cost, less their corresponding accumulated depreciation and, if applicable, impairment losses resulting from comparing the net value of each item with its corresponding recoverable amount. Depreciation is calculated using the straight-line method, based on the acquisition cost of the assets less their residual value, with the understanding that the land on which buildings and other constructions are located has an indefinite life and is, therefore, not subject to depreciation. The Bank must apply the following useful lives to the physical assets that make up the assets: ITEM Useful Life (Months) Lands - Paintings and works of art - Carpets and curtains 36 Computers and similar equipment 36 Vehicles 36 ATMs and similar machines 60 Machines and equipment in general 60 Office furniture 60 Telephone systems and communication 60 Security systems 60 Rights on telephone lines 64 Air conditioning systems 84 General facilities 120 Constructions 1,200 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 23

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued At each accounting close, consolidated entities analyze whether there are indications that the net value of their tangible assets exceeds their corresponding recoverable amount, in which case, they reduce the carrying amount of the asset in question to its recoverable amount and adjust future depreciation charges in proportion to its adjusted carrying amount and its new remaining useful life, if a re-estimation of the same is necessary. Likewise, at least at the end of the period, the estimated useful lives of the fixed assets for own use are reviewed in order to detect significant changes in them which, if they occur, will be adjusted by means of the corresponding correction of the charge in the Consolidated Income Statements of future periods of the depreciation rate by virtue of the new useful lives. The costs of conservation and maintenance of tangible assets for own use are charged to the results of the year in which they are incurred. b. Assets transferred under operating lease The criteria applied for the recognition of the acquisition cost of assets transferred under operating leases, for their amortization, for the estimation of their respective useful lives and for the recording of their impairment losses coincide with those described in relation to fixed assets for own use. 12. Leases At the inception of a contract, the Bank assesses whether it contains a lease. A contract contains a lease if it transfers the rights to control the use of an identifiable asset for a period of time in exchange for consideration. To assess whether the contract transfers the right to control the use of an identifiable asset, the Bank assesses whether: • The contract involves the use of an identifiable asset – this must be specified explicitly or implicitly, and it must be physically identified. If the supplier has the substantive right of substitution then the asset is not identifiable. • The Bank has the rights to obtain economic benefits from the use of the asset during the period of use. • The Bank has the right to direct the use of the asset, that is, to decide the purpose for which the asset is used. i. As a lessee The Bank recognizes a right-of-use asset and a lease liability at the inception of the lease agreement in accordance with IFRS 16 “Leases”. The Bank's main contracts are for offices and branches, which are necessary for the Bank to carry out its activities. At the start of the contract, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted at the Bank's incremental rate determined on the start date of the contracts, based on the duration of each contract. The average incremental rate is 1.60%. Subsequently, the asset is depreciated linearly according to the duration of the contract, and the financial liability is amortized according to the monthly payments. The financial interest is charged to the financial margin and the depreciation is charged to the depreciation expense for each year. The lease term includes the non-cancellable period established in the lease contracts, while, for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longest non-cancellable period of its lease contracts. Contracts with a non-cancellable period equal to or less than 12 months are treated as short-term leases, and, therefore, the associated payments are recorded as a straight-line expense. Any modification in the terms or rental rate is treated as a new measurement of the lease. In the initial measurement, the Bank measures the right-of-use asset at cost. The rent from the lease contracts is agreed in UF and paid in pesos. According to the provisions of Circular No. 3,649 of the FMC, the monthly variation in UF that affects the contracts established in said monetary unit must be treated as a new measurement, and therefore, the adjustments must be recognized as a modification to the obligation and the amount of the asset for the right to use leased goods must be adjusted in parallel. The Bank has not entered into lease contracts with residual value guarantee clauses or variable lease payments. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 24

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued ii. As a lessor When the Bank acts as a lessor, it initially determines whether it corresponds to a financial or operating lease. To do so, it assesses whether it has transferred substantially all the risks and rewards of the asset. If so, it corresponds to a financial lease; otherwise, it is an operating lease. The Bank recognizes the lease income received as income on a straight-line basis over the term of the contract. iii. Third party financing They are recorded as third-party financing under the caption “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present values of the payments to be received from the lessee, including the exercise price of the lessee's purchase option at the end of the contract, when there is reasonable certainty that the option will be exercised. The financial income and expenses arising from these contracts are credited and charged, respectively, to the Consolidated Statements of Income, under the items “Interest income” and “Interest expense”, in order to achieve a constant rate of return during the term of the lease. 13. Factoring operations Factoring transactions are valued at the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representing credit that the transferor delivers to the Bank. The difference in price between the amounts disbursed and the actual nominal value of the credits is recorded in the Consolidated Income Statements as interest income, using the effective interest rate method, during the financing period. In those cases in which the transfer of these instruments is carried out without liability on the part of the transferor, it is the Bank that assumes the risks of insolvency of those obliged to make the payment. 14. Intangible assets Intangible assets are identified as non-monetary assets (separate from other assets) without physical substance that arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or internally generated (at cost), when the cost of the asset can be estimated reliably and it is probable that future economic benefits attributable to the asset will flow to the Bank. Intangible assets are initially recognized at their acquisition or production cost and are subsequently measured at cost less any accumulated amortization or less any accumulated impairment losses. Software developed internally is recognized as an intangible asset if, among other requirements (basically the Bank's ability to use or sell it), it can be identified and has the capacity to generate future economic benefits. Intangible assets are amortized on a straight-line basis based on their estimated useful life, which has been defined by default at 36 months, and may be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a longer or shorter period than established. Expenses on research activities are recognized as an expense in the year in which they are incurred and are not subsequently capitalized. 15. Non-current assets held for sale Non-current assets held for sale and discontinued operations According to IFRS 5 “Non-current assets held for sale and discontinued operations”, a non-current asset will be classified as held for sale if its carrying amount will be recovered primarily through a sales transaction, rather than through continued use. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 25

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued To apply the above classification, the asset must meet the following requirements: • It must be available in its current condition for immediate sale and its sale must be highly probable. • For a sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and a program to find a buyer and complete the plan must be actively underway. • Furthermore, the sale must be expected to meet the conditions for recognition as a completed sale within one year of the classification date. Assets classified in this way shall be measured at the lower of their carrying amount or their fair value less costs to sell. Goods received or awarded in lieu of payment Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recorded are received at the price agreed between the parties or, on the contrary, in those cases where there is no agreement between them, at the amount for which the Bank is awarded said assets in a judicial auction. In both cases, an independent evaluation of the market value of the assets is determined based on the condition in which they are received. If the value of loans and receivables exceeds the fair value of the asset received or foreclosed as payment minus selling cost, the difference is recorded in the Consolidated Income Statements under "Provision for credit risk". These assets are subsequently valued at the lower of their initial recorded value and their net realizable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) less their respective cost of sale. The differences between the two are recognized in the Consolidated Statements of Income under the caption “Other operating expenses”. At the end of each year, the Bank conducts an analysis to review the cost of sale of the assets received or awarded in lieu of payment, which will be applied from that date and during the following year. In December 2024, the average cost was estimated at 7.11% of the appraisal value (5.67% as of December 31, 2023). Additionally, every 18 months a review of the appraisals is carried out (independently) to adjust the fair value of these assets. In general, it is estimated that these assets will be sold within one year from the date of their award. In compliance with the provisions of article 84 of the General Banking Law, those assets that are not sold within said period are written off in a single installment. On March 25, 2021, the FMC issued circular No. 2,247 through which it granted an additional period of 18 months for the sale of all assets that financial institutions have received in payment or are awarded between March 1, 2019 and December 31, 2021, also allowing the write-off of said assets to be carried out in installments, proportional to the number of months between the date of their receipt and the date set by the bank for their sale. 16. Recognition of income and expenses The most significant criteria used by the Bank to recognize its income and expenses are summarized below: a. Income and expenses from interest and similar items Income and expenses from interest and similar items are recorded on an accrual basis, using the effective interest rate method. However, the Bank stops recognizing income on an accrual basis when a loan or one of its installments has been overdue for 90 days. This means that the corresponding interest, adjustments or commissions are not recognized in the Consolidated Income Statements, unless they are actually received. These interests and adjustments are generally referred to as “suspended” and are recorded in memorandum accounts, which are not part of the Consolidated Statements of Financial Position, but are reported as part of the supplementary information of these (Note No. 30 and 31). Interest income from “operations with suspended accrual” is only recorded again when the debtor is up to date with its obligations. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 26

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued b. Commissions, fees and similar concepts Income and expenses from commissions and fees are recognized in the Consolidated Statements of Income using the criteria established in IFRS 15 “Revenue from ordinary activities arising from contracts with customers”. Under IFRS 15 “Revenue from Contracts with Customers”, the Bank recognizes revenue when performance obligations are satisfied by transferring the service (an asset) to the customer. Under this definition, an asset is transferred when the customer obtains control over the asset. The Bank considers the terms of the contract and its traditional business practices to determine the transfer price. The transfer price is the amount of compensation to which the entity expects to be entitled for the transfer of promised goods and services to the customer, excluding amounts collected on behalf of third parties. For each performance obligation, the Bank consistently applies the recognition method, that is, whether it satisfies the performance obligation over time or satisfies the performance obligation at a given point in time. The fees recorded by the Bank correspond mainly to: • Loan prepayment fees: includes fees related to prepayments of loan transactions carried out by customers. • Commissions on loans with letters of credit: includes commissions related to the granting of loans with letters of credit. • Commissions for lines of credit and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. • Commissions for guarantees and letters of credit: presents the commissions accrued during the year related to the granting of payment guarantees for real or contingent obligations of third parties. • Card service fees: presents the commissions earned and accrued for the year related to the use of credit, debit and other cards. • Account administration fees: includes fees accrued for the maintenance of current, savings and other accounts. • Commissions for collections, collections and payments: presents the income from commissions generated by the collection, transactional and payment services provided by the Bank. • Commissions for brokerage and securities management: income from commissions generated in brokerage, lending, administration and custody of securities. • Remuneration for management of mutual funds, investment funds or others: includes commissions from fund management companies, which are separated by type of client (natural person or a legal entity). • Remuneration for insurance brokerage and advisory: includes income generated by the sale of insurance, separated by type of insurance brokered. • Commissions for financial leasing operation services: includes financial leasing operation services when the Bank acts as lessor. • Securitization fees: includes fees for securitization services. • Commissions for financial advisory services: includes advisory services on the issuance and placement of financial instruments, restructuring and financing of financial liabilities and purchase and sale of companies, among others. • Other commissions earned: This includes income generated by currency exchanges, issuance of cashier checks and guarantee slips, trust commissions, foreign trade operations, administration of student loans and other services provided. Commission expenses include: • Fees for card transactions: these include fees for credit card transactions, debit cards and provision of funds, related to the income generated by fees for card services. • Card brand license fees: fees paid to major card brands: credit, debit and pre-paid. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 27

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued • Other fees for services related to the credit card system and pre-paid cards. • Expenses for obligations of loyalty and merit programs for clients with cards: includes expenses related to programs that benefit clients related to the use of cards. • Securities transaction fees: These include fees for deposit, securities custody, securities brokerage, mutual fund investments, stock exchanges, central counterparty and market infrastructure services. • Other fees for services received: these include fees for guarantee services, foreign trade, correspondent banks, ATMs and electronic transfers. • Commissions for high-value payment clearings: includes commissions to ComBanc, CCLV, etc. The relationship between the segment note and the disaggregated income is presented in Note No. 32 Commissions. The Bank maintains benefit plans associated with its credit cards, which under IFRS 15 “Revenue from ordinary activities arising from contracts with customers” have the necessary provisions to meet future performance obligations, or said obligations are settled immediately upon their generation. c. Non-financial income and expenses They are recognized in accounting in accordance with the criteria established in IFRS 15 “Revenue from ordinary activities arising from contracts with clients”, identifying the performance obligation and when these are satisfied (accrued). d. Commissions for the origination of loans Financial fees that arise in the origination of loans, mainly origination fees or fees for credit research and information, are accrued and recorded in the Consolidated Income Statements throughout the life of the loan. 17. Provisions for credit risk of loans and contingent operations The Bank continuously evaluates the entire portfolio of loans contingent operations, as established by the FMC, in order to timely establish the necessary and sufficient provisions to cover the expected losses associated with the characteristics of the debtors and their loans, based on payment and subsequent recovery. The Bank uses the following models established by the FMC and approved by the Board of Directors to evaluate its portfolio of contingent loans: • Individual assessment of debtors – This applies to debtors recognized as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis. • Group assessment of debtors – Group assessments are relevant for exposures related to residential and consumer mortgage loans, as well as commercial exposures related to student loans and exposures with debtors who simultaneously meet the following conditions: i. The Bank has an aggregate exposure to the same counterparty of less than 20,000 UF. The aggregate exposure is considered gross of provisions or other mitigating factors. In addition, it includes residential mortgage loans. In the case of off-balance sheet items (contingent loans), the gross amount is calculated by applying the credit conversion factors, defined in Chapter B-3 of the CASB. ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio of loans assessed on a group basis. Group assessments are relevant to address a large number of transactions with low individual amounts, whether they involve individuals or small companies. The Bank groups debtors with similar credit risk characteristics, associating each group with a certain probability of default and a recovery percentage based on a well-founded historical analysis. To this end, the Bank implemented the standard model for residential mortgage and commercial loans, and an internal model for consumer loans. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 28

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued

A. Provisions for individual evaluations

The individual assessment of commercial debtors is necessary, in accordance with the provisions of the FMC when it comes to companies that, due to their size, complexity or level of exposure to the entity, require knowledge and analysis in detail.

The analysis of debtors focuses primarily on their credit quality and classifies them into the risk category corresponding to the debtor and their respective credit operations and contingent loans, after assigning them to one of three portfolio statuses: Normal, Substandard or Impaired. The risk factors used in this assignment are: the industry or sectors they operate in, their business situation, ownership, management, their financial situation, payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

1. Portfolio in Normal Compliance, which corresponds to debtors whose payment capacity allows them to meet their obligations and commitments, and this condition is not expected to change, according to their economic-financial situation. The classifications assigned to this portfolio are categories A1 to A6.

2. Substandard Portfolio, which includes debtors with financial difficulties or a significant deterioration in their ability to pay and for whom there are reasonable doubts about the full repayment of capital and interest under the agreed contractual terms, showing little flexibility to meet their short-term financial obligations. The classifications assigned to this portfolio are categories B1 to B4.

3. Impaired Portfolio, includes debtors and their loans for which recovery is considered remote, since they show a deteriorated or null payment capacity. This portfolio includes debtors who have stopped paying their credits or with evident signs that they will stop doing so, as well as those who require a forced restructuring of debts, reducing the obligation or postponing the term of the principal or interest and any debtor who presents a delay equal to or greater than 90 days in the payment of interest or capital. The classifications assigned to this portfolio are categories C1 to C6.

Portfolios in Normal and Substandard Compliance

As part of the individual analysis of debtors, the Bank classifies debtors into the following categories, assigning them the percentages of probability of default and loss given default, which result in the expected loss percentages:

Portfolio Type	Debtor Category	Probability of Default (%)	Loss due to Default (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.00	0.0360
	A2	0.10	82.50	0.0825
	A3	0.25	87.50	0.2188
	A4	2.00	87.50	1.7500
	A5	4.75	90.00	4.2750
	A6	10.00	90.00	9.0000
Substandard Portfolio	B1	15.00	92.50	13.8750
	B2	22.00	92.50	20.3500
	B3	33.00	97.50	32.1750
	B4	45.00	97.50	43.8750

Consolidated Financial Statements December 2024 / Banco Santander-Chile 29

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued

To determine the amount of provisions, the affected exposure is first determined, which includes the book value of the loans plus contingent credits, less the amounts that are feasible to recover through the execution of the financial or real guarantees that support the operations. The respective loss percentages are applied to said exposure. In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that would be obtained in the sale of the assets or capital instruments. In the case of substitution of the debtor's credit risk for the credit quality of the guarantor or surety, this methodology will only be applicable when the guarantor or surety is an entity rated in a category similar to investment grade by a local or international rating firm recognized by the FMC.

In no case may the amounts with a guarantee be deducted from the total exposure amount, a procedure applicable only when dealing with financial or real guarantees.

Without prejudice to the foregoing, the Bank must maintain a minimum provision percentage of 0.5% on loans and contingent operations in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and 100% of the amount of contingent credits, of debtors who at the end of a month are 90 days or more in arrears in the payment of interest or capital of a loan. It will also include debtors who are granted a refinancing loan to keep a debt up to date, which was more than 60 days overdue, as well as those debtors who have been subject to forced restructuring or partial forgiveness of a debt.

The following will be excluded from the impaired portfolio: a) a residential mortgage loans, which is less than 90 days overdue; and, b) loans for financing higher education under Law No. 20,027, which do not yet present the conditions of default indicated in Circular No. 3,454 of December 10, 2008.

For the purposes of establishing provisions for the impaired portfolio, an expected loss rate is first determined, deducting the amounts that can be recovered through the execution of guarantees and, if specific information is available, the present value of the recoveries obtained through collection actions, net of associated expenses.

Once the expected loss range has been determined, the respective provision percentage is applied to the exposure amount that includes the loans plus the contingent operations of the same debtor.

The provision percentages that are applied to the exposure are as follows:

Classification	Estimated loss range	Provision
C1	Up to 3%	2%
C2	More than 3% up to 20%	10%
C3	More than 20% up to 30%	25%
C4	More than 30% up to 50%	40%
C5	More than 50% up to 80%	65%
C6	More than 80%	90%

All of the debtor's loans must remain in the Impaired Portfolio until a normalization of its payment capacity or behavior is observed, without prejudice to proceeding to the write-off of each particular loan that meets the condition indicated in Title II of Chapter B-2 of the CASB. In order to remove a debtor from the Impaired Portfolio, once the circumstances that led to its classification in this portfolio according to these rules have been overcome, at least the following cumulative conditions must be met:

i. None of the debtor's obligations to the Bank are more than 30 calendar days overdue.

ii. No new refinancing has been granted to pay its obligations.

iii. At least one of the payments made includes amortization of capital.

iv. If the debtor has any loans with partial payments in periods of less than six months, the debtor has already made two payments.

v. If the debtor must pay monthly installments for one or more loans, he has paid four consecutive installments.

vi. The debtor does not appear with unpaid direct debts in the information compiled by the FMC, except for insignificant amounts.

Consolidated Financial Statements December 2024 / Banco Santander-Chile 30

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued B. Loan loss allowance for group assessments Group assessments are relevant for exposures of residential mortgage loans and consumer loans, in addition to commercial exposures related to student loans and exposures with debtors who simultaneously meet the following conditions: i. The Bank has an aggregate exposure (exposure to the same Business Group at a consolidated level) to the same counterparty of less than 20,000 UF. The aggregate exposure is considered gross of provisions or other mitigating factors. In addition, residential mortgage loans are included in this calculation. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CASB. ii. Each aggregate exposure to the same counterparty does not exceed 0.2% of the total portfolio associated with the loans evaluated group-wise. To determine provisions, group assessments require the creation of groups with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, through technically based estimates and prudential criteria, both the payment behavior of the group and the recovery of its defaulted credits. For this purpose, a model based on the characteristics of the debtors, payment history, outstanding loans and default, among other relevant factors, is used. The Bank uses methodologies to determine credit risk, based on internal and/or standard models for estimating provisions for the portfolio evaluated as a group, which includes commercial loans for debtors not evaluated individually, residential mortgage and consumer loans (including installment loans, credit cards and overdraft lines). This methodology allows for the independent identification of the performance of the portfolio over a one-year period, thus determining the provision necessary to cover losses that occur over a one-year period from the balance sheet date. Clients are segmented according to their internal and external characteristics into groups or profiles, to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model), this is known as the profile assignment method. The profile assignment method is established based on a statistical construction method, constituting a relationship through a logistic regression between variables such as; delinquency, external behavior, sociodemographic variables, among others and a response variable that determines the client's risk, in this case delinquency equal to or greater than 90 days. Subsequently, common profiles are established to which a probability of default (PD) and a recovery percentage are determined based on a well-founded historical analysis that is recognized as the loss given default (LGD). Therefore, once the clients have been profiled and a PD and LGD have been assigned in relation to the profile to which the credit belongs, the affected exposure is calculated, which includes the book value of the client's loans plus contingent credits, less the amounts that are feasible to recover through the execution of guarantees (for loans other than consumer credits). Without prejudice to the foregoing, for the purposes of establishing provisions associated with residential mortgage and commercial loans, the Bank must recognize minimum provisions in accordance with the standard method established by the FMC for this type of loans, which correspond to a minimum prudential base defined by the standard model, which does not exempt the Bank from its responsibility to have internal methodologies for the purposes of determining sufficient provisions to protect the credit risk of said portfolio. The establishment of provisions will be made considering the highest value obtained between the respective standard method and the internal method. Standard method of provisions for group portfolio 1. Residential mortgage portfolio In accordance with the provisions of the CASB, the Bank applies the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to the amount of home mortgage loans will depend on the delinquency of each loan and the relationship, at the end of each month, between the amount of the outstanding capital of each loan and the value of the mortgage collateral that covers it, also known as the loan-to-value (LTV). Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 31

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued

The provision factor applicable according to delinquency and LTV is as follows:

LTV range	Days in arrears at the end of the month	0	1-29	30-59	60-89	Impaired Portfolio
LTV≤40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40%<LTV≤80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80%<LTV≤90%	PD (%)	2.515	27.93	52.58	79.6952	100
	LGD (%)	21.5527	21.66	21.92	22.1331	22.231
	EL (%)	0.5421	6.0496	11.5255	17.639	22.231
LTV>90%	PD (%)	2.74	28.43	53.08	80.3677	100
	LGD (%)	27.2	29.03	29.59	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV= Outstanding loan capital/Mortgage collateral value.

This standard method will also be applied to residential leasing operations, following the same criteria described above and considering the value of the leased asset as equivalent to the amount of the mortgage collateral.

In the event that the same debtor has more than one residential mortgage loan with the Bank, and one of them is 90 days or more in arrears, all of these loans will be assigned to the impaired portfolio, calculating the provisions for each of them according to their respective LTV percentages.

In the case of residential mortgage loans linked to housing and subsidy programs of the Chilean State, provided that they are contractually covered by the auction insurance provided by the latter, the provision percentage may be weighted by a loss mitigation factor (LM), which depends on the LTV percentage and the price of the home in the purchase-sale deed (V). The LM factors to be applied to the corresponding provision percentage are those presented in the following table:

LM factor loss mitigation for loans with state auction insurance		
LTV range	Section V: Price of housing in deed (UF)	
	V<1.000	1,000< V <= 2,000
LTV <= 40% 40% < LTV <= 80%	100	
80% < LTV <=90%	95	96
LTV > 90%	84	89

2.Commercial portfolio

In accordance with the provisions of the CASB, the Bank applies the standard model of provisions for commercial loans of the group portfolio, as appropriate to commercial leasing operations, student loans or other types of commercial loans.

Prior to the implementation of the standard model, the Bank used its internal models to determine group provisions for commercial loans.

i. Commercial leasing operations

For these operations, the provision factor must be applied to the current value of the commercial leasing operations (including the purchase option) and will depend on the delinquency of each operation, the type of asset being leased and the relationship, at the end of each month, between the current value of each operation and the value of the asset being leased (LTV), as indicated in the following tables:

Consolidated Financial Statements December 2024 / Banco Santander-Chile 32

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued

Probability of Default (PD) applicable according to default and type of asset (%)		
Days of arrears of the operation at the end of the month	Type of asset	
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100	100

Loss Given Default (LGD) applicable according to LTV range and type of asset (%)		
LTV range (*)	Real estate	Non-real estate
LTV ≤ 40%	0.05	18.2
40% < LTV ≤ 50%	0.05	57
50% < LTV ≤ 80%	5.1	68.4
80% < LTV ≤ 90%	23.2	75.1
LTV > 90%	36.2	78.9

(*) LTV= Current value of the operation/Value of the asset in leasing

The determination of the LTV ratio will be carried out considering the appraisal value, expressed in UF for real estate and in pesos for non-real estate, recorded at the time of granting the respective loan and taking into account possible situations that at that time may be causing temporary increases in the prices of the property.

ii. Student loans

For these operations, the provision factor must be applied to the student loan and the exposure of the contingent operations, when applicable. The determination of said factor depends on the type of student loan and the enforceability of the payment of capital or interest, at the end of each month. When payment is enforceable, the factor will also depend on its delinquency. For the purposes of loan classification, a distinction is made between those granted for the financing of higher education studies granted in accordance with Law No. 20,027 (CAE) and, on the other hand, loans with CORFO guarantee or other student loans.

Probability of Default (PD) applicable according to payment demand, delinquency and type of loan (%)			
Presents payment enforceability of capital or interest at month-end	Days in arrears at the end of the month	Type of student loan	
		CAE	CORFO or others
Yes	0	5.2	2.9
	1-29	37.2	15
	30-59	59	43.4
	60-89	72.8	71.9
	Portfolio in default	100	100
No	n/a	41.6	16.5

Loss Given (LGD) applicable according to LTV range and type of asset (%)		
Presents payment enforceability of capital or interest at month-end	Type of student loan	
	CAE	CORFO or others
Yes	70.9	
No	50.3	45.8

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 33

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued

iii. Generic commercial loans and factoring

For factoring operations and other commercial loans, the provision factor applicable to the amount of the loan and the contingent credit exposure will depend on the delinquency of each operation and the relationship that exists, at the end of each month, between the obligations that the debtor has with the Bank and the value of the real collateral that covers them (LTVC), as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and LTVC tranche (%)

Days in arrears at the end of the month	With guarantee		No collateral
	LTVC ≤ 100%	LTVC > 100%	
0	1.86	2.68	4.91
1-29	11.6	13.45	22.93
30-59	25.33	26.92	45.3
60-89	41.31	41.31	61.63
Portfolio in default	100	100	100

Loss Given Default (LGD) applicable according to LTVC range (%)

Collateral (with/without)	LTVC range	Factoring and other commercial loans without responsibility of assignor	Factoring with responsibility of the assignor
With collateral	LTVC ≤ 60%	5	3.2
	60% < LTVC ≤ 75%	20.3	12.8
	75% < LTVC ≤ 90%	32.2	20.3
	90% < LTVC	43	27.1
No collateral		56.9	35.9

The collateral used to calculate the LTVC ratio of this method may be of a specific or general nature or those that simultaneously are specific and general in nature. However, a collateral can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favor of the Bank and it is not shared with other debtors. The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

To calculate the LTVC ratio, the following considerations must be taken:

i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The LTVC ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value.

ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding LTVC jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific collateral that, according to the scope of the remaining coverage clauses, protect the loans considered in the numerator of the ratio mentioned above.

The amounts of collateral used in the LTVC ratio in (i) and (ii) should be determined according to the:

- The collateral's last valuation, whether in its appraisal or fair value, depending on the type of collateral in question. The criteria in Chapters 7-12 of the Updated Collection of Banking Regulations (from now on: UCBR) should be considered to determine fair value.
- Possible situations that could be causing temporary rises in the value of the collaterals.
- The limitations on the amount of coverage established in their respective clauses.

In November 2023, with the aim of improving the prediction of customer behavior and maintaining high monitoring standards, the Bank implemented a calibration of its group credit risk provisioning models. The effects of this calibration implied a lower provisioning amount of approximately Ch$13,835 million.

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 34

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued C. Provisions on contingent loans Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients. To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below: Type of loan Credit Translation Factor (CTF) Freely available credit lines with immediate cancellation 10% Contingent credits linked to student loans (CAE) 15% Letters of credit for merchandise movement operations 20% Other freely available credit lines 40% Commitments to purchase local currency debt abroad 50% Transactions related to contingent events 50% Guarantees and sureties 100% Other credit commitments 100% Other contingent loans 100% In the case of transactions carried out with clients who have non-performing loans, said exposure will always be equivalent to 100% of their contingent credits. D. Collateral and credit enhancements Collateral are only considered in the calculation of provisions when they are legally constituted and the conditions that allow their eventual execution or liquidation in favor of the Bank are met. The valuation of real collateral (mortgages or pledges) reflects the net flow that would be obtained from the sale of the assets or debt or capital instruments, after deducting the estimated expenses, in the event of default by the debtor. For mortgages and collateral on assets, the Bank has analyses that show the relationship between the prices that would be obtained in a possible liquidation and their appraisal or award values. In any case, the valuations of mortgages and other assets received are based on appraisals carried out by independent professionals. The maintenance and transaction costs are based on historical information of at least 3 years. The Bank has the necessary policies for reevaluating collateral. Financial collateral, valued at adjusted fair value, may only be discounted from credit risk exposures when they have been established for the sole purpose of guaranteeing the fulfillment of the loans in question. The adjusted fair value is obtained by applying the discount factors for interest rate and currency volatility established by the FMC and subtracting liquidation costs. The determination of provisions in the case of assets delivered in leasing, considers the value that would be obtained in the sale of the leased assets, taking into account the deterioration that they may present and the expenses associated with their redemption and liquidation or a possible relocation. The determination of provisions for factoring loans consider that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor. E. Additional provisions Under FMC rules, banks are allowed to establish provisions above the limits described above, in order to protect themselves from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. These provisions, in accordance with the provisions of Chapter B-1, number 9 of the CASB of the FMC, will be reported in liabilities, as well as provisions on contingent loans. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 35

NOTE No. 02 - MAIN ACCOUNTING CRITERIA USED, continued. F. Provisions related to financing with FOGAPE Covid-19 guarantee The FMC requested to determine specific provisions for loans guaranteed by the FOGAPE Covid-19 guarantee, for which the expected losses must be determined by estimating the risk of each operation, without considering the substitution of the credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CASB. This calculation must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable. Therefore, the total amount of expected losses resulting from the aggregate calculation of each group of operations must be contrasted with the respective total deductible amount that corresponds to them and proceed as follows: when the expected losses of the operations of a group to which the same deductible percentage applies, determined in accordance with the indicated procedure, are less than or equal to the aggregate deductible amount, the provisions will be determined without considering the FOGAPE Covid-19 coverage, that is, without replacing the credit quality of the direct debtor with that of the guarantor and when they are greater than the aggregate deductible amount, the provisions will be determined using the substitution method provided for in section 4.1 letter a) of Chapter B-1 of the CASB and will be recognized in separate accounts for commercial, consumer and residential mortgage loan loss provisions. G. Provisions established for credit risk as a result of additional prudential requirements Corresponds to the amount of provisions for credit risk required in accordance with the prudential instructions of this Commission related to the evaluation of credit risk management with respect to UCBR 1-13 and which do not qualify as provisions established or additional provisions according to the definitions of Chapter B-1 of the CASB. H. Distressed loans and suspension of accrual Distressed loans, in the case of individual assessment, is made up of the loans classified in the Impaired Portfolio plus categories B3 and B4 of the Substandard Portfolio. In the case of group assessment, it includes the credits of the Impaired Portfolio. The Bank stops recognizing income on an accrual basis in the Consolidated Statements of Income when the loan or one of its installments has been overdue for 90 days. From the date on which interest is suspended and until they are no longer classified as Distressed, the loans will not be credited with interest, inflation adjustment or commissions in the Consolidated Statements of Financial Position and no income will be recognized for such loans in the Consolidated Statements of Income, unless they are actually received. I. Write-offs As a general rule, write-offs should be made when the contractual rights to the cash flows expire. The write-offs in question refer to the derecognition in the Consolidated Statements of Financial Position of the assets corresponding to the respective operation, including that part that might not be due if it were a loan payable in installments or partial installments, or a leasing operation (there are no partial write-offs), including that part which may not be overdue in the case of a loan payable in installments or a leasing transaction (there are no partial wrote-offs). This includes overdue, past-due and current installments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency. Write-offs are always recorded against the established credit risk provisions, in accordance with the provisions set forth in Chapter B-1 of the CASB, regardless of the reason for which the write-off is made. Write-offs must be carried out under the following circumstances, whichever occurs first: 1. The Bank, based on all available information, concludes that it will not obtain cash flows from the loan recorded as an asset. 2. When an unencumbered claim is 90 days old since it was registered as an asset. 3. Upon expiration of the statute of limitations for actions to demand collection through an enforcement proceeding or at the time of rejection or abandonment of the execution of the title by a final judicial resolution. 4. When the delay in an operation reaches the over due period provided below: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 36

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued Type of loan Period Consumer loans with or without collateral 6 months Other operations without collateral 24 months Commercial loans with collateral 36 months Residential mortgage loans 48 months Consumer leasing 6 months Other non-real estate leasing operations 12 months Real estate leasing (commercial and residential) 36 months J. Recoveries of loans and accounts receivable from previously written-off clients Subsequent payments obtained from written-off transactions will be recorded in the results as recoveries of written-off loans. When there are recoveries of assets, the income will be recognized in the results for the amount in which they are incorporated into the assets, in accordance with the provisions of the Chapter of the CASB regarding Assets received or awarded in lieu of payment. The same criteria will be followed if the leased assets are recovered after the write-off of a leasing operation, when said assets are incorporated into the assets. 18. Impairment of financial assets other than contingent loans and credits The Bank applies IFRS 9 “Financial Instruments” to determine the impairment of financial assets measured at fair value with changes in other comprehensive income and financial assets at amortized cost other than contingent loans. The calculation consists of estimating the potential credit losses that could be observed in a financial instrument due to differences between future cash flows in accordance with the original contract versus the cash flows expected to be received, ensuring at all times that the results obtained are appropriate to the reality of the operations, the current economic environment and all available information. This model uses a dual measurement approach, whereby the impairment provision is measured as: • 12-month expected credit losses: represents the expected credit losses arising from default events on a financial instrument that are likely to occur within 12 months after the reporting date. • Lifetime expected credit losses: represents the expected credit losses arising from default events on a financial instrument that may occur throughout the life of the transaction. At each reporting date, an entity shall measure the provision at an amount equal to the “lifetime expected credit losses” if the credit risk of that financial instrument has increased significantly since initial recognition. Otherwise, if, at the reporting date, the credit risk of a financial instrument has not increased significantly since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to “12-month expected credit losses”. In making that assessment, an entity shall compare the risk of default on a financial instrument at the reporting date with that at the date of initial recognition and consider reasonable and supportable information available without undue cost or effort that is indicative of increases in credit risk since initial recognition (on an aggregate or individual basis). Based on changes in credit quality, IFRS 9 describes a "three-stage" impairment model according to the following diagram: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 37

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued Change in credit quality since initial recognition Phase 1 Phase 2 Phase 3 Initial recognition Significant increase in credit risk since initial recognition Credit impaired assets Expected credit losses at 12 months Lifetime credit losses Lifetime credit losses Fair and supportable information is information that is reasonably available at the reporting date without undue effort or cost, including information on past events, current conditions and forecasts of future economic conditions. The Bank considers that when contractual payments are delayed for more than 30 days, the credit risk of a financial asset has increased significantly, but it is not the only indicator. Measuring expected credit losses Expected credit losses are a probability-weighted estimate of credit losses over the expected life of the financial instrument, i.e., the present value of all cash shortfalls. The 3 components of the expected credit loss measurement are: PD: The probability of default is an estimate of the probability of default over a given time horizon. LGD: Loss Given Default is an estimate of the loss that would occur if a default occurs at a given time. EAD: Exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, and interest on late payments. These parameters used to calculate impairment provisions were developed from the infrastructure of the internal models used and take into account the experience acquired from the regulatory and management field, as well as the stages in which each financial asset is classified, including forward-looking information, point-in-time (PIT) vision, multiple scenarios, calculation of losses for the entire life of the operation using PD lifetime, among others. For the purposes of measuring expected credit losses, collateral and other credit enhancements are considered. Determination of significant increase in risk In order to determine the classification in phase 2, an assessment is made of whether there is a significant increase in credit risk (SICR) since the initial recognition of the operations, taking into account a series of principles that guarantee that all financial instruments are subject to this assessment, in which the particularities of each portfolio and type of product are considered based on various quantitative and qualitative indicators. All of this is subject to the expert judgment of the analysts, who set the thresholds under appropriate management integration and implement it under the approved governance. The judgments and criteria used to establish thresholds are based on a number of principles and techniques. The principles are as follows: • Universality: All financial instruments under a credit rating must be assessed for their potential SICR. • Proportionality: the definition of the SICR must take into account the particularities of each portfolio. • Materiality: its implementation must also be consistent with the relevance of each portfolio so as not to incur unnecessary cost or effort. • Holistic view: the selected approach should be a combination of the most relevant aspects of credit risk (i.e., quantitative and qualitative). • Application of IFRS 9: The approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition, as well as considering forward-looking information. • Risk management integration: Criteria must be consistent with those metrics considered in day-to-day risk management. • Documentation: Appropriate documentation must be prepared. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 38

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued To classify financial instruments in phase 2 we consider the following criteria: • Quantitative criteria: changes in the risk of default occurring over the expected life of the financial instrument are analyzed and quantified relative to the initial credit risk level. Quantitative thresholds have been defined for the portfolios. These thresholds can be expressed as an absolute or relative increase in the probability of default. • Qualitative criteria: we use various indicators that are aligned with those used in ordinary credit risk management (defaults of more than 30 days, refinancing, etc.) using expert judgment. • Definition of default: This definition involves the application of several criteria to classify exposures as Phase 3, including transactions with default for 90 consecutive days, or the identification of other criteria that demonstrate whether the counterparty can meet all its financial obligations. • Expected life of the financial instrument: we estimate the expected life of a financial instrument taking into account all contractual terms (e.g., advance payments, duration, purchase options, among others). Recognition of expected credit losses An entity shall recognize in the profit or loss statement, as an impairment gain or loss, the amount of expected credit losses (or releases) by which the loss allowance is required to be adjusted at the reporting date to reflect the amount required to be recognized. For assets measured at fair value through other comprehensive income, the carrying amount of the instruments is the fair value. Therefore, the recognition of impairment does not affect the carrying amount of such instruments, and is reflected as a movement between other comprehensive income (a deduction from fair value) and profit or loss at each reporting date. In the case of assets measured at amortized cost, impairment is presented through a supplementary account that reduces the value of the asset. 19. Impairment of non-financial assets The Bank's non-financial assets are reviewed at each Consolidated Financial Statement reporting date to determine whether there are indications of impairment (i.e., when the carrying amount exceeds the recoverable amount). If such indications exist, then the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and the value in use. In assessing the value in use, estimates of cash inflows or outflows shall be discounted to present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the profit or loss statement for the period. For other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indication that the loss has decreased and should be reversed. The increase in the carrying amount of an asset other than goodwill attributed to a reversal of an impairment loss shall not exceed the carrying amount that would have been realized (net of amortization or depreciation) if no impairment loss had been recognized for that asset in prior periods. An impairment loss recognized in goodwill shall not be reversed. 20. Provisions, contingent assets and liabilities Provisions are liabilities for which there is uncertainty about their amount or maturity. These provisions are recognized in the Consolidated Statements of Financial Position when the following requirements are met cumulatively: i. It is a current obligation (legal or constructive) as a result of past events and; ii. At the date of the financial statements, it is probable that the Bank will have to expend the resources to settle the obligation and; iii. the amount of these resources that can be reliably measured. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 39

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued A contingent asset or liability is any obligation arising from past events whose existence will be confirmed only if one or more uncertain future events occur that are not under the Bank's control. The Consolidated Financial Statements include all significant provisions for which it is estimated that the probability of the obligation having to be met is greater than otherwise. Provisions are quantified using the best information available as a result of the events that gave rise to them and are reviewed and adjusted at each financial year end and are used to meet the specific obligations for which they were originally recognized. They are reversed, in whole or in part, when such obligations cease to exist or decrease. Provisions are classified according to the obligations covered, which are as follows: • Provisions for employee benefit obligations. • Provisions for lawsuits and litigation. • Provisions for operational risk. • Provision for minimum dividends. • Provisions for contingent credit risk. • Contingency provisions. 21. Income tax and deferred taxes The Bank recognizes, when applicable, deferred tax assets and liabilities for the future estimate of the tax effects attributable to differences between the carrying amounts of assets and liabilities and their tax values. Deferred tax assets and liabilities are measured based on the tax rate that, according to current tax legislation, must be applied in the year in which the deferred tax assets and liabilities are realized or settled. The future effects of changes in tax legislation or tax rates are recognized in deferred taxes from the date on which the law approving such changes is published. Current tax assets correspond to provisional payments that exceed the provision for income tax or other income tax credits, such as training expenses or donations to universities. Additionally, the monthly provision payments to be recovered with profits absorbed by tax losses must be included. In the case of liabilities, they correspond to the provision for income tax calculated according to the tax results of the period, after deducting mandatory or voluntary provisional payments and other credits that are applied to this obligation. For presentation in the Consolidated Statements of Financial Position, in accordance with IAS 12, the tax position should be offset at the tax entity level, as appropriate, and then the net balances by tax entity should be added at the consolidated level. 22. Employee benefits i. Post-employment benefits – Defined benefit plan: In accordance with current agreements with management, Banco Santander-Chile offers its top executives an additional benefit, consisting of a pension plan, which aims to ensure that they have funds for a supplementary pension upon retirement. Plan Features: The main features of the Post-Employment Benefits Plan promoted by Banco Santander-Chile are: i. Oriented to Managers. ii. The general requirement to qualify for this benefit is to be in office when you turn 60. iii. The Bank will take out a mixed collective insurance policy (life and savings) for each executive, with the Group company to which the executive belongs being the contracting party and beneficiary. Periodic contributions will be made in the same amount as each executive contributes to his or her voluntary contributions plan. iv. The Bank will be responsible for granting the benefits directly. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 40

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued The projected unit credit method is used to determine the present value of the defined benefit obligation and the present service cost. The components of defined benefit cost include: • Current service cost and any past service cost, which are recognized in the profit or loss statement for the period; • the net interest on the net defined benefit liability (asset), which is recognized in the profit or loss statement for the year; • The new measurements of the net defined benefit liability (asset) include: (a) actuarial gains and losses; (b) the return on plan assets; and (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income. The net defined benefit liability (asset) is the deficit or surplus, determined as the difference between the present value of the defined benefit obligation less the fair value of the plan assets. Plan assets comprise insurance policies contracted by the Bank with a third party that is not a related party. These assets are held by an entity legally separate from the Bank and exist solely to pay benefits to employees. The Bank recognizes the present service cost and the net interest in the item 'Personnel salaries and expenses' in the Consolidated Statement of Income. The plan's structure does not generate actuarial gains or losses. The plan's performance is established and fixed during the period; consequently, there are no changes to the asset's ceiling. Accordingly, there are no amounts recognized in other comprehensive income. The post-employment benefit obligation recognized in the Consolidated Statements of Financial Position represents the deficit or surplus in the Bank's defined benefit plans. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of reimbursements from the plan or reductions in future contributions to the plan. When employees leave the plan before meeting the eligibility requirements for the benefit, the Bank's contributions are reduced. ii. Compensation for years of service: Severance pay is recorded only when it actually occurs or when there is a formal and detailed plan identifying the fundamental changes to be made, and provided that the plan has begun to be implemented or its main features have been publicly announced, or objective facts about its implementation can be derived. iii. Cash-settled share-based benefits: The Bank provides certain executives of the Bank and its affiliates with a cash-settled share-based payment benefit in accordance with the requirements of IFRS 2. The Bank measures the services received and the liability incurred at fair value. Until the liability is settled, the Bank determines the fair value of the liability at the end of each reporting period and at the settlement date, recognizing any change in fair value in profit or loss for the period. 23. Using estimates The preparation of the Consolidated Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts of assets, liabilities, revenues and expenses presented. Actual results may differ from these estimates. In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or presented at fair value. Fair value is the amount at which an asset can be exchanged, or a liability settled, between a willing and knowledgeable buyer and seller who enter into an arm's length transaction. When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank has estimated those values based on the best information available, including the use of internal valuation models and other evaluation techniques. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 41

NOTE N°02 - MAIN ACCOUNTING CRITERIA USED, continued The Bank has established provisions to cover possible credit losses in accordance with regulations issued by the FMC. These regulations require that provisions be regularly evaluated taking into consideration factors such as changes in the nature and size of the credit portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the debtors' ability to pay. Increases in provisions for credit risk are presented as "Provisions for credit risk" in the Consolidated Statements of Income. Loans are written off when the contractual rights to cash flows expire. However, in the case of loans and accounts receivable from customers, the Bank will write off these in accordance with Title II of Chapter B-2 of the CASB issued by the FMC. Write-offs are recorded as a reduction in provisions for credit risk. Relevant estimates and assumptions are reviewed regularly by the Bank's management in order to quantify certain assets, liabilities, revenues, expenses and commitments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. These estimates, based on the best available information, relate primarily to: • Provisions for credit risk (Notes No. 13 and 41). • Losses due to impairment of certain assets (Notes No. 11, 13, 15, 16, 17, 39 and 40). • The useful life of tangible and intangible assets (Notes No. 15, 16 and 17). • The fair value of assets and liabilities (Notes No. 8, 11, 12, 21 and 44). • Contingencies and commitments (Note No. 29). • Current taxes and deferred taxes (Note No. 18). 24. Earnings per share Basic earnings per share is determined by dividing net income attributed to the Bank's owners by the weighted average number of shares outstanding during that period. Diluted earnings per share are determined in a similar way to basic earnings, but the weighted average number of shares outstanding is adjusted to take into account the potential dilutive effect of stock options, warrants and convertible debt. As of December 31, 2024 and 2023, the Bank does not have any instruments that generate dilutive effects on equity. 25. Temporary acquisition (transfer) of assets Purchases (sales) of financial assets under non-optional repurchase agreements (repos) at a fixed price (“repos”) are recognized in the Consolidated Statements of Financial Position as a financial transfer (receipt), based on the nature of the debtor (creditor), in the items “Deposits in the Central Bank of Chile”, “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Deposits in the Central Bank of Chile”, “Deposits from financial institutions” or “Deposits and collections”). The difference between the purchase and sale prices is recorded as financial interest over the life of the contract. 26. Assets and investment funds managed by the Bank The assets managed by the various companies that form part of the Bank's consolidation perimeter (Santander S.A. Sociedad Securitizadora) that are owned by third parties are not included in the Consolidated Statements of Financial Position. The commissions generated by this activity are included in the balance of the "Commission income" item in the Consolidated Statements of Income. 27. Minimum dividends provision The Bank recognizes a liability (provision) for minimum or mandatory dividends based on the provisions of article 79 of the Joint Stock Companies Law, which coincides with the Bank's internal dividend policy, which stipulates that at least 30% of the net result of the year will be distributed, unless otherwise agreed at the respective Shareholders' Meeting, by the unanimity of the shares issued. As of May 2024, the Board of Directors has agreed to make use of the power granted by the last Ordinary Shareholders' Meeting to increase the provision for minimum dividends up to 60% of retained earnings. At the regular meeting of the Board of Directors in September 2024, it was agreed to increase the provision for minimum dividends to 70% in the same way as was done at the Board of Directors in May 2024. This provision is recorded as a decrease in “Retained Earnings” under the concept “Provision for dividends, interest payments and revaluation of equity financial instruments” within the Consolidated Statements of Changes in Equity. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 42

NOTE N° 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED THAT HAVE NOT YET BEEN ADOPTED 1. Statements issued and adopted As of the date of issue of these Consolidated Financial Statements, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which have been fully adopted by the Bank, are detailed below: a. Accounting Standards issued by the Financial Market Commission. There are no new FMC standards that apply to these Consolidated Financial Statements. b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IFRS 16 - Lease liability on a sale and leaseback. This amendment issued on September 22, 2022, requires a seller- lessee to subsequently measure lease liabilities arising from a subsequent lease in a manner that does not recognize any gain or loss that relates to the right of use. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss related to the partial or full termination of a lease. The amendments are effective for annual periods beginning on or after January 1, 2024. The Bank has determined that there are no impacts from this standard. Amendment to IAS 1 - Non-current liabilities with covenants. The amendment issued on October 31, 2022, amends the requirements introduced by "Classification of liabilities as current or non-current" on how an entity classifies its debt and other financial liabilities as current or non-current in particular circumstances: only the covenants that an entity must comply with before the reporting date affect the classification of a liability as current or non-current. In addition, an entity must disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants may become repayable within twelve months. The amendments are effective for periods beginning on or after January 1, 2024. The amendments are applied retrospectively in accordance with IAS 8 and earlier application is permitted. The Bank has determined that there are no impacts from this standard. Amendment to IAS 7 and IFRS 7 - Supplier Financing Arrangements. The amendment to IAS 7 Cash Flow Statements and IFRS 7 Disclosures about Financial Instruments requires an entity to disclose information about supplier financing arrangements that enables users of financial statements to assess the effects of those arrangements on the entity's liabilities and cash flows and on the entity's exposure to liquidity risk. The amendments to IAS 7 apply for annual periods beginning on or after 1 January 2024, and the amendments to IFRS 7 apply when the amendments to IAS 7 are applied. The Bank has determined that there are no impacts from this standard. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 43

NOTE No. 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED THAT HAVE NOT YET BEEN ADOPTED, continued 2. Statements issued that have not yet been adopted At the closing date of these Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as interpretations thereof and FMC regulations, which were not mandatory as of December 31, 2024. Although in some cases early application is permitted by the IASB, the Bank has not applied them as of that date. a. Accounting Standards issued by the Financial Market Commission. Standard model for provisions for consumer loans. On March 6, 2024, the FMC published a standardized methodology for calculating provisions for consumer loans. The new methodology is based on the identification of three risk factors for the default probability parameter (default in the bank at the end of the evaluation month, default in the system in any of the previous 3 months and the possession of a residential mortgage loan in the system), while the loss due to default considers the application of two factors (the possession of a residential mortgage loan and the type of consumer loan). The standard model for provisions for consumer loans will come into effect as of the accounting close of January 2025 with effects on the results of that period. The FMC has indicated that the estimated impact of applying the new model in the industry would amount to approximately US$454 million. The application of this standard generated an effect of higher provisions in the consumer portfolio of Ch$93,901 million. b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IAS 21 to clarify accounting treatment when there is no convertibility. The amendment issued on August 15, 2023, contains guidelines on when a currency is interchangeable and how to determine the exchange rate when it is not interchangeable. The amendments include: i. Specify when a currency is interchangeable for another currency and when it is not. ii. Specify how an entity determines the exchange rate to apply when a currency is not interchangeable. iii. Require additional information disclosure when a currency is not redeemable. The amendment also includes a new appendix with guidance on interchangeability and a new illustrative example. The amendments are applicable for annual periods beginning on or after January 1, 2025, with earlier application permitted. At the date of issue of these Consolidated Financial Statements, this standard has no impact. IFRS 18 – Presentation and Disclosures in Financial Statements. On 9 April 2024, the IASB issued IFRS 18, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements to improve information about financial performance and provide a better basis for analyzing and comparing companies: • Improving comparability of the income statement • Greater transparency of management-defined performance measurements • A more useful grouping of information in financial statements IFRS 18 is effective for annual accounting periods beginning on or after 1 January 2027, with early application permitted. The Bank is currently in the process of analyzing this standard. IFRS 19 Subsidiaries without Public Accountability: Disclosures. This standard specifies disclosure requirements that would apply to subsidiaries that do not have public accountability and whose parent produces consolidated financial statements available for public use that comply with IFRS Standards. This standard is applicable for periods beginning on or after 1 January 2027, with early application permitted. The Bank is currently in the process of analyzing this standard. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 44

NOTE No. 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED THAT HAVE NOT YET BEEN ADOPTED, continued Amendment to IFRS 9 and IFRS 7 - amendment to the Classification and Measurement of Financial Instruments. This standard was issued on May 30, 2024 and includes the following amendments: IFRS 9 Amendments - Classification of financial assets: - Financial assets with ESG and similar characteristics: financial assets with contingent events that have flows that are Solely Payments of Principal and Interest (SPPI) before and after said contingent event and the flows do not differ significantly from those of a similar asset without such contingent event are allowed to pass the SPPI Test. - Derecognition of financial liabilities settled by electronic transfer: the accounting policy option of derecognizing these liabilities before the settlement date is permitted if certain requirements are met. If this option is chosen, it will apply to all agreements made through the same electronic payment system. IFRS 7 Amendments - Investments in equity instruments designated at fair value through OCI: the result at fair value presented in OCI during the year will be reported, separating the result due to changes in fair value from the result due to derecognition. - Contractual terms that could change the timing or amount of contractual cash flows: Disclosure is required of contractual terms that could change the timing or amount of cash flows in the event of the occurrence (or non-occurrence) of a contingent event that is not directly related to changes in basic borrowing costs and risks (applicable to both assets measured at amortized cost or fair value through OCI and financial liabilities measured at amortized cost). The amendments are effective for annual periods beginning on or after 1 January 2026. Early application is permitted. The Bank is currently in the process of analyzing this regulation. Annual Improvements to IFRS - Volume 11. This standard, issued on July 18, 2024 by the International Accounting Standards Board (IASB), addresses minor non-urgent (but necessary) amendments to five Standards listed below: IFRS 1 – First-time adoption of International Financial Reporting Standards IFRS 7 – Financial instruments: disclosures IFRS 9 – Financial instruments IFRS 10 – Consolidated financial statements IAS 7 – Statement of cash flows The published amendments will be effective for annual periods beginning on or after 1 January 2026, and early application will be permitted. The Bank is currently in the process of analyzing this regulation. IFRS 9 and IFRS 7. Renewable energy purchase agreements. Issued on December 18, 2024, amendments include: • Amendments to IFRS 9, Financial Instruments: - the own-use requirements of IFRS 9 are amended to include factors that an entity should take into account when applying the scope of IFRS 9 (paragraph 2.4) to power purchase contracts from renewable sources for both the purchase and receipt of renewable electricity. - Hedge accounting requirements are also amended to allow an entity to use a renewable electricity contract as a hedging instrument by designating a variable volume of forecast electricity transactions as the hedged item if specified criteria are met and measuring the hedged item using the same volume assumptions as those used for the hedging instrument. • Amendments to IFRS 7, Financial Instruments, Disclosures: • Specific qualitative and quantitative disclosure requirements are introduced on nature-dependent electricity contracts with specified characteristics. The published amendments will be effective for annual periods beginning on or after 1 January 2026, and early application will be permitted. The Bank is currently in the process of analyzing this regulation. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 45

NOTE N°04 - ACCOUNTING CHANGES As of the date of these Consolidated Financial Statements, there are no accounting changes to disclose. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 46

NOTE N°05 - SIGNIFICANT EVENTS As of December 31, 2024, the following events have been recorded that, in the opinion of the Bank's Management, are relevant and that have influenced the Bank's operations in the Consolidated Financial Statements. Board of Directors On March 26, 2024, at an ordinary meeting of the Board of Directors, it was agreed to call an Ordinary Shareholders' Meeting on April 17, 2024, in order to propose a distribution of profits and payment of dividends of 70% of the accumulated profits as of December 31, 2023, equivalent to Ch$1,84393687 per share, and to propose that the remaining 30% of the profits be used to increase the Bank's reserves and/or accumulated profits. Based on the above, the Bank decided to increase the provision for minimum dividends to 70% of accumulated profits for the year 2023. Also, and within the same subject matter, it will be proposed to grant powers to the Board of Directors to increase, during the 2024 financial year, the provision for the distribution of dividends above the legal minimum. At the ordinary meeting of the Board of Directors held on June 25, 2024, pursuant to the authority granted by the last Ordinary Shareholders' Meeting, it was agreed to increase the provision for dividends, going from the minimum base of 30% established in the Corporations Law to 60% of the accumulated profits as of June of this year, and to apply that same percentage to future months of the year 2024. At an ordinary meeting of the Board of Directors held on September 30, 2024, it was agreed to make use of the power granted by the Bank's last Ordinary Shareholders' Meeting to increase the provision for dividends up to 70% of the accumulated profits as of September of this year, and to apply that same percentage to future months of the year 2024. The foregoing without prejudice to the evaluation of this percentage that the Board of Directors will carry out quarterly. On December 26, 2024, at an ordinary meeting of the Board of Directors, it was set to increase the provision for minimum dividends for the year 2025 from 30% to 60% as of January 2025. Shareholders Meeting At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 17, 2024, together with the approval of the Consolidated Annual Accounts for 2023, the shareholders agreed to distribute 70% of the net profits for the year ("Profit attributable to the Bank's shareholders"), which amounted to Ch$496,404 million. These profits represent a dividend of Ch$1,84393687 per share for a total of Ch$347,483 million. Likewise, it was approved that the remaining 30% be allocated in part to increase the Retained Earnings from previous years in the amount necessary to meet the payment of the next three interest coupons on bonds with no fixed maturity date for Ch$31,655 million and to increase the Bank's Reserves and Other Retained Earnings by Ch$117,266 million. It was also approved to grant powers to the Board of Directors to increase, during the 2024 fiscal year, the provision for the distribution of dividends above the legal minimum. At the aforementioned Ordinary Shareholders' Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as external auditors for the 2024 financial year. Subsidiaries and Associated Companies On February 12, 2024, Santander Consumer Finance Limitada announced the signing of a conditional purchase agreement for an automotive loan portfolio with Servicios Financieros Mundo Crédito SpA. On April 1, 2024, the first stage of the agreement was finalized, which includes the purchase of approximately 7,092 transactions for approximately Ch$49,455 million. According to the contract, this purchase will be subject to possible subsequent adjustments. As of June 30, 2024, the portfolio acquired from Servicios Financieros Mundo Crédito SpA amounts to Ch$44,557 million and its credit risk allowance to Ch$1,820 million. Subsequently, on July 12, 2024, the second and final stage of the purchase was completed, increasing Santander Consumer Finance Limitada's loan portfolio by Ch$14,636 million. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 47

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°05 - SIGNIFICANT EVENTS, continued

During the months of April and May of 2024, Bansa Santander S.A. and Santander Investments Chile Limitada made a series of modifications to the financing agreements existing between them, as a result of which the shareholders of Bansa Santander S.A. also granted Santander Investments Chile Limitada the power to appoint one of the three members of its Board of Directors. Therefore, as of May 2024, Santander Consumer Finance Limitada lost control of Bansa Santander S.A., having to exclude this company from its consolidation scope. By extension, Banco Santander Chile has also had to carry out the same procedure. At the date of the deconsolidation, Bansa Santander S.A contributed 0.4% of total assets, 0.7% of equity and 0.4% of consolidated results to Banco Santander Chile.

On October 16, 2024, the FMC resolved to replace the category of business support company (SAG) held by the Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., with that of a banking subsidiary company, dedicated to the provision of the financial service of payment card operations. The resolution does not affect the corporate purpose set on June 30, 2020, nor the code assigned at the time of its registration in the Single Registry of Payment Card Operators maintained by the FMC.

During the month of December 2024 and with prior authorization from the FMC, the Bank completed the total sale of its stake in Klare Corredora de Seguros S.A., corresponding to 501 shares, representing 50.01% of the company, to Santander Inversiones S.A and Teatinos Siglo XXI Inversiones S.A., for which reason Klare Corredora de Seguros S.A. will no longer be part of the consolidation perimeter as of that date.

On June 18, 2024, Pagonxt Trade S.L., as the sole shareholder of Pagonxt Trade Chile SpA (special purpose entity "SPE"), agreed to modify the corporate status to change its corporate name to Pagonxt Payments Chile SpA.

During the months of September and December 2024, Ch$36 million and Ch$64 million were received respectively for the total sale of 124 shares of Cámara Compensación de Alto Valor S.A. (Combanc) in accordance with the instructions in the Shareholders' Agreement in force with said company. As of December 31, 2024, the percentage of participation in this company reached 13.72% at the end of the sale of shares.

Obligations with the Central Bank of Chile

On April 1, 2024, Banco Santander Chile made the payment of the first maturity of the Credit Facility Lines Conditional on the Increase in Loans (FCIC) that it had committed to the Central Bank of Chile for Ch$3,331,198 million, using in this payment investments in Liquidity Deposits (LD) held in the aforementioned Central Bank of Chile.

On July 1, 2024, Banco Santander Chile made the payment of the second and final maturity of the FCIC that it had committed to the Central Bank of Chile for Ch$2,850,919 million, using in this payment investments in LD held in the aforementioned Central Bank of Chile.

Bond Issuances

During 2024, the Bank has registered current bonds with the FMC for UF 20,000,000 and CLP 100,000,000,000. The details of the issuances made during this year are included in Note No. 22.

Series	Currency	Original Maturity	Annual Issuance Rate	Interest Accrual Start Date	Issue Amount	Maturity Date
AA14	UF	5 years	3.30%	12-01-2023	5,000,000	12-01-2028
AA15	UF	4 years	6.20%	10-01-2023	3,000,000	10-01-2027
AA16	UF	2.5 years	3.20%	04-01-2024	3,000,000	10-01-2026
AA17	CLP	4.0 years	6.60%	06-01-2024	100,000,000,000	06-01-2028
AA18	UF	2.5 years	3.30%	06-01-2024	3,000,000	12-01-2026
AA19	UF	3.5 years	3.30%	06-01-2024	3,000,000	12-01-2027
AA20	UF	5 years	3.30%	07-01-2024	3,000,000	01-01-2029

Consolidated Financial Statements December 2024 / Banco Santander-Chile 48

NOTE N°05 - SIGNIFICANT EVENTS, continued Others In May 2024, the Ministry of Finance published a repurchase schedule for Chilean Treasury Bonds with the aim of managing debt maturities in the coming years, offering new benchmark bonds to investors to support market liquidity, and retiring non-benchmark bonds. During June 2024, the Bank participated in this exchange process for Ch$4,320,000 million in nominal amounts of the BTP25, BTU25, BTP26, and BTU26 Bonds that were close to maturity, for BTP27, BTP29, and BTU28 Bonds. On December 26, 2024, the Bank's Board of Directors approved the release of additional consumer provisions for an amount of Ch$19 billion. In December 2024, Santander Consumer Finance Limitada established additional consumer provisions for Ch$19,000 million, which were approved by the Company's senior management. These additional provisions are necessary and attributable to the provisions that must be established in January 2025 corresponding to the implementation of the new standard model for consumer credit risk required by the FMC. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 49

NOTE N°06 - BUSINESS SEGMENTS The Bank manages and measures the performance of its operations by business segments, the information for which is based on the internal information system for management according to the segments established by the Bank. Transactions between segments are conducted under normal commercial terms and conditions. The assets, liabilities and results of each segment include items directly attributable to the segment to which they can be allocated on a reasonable basis. A business segment comprises customers to whom a differentiated product offering is directed but who are homogeneous in terms of their performance and which is measured in a similar manner. In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, the Bank makes adjustments to its organization from time to time, modifications that in turn impact, to a greater or lesser extent, the way in which it is managed or administered. Thus, this disclosure provides information on how the Bank is managed as of December 31, 2024. During 2024, the Bank maintained the general criteria applied in 2023, adding the opening of Retail (formerly Individuals and SMEs) in Retail and Wealth Management & Insurance. For comparative purposes, the 2023 data has been modified as well to reflect this modifications. The Bank is comprised of the following business segments: Retail This segment comprises individuals and small companies with annual sales of less than 400,000 UF. This segment offers a variety of services to clients including consumer loans, credit cards, commercial loans, foreign trade, mortgage loans, debit cards, current accounts, savings products, mutual funds, stock brokerage and insurance. Additionally, SME clients are offered loans with a state guarantee, leasing and factoring. Wealth Management & Insurance It comprises the Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Santander Segments in Chile. The Santander Insurance business brokers both personal and corporate protection products, health insurance, life insurance, travel insurance, savings, personal protection, automobile insurance, unemployment insurance, among others; and finally, for high net worth clients, Santander Private Banking offers everything from transactional products and services (loans, cards, foreign trade, buying/selling shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, asset management and open architecture. Midddle-Market This segment includes companies with annual sales of over 400,000 UF without a limit (for specialized sectors of the Metropolitan Region with annual sales of over 100,000 UF without a limit). It also includes institutional organizations such as universities, government agencies, municipalities and regional governments and companies in the real estate sector that execute projects to sell to third parties and all construction companies with annual sales of over 100,000 UF without a limit. A wide variety of products are offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance. In addition, specialized services are offered to companies in the real estate sector for the financing of mainly residential projects, with the intention of increasing the sale of mortgage loans. Corporate Investment Banking (CIB) This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance. For companies, the requirements are sales greater than EUR 500 million, EBITDA greater than EUR 150 million and assets greater than EUR 1 billion, and for Financial Institutions, assets greater than 10 trillion Chilean pesos. This segment includes the Treasury Division, which provides sophisticated financial products mainly to companies in the Wholesale Banking area and the Corporate area. Products such as short-term financing and deposits, brokerage services, derivatives, and other products designed according to the needs of the clients are included. The treasury area also handles the intermediation of positions, as well as the company's own investment portfolio. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 50

NOTE N°06 - BUSINESS SEGMENTS, continued Corporate Activities (“Other”) This segment includes Financial Management, which develops the overall functions of managing the structural exchange rate position, the structural interest rate risk of the company and liquidity risk. The latter is managed through the implementation of issuances and other institutional funding mechanisms. Likewise, this segment also manages capital levels, capital assignment to the different business segments, transfer prices and the cost of financing its own investment portfolio. This usually entails that this segment has a negative contribution to the results. In addition, this segment incorporates all intra-segment results, all activities not assigned to a segment or product with customers. The accounting policies of the segments are the same as those described in the summary of accounting principles, and are customized to meet the Bank's management needs. The Bank obtains the majority of its income from interest income, commission income and results of financial operations. The ultimate decision-making authority of each segment relies primarily on interest income, commission income and provision of expenses to evaluate the performance of the segments, and thus make decisions on the resources to be allocated to them. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 51

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°06 - BUSINESS SEGMENTS, continued

The tables below show the Bank's results by business segment as of December 31, 2024 and 2023.

	Loans and accounts receivable from customers (1)	Demand and time deposits (2)	Net interest income and inflation adjustment	Net commission income	Results from financial transactions (3)	Provisions	Operating expenses (4)	Other income and Other expenses (5)	Net income before tax	Income tax	Consolidated profit for the period
	As of December 31, 2024										
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,942,515	13,016,941	1,559,556	454,194	61,031	(497,773)	(715,845)	(80,755)	**780,408**	(210,710)	**569,698**
Wealth Management & Insurance	818,155	2,773,286	57,773	23,183	2,661	(3,782)	(33,494)	471	**46,812**	(12,639)	**34,173**
Middle-Market	6,044,799	4,299,293	314,230	43,954	20,533	(41,991)	(43,343)	(2,317)	**291,066**	(78,588)	**212,478**
Corporate Investments Banking	2,301,491	8,357,393	235,140	54,901	173,514	(5,251)	(97,420)	(2,653)	**358,231**	(96,722)	**261,509**
Corporate Activities ("other")	216,884	2,912,321	(348,396)	(29,166)	(10,411)	22,966	(17,878)	(19,312)	**(402,197)**	188,848	**(213,349)**
Totals	**41,323,844**	**31,359,234**	**1,818,303**	**547,066**	**247,328**	**(525,831)**	**(907,980)**	**(104,566)**	**1,074,320**	**(209,811)**	**864,509**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions
(2) Includes deposits, demand liabilities, and other time deposits.
(3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.
(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

	Loans and accounts receivable from customers (1)	Demand and time deposits (2)	Net interest income and inflation adjustments	Net commission income	Results from financial transactions (3)	Provisions	Operating expenses (4)	Other income and Other expenses (5)	Net income before tax	Income tax	Consolidated profit for the period
	As of December 31, 2023										
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,072,731	13,487,482	1,476,793	384,415	53,012	(447,621)	(701,820)	29,965	**794,744**	(214,581)	**580,163**
Wealth Management & Insurance	729,012	2,095,310	53,882	20,462	2,992	(1,935)	(30,724)	2,398	**47,075**	(12,710)	**34,365**
Middle-Market	6,026,504	3,808,484	310,374	37,394	20,926	(28,671)	(41,176)	105	**298,952**	(80,717)	**218,235**
Corporate Investments Banking	3,089,036	8,275,044	246,636	49,793	181,655	1,751	(90,944)	2,519	**391,410**	(105,681)	**285,729**
Corporate Activities ("other")	(105,397)	2,009,448	(966,247)	10,576	41,654	2,884	(13,396)	(40,497)	**(965,026)**	357,348	**(607,678)**
Totals	**40,811,886**	**29,675,768**	**1,121,438**	**502,640**	**300,239**	**(473,592)**	**(878,060)**	**(5,510)**	**567,155**	**(56,341)**	**510,814**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions
(2) Includes deposits, demand liabilities, and other time deposits.
(3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.
(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 52

NOTE N°07 - CASH AND DEPOSITS IN BANKS 1. The details of the balances included under cash and cash equivalents are as follows: As of December 31, 2024 2023 Ch$mn Ch$mn Cash and bank deposits Cash 1,227,700 1,198,568 Deposits in the Central Bank of Chile 1,100,472 654,883 Deposits in Central Banks abroad - - Deposits in banks of the country 1,605 1,128 Deposits abroad 365,783 868,703 Subtotals cash and deposits in banks 2,695,560 2,723,282 Net operations in progress 75,442 37,442 Other cash equivalents - - Total cash and deposit in banks 2,771,002 2,760,724 The level of cash and funds in the Central Bank of Chile responds to regulations on reserve requirements and technical reserves that the Bank must maintain on average over monthly periods, although these funds are immediately available. 2. Cash items in process of collection Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows: As of December 31, 2024 2023 Ch$mn Ch$mn Assets Documents in charge of other banks (exchange) 121,290 85,467 Funds to be received 451,262 727,057 Subtotals 572,552 812,524 Liabilities Funds to be delivered 497,110 775,082 Subtotals 497,110 775,082 Net operations in progress 75,442 37,442 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 53

NOTE N°08 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS As of December 31, 2024 and 2023, the Bank maintains the following portfolio of financial assets for trading at fair value through profit or loss: As of December 31, 2024 2023   Ch$mn Ch$mn Financial Derivatives Contracts     Forwards 1,038,292 1,262,688 Swaps 11,263,354 8,848,051 Call Options 6,618 4,100 Put Options 1,506 4,647 Futures - - Others - - Subtotals 12,309,770 10,119,486 Debt Financial Instruments   From the State and Central Bank of Chile 324,982 98,308 Other debt financial instruments issued in the country 4,345 - Debt financial instruments issued abroad - - Subtotals 329,327 98,308 Other financial instruments   Investments in Mutual Funds - - Equity instruments - - Credits originated and acquired by the entity - - Others - - Subtotals - - Total 12,639,097 10,217,794 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 54

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 08 - FINANCIAL ASSETS FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS, continued

The details of the financial derivative contracts as of December 31, 2024 and 2023 are as follows:

	As of December 31, 2024								
	Notional								
			More than a month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Totals	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial Derivatives Contracts									
Currency forwards	-	14,227,181	9,262,636	13,988,163	5,818,091	576,456	993,915	44,866,442	**1,038,292**
Interest Rate Swaps	-	15,353,818	15,394,905	16,392,696	21,541,572	9,219,884	17,265,959	95,168,834	**1,907,001**
Currency and rate swaps	-	1,826,508	3,315,310	11,052,105	27,159,964	13,026,424	23,665,080	80,045,391	**9,356,353**
Currency Call Options	-	42,802	198,509	117,175	8,921	-	-	367,407	**6,618**
Call options rates	-	-	-	-	-	-	-	-	**-**
Currency Put Options	-	71,468	253,669	37,950	-	-	-	363,087	**1,506**
Put Rate Options	-	-	-	-	-	-	-	-	**-**
Interest Rate Futures	-	-	-	-	-	-	-	-	**-**
Other derivatives	-	-	-	-	-	-	-	-	**-**
Totals	**-**	**31,521,777**	**28,425,029**	**41,588,089**	**54,528,548**	**22,822,764**	**41,924,954**	**220,811,161**	**12,309,770**

	As of December 31, 2023								
	Notional								
	In sight	Up to 1 month	More than a month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Totals	Fair value
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Financial Derivatives Contracts									
Currency forwards	-	15,867,609	12,888,002	14,222,043	4,911,114	684,394	1,086,568	**49,659,730**	**1,262,688**
Interest Rate Swaps	-	5,619,676	18,456,733	20,257,077	18,590,489	7,833,406	14,063,652	**84,821,033**	**2,342,464**
Currency and rate swaps	-	2,244,387	5,046,413	19,143,224	45,796,932	18,911,629	45,822,348	**136,964,933**	**6,505,587**
Currency Call Options	-	44,358	100,886	84,331	-	-	-	**229,575**	**4,100**
Call options rates	-	-	-	-	-	-	-	**-**	**-**
Currency Put Options	-	212,940	114,990	54,949	6,558	-	-	**389,437**	**4,647**
Put Rate Options	-	-	-	-	-	-	-	**-**	**-**
Interest Rate Futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Totals	**-**	**23,988,970**	**36,607,024**	**53,761,624**	**69,305,093**	**27,429,429**	**60,972,568**	**272,064,708**	**10,119,486**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 55

NOTE N°09 - NON-TRADING FINANCIAL ASSETS VALUED MANDATORILY AT FAIR VALUE The Bank does not have assets classified under this category. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 56

NOTE N°10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS The Bank does not have assets classified under this category. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 57

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Financial assets at fair value with changes in other comprehensive income correspond to:

Financial assets at fair value through other comprehensive income	As of December 31,	
	2024	2023
Debt financial instruments	Ch$mn	Ch$mn
From the State and Central Bank of Chile		
Debt financial instruments of the Central Bank of Chile	199,903	2,286,541
Bonds and promissory notes of the General Treasury of the Republic	1,273,701	737,705
Other fiscal debt financial instruments	-	454
Subtotals	**1,473,604**	**3,024,700**
Under repurchase agreement	*397,334*	*207,280*
Other debt financial instruments issued in the country		
Debt financial instruments of other banks in the country	5,006	6,656
Bonds and commercial papers of companies in the country	-	-
Other debt financial instruments issued in the country	-	-
Subtotals	**5,006**	**6,656**
Under repurchase agreement	-	*91*
Debt financial instruments issued abroad		
Central Banks' debt financial instruments abroad	-	-
Financial instruments of debt of foreign governments and fiscal entities abroad	1,001,105	1,238,866
Debt financial instruments of other banks abroad	-	-
Bonds and commercial papers of companies abroad	-	-
Other financial debt instruments issued abroad	207,770	265,803
Subtotals	**1,208,875**	**1,504,669**
Under repurchase agreement	-	*127,752*
Other financial instruments		
Loans originated and acquired by the entity		
Interbank loans	-	-
Commercial loans	55,005	105,257
Residential mortgage loans	19,898	-
Consumer loans	-	-
Others	-	-
Subtotals	**74,903**	**105,257**
TOTALS	**2,762,388**	**4,641,282**

In the financial debt instruments, under the heading "State and Central Bank of Chile", there are instruments that guarantee margins for derivative operations through Comder Contraparte Central S.A. for an amount of Ch$138,000 million and Ch$224,680 million as of December 31, 2024 and 2023, respectively.

In debt financial instruments, under the heading "Debt financial instruments issued abroad", instruments are held that guarantee margins for derivative transactions through the London Clearing House (LCH) for an amount of Ch$49,705 million and Ch$71,705 million as of December 31, 2024 and 2023, respectively. Additionally, to comply with the initial margin specified by the European EMIR (European Market Infrastructure Regulation) standard, instruments are held as collateral with Euroclear for an amount of Ch$484,624 million and Ch$564,020 million as of December 31, 2024 and 2023, respectively.

Provisions for credit risk on debt financial instruments amounted to Ch$415 million and Ch$787 million as of December 31, 2024 and 2023, respectively.

Provisions for credit risk on commercial loans amounted to Ch$1,141 million and Ch$125 million as of December 31, 2024 and 2023, respectively.

Credit risk provisions for residential mortgage loans amounted to Ch$23 million and Ch$0 million as of December 31, 2024 and 2023, respectively.

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 58

NOTE N°11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued As of December 31, 2024 and 2023, other accumulated comprehensive income includes changes in fair value arising from debt financial instruments and commercial loans for: As of December 31, 2024 2023 Ch$mn Ch$mn Unrealized profits (losses) (67,161) (89,748) Attributable to equity holders (69,012) (91,596) Attributable to non-controlling interest 1,851 1,848 Debt financial instruments generated the following gross realized gains and losses from the sale of instruments. As of December 31, 2024 2023   Ch$mn Ch$mn Sales of available-for-sale investments that generate realized gains 3,548,049 6,837,112 Earnings obtained 9,038 392 Sales of available-for-sale investments that result in realized losses 1,235,689 1,605,762 Losses realized 55,998 134,485 The movement of expected credit losses as of December 31, 2024 is as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 787 - - 787 New assets acquired 2,386 - - 2,386 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets written off (excluding write-offs) (2,763) - - (2,763) Change in measurement without portfolio reclassification during the period 5 - - 5 Sale or transfer of loans - - - - Adjustment for changes and others - - - - As of December 31, 2024 415 - - 415 Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 125 - - 125 New assets originated 148 - - 148 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets written off (excluding write-offs) (29) - - (29) Change in measurement without portfolio reclassification during the period 897 - - 897 Sale or transfer of loans - - - - Adjustment for changes and others - - - - As of December 31, 2024 1,141 - - 1,141 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 59

NOTE N°11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued Residential mortgage loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 - - - - New assets originated 22 - - 22 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets written off (excluding write-offs) - - Change in measurement without portfolio reclassification during the period 1 - - 1 Sale or transfer of loans - - - - Adjustment for changes and others - - - - As of December 31, 2024 23 - - 23 The movement of expected credit losses as of December 31, 2023 is as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2023 877 - - 877 New assets acquired 9,051 - - 9,051 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets written off (excluding write-offs) (9,174) - - (9,174) Change in measurement without portfolio reclassification during the period 33 - - 33 Sale or transfer of loans - - - Adjustment for changes and others - - - - As of December 31, 2023 787 - - 787 Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2023 326 - - 326 New assets originated 162 - - 162 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets written off (excluding write-offs) (313) - - (313) Change in measurement without portfolio reclassification during the period (50) - - (50) Sale or transfer of credits - - - - Adjustment for changes and others - - - - As of December 31, 2023 125 - - 125 The Bank evaluated those instruments with unrealized losses as of December 31, 2024 and concluded that they were not impaired. This review consisted of assessing the economic reasons for any decline, the credit ratings of the issuers of the securities, and the Bank's intent and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged declines or changes in credit risk that would cause impairment in its investment portfolio, as most of the decline in the fair value of these instruments was caused by market conditions that the Bank considers to be temporary. The instruments that have unrealized losses as of December 31, 2024 were not in a continuous unrealized loss position for more than one year. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 60

NOTE N°11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued The following table shows debt instruments and commercial loans at fair value through other comprehensive income accumulated from unrealized gains and losses as of December 31, 2024 and 2023: As of December 31, 2024 Unrealized Unrealized Amortized Cost Fair Value Profit Loss   Ch$mn Ch$mn Ch$mn Ch$mn State Instruments and Central Bank of Chile Debt financial instruments of the Central Bank of Chile 199,943 199,903 3 (43) Bonds and promissory notes of the General Treasury of the Republic 1,350,122 1,273,701 16,609 (93,030) Other fiscal debt financial instruments - - - Subtotal 1,550,065 1,473,604 16,612 (93,073) Other debt financial instruments issued in the country Debt financial instruments of other banks in the country 5,023 5,006 7 (24) Bonds and commercial papers of companies in the country - - - - Other debt financial instruments issued in the country - - - - Subtotal 5,023 5,006 7 (24) Central Banks' debt financial instruments abroad Financial instruments of debt of foreign governments and fiscal entities abroad - - Debt financial instruments of other banks abroad 1,002,107 1,001,105 2,903 (3,905) Bonds and commercial papers of companies abroad - - - - Other financial debt instruments issued abroad 207,770 207,770 - - Subtotal 1,209,877 1,208,875 2,903 (3,905) Loans originated and acquired by the entity Commercial loans 53,914 55,005 1,091 - Residential mortgage loans 21,441 19,898 - (1,543) Subtotal 75,355 74,903 1,091 (1,543) Totals 2,840,320 2,762,388 20,613 (98,545) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 61

NOTE N°11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued As of December 31, 2023 Unrealized Unrealized Amortized Cost Fair Value Profit Loss   Ch$mn Ch$mn Ch$mn Ch$mn State Instruments and Central Bank of Chile Debt financial instruments of the Central Bank of Chile 2,286,208 2,286,541 417 (84) Bonds and promissory notes of the General Treasury of the Republic 801,738 737,705 24,466 (88,499) Other fiscal debt financial instruments 444 454 10 - Subtotal 3,088,390 3,024,700 24,893 (88,583) Other debt financial instruments issued in the country Debt financial instruments of other banks in the country 7,858 6,656 23 (1,225) Bonds and commercial papers of companies in the country - - - - Other debt financial instruments issued in the country - - - - Subtotal 7,858 6,656 23 (1,225) Central Banks' debt financial instruments abroad Financial instruments of debt of foreign governments and fiscal entities abroad 1,264,768 1,238,866 18,330 (44,232) Debt financial instruments of other banks abroad - - - - Bonds and commercial papers of companies abroad - - - - Other financial debt instruments issued abroad 260,401 265,803 6,966 (1,564) Subtotal 1,525,169 1,504,669 25,296 (45,796) Loans originated and acquired by the entity Commercial loans 109,613 105,257 - (4,356) Subtotal 109,613 105,257 - (4,356) Totals 4,731,030 4,641,282 50,212 (139,960) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 62

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING

As of December 31, 2024 and 2023, the bank has the following portfolio of fair value hedge and cash flow hedge derivative instruments:

		As of December 31, 2024									
		Notional amount								Fair value	
		On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total	Asset	Liability
		Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedging derivatives											
Currency forwards		-	-	-	-	-	-	-	-	-	-
Interest Rate Swaps		-	-	-	2,047,050	1,153,300	543,000	397,640	**4,140,990**	40,062	78,329
Currency and rate swaps		-	841,009	224,877	2,093,135	3,127,813	1,177,983	1,436,626	**8,901,443**	462,924	243,723
Currency Call Options		-	-	-	-	-	-	-	-	-	-
Call options rates		-	-	-	-	-	-	-	-	-	-
Currency Put Options		-	-	-	-	-	-	-	-	-	-
Put Rate Options		-	-	-	-	-	-	-	-	-	-
Interest Rate Futures		-	-	-	-	-	-	-	-	-	-
Other derivatives		-	-	-	-	-	-	-	-	-	-
	Subtotals	**-**	**841,009**	**224,877**	**4,140,185**	**4,281,113**	**1,720,983**	**1,834,266**	**13,042,433**	**502,986**	**322,052**
Cash flow hedging derivatives											
Currency forwards		-	149,115	160,050	1,861,085	-	-	-	**2,170,250**	65,196	-
Interest Rate Swaps		-	-	-	-	-	-	-	-	-	-
Currency and rate swaps		-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	**15,490,216**	275,446	576,342
Currency Call Options		-	-	-	-	-	-	-	-	-	-
Call options rates		-	-	-	-	-	-	-	-	-	-
Currency Put Options		-	-	-	-	-	-	-	-	-	-
Put Rate Options		-	-	-	-	-	-	-	-	-	-
Interest Rate Futures		-	-	-	-	-	-	-	-	-	-
Other derivatives		-	-	-	-	-	-	-	-	-	-
	Subtotals	**-**	**1,038,776**	**2,149,527**	**5,352,276**	**7,437,766**	**528,886**	**1,153,235**	**17,660,466**	**340,642**	**576,342**
Totals		**-**	**1,879,785**	**2,374,404**	**9,492,461**	**11,718,879**	**2,249,869**	**2,987,501**	**30,702,899**	**843,628**	**898,394**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 63

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING, continued

		As of December 31, 2023									
		Notional amount								Fair value	
		On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total	Asset	Liabilities
		Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedging derivatives											
Currency forwards		-	-	-	-	-	-	-	-	-	-
Interest Rate Swaps		-	12,562	3,656,708	2,971,608	2,219,138	349,780	612,115	**9,821,911**	96,729	1,319,275
Currency and rate swaps		-	87,445	216,904	902,332	4,075,196	497,502	1,764,227	**7,543,606**	251,810	174,041
Currency Call Options		-	-	-	-	-	-	-	-	-	-
Call options rates		-	-	-	-	-	-	-	-	-	-
Currency Put Options		-	-	-	-	-	-	-	-	-	-
Put Rate Options		-	-	-	-	-	-	-	-	-	-
Interest Rate Futures		-	-	-	-	-	-	-	-	-	-
Other derivatives		-	-	-	-	-	-	-	-	-	-
	Subtotals	**-**	**100,007**	**3,873,612**	**3,873,940**	**6,294,334**	**847,282**	**2,376,342**	**17,365,517**	**348,539**	**1,493,316**
Cash flow hedging derivatives											
Currency forwards		-	43,242	177,000	2,207,656	8,745	-	-	**2,436,643**	5,539	64,624
Interest Rate Swaps		-	-	-	-	-	-	-	-	-	-
Currency and rate swaps		-	459,517	1,144,579	5,286,020	6,210,538	1,205,343	1,676,266	**15,982,263**	251,451	908,827
Currency Call Options		-	-	-	-	-	-	-	-	-	-
Call options rates		-	-	-	-	-	-	-	-	-	-
Currency Put Options		-	-	-	-	-	-	-	-	-	-
Put Rate Options		-	-	-	-	-	-	-	-	-	-
Interest Rate Futures		-	-	-	-	-	-	-	-	-	-
Other derivatives		-	-	-	-	-	-	-	-	-	-
	Subtotals	**-**	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**	**256,990**	**973,451**
Totals		**-**	**602,766**	**5,195,191**	**11,367,616**	**12,513,617**	**2,052,625**	**4,052,608**	**35,784,423**	**605,529**	**2,466,767**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 64

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING, continued

1. Micro-hedge accounting

Fair value micro hedges

The Bank uses cross currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in the fair value of the hedged item attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issues from a fixed interest rate to a variable interest rate.

Below is the notional detail of the hedged items and hedging instruments under fair value hedges, in effect as of December 31, 2024 and 2023, presented by term to maturity:

	As of December 31, 2024							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and accounts receivable from customers								
Commercial Loans	-	-	62,628	81,516	-	-	-	**144,144**
Investment instruments at FVOCI								
Chilean Sovereign Bond	-	-	-	-	-	169,155	379,148	**548,303**
Mortgage notes	-	-	-	-	-	-	-	**-**
U.S. Treasury Bonds	-	-	-	497,050	-	-	-	**497,050**
Bonds of the General Treasury of the Republic of Chile	-	-	-		328,347	204,603	-	**532,950**
Central Bank of Chile bonds	-	-	-	-	-	-	-	**-**
Deposits and other term deposits								
Time deposit	-	177,944	66,207	286,102		-	-	**530,253**
Debt instruments issued								
Current or senior bonds	-	586,519	96,042	846,503	1,174,316	208,151	506,578	**3,418,109**
Subordinated bonds	-		-		192,083		352,487	**544,570**
Obligations with banks								
Interbank loans	-	76,546	-	427,463	-	-	-	**504,009**
Central Bank of Chile Loans	-	-	-	-		-	-	**-**
Totals	**-**	**841,009**	**224,877**	**2,138,634**	**1,694,746**	**581,909**	**1,238,213**	**6,719,388**
Hedging instrument								
Currency and rate swaps	-	841,009	224,877	1,641,584	1,391,446	438,909	840,573	**5,378,398**
Interest Rate Swaps	-	-	-	497,050	303,300	143,000	397,640	**1,340,990**
Totals	**-**	**841,009**	**224,877**	**2,138,634**	**1,694,746**	**581,909**	**1,238,213**	**6,719,388**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 65

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING, continued

	As of December 31, 2023							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and accounts receivable from customers								
Commercial Loans	-	-	-	-	-	-	-	-
Investment instruments at FVOCI								
Chilean Sovereign Bond	-	-	-	-	-	-	301,803	**301,803**
Mortgage notes	-	-	-	-	-	-	-	-
U.S. Treasury Bonds	-	-	-	-	655,838	349,780	262,335	**1,267,953**
Bonds of the General Treasury of the Republic of Chile	-	-	-	-	-	-	50,795	**50,795**
Central Bank of Chile bonds	-	-	-	-	-	-	-	-
Deposits and other time deposits								
Time deposit	-	12,562	27,708	92,160	-	-	-	**132,430**
Debt instruments issued								
Current or senior bonds	-	-	91,973	882,779	2,262,976	497,502	696,941	**4,432,171**
Subordinated bonds	-	87,445	-	-	183,946	-	505,998	**777,389**
Obligations with banks								
Interbank loans	-	-	-	-	-	-	-	-
Central Bank of Chile Loans	-	-	3,329,001	2,849,001		-	-	**6,178,002**
Totals	-	**100,007**	**3,448,682**	**3,823,940**	**3,102,760**	**847,282**	**1,817,872**	**13,140,543**
Hedging instrument								
Currency and rate swaps	-	87,445	91,973	902,331	2,433,621	497,502	1,205,760	**5,218,632**
Forwards	-	12,562	3,356,709	2,921,609	669,139	349,780	612,112	**7,921,911**
Totals	-	**100,007**	**3,448,682**	**3,823,940**	**3,102,760**	**847,282**	**1,817,872**	**13,140,543**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 66

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING, continued

Micro Cash Flow Hedging

The Bank uses cross-currency swaps to hedge the risk of variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at variable rates, as well as to hedge the variation in foreign currency, mainly in United States dollars. To hedge the risk of inflation present in certain items, it uses both forwards and cross-currency swaps.

Below are the notional amounts of the hedged item as of December 31, 2024 and 2023, and the period where the flows will occur:

	As of December 31, 2024							
	On demand Ch$mn	Up to 1 month Ch$mn	More than 1 month and 3 months Ch$mn	More than 3 months up to 1 year Ch$mn	Between 1 year and 3 years Ch$mn	More than 3 years up to 5 years Ch$mn	More than 5 years Ch$mn	Total
Hedged item								
Loans and accounts receivable at amortized cost								
Mortgage loan	-	680,900	1,623,426	2,208,482	5,622,165	144,203	728,129	**11,007,305**
Investment instruments at FVOCI								
Chilean Sovereign Bond	-	-	-	-	-	-	-	**-**
Central Bank of Chile bonds	-	-	-	-	-	-	-	**-**
Bonds of the General Treasury of the Republic of Chile	-	-	-	-		-	191,906	**191,906**
Deposits and other time deposits								
Time deposit	-	-	20,876	338,988	-	-	-	**359,864**
Debt instruments issued								
Current or senior bonds	-	-	192,083	153,667	-	-	-	**345,750**
Subordinated bonds	-	-	-	970,384	896,058	384,683	233,200	**2,484,325**
Obligations with banks								
Interbank loans	-	357,876	313,142	1,680,755	919,543	-	-	**3,271,316**
Totals	**-**	**1,038,776**	**2,149,527**	**5,352,276**	**7,437,766**	**528,886**	**1,153,235**	**17,660,466**
Hedging instrument								
Currency and rate swaps	-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	**15,490,216**
Forwards	-	149,115	160,050	1,861,085	-	-	-	**2,170,250**
Totals	**-**	**1,038,776**	**2,149,527**	**5,352,276**	**7,437,766**	**528,886**	**1,153,235**	**17,660,466**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 67

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING, continued

	As of December 31, 2023							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Covered element								
Loans and accounts receivable at amortized cost								
Mortgage loan	-	232,909	596,597	3,889,412	4,192,353	766,685	1,077,483	**10,755,439**
Investment instruments at FVOCI								
Chilean Sovereign Bond	-	-	-	-	-	-	-	**-**
Central Bank of Chile bonds	-	-	-	-	-	-	-	**-**
Bonds of the General Treasury of the Republic	-	-	-	-	492,370	-	191,905	**684,275**
Deposits and other time deposits								
Time deposit	-	-	21,861	392,453	8,744	-	-	**423,058**
Debt instruments issued								
Current or senior bonds	-	-	-	-	331,104	-	-	**331,104**
Subordinated bonds	-	269,850	124,236	549,555	893,024	263,768	406,878	**2,507,311**
Obligations with banks								
Interbank loans	-	-	578,885	2,662,256	301,688	174,890	-	**3,717,719**
Totals	**-**	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**
Hedging instrument								
Currency and rate swaps	-	459,518	1,144,579	5,286,018	6,210,539	1,205,343	1,676,266	**15,982,263**
Forwards	-	43,241	177,000	2,207,658	8,744	-	-	**2,436,643**
Totals	**-**	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 68

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING, continued

i. Projection of flows due to interest rate risk

Below is an estimate of the periods where the cash flows are expected to occur:

	As of December 31, 2024							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Flow income	-	-	558	57	113	113	-	**841**
Cash outflows	-	(7,111)	(9,001)	(67,113)	(44,193)	(2,010)	(2,322)	**(131,750)**
Net flows	**-**	**(7,111)**	**(8,443)**	**(67,056)**	**(44,080)**	**(1,897)**	**(2,322)**	**(130,909)**
Hedging instrument								
Flow income	-	-	(558)	(57)	(113)	(113)	-	**(841)**
Cash outflows (*)	-	7,111	9,001	67,113	44,193	2,010	2,322	**131,750**
Net flows	**-**	**7,111**	**8,443**	**67,056**	**44,080**	**1,897**	**2,322**	**130,909**

(*) Includes only that portion of the projection of the flows of the hedging instrument (derivative) that is used to hedge the interest rate risk.

	As of December 31, 2023							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Flow income	-	-	-	-	-	-	-	**-**
Cash outflows	-	(7,483)	(13,555)	(68,956)	(39,724)	(7,913)	(2,980)	**(140,611)**
Net flows	**-**	**(7,483)**	**(13,555)**	**(68,956)**	**(39,724)**	**(7,913)**	**(2,980)**	**(140,611)**
Hedging instrument								
Flow income	-	-	-	-	-	-	-	**-**
Cash outflows (*)	-	7,483	13,555	68,956	39,724	7,913	2,980	**140,611**
Net flows	**-**	**7,483**	**13,555**	**68,956**	**39,724**	**7,913**	**2,980**	**140,611**

(*) Includes only that portion of the projection of the flows of the hedging instrument (derivative) that is used to hedge the interest rate risk.

Consolidated Financial Statements December 2024 / Banco Santander-Chile 69

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING, continued

ii. Projection of cash flows due to inflation risk

	As of December 31, 2024							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	
Hedged item								
Flow income	-	106,476	173,281	469,031	628,318	63,681	357,048	**1,797,835**
Cash outflows	-	-	(2,004)	(40,788)	(53,291)	(51,136)	-	**(147,219)**
Net flows	**-**	**106,476**	**171,277**	**428,243**	**575,027**	**12,545**	**357,048**	**1,650,616**
Hedging instrument								
Flow income	-	-	2,004	40,788	53,291	51,136	-	**147,219**
Cash outflows	-	(106,476)	(173,281)	(469,031)	(628,318)	(63,681)	(357,048)	**(1,797,835)**
Net flows	**-**	**(106,476)**	**(171,277)**	**(428,243)**	**(575,027)**	**(12,545)**	**(357,048)**	**(1,650,616)**

	As of December 31, 2023							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Flow income	-	23,515	91,152	302,604	72,206	19,206	33,221	**541,904**
Cash outflows	-	(78,300)	(379,379)	(784,238)	(552,738)	(49,350)	(39,017)	**(1,883,022)**
Net flows	**-**	**(54,785)**	**(288,227)**	**(481,634)**	**(480,532)**	**(30,144)**	**(5,796)**	**(1,341,118)**
Hedging instrument								
Flow income	-	78,300	379,379	784,238	552,738	49,350	39,017	**1,883,022**
Cash outflows	-	(23,515)	(91,152)	(302,604)	(72,206)	(19,206)	(33,221)	**(541,904)**
Net flows	**-**	**54,785**	**288,227**	**481,634**	**480,532**	**30,144**	**5,796**	**1,341,118**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 70

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING, continued

iii. Projection of cash flows due to exchange rate risk

	As of December 31, 2024							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Flow income	-	-	-	-	-	-	-	-
Cash outflows	-	(137,929)	(155,634)	(181,771)	(3,633)	(1,722)	-	**(480,689)**
Net flows	**-**	**(137,929)**	**(155,634)**	**(181,771)**	**(3,633)**	**(1,722)**	**-**	**(480,689)**
Hedging instrument								
Flow income	-	-	-	-	-	-	-	-
Cash outflows	-	137,929	155,634	181,771	3,633	1,722	-	**480,689**
Net flows	**-**	**137,929**	**155,634**	**181,771**	**3,633**	**1,722**	**-**	**480,689**

	As of December 31, 2023							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Flow income	-	-	-	-	-	-	-	-
Cash outflows	-	(30,629)	(168,812)	(1,992,343)	(22,684)	(3,212)	-	**(2,217,680)**
Net flows	**-**	**(30,629)**	**(168,812)**	**(1,992,343)**	**(22,684)**	**(3,212)**	**-**	**(2,217,680)**
Hedging instrument								
Flow income	-	-	-	-	-	-	-	-
Cash outflows	-	30,629	168,812	1,992,343	22,684	3,212	-	**2,217,680**
Net flows	**-**	**30,629**	**168,812**	**1,992,343**	**22,684**	**3,212**	**-**	**2,217,680**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 71

NOTE No. 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING, continued 2. Effect on other comprehensive income The appreciation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Consolidated Statements of Changes in Equity, specifically under the heading “accumulated other comprehensive income”, in cash flow hedges, is presented as follows: As of December 31, Hedged item 2024 2023 Ch$mn Ch$mn Obligations with banks (9,630) (10,675) Deposits and other time deposits (138) 516 Debt instruments issued 3,972 (9,684) Debt instruments in FVOCI 19,449 (4,235) Loans and accounts receivable at amortized cost (91,454) 108,494 Totals (77,801) 84,416 Since the variable flows of both the hedged item and the hedging instrument mirror each other, the hedges are close to 100% efficient, which means that all value variations attributable to components of the hedged risk are almost completely netted out. During the period, the Bank did not record any expected future transactions within its cash flow hedge accounting portfolio. 3. Effect on results Below is the result generated by those cash flow derivatives whose effect was transferred from other comprehensive income to results for the period: As of December 31, Hedged item 2024 2023 Ch$mn Ch$mn Derivatives for bond hedging 1,288 817 Derivatives for hedging interbank loans - (4,775) Derivatives for coverage of mortgage loans (36,625) (36,154) Net cash flow hedge result(*) (35,337) (40,112) (*) See Note No. 28 “Equity”, letter f) 4. Net investment hedges of foreign businesses As of December 31, 2024 and 2023, the Bank does not present hedges of net investments abroad within its accounting hedge portfolio. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 72

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 12 - FINANCIAL DERIVATIVE CONTRACTS FOR ACCOUNTING HEDGING, continued

5. Fair value macro hedges

The Bank has macro-coverages for loans and accounts receivable from clients, specifically for the mortgage loan portfolio and for the commercial loan portfolio. The details are presented below:

As of December 31, 2024	Notional amount							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and accounts receivable at amortized cost								
Mortgage loan	-	-	-	-	-	-	377,928	**377,928**
Commercial loans	-	-	-	2,001,551	2,586,367	1,139,074	218,125	**5,945,117**
TOTAL	**-**	**-**	**-**	**2,001,551**	**2,586,367**	**1,139,074**	**596,053**	**6,323,045**
Hedging instrument								
Currency and rate swaps	-	-	-	451,551	1,736,367	739,074	596,053	**3,523,045**
Interest rate swaps	-	-	-	1,550,000	850,000	400,000	-	**2,800,000**
TOTAL	**-**	**-**	**-**	**2,001,551**	**2,586,367**	**1,139,074**	**596,053**	**6,323,045**

As of December 31, 2023	Notional amount							
	On demand	Up to 1 month	More than 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and accounts receivable at amortized cost								
Mortgage loan	-	-	-	-		-	377,928	**377,928**
Commercial loans	-	-	424,930	50,000	3,191,574	-	180,542	**3,847,046**
TOTAL	**-**	**-**	**424,930**	**50,000**	**3,191,574**	**-**	**558,470**	**4,224,974**
Hedging instrument								
Currency and rate swaps	-	-	124,930	–	1,641,574	-	558,470	**2,324,974**
Interest Rate Swaps	-	-	300,000	50,000	1,550,000	-	–	**1,900,000**
TOTAL	**-**	**-**	**424,930**	**50,000**	**3,191,574**	**-**	**558,470**	**4,224,974**

As of December 31, 2024 and 2023, Ch$155,587 million and Ch$160,370 million, respectively, are presented in "other assets" for the valuation at market value of the assets subject to coverage in a macro hedge (Note No. 19).

As of December 31, 2024 and 2023, Ch$76,540 million and Ch$68,781 million, respectively, are presented in "other liabilities" for the valuation at market value of the liabilities subject to coverage in a macro hedge (Note No. 27).

Consolidated Financial Statements December 2024 / Banco Santander-Chile 73

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST

The composition and balances as of December 31, 2024 and 2023 of financial assets at amortized cost are as follows:

	As of December 31,	
	2024	2023
	Ch$mn	Ch$mn
Financial assets at amortized cost		
Rights for repurchase agreements and securities loans		
Operations with banks in the country	-	-
Operations with foreign banks	-	-
Operations with other entities in the country	153,135	-
Operations with other entities abroad	-	-
Impairment of accumulated rights from repurchase agreements and securities lending agreements	(48)	-
Subtotal	**153,087**	**-**
Debt financial instruments		
From the State and Central Bank of Chile	4,852,552	8,178,624
Debt financial instruments issued abroad	324,527	-
Impairment of accumulated value of debt financial instruments	(1,074)	(1,729)
Subtotal	**5,176,005**	**8,176,895**
Interbank loans		
Banks abroad	31,283	68,440
Provisions for loans with foreign banks	(25)	(114)
Subtotal	**31,258**	**68,326**
Loans and accounts receivable from customers		
Commercial loans	**17,821,154**	**18,071,657**
Commercial loans	13,369,443	13,236,437
Foreign trade loans	1,929,922	1,942,677
Debtors in current accounts	130,294	143,743
Credit card debtors	143,729	138,217
Factoring operations	1,045,548	1,020,573
Commercial financial leasing operations	1,077,516	1,238,977
Student loans	38,246	47,084
Other loans and accounts receivable	86,456	303,949
Residential mortgage loans	**17,559,769**	**17,073,439**
Mortgage loans with letters of credit	33	474
Endorsable mortgage loans	454	1,082
Mortgage bond-financed loans	85,651	90,760
Other mutual mortgage loans	17,396,078	16,905,990
Financial leasing transactions for housing	-	-
Other loans and receivables	77,553	75,133
Consumer loans	**5,911,638**	**5,598,350**
Consumer loans in installments	3,783,452	3,708,884
Debtors in current accounts	145,530	150,954
Credit card debtors	1,980,680	1,735,789
Consumer financial leasing operations	1,612	2,082
Other loans and accounts receivable	364	641
Provisions established for credit risk	**(1,214,321)**	**(1,153,989)**
Provisions for commercial loans	(705,431)	(670,232)
Provisions for residential mortgage loans	(161,171)	(148,381)
Provisions for consumer loans	(347,719)	(335,376)
Subtotal	**40,078,240**	**39,589,457**
Total Financial Assets at amortized cost	**45,438,590**	**47,834,678**

During 2024, the Bank sold mortgage loans, leasing loans and commercial loans for Ch$79,626 million, Ch$17,883 million and Ch$172,403 million, respectively, to unrelated entities of the local financial system. Additionally, on December 27, 2024, Santander Consumer Finance Limitada sold automotive loans equivalent to a price of Ch$22,936 million pesos to Fondo de Inversión Activa Estrategia Automotriz IV, equivalent to 2% of Santander Consumer's loan portfolio.

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 74

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

a. Rights for repurchase agreements and securities loans

The Bank's balances as of December 31, 2024 and 2023 are as follows:

	As of December 31, 2024				As of December 31, 2023			
	On demand	Up to 1 month	More than 1 month up to 3 months	Totals	On demand	Up to 1 month	More than 1 month up to 3 months	Totals
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Operations with other entities in the country								
Repurchase agreements	–	107,359	45,776	**153,135**	–	–	–	–
Securities lending	–	–	–	–	–	–	–	–
Totals	–	**107,359**	**45,776**	**153,135**	–	–	–	–

Provisions for credit losses amount to Ch$23 million and Ch$0 million as of December 31, 2024 and 2023, respectively.

b. Debt financial instruments

As of December 31, 2024 and 2023, the composition of debt financial instruments is as follows:

	As of December 31,	
	2024	2023
	Ch$mn	Ch$mn
From the State and Central Bank of Chile		
Debt financial instruments of the Central Bank of Chile	-	3,392,609
Bonds and promissory notes of the General Treasury of the Republic	4,852,552	4,786,015
Other fiscal debt financial instruments	-	-
Subtotals	**4,852,552**	**8,178,624**
Other debt financial instruments issued in the country		
Debt financial instruments of other banks in the country	-	-
Bonds and commercial papers of companies in the country	-	-
Other debt financial instruments issued in the country	-	-
Subtotals	-	-
Debt financial instruments issued abroad		
Central Banks' debt financial instruments abroad	-	-
Financial instruments of debt of foreign governments and fiscal entities abroad	-	-
Debt financial instruments of other banks abroad	-	-
Bonds and commercial papers of companies abroad	-	-
Other financial debt instruments issued abroad	324,527	-
Subtotals	**324,527**	-
Accrued impairment of debt financial instruments	(1,074)	(1,729)
Subtotals	**(1,074)**	**(1,729)**
Totals	5,176,005	8,176,895

There are no instruments sold under repurchase agreements to clients and financial institutions belonging to this portfolio.

Provisions for credit risk amount to Ch$1,074 million and Ch$1,729 million as of December 31, 2024 and 2023, respectively.

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 75

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued The analysis of the changes in the impairment value corresponding to December 31, 2024 and 2023 is as follows:   Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 1,729 - - 1,729 Change in measurement without portfolio reclassification during the period (290) - - (290) Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 1,256 - - 1,256 Sale or transfer of loans or maturities (1,621) - - (1,621) Payment of loans - - - - Other changes in provisions - - - - Balance as of December 31, 2024 1,074 - - 1,074   Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 894 - - 894 Change in measurement without portfolio reclassification during the period 151 - - 151 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 706 - - 706 Sale or transfer of loans or maturities (22) - - (22) Payment of loans - - - - Other changes in provisions - - - - Balance as of December 31, 2023 1,729 - - 1,729 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 76

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

c. Interbank loans

As of December 31, 2024 and 2023, the details of debt with banks are as follows:

Interbank loans As of December 31, 2024 (in Ch$mn)	Financial assets before provisions			Total	Provisions established			Total	Net financial assets
	Normal Portfolio	Substandard Portfolio	Impaired Portfolio		Normal Portfolio	Substandard Portfolio	Impaired Portfolio		
	Assessment	Assessment	Assessment		Assessment	Assessment	Assessment		
	Individual	Individual	Individual		Individual	Individual	Individual		
Banks of the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Interbank commercial loans	-	-	-	-	-	-	-	-	-
Overdrafts on checking accounts	-	-	-	-	-	-	-	-	-
Loans for foreign trade Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans for Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in the country's bank	-	-	-	-	-	-	-	-	-
Other debts with banks in the country	-	-	-	-	-	-	-	-	-
Banks abroad									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Interbank commercial loans	-	-	-	-	-	-	-	-	-
Overdrafts on checking accounts	-	-	-	-	-	-	-	-	-
Loans for foreign trade Chilean exports	31,283	-	-	31,283	25	-	-	25	31,258
Foreign trade Loans for Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade Loans between third countries	-	-	-	-	-	-	-	-	-
Deposits in current accounts in foreign banks for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits in foreign banks	-	-	-	-	-	-	-	-	-
Other debts with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal banks in the country and abroad	31,283	-	-	31,283	25	-	-	25	31,258
Central Bank of Chile									
Current account deposits for derivative transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other deposits not available	-	-	-	-	-	-	-	-	-
Other receivables	-	-	-	-	-	-	-	-	-
Central banks abroad	-	-	-	-	-	-	-	-	-
Current account deposits for derivative transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other deposits not available	-	-	-	-	-	-	-	-	-
Other receivables	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and Central Banks abroad	-	-	-	-	-	-	-	-	-
TOTAL	31,283	-	-	31,283	25	-	-	25	31,258

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 77

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Interbank As of December 31, 2023 (in Ch$mn)	Financial assets before provisions				Provisions established				
	Normal Portfolio	Substandard Portfolio	Impaired Portfolio	Total	Normal Portfolio	Substandard Portfolio	Impaired Portfolio	Total	Net financial assets
	Assessment	Assessment	Assessment		Assessment	Assessment	Assessment		
	Individual	Individual	Individual		Individual	Individual	Individual		
Banks of the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Interbank commercial loans	-	-	-	-	-	-	-	-	-
Overdrafts on checking accounts	-	-	-	-	-	-	-	-	-
Loans for foreign trade Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans for Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in the country's bank	-	-	-	-	-	-	-	-	-
Other debts with banks in the country	-	-	-	-	-	-	-	-	-
Banks abroad									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Interbank commercial loans	-	-	-	-	-	-	-	-	-
Overdrafts on checking accounts	-	-	-	-	-	-	-	-	-
Loans for foreign trade Chilean exports	68,440	-	-	68,440	114	-	-	114	68,326
Foreign trade loans for Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Deposits in current accounts in foreign banks for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits in foreign banks	-	-	-	-	-	-	-	-	-
Other debts with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal banks in the country and abroad	68,440	-	-	68,440	114	-	-	114	68,326
Central Bank of Chile									
Current account deposits for derivative transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other deposits not available	-	-	-	-	-	-	-	-	-
Other receivables	-	-	-	-	-	-	-	-	-
Central banks abroad	-	-	-	-	-	-	-	-	-
Current account deposits for derivative transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other deposits not available	-	-	-	-	-	-	-	-	-
Other receivables	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and Central Banks abroad	-	-	-	-	-	-	-	-	-
TOTAL	68,440	-	-	68,440	114	-	-	114	68,326

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 78

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

d. Loans and accounts receivable from customers

The balances of Loans and accounts receivable from clients as of December 31, 2024 and 2023 are as follows:

Loans and accounts receivable from clients As of December 31, 2024 (Ch$mn)	Financial assets before provisions						Provisions established								
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,926,688	4,334,067	964,136	687,943	456,609	13,369,443	73,894	60,295	25,424	233,212	162,058	554,883	4,295	559,178	12,810,265
Loans for foreign trade Chilean exports	937,668	13,826	82,939	18,958	1,673	1,055,064	14,683	419	6,592	11,583	972	34,249	-	34,249	1,020,815
Foreign trade loans for Chilean imports	766,103	65,524	26,021	13,318	2,740	873,706	20,608	1,828	1,625	10,791	1,441	36,293	-	36,293	837,413
Foreign trade loans between third countries	1,152	-	-	-	-	1,152	12	-	-	-	-	12	-	12	1,140
Debtors in current accounts	81,814	30,718	7,532	1,839	8,391	130,294	1,398	991	840	793	4,958	8,980	-	8,980	121,314
Credit card debtors	27,570	102,333	2,210	802	10,814	143,729	771	3,083	266	384	6,473	10,977	-	10,977	132,752
Factoring operations	993,729	27,947	15,086	5,112	3,674	1,045,548	12,433	530	1,567	4,311	2,689	21,530	-	21,530	1,024,018
Commercial financial leasing operations	759,480	158,226	98,351	50,621	10,838	1,077,516	3,564	3,326	1,537	6,474	6,336	21,237	15	21,252	1,056,264
Student loans	-	28,606	-	-	9,640	38,246	-	744	-	-	2,244	2,988	-	2,988	35,258
Other loans and accounts receivable	6,529	65,612	393	6,415	7,507	86,456	87	1,655	38	5,100	3,092	9,972	-	9,972	76,484
Subtotal	10,500,733	4,826,859	1,196,668	785,008	511,886	17,821,154	127,450	72,871	37,889	272,648	190,263	701,121	4,310	705,431	17,115,723
Residential mortgage loans															
Mortgage loans with letters of credit	-	4	-	-	29	33	-	-	-	-	3	3	-	3	30
Endorsable mortgage loans	-	367	-	-	87	454	-	1	-	-	6	7	-	7	447
Mortgage bond-financed loans	-	81,222	-	-	4,429	85,651	-	137	-	-	360	497	-	497	85,154
Other mutual mortgage loans	-	16,466,308	-	-	929,770	17,396,078	-	34,114	-	-	125,043	159,157	-	159,157	17,236,921
Financial leasing transactions for housing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans and receivables	-	69,110	-	-	8,443	77,553	-	210	-	-	1,297	1,507	-	1,507	76,046
Subtotal	-	16,617,011	-	-	942,758	17,559,769	-	34,462	-	-	126,709	161,171	-	161,171	17,398,598
Consumer loans															
Consumer loans in installments	-	3,522,973	-	-	260,479	3,783,452	-	113,734	-	-	146,573	260,307	-	260,307	3,523,145
Debtors in current accounts	-	136,185	-	-	9,345	145,530	-	6,132	-	-	7,038	13,170	-	13,170	132,360
Credit card debtors	-	1,946,063	-	-	34,617	1,980,680	-	48,324	-	-	25,660	73,984	-	73,984	1,906,696
Consumer financial leasing operations	-	1,592	-	-	20	1,612	-	14	-	-	15	29	-	29	1,583
Other loans and accounts receivable	-	59	-	-	305	364	-	7	-	-	222	229	-	229	135
Subtotal	-	5,606,872	-	-	304,766	5,911,638	-	168,211	-	-	179,508	347,719	-	347,719	5,563,919
TOTAL	10,500,733	27,050,742	1,196,668	785,008	1,759,410	41,292,561	127,450	275,544	37,889	272,648	496,480	1,210,011	4,310	1,214,321	40,078,240

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 79

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Loans and accounts receivable from clients As of December 31, 2023 (Ch$mn)	Financial assets before provisions						Provisions established								
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,253,814	4,147,369	815,900	630,709	388,645	**13,236,437**	47,897	54,048	22,228	221,489	179,198	**524,860**	10,143	**535,003**	**12,701,434**
Loans for foreign trade Chilean exports	1,048,157	10,206	36,345	17,098	1,090	**1,112,896**	14,596	402	2,444	9,329	694	**27,465**	-	**27,465**	**1,085,431**
Foreign trade loans for Chilean imports	756,372	48,973	9,926	11,748	1,484	**828,503**	14,241	1,276	1,499	5,446	974	**23,436**	-	**23,436**	**805,067**
Foreign trade loans between third countries	1,278	-	-	-	-	**1,278**	77	-	-	-	-	**77**	-	**77**	**1,201**
Debtors in current accounts	86,922	33,646	12,436	2,630	8,109	**143,743**	1,424	981	957	1,493	6,107	**10,962**	-	**10,962**	**132,781**
Credit card debtors	31,424	92,497	2,640	1,396	10,260	**138,217**	834	2,866	322	664	7,939	**12,625**	-	**12,625**	**125,592**
Factoring operations	956,600	40,109	14,968	2,998	5,898	**1,020,573**	9,293	738	1,496	1,676	5,898	**19,101**	-	**19,101**	**1,001,472**
Commercial financial leasing operations	877,731	176,260	116,374	59,404	9,208	**1,238,977**	4,295	3,940	1,684	7,706	5,482	**23,107**	27	**23,134**	**1,215,843**
Student loans	-	36,755	-	-	10,329	**47,084**	-	1,199	-	-	2,483	**3,682**	-	**3,682**	**43,402**
Other loans and accounts receivable	4,548	281,631	276	12,064	5,430	**303,949**	73	2,701	28	9,389	2,556	**14,747**	-	**14,747**	**289,202**
Subtotal	11,016,846	4,867,446	1,008,865	738,047	440,453	**18,071,657**	92,730	68,151	30,658	257,192	211,331	**660,062**	10,170	**670,232**	**17,401,425**
Residential mortgage loans															
Mortgage loans with letters of credit	-	420	-	-	54	**474**	-	1	-	-	15	**16**	-	**16**	**458**
Endorsable mortgage loans	-	967	-	-	115	**1,082**	-	2	-	-	31	**33**	-	**33**	**1,049**
Mortgage bond-financed loans	-	88,135	-	-	2,625	**90,760**	-	147	-	-	210	**357**	-	**357**	**90,403**
Other mutual mortgage loans	-	16,278,272	-	-	627,718	**16,905,990**	-	31,992	-	-	114,002	**145,994**	-	**145,994**	**16,759,996**
Financial leasing transactions for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and receivables	-	70,145	-	-	4,988	**75,133**	-	208	-	-	1,773	**1,981**	-	**1,981**	**73,152**
Subtotal	-	16,437,939	-	-	635,500	**17,073,439**	-	32,350	-	-	116,031	**148,381**	-	**148,381**	**16,925,058**
Consumer loans															
Consumer loans in installments	-	3,475,418	-	-	233,466	**3,708,884**	-	118,769	-	-	134,795	**253,564**	-	**253,564**	**3,455,320**
Debtors in current accounts	-	142,220	-	-	8,734	**150,954**	-	6,594	-	-	6,435	**13,029**	-	**13,029**	**137,925**
Credit card debtors	-	1,702,555	-	-	33,234	**1,735,789**	-	43,937	-	-	24,389	**68,326**	-	**68,326**	**1,667,463**
Consumer financial leasing operations	-	2,053	-	-	29	**2,082**	-	23	-	-	20	**43**	-	**43**	**2,039**
Other loans and accounts receivable	-	104	-	-	537	**641**	-	22	-	-	392	**414**	-	**414**	**227**
Subtotal	-	**5,322,350**	-	-	**276,000**	**5,598,350**	-	**169,345**	-	-	**166,031**	**335,376**	-	**335,376**	**5,262,974**
TOTAL	**11,016,846**	**26,627,735**	**1,008,865**	**738,047**	**1,351,953**	**40,743,446**	**92,730**	**269,846**	**30,658**	**257,192**	**493,393**	**1,143,819**	**10,170**	**1,153,989**	**39,589,457**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 80

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

e. Contingent loans

The contingent loans balances as of December 31, 2024 and 2023 are as follows:

Credit risk exposure for contingent loans As of December 31, 2024 (Ch$mn)	Exposure for contingent receivables before provisions						Provisions established						Net exposure to contingent credit risk
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Guarantees and bonds	234,959	73,273	57,695	-	-	365,927	2,171	2,048	3,607	-	-	7,826	358,101
Letters of credit for merchandise circulation operations	60,579	450	652	-	-	61,681	629	13	-	-	-	642	61,039
Commitments to purchase local currency debt abroad	-	-	-	-	-	-	-	-	-	-	-	-	-
Transactions related to contingent events	1,035,872	21,884	41,954	8,587	611	1,108,908	11,523	517	1,702	4,441	380	18,563	1,090,345
Freely available credit lines with immediate cancellation	241,390	860,881	2,016	893	13,992	1,119,172	1,332	5,643	189	460	9,037	16,661	1,102,511
Freely available credit lines						-	-	-	-	-	-	-	-
Loans for higher education Law No. 20,027 (CAE)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other irrevocable credit commitments	194,801	6				194,807	1,070	-	-	-	-	1,070	193,737
Other contingent loans	-	-	-	-	-	-	-	-	-	-	-	-	-

Exposure to credit risk from contingent loans As of December 31, 2023 (Ch$mn)	Exposure for contingent receivables before provisions						Provisions established						Net exposure to contingent credit risk
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Guarantees and bonds	471,645	569	21,758	131	-	494,103	2,363	14	2,859	118	-	5,354	488,749
Letters of credit for merchandise circulation operations	51,410	57	1,032	-	-	52,499	696	3	178	-	-	877	51,622
Commitments to purchase local currency debt abroad	-	-	-	-	-	-	-	-	-	-	-	-	-
Transactions related to contingent events	745,220	22,668	48,488	7,517	1,241	825,134	9,454	508	2,521	4,950	978	18,411	806,723
Freely available credit lines with immediate cancellation	221,456	781,434	2,240	781	10,251	1,016,162	1,197	5,255	204	247	6,843	13,746	1,002,416
Freely available credit lines						-	-	-	-	-	-	-	-
Loans for higher education Law No. 20,027 (CAE)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other irrevocable credit commitments	146,859	166,768				313,627	1,290	604	-	-	-	1,894	311,733
Other contingent loans	-	-	-	-	-	-	-	-	-	-	-	-	-

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 81

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

f. Summary of the movement of provisions established - Interbank loans

The summary of the movement of provisions established - Interbank loans, as of December 31, 2024 and 2023 is as follows:

Summary of the movement in provisions established for credit risk portfolio in the period As of December 31, 2024 (Ch$mn)	Movement in provisions constituted by portfolio of the period			
	Individual assessment			
	Portfolio Normal	Portfolio Substandard	Portfolio Impaired	Total
Interbank				
Balance as of January 1, 2024	114	-	-	114
Constitution/(release) of provisions by:				
Change in measurement without portfolio reclassification during the period:	-	-	-	-
Change in measurement due to portfolio reclassification from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual normal to substandard	-	-	-	-
Individual normal to Individual impaired	-	-	-	-
Substandard to individual impaired	-	-	-	-
Substandard to normal individual	-	-	-	-
Individual impaired to substandard	-	-	-	-
Individual impaired to individual normal	-	-	-	-
New loans originated	142	-	-	142
New loans for conversion of contingent to placement	-	-	-	-
New loans purchased	-	-	-	-
Sale or transfer of loans	-	-	-	-
Payment of loans	(233)	-	-	(233)
Application of provisions for write-offs	-	-	-	-
Recovery of bad debts	-	-	-	-
Exchange rate difference	2	-	-	2
Other changes in provisions	-	-	-	-
Balance as of December 31, 2024	25	-	-	25

Summary of the movement in provisions established for credit risk portfolio in the period As of December 31, 2023 (Ch$mn)	Movement in provisions constituted by portfolio of the period			
	Individual assessment			
	Portfolio Normal	Portfolio Substandard	Portfolio Impaired	Total
Interbank loans				
Balance as of January 1, 2023	36	-	-	36
Constitution/(release) of provisions by:				
Change in measurement without portfolio reclassification during the period:	-	-	-	-
Change in measurement due to portfolio reclassification from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual normal to substandard	-	-	-	-
Individual normal to Individual impaired	-	-	-	-
Substandard to individual impaired	-	-	-	-
Substandard to normal individual	-	-	-	-
Individual impaired to substandard	-	-	-	-
Individual impaired to individual normal	-	-	-	-
New loans originated	334	-	-	334
New loans for conversion of contingent to placement	-	-	-	-
New loans purchased	-	-	-	-
Sale or transfer of loans	-	-	-	-
Payment of loans	(256)	-	-	(256)
Application of provisions for write-offs	-	-	-	-
Recovery of bad debts	-	-	-	-
Exchange rate difference	-	-	-	-
Other changes in provisions	-	-	-	-
Balances as of December 31, 2023	114	-	-	114

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 82

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

g. Summary of the movement of provisions established - Commercial Loans

The summary of the movement of provisions established - Commercial Loans, as of December 31, 2024 and 2023 is as follows:

Summary of the movement in provisions established for credit risk portfolio in the period to December 31, 2024 (Ch$mn)	Movement in provisions constituted by portfolio of the period							
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Subtotal	Deductible Guarantees FOGAPE Covid-19	Total
	Assessment			Assessment				
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2024	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**
Constitution/(release) of provisions by:								
Change in measurement without portfolio reclassification during the period:	36,796	105,960	18,824	49,180	78,653	**289,413**	37	**289,450**
Change in measurement due to portfolio reclassification from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual normal to substandard	(10,150)	–	16,846	–	–	**6,696**	147	**6,843**
Individual normal to individual impaired	(6)	–	–	2	–	**(4)**	–	**(4)**
Substandard to individual impaired	–	–	(14,171)	30,188	–	**16,017**	–	**16,017**
Substandard to normal individual	1,153	–	(2,314)	–	–	**(1,161)**	62	**(1,099)**
Individual impaired to substandard	–	–	342	(873)	–	**(531)**	–	**(531)**
Individual impaired to individual normal	6	–	–	(3)	–	**3**	–	**3**
Group normal to group impaired	–	(35,222)	–	–	77,549	**42,327**	226	**42,553**
Group default to group normal	–	1,827	–	–	(23,561)	**(21,734)**	15	**(21,719)**
Individual (normal, substandard, impaired) to Group (normal, impaired)	5,187	–	(661)	(278)	–	**4,248**	12	**4,260**
Group (normal, impaired) to Individual (normal, substandard, impaired)	(4)	(1,951)	–	–	101	**(1,854)**	100	**(1,754)**
New loans originated	248,379	44,664	–	–	–	**293,043**	40	**293,083**
New loans for conversion of contingent to placement	919	1,384	–	–	–	**2,303**		**2,303**
New loans purchased	–	36	–	–	17	**53**	–	**53**
Sale or transfer of loans	(1,188)	–	–	–	–	**(1,188)**	–	**(1,188)**
Payment of loans	(252,183)	(112,343)	(13,540)	(187,002)	(276,973)	**(842,041)**	(6,499)	**(848,540)**
Application of provisions for write-offs	–	–	–	113,252	124,413	**237,665**	–	**237,665**
Recovery of bad debts	–	–	–	–	–	**-**	–	**-**
Changes in models and methodologies	–	–	–	–	–	**-**	–	**-**
Exchange rate differences	5,811	312	1,905	10,990	385	**19,403**	–	**19,403**
Other changes in provisions	–	53	–	–	(1,652)	**(1,599)**	–	**(1,599)**
Balances as of December 31, 2024	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 83

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Summary of the movement in provisions established for credit risk portfolio in the period to December 31, 2023 (Ch$mn)	Movement in provisions constituted by portfolio of the period							
	Normal Portfolio Assessment		Substandard Portfolio	Impaired Portfolio Assessment		Subtotal	Deductible Guarantees FOGAPE Covid-19	Total
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2023	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**
Constitution/(release) of provisions by:								
Change in measurement without portfolio reclassification during the period:	24,830	90,379	61,364	221,874	96,613	**495,060**	641	**495,701**
Change in measurement due to portfolio reclassification from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual normal to substandard	(6,891)	-	11,253	-	-	**4,362**	336	**4,698**
Individual normal to individual impaired	(366)	-	-	366	-	**-**	-	**-**
Substandard to individual impaired	-	-	(21,539)	43,413	-	**21,874**	1	**21,875**
Substandard to normal individual	2,895	-	(4,939)	-	-	**(2,044)**	215	**(1,829)**
Individual impaired to substandard	-	-	1,758	(5,968)	-	**(4,210)**	-	**(4,210)**
Individual impaired to individual normal	-	-	-	-	-	**-**	-	**-**
Group normal to group impaired	-	(33,354)	-	-	77,175	**43,821**	501	**44,322**
Group default to group normal	-	2,804	-	-	(29,099)	**(26,295)**	48	**(26,247)**
Individual (normal, substandard, impaired) to Group (normal, impaired)	1,413	-	(820)	90	-	**683**	523	**1,206**
Group (normal, impaired) to Individual (normal, substandard, impaired)	(20)	(534)	-	-	-	**(554)**	104	**(450)**
New loans originated	222,233	31,317	-	-	-	**253,550**	110	**253,660**
New loans for conversion of contingent to placement	725	1,393	266	24	37	**2,445**	-	**2,445**
New loans purchased	-	-	-	-	-	**-**	-	**-**
Sale or transfer of loans	-	-	-	-	-	**-**	-	**-**
Payment of loans	(250,389)	(104,890)	(53,645)	(212,920)	(83,635)	**(705,479)**	(11,733)	**(717,212)**
Application of provisions for write-offs	-	-	-	(11,554)	(38,718)	**(50,272)**	-	**(50,272)**
Recovery of bad debts	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate differences	1,215	69	615	1,798	152	**3,849**	-	**3,849**
Other changes in provisions	15	(214)	(75)	(20)	1,976	**1,682**	-	**1,682**
Balances as of December 31, 2023	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 84

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

h. Summary of the movement of provisions established - Residential Mortgage Loans

The summary of the movement of provisions established - Residential Mortgage Loans, as of December 31, 2024 and 2023 is as follows:

Summary of the movement in provisions established for credit risk portfolio in the period As of December 31, 2024 (Ch$mn)	Movement in provisions constituted by portfolio of the period		
	Group Evaluation		
	Normal Portfolio	Impaired Portfolio	Total
Residential mortgage loans			
Balance as of January 1, 2024	**32,350**	**116,031**	**148,381**
Constitution/(release) of provisions by:			
Change in measurement without portfolio reclassification during the period:	53,404	81,602	**135,006**
Change in measurement due to portfolio reclassification from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(9,670)	43,311	**33,641**
Group impaired to Group normal	1,166	(11,006)	**(9,840)**
New loans originated	1,297	-	**1,297**
New loans purchased	-	-	**-**
Sale or transfer of loans	(55)	-	**(55)**
Payment of loans	(44,030)	(147,029)	**(191,059)**
Application of provisions for write-offs	-	43,800	**43,800**
Recovery of bad debts	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	-	-	**-**
Balance as of December 31, 2024	**34,462**	**126,709**	**161,171**

Summary of the movement in provisions established for credit risk portfolio in the period As of December 31, 2023 (Ch$mn)	Movement in provisions constituted by portfolio of the period		
	Group Evaluation		
	Normal Portfolio	Impaired Portfolio	Total
Residential mortgage loans			
Balance as of January 1, 2023	**29,593**	**76,998**	**106,591**
Constitution/(release) of provisions by:			
Change in measurement without portfolio reclassification during the period:	56,713	81,071	**137,784**
Change in measurement due to portfolio reclassification from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(7,532)	37,468	**29,936**
Group impaired to Group normal	1,340	(12,653)	**(11,313)**
New loans originated	1,903	-	**1,903**
New loans purchased	-	-	**-**
Sale or transfer of loans	-	-	**-**
Payment of loans	(48,524)	(54,819)	**(103,343)**
Application of provisions for write-offs	(128)	(12,030)	**(12,158)**
Recovery of bad debts	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	(1,015)	(4)	**(1,019)**
Balance as of December 31, 2024	**32,350**	**116,031**	**148,381**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 85

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

i. Summary of the movement of provisions constituted - Consumer Loans

The summary of the movement of provisions established - Consumer Loans, as of December 31, 2024 and 2023 is as follows:

Summary of the movement in provisions established for credit risk portfolio in the period As of December 31, 2024 (Ch$mn)	Movement in provisions constituted by portfolio of the period		
	Group Evaluation		Total
	Normal Portfolio	Impaired Portfolio	
Consumer loans			
Balance as of January 1, 2024	**169,345**	**166,031**	**335,376**
Constitution/(release) of provisions by:			
Change in measurement without portfolio reclassification during the period:	331,869	171,817	**503,686**
Change in measurement due to portfolio reclassification from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(80,574)	255,012	**174,438**
Group impaired to Group normal	9,525	(35,761)	**(26,236)**
New loans originated	84,984	-	**84,984**
New loans for conversion of contingent to loans	13,373	-	**13,373**
New loans purchased	1,278	814	**2,092**
Sale or transfer of loans	(1,407)	-	**(1,407)**
Payment of loans	(364,183)	(711,310)	**(1,075,493)**
Application of provisions for write-offs	-	353,415	**353,415**
Recovery of bad debts	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	96	6	**102**
Other changes in provisions	3,905	(20,516)	**(16,611)**
Balances as of December 31, 2024	**168,211**	**179,508**	**347,719**

Summary of the movement in provisions established for credit risk portfolio in the period As of December 31, 2023 (Ch$mn)	Movement in provisions constituted by portfolio of the period		
	Group Evaluation		Total
	Normal Portfolio	Impaired Portfolio	
Consumer loans			
Balance as of January 1, 2023	**168,119**	**120,800**	**288,919**
Constitution/(release) of provisions by:			
Change in measurement without portfolio reclassification during the period:	336,524	189,727	**526,251**
Change in measurement due to portfolio reclassification from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(84,419)	231,425	**147,006**
Group impaired to Group normal	13,658	(30,556)	**(16,898)**
New loans originated	82,396	-	**82,396**
New loans for conversion of contingent to loans	14,261	680	**14,941**
New loans purchased	-	-	**-**
Sale or transfer of loans	-	-	**-**
Payment of loans	(359,563)	(244,231)	**(603,794)**
Application of provisions for write-offs	(2,576)	(101,828)	**(104,404)**
Recovery of bad debts	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	29	5	**34**
Other changes in provisions	916	9	**925**
Balances as of December 31, 2023	**169,345**	**166,031**	**335,376**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 86

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

j. Summary of the movement of provisions established - Contingent Loans

The summary of the movement of provisions established - Contingent Loans, as of December 31, 2024 and 2023, is as follows:

Summary of the movement in provisions established for the credit risk portfolio As of December 31, 2024 (Ch$mn)	Movement in provisions constituted by portfolio of the period					
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	individual	Group		individual	Group	
Exposure to contingent loans						
Balance as of January 1, 2024	**14,999**	**6,381**	**5,763**	**5,315**	**7,824**	**40,282**
Constitution/(release) of provisions by:						
Change in measurement without portfolio reclassification during the period:	3,510	9,414	1,271	1,989	2,918	**19,102**
Change in measurement due to portfolio reclassification from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(587)	-	967	-	-	**380**
Individual Normal to Impaired	-	-	-	-	-	**-**
Substandard to Individual Impaired	-	-	(1,409)	6,882	-	**5,473**
Substandard to Normal Individual	136	-	(319)	-	-	**(183)**
Individual Impaired to Substandard	-	-	1	(11)	-	**(10)**
Individual Impaired to Individual Normal	-	-	-	(42)	-	**(42)**
Group Normal to Group Impaired	-	(210)	-	-	11,758	**11,548**
Group Impaired to Group Normal	-	13	-	-	(4,217)	**(4,204)**
Individual (normal, substandard, impaired) to Group (normal, impaired)	109	-	(10)	(2)	-	**97**
Group (normal, impaired) to Individual (normal, substandard, impaired)	-	65	-	-	-	**65**
New contingent loans granted	17,602	5,278	-	-	-	**22,880**
Payment of loans	(19,774)	(13,292)	(1,201)	(9,264)	(9,716)	**(53,247)**
Contingent loans for conversion to loans	42	243	7	3	469	**764**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate differences	686	303	432	30	383	**1,834**
Other changes in provisions	-	23	-	-	-	**23**
Balances as of December 31, 2024	**16,723**	**8,218**	**5,502**	**4,900**	**9,419**	**44,762**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 87

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Summary of the movement in provisions established for the credit risk portfolio As of December 31, 2023 (Ch$mn)	Movement in provisions constituted by portfolio of the period					
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	individual	Group		individual	Group	
Exposure to contingent loans						
Balance as of January 1, 2023	**15,036**	**6,137**	**8,873**	**4,377**	**3,546**	**37,969**
Constitution/(release) of provisions by:						
Change in measurement without portfolio reclassification during the period:	3,108	9,638	6,965	1,784	6,849	**28,344**
Change in measurement due to portfolio reclassification from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(967)	-	1,536	-	-	**569**
Individual Normal to Impaired	(1)	-	-	1	-	**-**
Substandard to Individual Impaired	-	-	(525)	2,172	-	**1,647**
Substandard to Normal Individual	257	-	(384)	-	-	**(127)**
Individual Impaired to Substandard	-	-	43	(186)	-	**(143)**
Individual Impaired to Individual Normal	-	-	-	(1)	-	**(1)**
Group Normal to Group Impaired	-	(261)	-	-	10,021	**9,760**
Group Impaired to Group Normal	-	39	-	-	(3,077)	**(3,038)**
Individual (normal, substandard, impaired) to Group (normal, impaired)	67	-	(47)	(2)	-	**18**
Group (normal, impaired) to Individual (normal, substandard, impaired)	-	(81)	-	-	-	**(81)**
New contingent loans granted	17,897	3,690	-	-	-	**21,587**
Payment of loans	(21,038)	(13,228)	(10,620)	(2,917)	(9,923)	**(57,726)**
Contingent loans for conversion to loans	36	383	8	23	293	**743**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate differences	200	54	(92)	2	114	**278**
Other changes in provisions	404	10	6	62	1	**483**
Balances as of December 31, 2023	**14,999**	**6,381**	**5,763**	**5,315**	**7,824**	**40,282**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 88

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

k. Concentration of loans by economic activity

The concentration of loans by economic activity as of December 31, 2024 and 2023 is as follows:

Composition of loans by economic activity, contingent loans and provisions established As of December 31, 2024 (Ch$mn)	Loans and exposure to contingent operations			Provisions established		
	Loans:		Total	Loans:		Total
	Chile	Abroad		Chile	Abroad	
Interbank loans	11	31,272	**31,283**	-	25	**25**
Commercial loans						
Agriculture and livestock	576,262	2	**576,264**	27,289	-	**27,289**
Fruit	611,106	1,410	**612,516**	40,441	3	**40,444**
Forestry	152,781	-	**152,781**	8,911	-	**8,911**
Fishing	400,637	-	**400,637**	11,373	-	**11,373**
Mining	467,147	-	**467,147**	6,430	-	**6,430**
Oil and natural gas	11,525	-	**11,525**	128	-	**128**
Manufacturing						
Food, beverages and tobacco	341,358	6	**341,364**	10,192	-	**10,192**
Textile, leather and footwear	79,034	761	**79,795**	5,129	5	**5,134**
Wood and furniture	91,787	-	**91,787**	3,126	-	**3,126**
Pulp, paper and printing	64,583	1	**64,584**	2,660	-	**2,660**
Chemicals and petroleum derivatives	132,339	-	**132,339**	2,767	-	**2,767**
Metallic, non-metallic, machinery, or others	396,990	-	**396,990**	13,788	-	**13,788**
Other manufacturing	247,623	-	**247,623**	10,789	-	**10,789**
Electricity, gas and water	805,234	-	**805,234**	6,342	-	**6,342**
Housing construction	248,328	-	**248,328**	9,876	-	**9,876**
Non-residential construction (office, civil works)	562,715	6	**562,721**	13,881	2	**13,883**
Wholesale commerce	1,824,444	12,266	**1,836,710**	126,888	77	**126,965**
Retail, restaurants and hotels	1,552,812	103	**1,552,915**	74,002	5	**74,007**
Transportation and storage	768,850	30,626	**799,476**	25,588	67	**25,655**
Telecommunications	532,256	3	**532,259**	12,050	-	**12,050**
Financial Services	612,018	1,011	**613,029**	5,644	43	**5,687**
Business Services	-	-	**-**	-	-	**-**
Real estate services	2,369,220	-	**2,369,220**	56,942	-	**56,942**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defense and police	-	-	**-**	-	-	**-**
Social services and other communal services	4,916,863	9,047	**4,925,910**	230,908	85	**230,993**
Personal services			**-**			**-**
Subtotal	**17,765,912**	**55,242**	**17,821,154**	**705,144**	**287**	**705,431**
Residential mortgage loans	**17,559,769**	**-**	**17,559,769**	**161,171**	**-**	**161,171**
Consumer loans	**5,911,638**	**-**	**5,911,638**	**347,719**	**-**	**347,719**
Exposure to contingent loans	**2,850,495**	**-**	**2,850,495**	**44,762**	**-**	**44,762**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 89

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Composition of loans by economic activity, contingent loans and provisions established As of December 31, 2023 (Ch$mn)	Loans and exposure to contingent operations			Provisions established		
	Loans:		Total	Loans:		Total
	Chile	Abroad		Chile	Abroad	
Interbank loans	-	68,440	68,440	-	114	114
Commercial loans						
Agriculture and livestock	623,473	-	**623,473**	31,394	-	**31,394**
Fruit	646,609	1,876	**648,485**	37,637	4	**37,641**
Forestry	139,523	-	**139,523**	9,361	-	**9,361**
Fishing	313,396	-	**313,396**	10,953	-	**10,953**
Mining	241,799	-	**241,799**	4,950	-	**4,950**
Oil and natural gas	3,536	-	**3,536**	115	-	**115**
Manufacturing						
Food, beverages and tobacco	341,837	-	**341,837**	12,671	-	**12,671**
Textile, leather and footwear	77,092	749	**77,841**	4,714	67	**4,781**
Wood and furniture	88,188	-	**88,188**	2,258	-	**2,258**
Pulp, paper and printing	75,732	2	**75,734**	3,514	-	**3,514**
Chemicals and petroleum derivatives	112,504	-	**112,504**	2,342	-	**2,342**
Metallic, non-metallic, machinery, or others	354,907	-	**354,907**	17,372	-	**17,372**
Other manufacturing	233,382	88	**233,470**	11,528	-	**11,528**
Electricity, gas and water	926,342	-	**926,342**	6,963	-	**6,963**
Housing construction	216,613	-	**216,613**	14,659	-	**14,659**
Non-residential construction (office, civil works)	549,205	1,155	**550,360**	31,160	506	**31,666**
Wholesale commerce	1,689,351	11,436	**1,700,787**	118,030	50	**118,080**
Retail, restaurants and hotels	1,663,719	1,164	**1,664,883**	62,482	6	**62,488**
Transportation and storage	712,522	44,985	**757,507**	29,081	100	**29,181**
Telecommunications	406,382	71	**406,453**	6,688	6	**6,694**
Financial Services	510,794	-	**510,794**	5,006	-	**5,006**
Business Services	-	-	**-**	-	-	**-**
Real estate services	2,623,778	4,691	**2,628,469**	49,956	10	**49,966**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defense and police	-	-	**-**	-	-	**-**
Social services and other communal services	5,453,197	1,559	**5,454,756**	196,629	20	**196,649**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**18,003,881**	**67,776**	**18,071,657**	**669,463**	**769**	**670,232**
Residential mortgage loans	**17,069,639**	**3,800**	**17,073,439**	**148,374**	**7**	**148,381**
Consumer loans	**5,596,882**	**1,468**	**5,598,350**	**335,241**	**135**	**335,376**
Exposure to contingent loans	**2,585,936**	**115,589**	**2,701,525**	**40,048**	**234**	**40,282**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 90

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

l. Residential mortgage loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively:

Residential mortgage loans and provisions as of December 31, 2024 and 2023 are as follows:

As of December 31, 2024 Loan / Collateral Value (%)	Residential mortgage loans (Ch$mn)						Provisions established for Residential mortgage loans					
	Days in arrears at the end of the period						Days in arrears at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,584,145	9,464	31,097	19,828	33,432	**1,677,966**	2,930	150	908	917	4,243	**9,148**
40% < LTV <= 80%	13,021,875	33,382	360,329	210,526	358,471	**13,984,583**	36,828	606	11,485	11,044	65,635	**125,598**
80% < LTV <= 90%	1,522,287	49	42,591	22,817	47,385	**1,635,129**	7,630	2	1,491	1,447	10,624	**21,194**
LTV > 90%	238,819	176	8,207	3,967	10,922	**262,091**	1,773	24	426	274	2,734	**5,231**
Total	**16,367,126**	**43,071**	**442,224**	**257,138**	**450,210**	**17,559,769**	**49,161**	**782**	**14,310**	**13,682**	**83,236**	**161,171**

As of December 31, 2023 Loan / Collateral Value (%)	Residential mortgage loans (Ch$mn)						Provisions established for Residential mortgage loans					
	Days in arrears at the end of the period						Days in arrears at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,448,210	34,125	17,376	3,300	23,037	**1,526,048**	2,282	781	707	151	7,636	**11,557**
40% < LTV <= 80%	12,760,843	319,652	190,336	14,712	240,577	**13,526,120**	28,845	9,159	8,743	758	68,877	**116,382**
80% < LTV <= 90%	1,683,903	38,720	24,823	-	33,314	**1,780,760**	5,792	1,516	1,300	-	8,272	**16,880**
LTV > 90%	226,806	5,843	2,366	50	5,446	**240,511**	1,287	308	165	8	1,794	**3,562**
Total	**16,119,762**	**398,340**	**234,901**	**18,062**	**302,374**	**17,073,439**	**38,206**	**11,764**	**10,915**	**917**	**86,579**	**148,381**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 91

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

m. Interbank loans and commercial loans and their provisions constituted by classification category

The concentration of interbank loans and commercial loans and their provisions established by classification category as of December 31, 2024 and 2023 is as follows:

Concentration of interbank loans and their provisions established by classification category as of December 31, 2024 (in Ch$mn)	Interbank and commercial loans																							Total	Provision deductible guarantee FOGAPE Covid-19
	Assessment																								
	Individual																				Group				
	Normal Portfolio							Substandard Portfolio					Impaired Portfolio							Total	Portfolio	Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal		Normal	Impaired			
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interbank commercial loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Overdrafts on checking accounts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Loans for foreign trade Chilean exports	23,764	-	7,519	-	-	-	31,283	-	-	-	-	-	-	-	-	-	-	-	-	31,283	-	-	-	31,283	-
Foreign trade loans for Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits in banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other debts with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	23,764	-	7,519	-	-	-	31,283	-	-	-	-	-	-	-	-	-	-	-	-	31,283	-	-	-	31,283	-
Provisions established	9	-	16	-	-	-	25	-	-	-	-	-	-	-	-	-	-	-	-	25	-	-	-	25	-
% provisions constituted	0.04%	-	0.21%	-	-	-	0.08%	-	-	-	-	-	-	-	-	-	-	-	-	0.08 %	-	-	-	0.08 %	-

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 92

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Concentration of commercial loans and their provisions established by classification category as of December 31, 2024 (in Ch$mn)	Interbank and commercial loans																								Total	Provision deductible guarantees FOGAPE Covid-19
	Assessment																									
	Individual																				Group					
	Normal Portfolio							Substandard Portfolio					Impaired Portfolio							Total	Portfolio	Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal		Normal	Impaired			
Commercial loans																									
Commercial loans	2,469	347,829	1,284,091	1,586,694	1,986,465	1,719,140	**6,926,688**	641,176	114,575	117,922	90,463	**964,136**	185,831	124,657	60,861	122,192	88,094	106,308	**687,943**	**8,578,767**	4,334,067	456,609	**4,790,676**	**13,369,443**	4,295
Loans for foreign trade Chilean exports	-	160,427	171,825	314,361	216,624	74,431	**937,668**	71,011	5,398	5,535	995	**82,939**	550	-	749	5,651	6,730	5,278	**18,958**	**1,039,565**	13,826	1,673	**15,499**	**1,055,064**	-
Foreign trade loans for Chilean imports	-	-	204,089	168,126	256,269	137,619	**766,103**	14,264	11,757	-	-	**26,021**	-	38	-	2,087	483	10,710	**13,318**	**805,442**	65,524	2,740	**68,264**	**873,706**	-
Foreign trade loans between third countries	-	-	-	392	-	760	**1,152**	-	-	-	-	-	-	-	-	-	-	-	-	**1,152**	-	-	-	**1,152**	-
Debtors with current accounts	-	194	39,249	20,683	12,680	9,008	**81,814**	6,933	330	172	97	**7,532**	557	69	175	188	438	412	**1,839**	**91,185**	30,718	8,391	**39,109**	**130,294**	-
Credit card debtors	-	936	3,280	10,120	8,073	5,161	**27,570**	1,620	277	150	163	**2,210**	176	58	3	202	135	228	**802**	**30,582**	102,333	10,814	**113,147**	**143,729**	-
Factoring operations	858	141,059	481,641	223,777	86,260	60,134	**993,729**	13,688	23	1,261	114	**15,086**	4	65	12	409	89	4,533	**5,112**	**1,013,927**	27,947	3,674	**31,621**	**1,045,548**	-
Commercial financial leasing operations	2,829	5,151	124,959	197,472	223,082	205,987	**759,480**	56,129	21,003	14,319	6,900	**98,351**	27,262	10,961	6,355	2,970	2,839	234	**50,621**	**908,452**	158,226	10,838	**169,064**	**1,077,516**	15
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	28,606	9,640	**38,246**	**38,246**	-
Other loans and accounts receivable	-	728	1,673	1,919	1,766	443	**6,529**	265	77	42	9	**393**	487	81	175	114	41	5,517	**6,415**	**13,337**	65,612	7,507	**73,119**	**86,456**	-
Subtotal	**6,156**	**656,324**	**2,310,807**	**2,523,544**	**2,791,219**	**2,212,683**	**10,500,733**	**805,086**	**153,440**	**139,401**	**98,741**	**1,196,668**	**214,867**	**135,929**	**68,330**	**133,813**	**98,849**	**133,220**	**785,008**	**12,482,409**	**4,826,859**	**511,886**	**5,338,745**	**17,821,154**	**4,310**
Provisions established	**1**	**939**	**3,932**	**22,274**	**46,819**	**53,485**	**127,450**	**21,795**	**4,059**	**5,689**	**6,346**	**37,889**	**4,298**	**13,593**	**17,082**	**53,525**	**64,252**	**119,898**	**272,648**	**437,987**	**72,871**	**190,263**	**263,134**	**701,121**	**4,310**
% provisions constituted	**0.02%**	**0.14%**	**0.17%**	**0.88%**	**1.68%**	**2.42%**	**1.21%**	**2.71%**	**2.65%**	**4.08%**	**6.43%**	**3.17%**	**2.00%**	**10.00%**	**25.00%**	**40.00%**	**65.00%**	**90.00%**	**34.73%**	**3.51%**	**1.51%**	**37.17%**	**4.93%**	**3.93%**	**100.00%**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 93

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Concentration of interbank loans and their provisions established by classification category as of December 31, 2023 (in Ch$mn)	Interbank and commercial loans																							Total	Provision deductible guarantee FOGAPE C-19
	Assessment																								
	Individual																				Group				
	Normal Portfolio							Substandard Portfolio					Impaired Portfolio							Total	Portfolio	Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal		Normal	Impaired			
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interbank commercial loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Overdrafts on checking accounts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Loans for foreign trade Chilean exports	19,711	-	48,729	-	-	-	68,440	-	-	-	-	-	-	-	-	-	-	-	-	68,440	-	-	-	68,440	-
Foreign trade loans for Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits in banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other debts with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	19,711	-	48,729	-	-	-	68,440	-	-	-	-	-	-	-	-	-	-	-	-	68,440	-	-	-	68,440	-
Provisions established	7	-	107	-	-	-	114	-	-	-	-	-	-	-	-	-	-	-	-	114	-	-	-	114	-
% provisions constituted	0.04%	-	0.22%	-	-	-	0.17%	-	-	-	-	-	-	-	-	-	-	-	-	0.17%	-	-	-	0.17%	-

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 94

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Concentration of commercial loans and their provisions established by classification category as of December 31, 2023 (in Ch$mn)	Interbank and commercial loans – Assessment – Individual – Normal Portfolio							Substandard Portfolio				
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal
Commercial loans												
Commercial loans	2,729	308,941	1,683,417	1,641,416	1,967,238	1,650,073	**7,253,814**	480,902	156,607	91,319	87,072	**815,900**
Loans for foreign trade Chilean exports	-	293,578	203,815	289,784	147,905	113,075	**1,048,157**	29,554	5,190	1,601	-	**36,345**
Foreign trade loans for Chilean imports	-	5,815	198,090	176,967	301,665	73,835	**756,372**	7,348	86	961	1,531	**9,926**
Foreign trade loans between third countries	-	-	-	529	-	749	**1,278**	-	-	-	-	**-**
Debtors with current accounts	-	7,034	37,420	17,740	14,114	10,614	**86,922**	10,792	951	541	152	**12,436**
Credit card debtors	-	1,040	5,426	10,097	7,781	7,080	**31,424**	1,639	648	101	252	**2,640**
Factoring operations	2,052	165,588	534,099	119,565	74,940	60,356	**956,600**	14,239	729	-	-	**14,968**
Commercial financial leasing operations	3,514	3,228	120,796	237,940	266,581	245,672	**877,731**	72,400	25,905	10,042	8,027	**116,374**
Student loans	-	-	-	-	-	-	**-**	-	-	-	-	**-**
Other loans and accounts receivable	-	429	927	1,615	971	606	**4,548**	230	24	15	7	**276**
Subtotal	**8,295**	**785,653**	**2,783,990**	**2,495,653**	**2,781,195**	**2,162,060**	**11,016,846**	**617,104**	**190,140**	**104,580**	**97,041**	**1,008,865**
Provisions established	**2**	**1,174**	**4,949**	**16,613**	**34,601**	**35,391**	**92,730**	**13,423**	**4,985**	**4,645**	**7,605**	**30,658**
% provisions constituted	**0.02%**	**0.15%**	**0.18%**	**0.67%**	**1.24%**	**1.64%**	**0.84%**	**2.18%**	**2.62%**	**4.44%**	**7.84%**	**3.04%**

Concentration of commercial loans and their provisions established by classification category as of December 31, 2023 (in Ch$mn)	Interbank and commercial loans – Assessment – Individual – Impaired Portfolio								Group			Total	Provision deductibl eguarante esFOGAP ECovid-19
	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio Normal	Portfolio Impaired	Total		
Commercial loans													
Commercial loans	183,009	65,894	90,768	96,700	100,148	94,190	**630,709**	**8,700,423**	4,147,369	388,645	**4,536,014**	**13,236,437**	**10,143**
Loans for foreign trade Chilean exports	1,133	-	3,108	3,697	4,774	4,386	**17,098**	**1,101,600**	10,206	1,090	**11,296**	**1,112,896**	-
Foreign trade loans for Chilean imports	-	4,589	962	419	2,487	3,291	**11,748**	**778,046**	48,973	1,484	**50,457**	**828,503**	-
Foreign trade loans between third countries	-	-	-	-	-	-	**-**	**1,278**	-	-	**-**	**1,278**	-
Debtors with current accounts	408	105	249	296	486	1,086	**2,630**	**101,988**	33,646	8,109	**41,755**	**143,743**	-
Credit card debtors	294	175	131	100	232	464	**1,396**	**35,460**	92,497	10,260	**102,757**	**138,217**	-
Factoring operations	12	538	-	829	667	952	**2,998**	**974,566**	40,109	5,898	**46,007**	**1,020,573**	-
Commercial financial leasing operations	28,802	15,074	9,170	3,362	2,844	152	**59,404**	**1,053,509**	176,260	9,208	**185,468**	**1,238,977**	27
Student loans	-	-	-	-	-	-	**-**	**-**	36,755	10,329	**47,084**	**47,084**	-
Other loans and accounts receivable	922	54	115	1,034	94	9,845	**12,064**	**16,888**	281,631	5,430	**287,061**	**303,949**	-
Subtotal	**214,580**	**86,429**	**104,503**	**106,437**	**111,732**	**114,366**	**738,047**	**12,763,758**	**4,867,446**	**440,453**	**5,307,899**	**18,071,657**	**10,170**
Provisions established	**4,292**	**8,643**	**26,126**	**42,575**	**72,625**	**102,931**	**257,192**	**380,580**	**68,151**	**211,331**	**279,482**	**660,062**	**10,170**
% provisions constituted	**2.00%**	**10.00%**	**25.00%**	**40.00%**	**65.00%**	**90.00%**	**34.85%**	**2.98%**	**1.40%**	**47.98%**	**5.27%**	**3.65%**	**100.00%**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 95

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

n. Loans and their provisions constituted by days of default

The concentration of credit risk by days of default as of December 31, 2024 and 2023 is as follows:

Concentration of credit risk by days of default As of December 31, 2024 (Ch$mn)	Loans and other receivables before provisions						Provisions established								
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Subtotal	Deductible Guarantee sFOGAPEC ovid-19	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank															
0 days	31,283	-	-	-	-	**31,283**	25	-	-	-	-	**25**	-	**25**	31,258
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
>= 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
Subtotal	**31,283**	**-**	**-**	**-**	**-**	**31,283**	**25**	**-**	**-**	**-**	**-**	**25**	**-**	**25**	**31,258**
Commercial loans															
0 days	10,486,791	4,627,303	1,177,452	303,976	101,284	**16,696,806**	124,362	50,729	36,077	70,100	34,762	**316,030**	3,973	**320,003**	16,376,803
1 to 29 days	12,475	73,295	12,224	58,748	7,345	**164,087**	3,075	4,638	1,593	9,578	2,700	**21,584**	93	**21,677**	142,410
30 to 59 days	1,454	84,380	4,080	20,207	35,193	**145,314**	13	10,178	152	6,050	12,559	**28,952**	26	**28,978**	116,336
60 to 89 days	13	41,881	2,912	11,854	46,695	**103,355**	-	7,326	67	6,596	16,619	**30,608**	21	**30,629**	72,726
>= 90 days	-	-	-	390,223	321,369	**711,592**	-	-	-	180,324	123,623	**303,947**	197	**304,144**	407,448
Subtotal	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**	**17,115,723**
Residential mortgage loans															
0 days	-	16,101,309	-	-	265,817	**16,367,126**	-	24,996	-	-	21,174	**46,170**	-	**46,170**	16,320,956
1 to 29 days	-	35,825	-	-	7,246	**43,071**	-	182	-	-	607	**789**	-	**789**	42,282
30 to 59 days	-	343,612	-	-	98,612	**442,224**	-	5,879	-	-	8,678	**14,557**	-	**14,557**	427,667
60 to 89 days	-	136,265	-	-	120,874	**257,139**	-	3,405	-	-	10,664	**14,069**	-	**14,069**	243,070
>= 90 days	-	-	-	-	450,209	**450,209**	-	-	-	-	85,586	**85,586**	-	**85,586**	364,623
Subtotal	**-**	**16,617,011**	**-**	**-**	**942,758**	**17,559,769**	**-**	**34,462**	**-**	**-**	**126,709**	**161,171**	**-**	**161,171**	**17,398,598**
Consumer loans															
0 days	-	5,341,500	-	-	87,677	**5,429,177**	-	126,580	-	-	41,581	**168,161**	-	**168,161**	5,261,016
1 to 29 days	-	159,791	-	-	25,368	**185,159**	-	21,662	-	-	12,194	**33,856**	-	**33,856**	151,303
30 to 59 days	-	67,122	-	-	29,214	**96,336**	-	12,260	-	-	13,790	**26,050**	-	**26,050**	70,286
60 to 89 days	-	38,459	-	-	29,340	**67,799**	-	7,709	-	-	15,423	**23,132**	-	**23,132**	44,667
>= 90 days	-	-	-	-	133,167	**133,167**	-	-	-	-	96,520	**96,520**	-	**96,520**	36,647
Subtotal	**-**	**5,606,872**	**-**	**-**	**304,766**	**5,911,638**	**-**	**168,211**	**-**	**-**	**179,508**	**347,719**	**-**	**347,719**	**5,563,919**
Total loans	**10,532,016**	**27,050,742**	**1,196,668**	**785,008**	**1,759,410**	**41,323,844**	**127,475**	**275,544**	**37,889**	**272,648**	**496,480**	**1,210,036**	**4,310**	**1,214,346**	**40,109,498**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 96

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Concentration of credit risk by days of default As of December 31, 2023 (Ch$mn)	Loans and other receivables before provisions						Provisions established								
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Subtotal	Deductible Guarantee sFOGAPEC ovid-19	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	68,440	-	-	-	-	**68,440**	114	-	-	-	-	**114**	-	**114**	68,326
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
>= 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
Subtotal	**68,440**	**-**	**-**	**-**	**-**	**68,440**	**114**	**-**	**-**	**-**	**-**	**114**	**-**	**114**	**68,326**
Commercial loans															
0 days	10,953,466	4,695,123	942,836	221,181	87,741	**16,900,347**	92,218	52,076	27,187	56,469	30,223	**258,173**	9,493	**267,666**	16,632,681
1 to 29 days	39,578	107,390	27,361	26,095	33,807	**234,231**	204	7,387	1,094	5,415	12,201	**26,301**	132	**26,433**	207,798
30 to 59 days	23,443	52,897	20,817	60,097	39,000	**196,254**	308	6,684	363	26,683	14,462	**48,500**	63	**48,563**	147,691
60 to 89 days	359	12,036	17,851	58,500	11,782	**100,528**	-	2,004	2,014	12,557	4,269	**20,844**	78	**20,922**	79,606
>= 90 days	-	-	-	372,174	268,123	**640,297**	-	-	-	156,068	150,176	**306,244**	404	**306,648**	333,649
Subtotal	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**	**17,401,425**
Residential mortgage															
0 days	-	15,940,266	-	-	141,590	**16,081,856**	-	23,767	-	-	12,589	**36,356**	-	**36,356**	16,045,500
1 to 29 days	-	335,778	-	-	77,865	**413,643**	-	5,128	-	-	6,883	**12,011**	-	**12,011**	401,632
30 to 59 days	-	151,511	-	-	92,074	**243,585**	-	3,226	-	-	7,983	**11,209**	-	**11,209**	232,376
60 to 89 days	-	10,384	-	-	8,247	**18,631**	-	229	-	-	704	**933**	-	**933**	17,698
>= 90 days	-	-	-	-	315,724	**315,724**	-	-	-	-	87,872	**87,872**	-	**87,872**	227,852
Subtotal	**-**	**16,437,939**	**-**	**-**	**635,500**	**17,073,439**	**-**	**32,350**	**-**	**-**	**116,031**	**148,381**	**-**	**148,381**	**16,925,058**
Consumer loans															
0 days	-	5,049,943	-	-	78,863	**5,128,806**	-	125,191	-	-	40,835	**166,026**	-	**166,026**	4,962,780
1 to 29 days	-	156,591	-	-	24,360	**180,951**	-	22,181	-	-	12,281	**34,462**	-	**34,462**	146,489
30 to 59 days	-	70,556	-	-	28,319	**98,875**	-	12,797	-	-	14,851	**27,648**	-	**27,648**	71,227
60 to 89 days	-	45,260	-	-	26,500	**71,760**	-	9,176	-	-	15,570	**24,746**	-	**24,746**	47,014
>= 90 days	-	-	-	-	117,958	**117,958**	-	-	-	-	82,494	**82,494**	-	**82,494**	35,464
Subtotal	**-**	**5,322,350**	**-**	**-**	**276,000**	**5,598,350**	**-**	**169,345**	**-**	**-**	**166,031**	**335,376**	**-**	**335,376**	**5,262,974**
Total loans	**11,085,286**	**26,627,735**	**1,008,865**	**738,047**	**1,351,953**	**40,811,886**	**92,844**	**269,846**	**30,658**	**257,192**	**493,393**	**1,143,933**	**10,170**	**1,154,103**	**39,657,783**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 97

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°14 - INVESTMENT IN ASSOCIATES AND OTHER COMPANIES

The Consolidated Statements of Financial Position show investments in companies for Ch$59,785 million and Ch$55,284 million as of December 31, 2024 and 2023, as follows:

	Participation		Investment value	
	As of December 31,		As of December 31,	
	2024	2023	2024	2023
	%	%	Ch$mn	Ch$mn
Company:				
Centro de Compensación Automatizado SA	33.33	33.33	6,785	4,863
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	2,907	2,615
Cámara de Compensación de Alto Valor SA	13.72	15.00	1,194	1,199
Administrador Financiero del Transantiago SA	20.00	20.00	1,434	4,285
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	1,925	1,824
Redbanc SA	33.43	33.43	4,717	4,168
Transbank SA	25.00	25.00	37,355	32,736
Subtotal			**56,317**	**51,690**
Minority investments				
Security Exchanges			3,451	3,575
Others			17	19
Subtotal			**3,468**	**3,594**
Total			**59,785**	**55,284**

Investments in shares have been irrevocably designated at fair value through other comprehensive income and are therefore recorded at market value in accordance with IFRS 9 Financial Instruments.

1. Summary of financial information of associates as of December 31, 2024 and 2023:

	As of December 31, 2024				As of December 31, 2023			
	Assets	Liabilities	Capital	Profit (loss)	Assets	Liabilities	Capital	Profit (loss)
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Centro de Compensación Automatizado	23,420	3,628	14,167	5,625	17,362	3,280	9,024	5,058
Sociedad Interbancaria de Depósito de Valores SA	9,927	1	8,269	1,657	8,938	525	6,695	1,718
Cámara de Compensación de Alto Valor SA	9,794	1,338	7,489	967	9,167	1,343	7,252	572
Administrador Financiero del Transantiago SA	57,628	47,677	7,164	2,787	67,582	47,241	16,725	3,616
Servicios de Infraestructura de Mercado OTC SA	15,910	852	13,837	1,221	32,888	18,578	13,250	1,060
Redbanc SA	29,404	15,293	12,372	1,739	27,330	14,862	11,712	756
Transbank SA	1,503,575	1,354,156	137,956	11,463	1,409,045	1,278,102	111,143	19,800
Totals	**1,649,658**	**1,422,945**	**201,254**	**25,459**	**1,572,312**	**1,363,931**	**175,801**	**32,580**

2. Restrictions on the ability of associates to transfer funds to investors.

There are no significant restrictions on the ability of associates to transfer funds, in the form of cash dividends or repayment of loans or advances, to the Bank.

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 98

NOTE No. 14 - INVESTMENT IN ASSOCIATES AND OTHER COMPANIES, continued 3. The movement of investments in companies is as follows:   As of December 31, 2024 2023   Ch$mn Ch$mn Initial book value 55,284 46,586 Acquisition of investments - - Sale of investments (106) - Participation in results 8,421 8,404 Dividends received (966) (2,944) Other adjustments to equity (*) (2,848) 3,238 Totals 59,785 55,284 (*)Corresponds to the market value of minority investments in other companies in the country as indicated in the CASB.. 4. We have evaluated the objective evidence indicated in IAS 28 “Investments in Associates and Joint Ventures” and have not detected any type of impairment on the Bank's investments. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 99

NOTE N°15 - INTANGIBLE ASSETS The composition of this item as of December 31, 2024 and 2023 is as follows: As of December 31, 2024 Opening net balance January 1, 2024 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 97,551 430,867 (342,198) 88,669 Totals 97,551 430,867 (342,198) 88,669 As of December 31, 2023 Opening net balance January 1, 2023 Gross balance Accumulated amortization Net balance MM$ Ch$mn Ch$mn Ch$mn Software or computer programs 107,789 378,800 (281,249) 97,551 Totals 107,789 378,800 (281,249) 97,551 The movement of the intangible assets item during the periods ending December 31, 2024 and 2023 is as follows: i. Gross balance Gross balances Software Development Computer Programs Ch$mn Balance as of January 1, 2024 378,800 Additions 44,559 Disposals - Impairment - Others 7,508 Balance as of December 31, 2024 430,867 — Balance as of January 1, 2023 351,309 Additions 45,067 Disposals (5,415) Impairment – Others (12,161) Balance as of December 31, 2023 378,800 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 100

NOTE No. 15 - INTANGIBLE ASSETS, continued ii. Accumulated amortization Accumulated amortization Software Development Computer Programs Ch$mn Balance as of January 1, 2024 (281,249) Amortization of the year (52,982) Disposals - Impairment - Others (7,967) Balance as of December 31, 2024 (342,198) Balance as of January 1, 2023 (243,520) Amortization of the year (53,393) Disposals 5,415 Impairment (1,912) Others 12,161 Balance as of December 31, 2023 (281,249) The Bank has no restrictions on intangibles as of December 31, 2024 and 2023. Additionally, intangibles have not been provided as collateral for the fulfillment of obligations. Furthermore, there are no amounts owed for intangibles by the Bank as of the same dates. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 101

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°16 - PROPERTY, PLANT AND EQUIPMENT

The composition of this items as of December 31, 2024 and 2023 is as follows:

	Opening net balance January 1, 2024	As of December 31, 2024		
		Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	92,537	185,969	(97,611)	88,358
Lands	14,632	14,021	-	14,021
Equipment	66,356	369,778	(300,018)	69,760
Others	25,219	102,322	(76,369)	25,953
Totals	198,744	672,090	(473,998)	198,092

	Opening net balance January 1, 2023	As of December 31, 2023		
		Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	97,067	181,969	(89,432)	92,537
Lands	15,022	14,632	-	14,632
Equipment	46,883	341,688	(275,332)	66,356
Others	30,392	101,082	(75,863)	25,219
Totals	189,364	639,371	(440,627)	198,744

The movement of fixed assets item as of December 31, 2024 and 2023 is as follows:

i. Gross balance

2024	Buildings	Lands	Equipment	Others	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	181,969	14,632	341,688	101,082	639,371
Additions	9,135	-	29,404	7,242	45,781
Disposal	(1,615)	(493)	(10,446)	(4,389)	(16,943)
Reclassifications - Others	(3,520)	(118)	9,132	(1,613)	3,881
Balance as of December 31, 2024	185,969	14,021	369,778	102,322	672,090

2023	Buildings	Lands	Equipment	Others	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2023	179,054	15,022	294,672	100,886	589,634
Additions	13,809	-	25,697	17,155	56,661
Disposal	(2,795)	(390)	(1,440)	(3,510)	(8,135)
Reclassifications - Others	(8,099)	-	22,759	(13,449)	1,211
Balance as of December 31, 2023	181,969	14,632	341,688	101,082	639,371

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 102

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 16 - PROPERTY, PLANT AND EQUIPMENT, continued

ii. Accumulated depreciation

2024	Buildings Ch$mn	Lands Ch$mn	Equipment Ch$mn	Others Ch$mn	Total Ch$mn
Balance as of January 1, 2024	**(89,432)**	-	**(275,332)**	**(75,863)**	**(440,627)**
Depreciation charges for the period	(7,973)	-	(35,154)	(5,153)	**(48,280)**
Sales and losses for the period	1,114	-	9,072	4,640	**14,826**
Reclassifications - Others	(1,320)	-	1,396	7	**83**
Balance as of December 31, 2024	**(97,611)**	-	**(300,018)**	**(76,369)**	**(473,998)**

2023	Buildings Ch$mn	Lands Ch$mn	Equipment Ch$mn	Others Ch$mn	Total Ch$mn
Balance as of January 1, 2024	**(81,987)**	-	**(247,789)**	**(70,494)**	**(400,270)**
Depreciation charges for the year	(9,449)	-	(28,674)	(8,778)	**(46,901)**
Sales and write-offs for the year	2,021	-	1,131	3,409	**6,561**
Reclassifications - Others	(17)	-	-	-	**(17)**
Balance as of December 31, 2024	**(89,432)**	-	**(275,332)**	**(75,863)**	**(440,627)**

The Bank has no restrictions on fixed assets as of December 31, 2024 and 2023. Additionally, fixed assets have not been provided as collateral for the fulfillment of obligations. Furthermore, there are no amounts owed on fixed assets by the Bank as of the same dates.

Consolidated Financial Statements December 2024 / Banco Santander-Chile 103

NOTE N° 17 - RIGHT-TO-USE-ASSETS The composition of right to use leased assets as of December 31, 2024 and 2023 is as follows: As of December 31, 2024 Balance as of January 1, 2024 Accumulated Depreciation   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 100,449 189,234 (128,442) 60,792 Improvements to leased properties 53,079 141,637 (87,883) 53,754 Totals 153,528 330,871 (216,325) 114,546 As of December 31, 2023 Balance as of January 1, 2023 Accumulated Depreciation   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 133,795 215,411 (114,962) 100,449 Improvements to leased properties 48,731 136,911 (83,832) 53,079 Totals 182,526 352,322 (198,794) 153,528 1. The movement of the active item for the right to use leased assets as of December 31, 2024 and 2023 is as follows: i. Gross balance 2024 Balance as of January 1, 2024 215,411 136,911 352,322 Additions 8,507 17,380 25,887 Disposals (35,049) (7,352) (42,401) Impairment - (1,041) (1,041) Other 365 (4,261) (3,896) Balance as of December 31, 2024 189,234 141,637 330,871 2023 Balance as of January 1, 2023 231,603 132,308 363,911 Additions 11,720 17,765 29,485 Disposals (27,912) (11,951) (39,863) Impairment - - - Other - (1,211) (1,211) Balance as of December 31, 2023 215,411 136,911 352,322 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 104

NOTE No. 17-RIGHT-TO-USE-ASSETS, continued Accumulated depreciation 2024 Balance as of January 1, 2024 (114,962) (83,832) (198,794) Depreciation charges for the period (27,812) (12,361) (40,173) Sales and losses for the period 14,520 8,329 22,849 Others (188) (19) (207) Balance as of December 31, 2024 (128,442) (87,883) (216,325) 2023 Balances as of January 1, 2023 (97,808) (83,577) (181,385) Depreciation charges for the period (31,314) (12,154) (43,468) Sales and losses for the period 14,160 11,882 26,042 Others – 17 17 Balances as of December 31, 2023 (114,962) (83,832) (198,794) 2. Obligations under lease contracts As of December 31, 2024 and 2023, the obligations under lease contracts are as follows:   As of December 31, 2024 2023   Ch$mn Ch$mn Obligations under lease contracts 66,882 104,516 Totals 66,882 104,516 3. Expenses associated with assets for the right to use leased goods and obligations under lease contracts:   As of December 31, 2024 2023   Ch$mn Ch$mn Depreciation 40,173 43,468 Interests 7,617 3,601 Short-term lease 18,558 9,712 31 87 Totals 66,379 56,868 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 105

NOTE No. 17 - RIGHT-TO-USE-ASSETS, continued 4. As of December 31, 2024 and 2023, the maturity of the obligations under lease contracts, according to their contractual maturity, is as follows:   As of December 31, 2024 2023   Ch$mn Ch$mn Matures in 1 year 12,685 20,716 Matures between 1 and 2 years 13,483 19,696 Matures between 2 and 3 years 10,727 17,750 Matures between 3 and 4 years 8,361 12,949 Matures between 4 and 5 years 7,222 9,964 Matures after 5 years 14,404 23,441 Totals 66,882 104,516 5. Operating Lease – Lessor As of December 31, 2024 and 2023, the future minimum rents to be received for non-cancellable operating leases are as follows:   As of December 31, 2024 2023   Ch$mn Ch$mn Matures in 1 year 1,246 1,012 Matures between 1 and 2 years 2,031 1,874 Matures between 2 and 3 years 1,134 787 Matures between 3 and 4 years 870 736 Matures between 4 and 5 years 765 522 Matures after 5 years 3,293 852 Totals 9,339 5,783 6. As of December 31, 2024 and 2023, the Bank does not have financial lease contracts that cannot be terminated unilaterally. 7. The Bank has no restrictions on the assets under the right to use leased assets as of December 31, 2024 and 2023. Additionally, the assets under the right to use leased assets have not been provided as collateral for the fulfillment of obligations. On the other hand, there are no amounts owed on assets under the right to use leased assets by the Bank as of the same dates. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 106

NOTE N° 18 - CURRENT TAXES AND DEFERRED TAXES 1. Current taxes As of December 31, 2024 and 2023, the Bank has established a first-category income tax provision, based on current tax provisions. This provision is presented net of payments and credits, as detailed below: As of December 31, 2024 2023 Ch$mn Ch$mn Summary of current tax liabilities (assets) (Assets) for current taxes (60) (146) Current tax liabilities 48,548 163,878 Total net taxes payable (recoverable) 48,488 163,732 Breakdown of current tax liabilities (assets) (net) Income tax (27%) 241,640 256,257 Less: Monthly provisional payments (191,294) (89,631) Credit for training expenses (2,263) (2,242) Credits for donations (465) (1,371) Others 870 719 Total taxes payable (recoverable) 48,488 163,732 2. Tax results The effect of tax expenditure during the periods between January 1 and December 31, 2024 and 2023, is composed of the following concepts: As of December 31, 2024 2023 Ch$mn Ch$mn Income tax expenses Current year tax 243,136 237,535 Deferred tax credits (charges) Origination and reversal of temporary differences 2,725 (171,062) Subtotals 245,861 66,473 Tax on rejected expenses article No. 21 394 379 Others (36,444) (10,511) Net charges to income tax results 209,811 56,341 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 107

NOTE No. 18 - CURRENT TAXES AND DEFERRED TAXES, continued 3. Reconciliation of effective tax rate Below is the reconciliation between the income tax rate and the effective rate applied in determining the tax expense as of December 31, 2024 and 2023. As of December 31, 2024 2023 Amount Amount % Ch$mn % Ch$mn Tax calculated on profit before tax 27.00 290,066 27.00 153,132 Permanent differences (*) (9.89) (106,221) (14.86) (84,289) Single tax (rejected expenses) 0.04 394 0.07 379 Others 2.38 25,572 (2.27) (12,881) Effective rate and income tax expense 19.53 209,811 9.94 56,341 (*) Corresponds mainly to the permanent differences arising from the Price Level Restatement of Tax Book Equity and the result of sales of bonds under article 104 of the ITL. 4. Effect of deferred taxes on equity Below is a summary of the effect of deferred tax on equity separately showing the balances corresponding to the assets and liabilities during the periods ended December 31, 2024 and 2023. As of December 31, 2024 2023 Ch$mn Ch$mn Deferred tax assets OCI Financial investment instruments 19,158 30,150 Cash flow hedge 21,006 24,599 Total deferred tax assets with effect in OCI 40,164 54,749 Deferred tax liabilities Financial investment instruments (1,025) (5,919) Cash flow hedge - (47,391) Total deferred tax liabilities with effect in OCI (1,025) (53,310) Net deferred tax balances in equity 39,139 1,439 Deferred taxes on equity charged to holders 39,639 1,938 Deferred taxes on equity of non-controlling interest charge (500) (499) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 108

NOTE No. 18 - CURRENT TAXES AND DEFERRED TAXES, continued 5. Effect of deferred taxes on profit or loss As of December 31, 2024 and 2023, the Bank has recorded the effects of deferred taxes in its Consolidated Financial Statements. The effects of deferred taxes on assets, liabilities, and results allocated for temporary differences are presented below: As of December 31, 2024 2023 Ch$mn Ch$mn Deferred tax assets Interest and adjustments 22,854 19,679 Extraordinary write-offs 43,585 38,421 Goods received in lieu of payment 5,106 1,753 Fixed asset valuation 5,222 6,426 Provision for loans 339,186 328,235 Provision for expenses 81,310 77,149 Derivatives 290 275 Leased assets 75,092 106,230 Tax loss of affiliates 608 1,108 18,058 27,761 - 53,143 Total deferred tax assets 591,311 660,180 Deferred tax liabilities Valuation of investments (9,612) (473) Anticipated expenses (29,799) (19,829) Derivatives (94,003) (171,601) Obligations under lease agreement (16,903) (27,433) Exchange rate adjustment (6,093) (5,854) Others (14,063) (11,427) Total deferred tax liabilities (170,473) (236,617) 6. Deferred tax summary Below is a summary of deferred taxes, considering both their effect on equity and on results. As of December 31, 2024 2023 Ch$mn Ch$mn Deferred tax assets 40,164 54,749 With effect on results 591,311 660,180 Total deferred tax assets 631,475 714,929 Deferred tax liabilities With effect on other comprehensive income (1,025) (53,310) With effect on results (170,473) (236,617) Total deferred tax liabilities (171,498) (289,927) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 109

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE No. 18 - CURRENT TAXES AND DEFERRED TAXES, continued

7. Presentation of taxes in financial statements

As of the date of these Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of December 31, 2024	2023
	Ch$mn	Ch$mn
Deferred tax asset before reclassification	631,475	714,929
Reclassification (netting)	(171,498)	(286,380)
Deferred tax asset after reclassification	**459,977**	**428,549**
Deferred tax liability before reclassification	(171,498)	(289,927)
Reclassification (netting)	171,498	286,380
Deferred tax liability after reclassification	**—**	**(3,547)**

Current taxes	As of December 31, 2024	2023
	Ch$mn	Ch$mn
Current tax assets before reclassification	194,118	93,605
Reclassification (netting)	(194,058)	(93,459)
Current tax assets after reclassification	**60**	**146**
Current tax liabilities before reclassification	(242,606)	(257,337)
Reclassification (netting)	194,058	93,459
Current tax liabilities after reclassification	**(48,548)**	**(163,878)**

8. Complementary information related to Circular No 47 (2009) issued by the Internal Tax Service and the FMC

For the purposes of disclosure and crediting of provisions and write-offs, banks must include in the tax note of their Consolidated Financial Statements a detail of the movements and effects generated by the application of article 31, No. 4 of the Income Tax Law (ITL) as established in the document attached to the joint circular.

i. Loans and Accounts Receivable

	As of December 31, 2024				As of December 31, 2023			
		Assets at tax value				Assets at tax value		
			Overdue portfolio				Overdue portfolio	
	Assets at financial value	Total	With collateral	Without collateral	Assets at financial value	Total	With collateral	Without collateral
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	31,283	**31,283**	-	-	68,440	**68,440**	-	-
Commercial loans	15,698,090	**15,756,448**	326,671	196,561	16,278,307	**16,334,697**	261,073	196,113
Consumer loans	5,910,025	**6,019,429**	4,241	40,543	4,771,232	**4,883,457**	5,398	40,513
Residential Mortgage loans	17,559,769	**17,597,870**	142,925	1,288	17,073,439	**17,102,303**	83,577	740
Totals	**39,199,167**	**39,405,030**	**473,837**	**238,392**	**38,191,418**	**38,388,897**	**350,048**	**237,366**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 110

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE No. 18 - CURRENT TAXES AND DEFERRED TAXES, continued

ii. Provisions on unsecured non-performing loans

	Balance as of 01-01-2024	Write-offs against provisions	Provisions established	Provisions released	Balance as of 31-12-2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	**196,113**	(98,867)	379,074	(279,759)	**196,561**
Consumer loans	**40,513**	(154,985)	187,971	(32,956)	**40,543**
Residential mortgage loans	**740**	(10,756)	45,395	(34,090)	**1,289**
Totals	**237,366**	**(264,608)**	**612,440**	**(346,805)**	**238,393**

	Balance as of 01-01-2023	Write-offs against provisions	Provisions established	Provisions released	Balance as of 31-12-2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	**124,060**	(74,137)	396,030	(249,840)	**196,113**
Consumer loans	**11,088**	(137,687)	198,358	(31,246)	**40,513**
Residential mortgage loans	**459**	(10,603)	45,624	(34,740)	**740**
Totals	**135,607**	**(222,427)**	**640,012**	**(315,826)**	**237,366**

iii. Direct write-offs and recoveries

	As of December 31,	
	2024	2023
	Ch$mn	Ch$mn
Direct Charge-offs Art 31 No 4, paragraph III	(8,119)	(12,931)
Condonation that originated a release of provisions	-	-
Recoveries or renegotiation of impaired loans	147,625	102,665
Totals	**139,506**	**89,734**

iv. Application of article 31 No. 4, paragraph I and IV

	As of December 31,	
	2024	2023
	Ch$mn	Ch$mn
Write-offs according to paragraph I	-	-
Write-offs according to paragraph IV	(1,739)	(1,564)
Totals	**(1,739)**	**(1,564)**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 111

NOTE N°19 - OTHER ASSETS The composition of the other assets item as of December 31, 2024 and 2023 is as follows: As of December 31, 2024 2023 Ch$mn Ch$mn Other assets Assets to be leased as a lessor (1) 43,095 20,988 Cash collateral provided for derivative financial transactions (2) 1,847,101 2,238,900 Debtors for intermediation of financial instruments 18,622 33,260 Accounts receivable from third parties 209,710 199,746 VAT tax credit receivable 15,305 55,614 Prepaid expenses (3) 84,311 169,603 Valuation adjustments for macro hedges (4) 155,587 160,370 Assets to support obligations for post-employment defined benefit plans 969 233 Investments in gold 1,121 819 Other cash collateral provided (5) 19,908 2 Pending operations 27,009 13,453 Other assets 113,037 153,619 Totals 2,535,775 3,046,607 (1)They correspond to the assets available to be delivered under the financial leasing modality. (2) These correspond to guarantees associated with certain derivative contracts. These guarantees operate when the valuation of the derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank. (3)In this category, the Bank has recorded the prepaid expense related to the Santander LATAM Pass program, which will naturally be consumed as our clients use the Bank's transactional products, and therefore, the respective LATAM Pass miles are assigned to them (loyalty program administered by LATAM Airlines Group S.A.). (4)Corresponds to the balances of the valuation at market value of the net assets or liabilities subject to hedging in a macro hedge (Note No. 12). (5) Corresponds to cash guarantees with the clearinghouse for low-value payments that began to apply in 2024. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 112

NOTE N°20 - NON-CURRENT ASSETS AND DISPOSABLE GROUPS FOR SALE AND LIABILITIES INCLUDED IN DISPOSABLE GROUPS FOR SALE The composition of the non-current assets and disposal groups for sale and liabilities included in disposal groups for sale, as of December 31, 2024 and 2023, is as follows:   As of December 31, 2024 2023   Ch$mn Ch$mn Goods received in payment or awarded in judicial auction (1) Goods received in lieu of payment 17,895 16,511 Assets awarded in judicial auction 32,788 21,968 Provisions for assets received in lieu of payment or awarded in judicial auction (3,766) (1,235) Non-current assets held for sale Assets from the recovery of assets transferred in financial leasing operations 3,297 5,146 Disposable group for sale - - Total 50,214 42,390 (1) Assets received in lieu of payment correspond to assets received as payment for overdue debts of clients. The set of assets that remain acquired in this manner must not exceed at any time 20% of the Bank's regulatory capital. These assets currently represent 0.26% (0.24% as of December 31, 2023) of the Bank's regulatory capital. Assets awarded at judicial auction correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. Assets acquired at judicial auction are not subject to the margin mentioned above. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. In the event that said asset is not sold within the period established in the regulation, it must be written off. Additionally, a provision is recorded for the difference between the initial award value plus any additions and its estimated realizable value (appraisal), when the former is higher. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 113

NOTE N°21 - FINANCIAL LIABILITIES FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS Financial liabilities at fair value through profit or loss are liabilities held for trading and are classified in this category because they are acquired with the purpose of being sold in the short term. Financial liabilities held for trading and derivatives that are financial liabilities are stated at fair value, with gains and losses recorded in the income statement. As of December 31, 2024 and 2023, the Bank maintains the following portfolio of financial liabilities to be traded at fair value through profit or loss: As of December 31, Fair Value - Liabilities 2024 2023   Ch$mn Ch$mn Financial Derivatives Contracts Forwards 1,151,921 1,258,352 Swaps 10,995,608 8,255,283 Call Options 5,530 2,726 Put Options 1,965 5,214 Futures - - Others - - Subtotals 12,155,024 9,521,575 Other financial instruments Deposits and other obligations on demand - - Deposits and other time deposits - - Debt instruments issued - - Other derivatives - - Subtotals - - Total 12,155,024 9,521,575 Banco Santander presents financial liabilities to be traded at fair value with changes in results corresponding to financial derivative contracts, specifically Forwards and Swaps, whose purpose is to cover the exchange rate and interest rate risk related to future obligations. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 114

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE 21 - FINANCIAL LIABILITIES FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS, continued

Below is a detail or flow of the financial derivatives contracted by the Bank as of December 31, 2024 and 2023, fair value and the breakdown by maturity of the notional or contractual values:

	December 31, 2024								
	Notional								
			Between 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years		Totals	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial Derivatives Contracts									
Currency forwards	-	11,564,755	9,439,120	14,191,034	10,403,238	1,680,685	1,598,835	**48,877,667**	**1,151,921**
Interest Rate Swaps	-	16,536,773	12,505,389	16,690,413	18,464,156	9,887,330	16,615,159	**90,699,220**	**1,565,539**
Currency and rate swaps	-	1,325,472	2,195,962	8,993,722	19,955,223	11,501,296	19,704,815	**63,676,490**	**9,430,069**
Currency Call Options	-	81,510	143,946	58,826	-	-	-	**284,282**	**5,530**
Call options rates	-	-	-	-	-	-	-	**-**	**-**
Currency Put Options	-	248,733	106,519	138,505	8,921	-	-	**502,678**	**1,965**
Put Rate Options	-	-	-	-	-	-	-	**-**	**-**
Interest Rate Futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Totals	**-**	**29,757,243**	**24,390,936**	**40,072,500**	**48,831,538**	**23,069,311**	**37,918,809**	**204,040,337**	**12,155,024**

	December 31, 2023								
	Notional								
			Between 1 month and 3 months	More than 3 months up to 1 year	Between 1 year and 3 years	More than 3 years up to 5 years	More than 5 years	Totals	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial Derivatives Contracts									
Currency forwards	-	15,424,586	11,104,328	15,247,865	3,947,215	1,408,304	2,072,624	**49,204,922**	**1,258,352**
Interest Rate Swaps	-	5,149,926	15,399,286	19,835,190	18,565,396	7,666,659	11,349,882	**77,966,339**	**1,940,320**
Currency and rate swaps	-	1,915,707	4,813,848	22,440,782	48,295,676	20,620,952	44,005,979	**142,092,944**	**6,314,963**
Currency Call Options	-	192,051	81,368	10,799	-	-	-	**284,218**	**2,726**
Call options rates	-	-	-	-	-	-	-	**-**	**-**
Currency Put Options	-	6,518	147,329	157,779	36,650	-	-	**348,276**	**5,214**
Put Rate Options	-	-	-	-	-	-	-	**-**	**-**
Interest Rate Futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Totals	**-**	**22,688,788**	**31,546,159**	**57,692,415**	**70,844,937**	**29,695,915**	**57,428,485**	**269,896,699**	**9,521,575**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 115

NOTE N° 22 - FINANCIAL LIABILITIES AT AMORTIZED COST As of December 31, 2024 and 2023, the composition of the financial liabilities at amortized cost is as follows:   As of December 31, 2024 2023   Ch$mn Ch$mn Deposits and other obligations on demand Current accounts 11,898,457 11,014,748 Demand deposit accounts 450,202 500,723 Other demand deposits 430,519 352,865 Obligations for pre-paid card accounts 35,196 1,007 Other sight obligations 1,446,235 1,668,483 Subtotals 14,260,609 13,537,826 Deposits and other term deposits Time deposits 16,867,607 15,939,325 Savings Accounts 221,973 189,757 Other term deposit balances 9,045 8,860 Subtotals 17,098,625 16,137,942 Obligations under repurchase agreements and securities lending Operations with banks in the country - - Operations with foreign banks - - Operations with other entities in the country 276,588 282,584 Operations with other entities abroad - - Subtotals 276,588 282,584 Obligations with banks Local banks 52,311 46,218 Banks abroad 4,285,636 4,271,414 Central Bank of Chile - 6,048,867 Subtotals 4,337,947 10,366,499 Debt financial instruments issued Letter of credit 220 1,229 Senior bonds 8,067,274 7,925,385 Mortgage bonds 65,781 74,431 Subtotals 8,133,275 8,001,045 Other financial obligations Other financial obligations to the public sector - - Other financial obligations in the country 200,337 296,273 Other financial obligations abroad 204 - Subtotals 200,541 296,273 Totals 44,307,585 48,622,169 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 116

NOTE N° 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued 1. Obligations under repurchase agreements and securities lending As of December 31, 2024 and 2023, the obligations associated with the instruments sold with repurchase agreements are as follows: As of December 31, 2024 As of December 31, 2023 On demand Up to 1 month Totals On Demand More than 1 month up to 3 months Totals Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Operations with banks in the country Repurchase agreements with other banks - - - - - - - - Repurchase agreements with the Central Bank of Chile - - - - - - - - Securities lending obligations - - - - - - - - Subtotals - - - - - - - - Operations with foreign banks Repurchase agreements with other banks - - - - - - - - Repurchase agreements with foreign central banks - - - - - - - - Securities loan obligations - - - - - - - - Subtotals - - - - - - - - Operations with other entities in the country Repurchase agreements - 276,588 - 276,588 - 282,483 101 282,584 Securities lending obligations - - - - - - - - Subtotals - 276,588 - 276,588 - 282,483 101 282,584 Operations with other entities abroad Repurchase agreements - - - - - - - - Securities lending obligations - - - - - - - - Subtotals - - - - - - - - Totals - 276,588 - 276,588 - 282,483 101 282,584 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 117

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued

2. Obligations with Banks

At the close of the Consolidated Financial Statements as of December 31, 2024 and 2023, the composition of the "Obligations with Banks" item is as follows:

		As of December 31,	
		2024	2023
		Ch$mn	Ch$mn
Loans obtained from financial institutions and the Central Bank of Chile			
Other obligations with the Central Bank of Chile		-	6,048,867
		-	**6,048,867**
Loans from financial institutions in the country			
Interbank commercial loans		52,311	46,218
	Subtotals	**52,311**	**46,218**
Loans from financial institutions abroad			
State Bank Of India		776,749	693,432
Wells Fargo Bank NA		538,546	497,833
Hong Kong and Shanghai Banking		397,288	126,075
Citibank N.A.		385,461	378,760
International Finance Corporate		296,139	173,417
Sumitomo Mitsui Banking Corporation		249,618	451,646
The Bank Of New York Mellon		220,051	222,953
Bank of America		179,688	362,876
Standard Chartered Bank		161,666	318,573
Commerzbank Ag		151,921	170,966
Banco Bilbao Vizcaya Argentaria		150,848	88,060
Zurcher Kantonalbank		148,656	132,363
Caixabank Sa		127,882	-
Saudi National Bank		103,009	87,550
Corporacion Andina De Fomento		101,000	44,674
Banco Santander Hong Kong		55,982	9,641
JP Morgan Chase Bank National A		52,224	-
Bnp Paribas Sa		51,235	-
Lloyds Bank Plc		30,087	-
Banco Santander Singapur		29,132	22,309
Abanca Corporacion Bancaria S.A.		25,351	8,791
Bank Of Baroda		19,900	70,521
Dz Bank Ag Deutsche Zentralgen		14,918	-
Instituto De Credito Oficial		5,519	-
Dresdner Bank Frankfurt		3,243	-
Agricultural Bank Of China		3,034	1,015
Bank Of China		1,738	1,264
Banco De La Provincia De Bueno		865	-
Industrial And Commercial Bank		471	144
Mufg Bank, Ltd.		460	-
Cassa Di Risparmio Di Parma E		414	174
China Merchants Bank		300	182
Kbc Bank Nv		274	-
Itau Unibanco S/A		262	-
Banco Santander Central Hispano		209	1,734
Turkiye Garanti Bankasi		187	70
Korea Exchange Bank		171	2,416
Wachovia Bank Na		163	266
Bank Of Communications,Co. Ltd		157	71

Consolidated Financial Statements December 2024 / Banco Santander-Chile 118

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued

	As of December 31,	
	2024	2023
	MM$	MM$
Continuation...		
The Industrial And Commercial	152	121
Shinhan Bank	139	27
Bank For Investment And Devel	134	–
Finansbank A.S.	90	38
China Construction Bank	75	298
Hua Nan Commercial Bank, Ltd.	71	211
Arab Bank Plc	40	–
Intesa Sanpaolo Spa	30	–
Icici Bank Limited	28	166
National Bank Of Greece S.A. ,	21	–
Unicredit Bulbank Ad	18	–
Deutsche Bank Ag	18	–
Santander Madrid RRHH Convenio Social	2	–
The Toronto Dominion Bank	–	136,525
Barclays Bank Plc London	–	134,625
Bayerische Landesbank Ag Munic	–	70,242
Bank Of Montreal	–	49,945
Taishin International Bank Co.	–	8,740
Bank of Tokio Mitsubishi	–	443
Komercni Banka A.S.	–	392
Australian And New Zeland Banking Group Ltd.	–	354
Banca Intesa S.P.A.	–	282
Banco Do Brasil	–	281
Bbva Bancomer	–	225
Bangkok Bank Public Company Limited	–	219
E. Sun Commercial Bank Ltd. ,	–	121
Banco De Sabadell, S.A.	–	107
Rhb Bank Berhad	–	61
Export-Import Bank Of Thailand	–	56
Banco Rio De La Plata S.A.	–	50
Bank Of India	–	47
Citic Industrial Bank	–	37
Yapi Ve Kredi Bankasi A.S.	–	21
Svenka Handelsbanken Estocolmo	–	3
	4,285,636	**4,271,413**
Totals	**4,285,636**	**10,320,280**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 119

NOTE N° 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued 2.1 Obligations with the Central Bank of Chile As part of the measures to address the Covid-19 pandemic, the CBCh provided a Credit Facility Conditional on Increasing Loans (FCIC) and a Liquidity Credit Line (LCL), so that banks could provide credit financing to households and businesses during the economic crisis generated by the pandemic. These facilities expired in April and July 2024, for more information see note No. 05. The maturity of these obligations is as follows:   As of December 31, 2024 2023   Ch$mn Ch$mn Matures in 1 year - 6,048,867 Matures between 1 and 2 years - - Matures between 2 and 3 years - - Matures between 3 and 4 years - - Matures after 5 years - - Total obligations with the Central Bank of Chile - 6,048,867 2.2 Loans from financial institutions in the country The maturity of these obligations is as follows:   Al As of December 31, 2024 2023   Ch$mn Ch$mn Matures in 1 year 12,311 46,218 Matures between 1 and 2 years 40,000 - Matures between 2 and 3 years - - Matures between 3 and 4 years - - Matures after 5 years - - Total loans from financial institutions in the country 52,311 46,218 2.3 Obligations abroad   Al As of December 31, 2024 2023   Ch$mn Ch$mn Matures in 1 year 3,353,155 3,793,613 Matures between 1 and 2 years 630,918 304,384 Matures between 2 and 3 years 197,765 - Matures between 3 and 4 years - 173,417 Matures after 5 years 103,798 - Total loans from foreign financial institutions 4,285,636 4,271,414 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 120

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued

3. Debt Financial Instruments Issued and Other Financial Obligations

Debts classified as short-term are those that constitute obligations on demand or that will mature in a period equal to or less than one year. All other debts are classified as long-term. The details are as follows:

	As of December 31, 2024			As of December 31, 2023		
	Short Term Ch$mn	Long Term Ch$mn	Total Ch$mn	Short Term Ch$mn	Long Term Ch$mn	Total Ch$mn
Letters of credit	213	7	**220**	975	254	**1,229**
Senior Bonds	2,646,294	5,420,980	**8,067,274**	1,849,062	6,076,323	**7,925,385**
Mortgage bonds	-	65,781	**65,781**	-	74,431	**74,431**
Debt instruments issued	**2,646,507**	**5,486,768**	**8,133,275**	**1,850,037**	**6,151,008**	**8,001,045**
Other financial obligations	**200,541**	**-**	**200,541**	**296,095**	**178**	**296,273**
Totals	**2,847,048**	**5,486,768**	**8,333,816**	**2,146,132**	**6,151,186**	**8,297,318**

3.1 Mortgage finance bonds

These notes are used to finance mortgage loans. The principal amounts of these notes are amortized quarterly. The notes are indexed to the UF and bear an interest rate of 5.18% as of December 31, 2024 (5.23% as of December 31, 2023).

	As of December 31,	
	2024 Ch$mn	2023 Ch$mn
Matures in 1 year	213	975
Matures between 1 and 2 years	7	254
Matures between 2 and 3 years	-	-
Matures between 3 and 4 years	-	
Matures between 4 and 5 years	-	-
Matures after 5 years	-	-
Total mortgage notes	**220**	**1,229**

3.2 Senior bonds

The details of senior bonds by currency are as follows:

	As of December 31,	
	2024 Ch$mn	2023 Ch$mn
Santander Bonds in UF	3,830,030	3,632,979
Santander Bonds in US$	1,971,887	2,424,045
Santander bonds in CHF $	866,942	637,203
Santander Bonds in Ch$	827,738	619,386
Santander Bonds in AUD	93,244	116,515
Santander Bonds in JPY	296,831	323,922
Santander bonds in EUR	180,602	171,335
Total senior bonds	**8,067,274**	**7,925,385**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 121

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued

a. Issuance of current bonds

During 2024, the Bank has issued bonds for UF 21,302,000, CLP 145,550,000,000, and CHF 225,000,000, according to the following details:

Series	Currency	Amount Issued	Original Term (years)	Annual Issuance Rate	Issue Date	Placement Date	Maturity Date
AA13	UF	1,795,000	6 years	0.03	09-01-2023	01-03-2024	09-01-2029
AA14	UF	4,567,000	5 years	0.03	12-01-2023	02-07-2024	12-01-2028
	UF	3,160,000	7.5 years	0.02	12-01-2018	01-04-2024	06-01-2026
	UF	1,615,000	4 years	0.03	10-01-2023	05-09-2024	11-01-2030
	UF	3,000,000	2.5 years	0.03	04-01-2024	07-05-2024	10-01-2026
T21	UF	2,165,000	7.5 years	2.75	06-01-2022	07-08-2024	12-01-2029
T19	UF	5,000,000	11 years	2.65	08-01-2022	10-17-2024	08-01-2033
Total UF		**21,302,000**					
AA7	CLP	7,350,000,000	3.5 years	0.07	02-24-2023	01-04-2024	08-01-2026
AA10	CLP	25,000,000,000	3 years	0.07	03-01-2023	03-25-2024	03-01-2026
AA8	CLP	67,500,000,000	4.5 years	0.07	03-01-2023	01-05-2024	09-01-2027
AA2	CLP	4,000,000,000	6.5 years	0.06	12-01-2022	01-11-2024	06-01-2029
AA9	CLP	41,700,000,000	8 years	0.06	11-01-2022	01-05-2024	11-01-2030
Total CLP		**145,550,000,000**					
CHF bonds	CHF	225,000,000	3 years	0.02	01-11-2024	01-25-2024	01-25-2027
		225,000,000					

During 2023, the Bank has issued bonds for UF 7,719,000, CLP 424,400,000,000, USD 30,000,000 and JPY 25,500,000,000 according to the following details:

Series	Currency	Amount Issued	Original Term (years)	Annual Issuance Rate	Issue Date	Placement Date	Maturity Date
W3	UF	2,724,000	7.5 years	1.60	12-01-2018	02-21-2023	06-01-2026
W5	UF	3,790,000	9 years	1.80	03-01-2019	01-19-2023	03-01-2028
AA13	UF	1,205,000	6 years	3.40	09-01-2023	11-23-2023	09-01-2029
Total UF		**7,719,000**					
U7	CLP	3,000,000,000	5.5 years	7	03-01-2022	02-24-2023	09-01-2027
T18	CLP	75,000,000,000	5.5 years	8	06-01-2022	01-09-2023	12-01-2027
AA7	CLP	67,650,000,000	3.5 years	7	02-24-2023	02-24-2023	08-01-2026
AA1	CLP	100,000,000,000	6 years	7	03-13-2023	03-13-2023	12-01-2028
AA3	CLP	100,000,000,000	8 years	6	03-16-2023	03-16-2023	09-01-2030
AA10	CLP	25,000,000,000	3 years	7	03-01-2023	06-09-2023	03-01-2026
AA8	CLP	32,500,000,000	4.5 years	7	03-01-2023	06-13-2023	09-01-2027
AA2	CLP	18,250,000,000	6.5 years	6	12-01-2022	12-05-2023	06-01-2029
AA9	CLP	3,000,000,000	8 years	6	11-01-2022	12-20-2023	11-01-2030
Total CLP		**424,400,000,000**					
USD Bond	USD	30,000,000	1 year	5.84	04-12-2023	04-19-2023	04-19-2024
		30,000,000					
JPY bond	JPY	10,500,000,000	1 year	0.60	04-24-2023	04-28-2023	04-28-2024
JPY bond	JPY	7,000,000,000	2 years	0.78	05-24-2023	05-30-2023	05-30-2025
JPY bond	JPY	8,000,000,000	2 years	0.78	10-20-2023	10-27-2023	10-27-2025
Total JPY		**25,500,000,000**					

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 122

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued

b. Repurchase of senior bonds

The bank has made the following partial bond repurchases, as of December 31, 2024:

Date	Type	Currency	Amount
January 2024	Senior	CLP	1,270,000,000
January 2024	Senior	UF	2,137,000
January 2024	Senior	USD	18,368,000
March 2024	Senior	CLP	310,000,000
March 2024	Senior	JPY	10,500,000,000
March 2024	Senior	UF	932,000
June 2024	Senior	UF	216,000
October 2024	Senior	UF	4,365,000
November 2024	Senior	USD	4,938,000

The bank has made the following partial bond repurchases during 2023:

Date	Type	Currency	Amount
January 2023	Senior	UF	13,100
January 2023	Senior	UF	44,000
January 2023	Senior	UF	45,000
April 2023	Senior	UF	80,000
April 2023	Senior	UF	30,000
May 2023	Senior	CLP	91,000,000,000
July 2023	Senior	UF	50,000
December 2023	Senior	UF	73,000
December 2023	Senior	UF	1,000

c. Maturity of senior bonds

The maturity of senior bonds is as follows:

	As of December 31,	
	2024	2023
	Ch$mn	Ch$mn
Matures in 1 year	2,646,294	1,849,062
Matures between 1 and 2 years	1,329,369	1,577,424
Matures between 2 and 3 years	991,289	1,395,929
Matures between 3 and 4 years	600,858	559,331
Matures between 4 and 5 years	530,873	573,349
Matures after 5 years	1,968,591	1,970,290
Total current bonds	**8,067,274**	**7,925,385**

3.3 Mortgage bonds

The details of mortgage bonds by currency are as follows:

	As of December 31,	
	2024	2023
	Ch$mn	Ch$mn
Mortgage bonds in UF	65,781	74,431
Total mortgage bonds	**65,781**	**74,431**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 123

NOTE N° 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued a. Issuance of mortgage bonds As of December 31, 2024 and 2023, the Bank has not issued mortgage bonds. b. Maturity of mortgage bonds The maturity of the mortgage bonds is as follows: As of December 31,   2024 2023 Ch$mn Ch$mn Matures in 1 year – – Matures between 1 and 2 years 13,997 Matures between 2 and 3 years 14,398 Matures between 3 and 4 years 36,950 14,812 Matures between 4 and 5 years 15,240 Matures after 5 years 28,831 15,984 Total mortgage bonds 65,781 74,431 4. Other financial obligations The composition of other financial obligations, according to their maturity, is summarized below:   As of December 31, 2024 2023 Ch$mn Ch$mn Long-term obligations Matures between 1 and 2 years - 78 Matures between 2 and 3 years - 86 Matures between 3 and 4 years - 14 Matures between 4 and 5 years - - Matures after 5 years - - - 178 Short-term obligations Amount owed for credit card transactions 198,633 171,529 Approval of letters of credit 204 - Other long-term financial obligations (short-term portion) 1,704 124,566 Subtotals 200,541 296,095 Total other financial obligations 200,541 296,273 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 124

NOTE N° 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS The balances as of December 31, 2024 and 2023, of Regulatory Capital Financial Instruments issued, are as follows:   As of December 31, 2024 2023   Ch$mn Ch$mn Regulatory capital financial instruments issued     Subordinated bonds with transitional recognition - - Subordinated bonds 1,910,697 1,813,939 Perpetual bonds 693,382 608,720 Preferred shares - - Subtotal 2,604,079 2,422,659 Debts classified as short-term are those that constitute obligations on demand or that will mature in a period equal to or less than one year. All other debts are classified as long-term. The details are as follows:   As of December 31, 2024 Short Term Long term Total   Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated bonds - 1,910,697 1,910,697 Perpetual bonds - 693,382 693,382 Preferred shares - - - Totals - 2,604,079 2,604,079   As of December 31, 2023 Short Term Long term Total   Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated bonds - 1,813,939 1,813,939 Perpetual bonds - 608,720 608,720 Preferred shares - - - Totals - 2,422,659 2,422,659 The detail of subordinated bonds by currency is as follows:   As of December 31, 2024 2023   Ch$mn Ch$mn CLP - - US$ 199,701 175,234 UF 1,710,996 1,638,705 Total subordinated bonds 1,910,697 1,813,939 The Perpetual bonds are all in US$ currency. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 125

NOTE N° 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued The movement of the balance of the Regulatory Capital Financial Instruments issued as of December 31, 2024 and 2023 is as follows:   Subordinated bonds Perpetual bonds Total   Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 1,813,939 608,720 2,422,659 New issues - - - Interest accrued at the effective interest rate (Subordinated bonds) 4,482 - 4,482 Adjustments accrued by the UF and/or the exchange rate 68,403 115,480 183,883 Other movements (Discounts/Hedging/Exchange rate) 23,873 (30,818) (6,945) Balances as of December 31, 2024 1,910,697 693,382 2,604,079   Subordinated bonds Perpetual bonds Total   Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 1,733,870 590,246 2,324,116 New issues/placements made - - - Interest accrued at the effective interest rate (Subordinated bonds) 3,947 - 3,947 Adjustments accrued by the UF and/or the exchange rate 70,550 - 70,550 Other movements (Discounts/Hedging/Exchange rate) 5,572 18,474 24,046 Balance as of December 31, 2023 1,813,939 608,720 2,422,659 During 2023 and 2024, the Bank has not issued regulatory capital instruments. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 126

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 24 - PROVISIONS FOR CONTINGENCIES

As of December 31, 2024 and 2023, the composition of the balance of provisions for contingencies is as follows:

	As of December 31,	
	2024	2023
	Ch$mn	Ch$mn
Provisions for employee benefit obligations	73,543	81,907
Provisions for restructuring plans	4,325	-
Provisions for lawsuits and litigation	3,928	4,504
Provisions for customer loyalty and merit program obligations	38	38
Operational risk	5,108	2,993
Other provisions for other contingencies	34,696	19,339
Totals	**121,638**	**108,781**

Below is the movement of provisions for contingencies as of December 31, 2024 and 2023:

	Provisions						
	Employee benefits	Restructuring plans	Trials and litigation	Obligation for loyalty and merit programs for customers	Operational risk	Other Provisions for contingencies	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**81,907**	**-**	**4,504**	**38**	**2,993**	**19,339**	**108,781**
Provisions established	64,377	20,508	4,750	-	2,493	20,611	112,739
Application of provisions	(72,541)	(16,183)	(3,159)	-	(378)	(5,254)	(97,515)
Release of provisions	(200)	-	(2,252)	-	-	-	(2,452)
Reclassifications	-	-	-	-	-	-	-
Other movements		-	85	-	-	-	85
Balance as of December 31, 2024	**73,543**	**4,325**	**3,928**	**38**	**5,108**	**34,696**	**121,638**
Balance as of January 1, 2023	**99,424**	**-**	**5,533**	**38**	**5,149**	**62,682**	**172,826**
Provisions established	72,090	-	556	-	1,254	2,133	**76,033**
Application of provisions	(72,840)	-	(1,585)	-	(3,410)	(45,476)	**(123,311)**
Release of provisions	(15,474)	-	-	-	-	-	**(15,474)**
Reclassifications	-	-	-	-	-	-	**-**
Other movements	(1,293)	-	-	-	-	-	**(1,293)**
Balance as of December 31, 2023	**81,907**	**-**	**4,504**	**38**	**2,993**	**19,339**	**108,781**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 127

NOTE N° 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENT AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED The balances as of December 31, 2024 and 2023, of provisions for dividends, interest payments and revaluation of financial instruments of issued regulatory capital, are as follows: As of December 31, 2024 2023 Ch$mn Ch$mn Provision for payment of common stock dividends 600,330 148,921 Provision for payment of preferred stock dividends - - Provisions for payment of interest on perpetual bonds 5,811 5,112 Provision for revaluation of perpetual bonds - - Totals 606,141 154,033 The movement of the balance of provisions for dividends, interest payments and revaluation of financial instruments of regulatory capital issued as of December 31, 2024 and 2023, is as follows: Provisions for dividend payments on common shares Provisions for payment of dividends on preferred shares Provision for payment of interest on perpetual bonds Provision for revaluation of perpetual bonds   Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 148,921 - 5,112 - Provisions established 798,892 - 26,033 - Application of provisions (347,483) - (25,334) - Release of provisions - - - - Reclassifications - - - - Other movements - - - - Balances as of December 31, 2024 600,330 - 5,811 - Provisions for dividend payments on common shares Provisions for payment of dividends on preferred shares Provision for payment of interest on perpetual bonds Provision for revaluation of perpetual bonds Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 243,883 - 3,625 - Provisions established 593,430 - 15,157 - Application of provisions (688,392) - (13,670) - Release of provisions - - - - Reclassifications - - - - Other movements - - - - Balance as of December 31, 2023 148,921 - 5,112 - Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 128

NOTE N° 26 - SPECIAL PROVISIONS FOR CREDIT RISK As of December 31, 2024 and 2023, the composition of the balance of special provisions for credit risk item is as follows:   As of December 31, Special provisions for credit risk 2024 2023 Ch$mn Ch$mn Credit risk provisions for contingent loans Guarantees and sureties 7,826 5,354 Letters of credit for merchandise circulation operations 642 877 Commitments to purchase local currency debt abroad - - Transactions related to contingent events 18,563 18,411 Unrestricted available credit lines with immediate cancellation 16,661 13,746 Unrestricted available credit lines - - Other credit commitments 1,070 1,894 Other contingent loans - - Subtotal 44,762 40,282 Country risk provisions for operations with debtors domiciled abroad 26 52 Subtotal 26 52 Special provisions for foreign loans - - Subtotal - - Additional provisions for loans Additional provisions for commercial loans 122,000 122,000 Additional provisions for residential mortgage loans 17,000 17,000 Additional provisions for consumer loans 154,000 154,000 Subtotal 293,000 293,000 Provisions for adjustments to minimum provision required for normal portfolio with individual assessment - - Subtotal - - Provisions established for credit risk as a result of additional prudential requirements 6,000 6,000 Subtotal 6,000 6,000 TOTAL 343,788 339,334 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 129

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued

Below is the movement that has occurred in provisions as of December 31, 2024 and 2023:

Special provisions for credit risk as of December 31, 2024 (Ch$mn)	Provisions for contingent loans	Provisions for country risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision required	Provisions due to additional prudential requirements
Balance as of January 1, 2024	**40,282**	**52**	**-**	**293,000**	**-**	**6,000**
Constitution of provisions	17,138	187	-	19,000	-	-
Use of provisions	-	-	-	-	-	-
Release of provisions	(12,658)	(213)	-	(19,000)	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	**44,762**	**26**	**-**	**293,000**	**-**	**6,000**

Special provisions for credit risk as of December 31, 2023 (Ch$mn)	Provisions for contingent loans	Provisions for country risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision required	Provisions due to additional prudential requirements
Balance as of January 1, 2024	**37,969**	**550**	**-**	**293,000**	**-**	**-**
Constitution of provisions	13,938	83	-	-	-	6,000
Use of provisions	-	-	-	-	-	-
Release of provisions	(11,625)	(581)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2023	**40,282**	**52**	**-**	**293,000**	**-**	**6,000**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 130

NOTE N°27 - OTHER LIABILITIES The composition of other liabilities as of December 31, 2024 and 2023 is as follows: As of December 31, 2024 2023 Ch$mn Ch$mn Other liabilities Cash collateral received for derivative financial transactions (1) 1,832,345 1,081,226 Creditors through intermediation of financial instruments 24,130 36,819 Accounts payable to third parties 323,010 312,882 Valuation adjustments for macro-hedging (2) 76,540 68,781 Liabilities for ordinary income from contracts with customers 3,120 2,679 VAT tax debit payable 28,140 44,861 Pending operations 27,497 18,191 Other Liabilities 98,128 118,215 Totals 2,412,910 1,683,654 (1)These correspond to guarantees associated with certain derivative contracts (threshold operations). These guarantees operate when the valuation of the derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank. (2)Corresponds to the balances of the valuation at market value of the net assets or liabilities subject to coverage in a macro hedge (Note No. 12). Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 131

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°28 - EQUITY

1. Share capital and preferred shares

As of December 31, 2024 and 2023, the Bank has a share capital of Ch$891,303 million, made up of 188,446,126,794 authorized shares, which are subscribed and paid. All of these shares are ordinary, with no par value or preferences. The movement of the shares during the period as of December 31, 2024 and 2023 is as follows:

	Shares	
	As of December 31,	
	2024	2023
Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Total shares	**188,446,126,794**	**188,446,126,794**

As of December 31, 2024 and 2023, the Bank does not hold any treasury shares, nor do the Companies that are included in the consolidation perimeter.

As of December 31, 2024, the distribution of shareholders is as follows:

Company name or name of shareholder	Shares	ADRs (*)	Totals	% of participation
Santander Chile Holding S.A.	66,822,519,695	-	**66,822,519,695**	35.46%
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	**59,770,481,573**	31.72%
The Bank of New York Mellon	-	10,622,438,071	**10,622,438,071**	5.64%
Banks on behalf of third parties	16,842,708,565	-	**16,842,708,565**	8.94%
AFP for third party accounts	20,794,099,878	-	**20,794,099,878**	11.03%
Stockbrokers on behalf of third parties	5,276,952,871	-	**5,276,952,871**	2.80%
Other minority shareholders	8,316,926,141	-	**8,316,926,141**	4.41%
Totals	**177,823,688,723**	**10,622,438,071**	**188,446,126,794**	**100%**

(*) American Depository Receipts (ADR) are certificates issued by a North American commercial bank to be traded on the stock market of the United States of America.

As of December 31, 2023, the distribution of shareholders is as follows:

Company name or name of shareholder	Actions	ADRs (*)	Totals	% of participation
Santander Chile Holding S.A.	66,822,519,695	-	**66,822,519,695**	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	**59,770,481,573**	31.72
The Bank of New York Mellon	-	12,799,964,871	**12,799,964,871**	6.79
Banks on behalf of third parties	19,416,795,808	-	**19,416,795,808**	10.30
AFP for third party accounts	18,392,349,767	-	**18,392,349,767**	9.76
Stockbrokers on behalf of third parties	5,029,151,233	-	**5,029,151,233**	2.67
Other minority shareholders	6,214,863,847	-	**6,214,863,847**	3.30
Totals	**175,646,161,923**	**12,799,964,871**	**188,446,126,794**	**100.00**

(*) American Depository Receipts (ADR) are certificates issued by a North American commercial bank to be traded on the United States of America stock market.

Consolidated Financial Statements December 2024 / Banco Santander-Chile 132

NOTE N° 28 EQUITY, continued 2. Reserves At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 17, 2024, together with the approval of the Consolidated Annual Accounts for 2023, shareholders agreed to distribute 70% of the net profits for the year ("Profit attributable to the Bank's shareholders"), which amounted to Ch$496,404 million. These profits represent a dividend of Ch$1,84393687 Chilean pesos per share. Likewise, it was approved that the remaining 30% be used to increase Retained Earnings from previous years in the amount necessary to meet the payment of the next three interest coupons on the perpetual bonds and to increase the Reserves and other retained earnings of the Bank for the remaining amount. As of December 31, 2024 and 2023, the reserve balance corresponds to Ch$3,232,505 million and Ch$3,115,239 million respectively. 3. Dividends The details of the distribution of dividends are provided in the Consolidated Statements of Changes in Equity. The provision for payment of dividends on common shares as of December 31, 2024 and 2023 corresponds to Ch$600,330 million and Ch$148,921 million, respectively. 4. As of December 31, 2024 and 2023, the composition of diluted profit and basic profit is as follows:   As of December 31,   2024 2023   Ch$mn Ch$mn A. Basic earnings per share Result attributable to equity holders 857,623 496,404 Weighted average number of shares outstanding 188,446,126,794 188,446,126,794 Basic earnings per share (in pesos) 4.55 2.63 Diluted earnings per share from continuing operations (in pesos) 4.55 2.63 B. Diluted earnings per share Result attributable to equity holders 857,623 496,404 Weighted average number of shares outstanding 188,446,126,794 188,446,126,794 Assumed conversion of convertible debt - - Adjusted number of shares 188,446,126,794 188,446,126,794 Diluted earnings per share (in pesos) 4.55 2.63 Diluted earnings per share from continuing operations (in pesos) 4.55 2.63 As of December 31, 2024 and 2023, the Bank does not have instruments that generate dilutive effects. 5. Provision for payment of interest on perpetual bonds The Bank records the accrual of interest on perpetual bonds in the Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued; as of December 31, 2024 and 2023, the balance corresponds to Ch$5,811 million and Ch$5,112 million respectively. For more information, see note No. 25. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 133

NOTE N°28 - EQUITY, continued 6. Other comprehensive income from investment instruments and cash flow hedges As of December 31, 2024 2023 Ch$mn Ch$mn Investment instruments Balance as of January 1st (89,748) (109,392) Gain (loss) from adjustment of valuation of financial investment instruments before tax 67,968 145,257 Reclassifications and adjustments to the financial investment portfolio - Net realized profit (45,381) (125,613) Subtotals 22,587 19,644 Totals (67,161) (89,748) Cash flow hedge Balance as of January 1st 84,416 (118,838) Gain (loss) on valuation adjustment of cash flow hedges before tax (126,880) 243,366 Reclassifications and adjustments for pre-tax cash flow hedges (35,337) (40,112) Reclassified amount of equity included as book value of non-financial assets and liabilities, whose acquisition or transfer was covered as a highly probable transition. - - Subtotals (162,217) 203,254 Totals (77,801) 84,416 Other comprehensive income before tax (144,962) (5,332) Income tax on components of other comprehensive income Income tax on portfolio of financial investment 18,133 24,231 Income tax on cash flow hedges 21,006 (22,792) Totals 39,139 1,439 Other comprehensive income net of tax (105,823) (3,893) Attributable to: Equity holders of the Bank (107,174) (5,242) Non-controlling interest 1,351 1,349 The Bank expects that all results included in other comprehensive income will be reclassified to profit or loss for the period when the specific conditions for this are met. 7. Non-controlling interest This includes the net amount of the equity of subsidiaries attributable to capital instruments that do not belong, directly or indirectly, to the Bank, including the part attributed to them from the profit or loss for the year. As of December 31, 2024 and 2023, the balance of shareholders' equity corresponds to Ch$4,292,440 million and Ch$4,367,158 million, respectively and the non-controlling interest corresponds to Ch$104,394 million and Ch$124,735 million as of December 31, 2024 and 2023, respectively. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 134

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N°28 - EQUITY, continued

The share of non-controlling interest in the equity and results of affiliates is summarized as follows:

As of December 31, 2024	Participation of third parties	Equity	Results	Other comprehensive income: Financial assets at fair value through OCI	Deferred tax	Total other comprehensive income	Comprehensive results
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25%	51	5	-	-	-	5
Santander Corredores de Bolsa Limitada	49.00%	29,595	2,036	3	(1)	2	2,038
Santander Asesorias Financieras Limitada	0.97%	117	82	-	-	-	82
Santander S.A. Sociedad Securitizadora	0.36%	1	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90%	-	(975)	-	-	-	(975)
Santander Consumer Finance Limitada	49.00%	62,353	4,932	-	-	-	4,932
Subtotals		**92,117**	**6,080**	**3**	**(1)**	**2**	**6,082**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00%	8,986	468	-	-	-	468
Bansa Santander S.A.	100.00%	-	727	-	-	-	727
Multiplica Spa	100.00%	2,026	(503)	-	-	-	(503)
Pagonxt Payments Chile SpA	100.00%	1,265	114				114
Subtotals		**12,277**	**806**	-	-	-	**806**
Totals		**104,394**	**6,886**	**3**	**(1)**	**2**	**6,888**

As of December 31, 2023	Participation of third parties	Equity	Results	Other comprehensive income: Financial assets at fair value through OCI	Deferred tax	Total other comprehensive income	Comprehensive results
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25%	45	21	–	–	–	21
Santander Corredores de Bolsa Limitada	49.00%	27,557	2,050	1,109	(299)	810	2,860
Santander Asesorias Financieras Limitada	0.97%	35	31	–	–	–	31
Santander S.A. Sociedad Securitizadora	0.36%	2	(1)	–	–	–	(1)
Klare Corredora de Seguros S.A.	49.90%	(858)	(1,213)	–	–	–	(1,213)
Santander Consumer Finance Limitada	49.00%	57,420	8,148	–	–	–	8,148
Subtotals		**84,201**	**9,036**	**1,109**	**(299)**	**810**	**9,846**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00%	8,518	1,530	–	–	–	1,530
Bansa Santander S.A.	100.00%	28,336	4,087	–	–	–	4,087
Multiplica Spa	100.00%	2,529	(682)	–	–	–	(682)
Pagonxt Payments Chile SpA	100.00%	1,151	439	–	–	–	439
Subtotals		**40,534**	**5,374**	–	–	–	**5,374**
Totals		**124,735**	**14,410**	**1,109**	**(299)**	**810**	**15,220**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 135

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°28 - EQUITY, continued

The summary of the financial information of the companies included in the consolidation that have non-controlling interests is as follows, which does not include consolidation or homologation adjustments:

		As of December 31,							
		2024				2023			
		Assets	Liabilities	Capital and reserves	Net income	Assets	Liabilities	Capital and reserves	Net income
		Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Santander Corredora de Seguros Limitada	Subsidiary	32,876	12,878	17,861	2,137	31,758	13,895	9,576	8,287
Santander Corredores de Bolsa Limitada	Subsidiary	92,155	31,758	56,243	4,154	99,325	43,087	52,054	4,184
Santander Asesorias Financieras Limitada	Subsidiary	15,295	3,205	3,582	8,508	5,023	1,442	354	3,227
Santander S.A. Sociedad Securitizadora	Subsidiary	722	326	534	(138)	879	345	709	(175)
Klare Corredora de Seguros S.A.	Subsidiary	-	-	1,955	(1,955)	1,891	3,610	713	(2,432)
Santander Consumer Finance Limitada	Subsidiary	1,049,387	922,136	117,183	10,068	923,790	806,607	100,555	16,628
Santander Gestión de Recaudación y Cobranzas Limitada	SPE	11,429	2,443	8,518	468	11,273	2,755	6,988	1,530
Bansa Santander S.A.	SPE	-	-	(727)	727	292,937	264,601	24,249	4,087
Multiplica Spa	SPE	2,883	857	2,529	(503)	3,518	989	3,211	(682)
Pagonxt Payments Chile SpA	SPE	2,382	1,117	1,151	114	2,290	1,139	712	439
Totals		**1,207,129**	**974,720**	**208,829**	**23,580**	**1,372,684**	**1,138,470**	**199,121**	**35,093**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 136

NOTE N°29 - CONTINGENCIES AND COMMITMENTS 1. Trials and legal proceedings As of the date of issue of these Consolidated Financial Statements, there are various legal actions filed against the Bank and its affiliates in relation to operations related to the business. As of December 31, 2024, the Bank maintains provisions for this concept amounting to Ch$3,928 million (Ch$4,504 million as of December 31, 2023), which are included in the Consolidated Financial Statements, forming part of the caption "Provisions for contingencies", for more information see note No. 24. Banco Santander In order to cover the values of judicial proceedings in which there is a first and second instance judgment adverse to the interests of Banco Santander or possible alternative solutions to these, the Bank has provisioned the amount of Ch$3,780 million and Ch$4,363 million as of December 31, 2024 and 2023, respectively. It is important to note that these values have been estimated based on the quantitative information of the first instance judgments adverse to the Bank and qualitative information of the process that includes, among others, a legal expert opinion, recommendation of the defense attorney(s) and experience based on court judgments in similar cases (jurisprudence) issued by different courts. Santander Corredores de Bolsa Limitada Lawsuit “Echeverría v. Santander S.A. Corredora de Bolsa” (currently Santander Corredores de Bolsa Ltda.), filed before the 21st Civil Court of Santiago, Rol C-21.366-2014, for compensation for damages due to failures in the purchase of shares. The amount of the claim is Ch$60,000,000. As of its current situation as of December 31, 2024, the lawsuit is pending the un-filing of the case and the resolution of abandonment of the procedure filed by the Brokerage Firm. Trial "Chilena de informático with Banco Santander and Santander Corredores de Bolsa" before the 3rd Civil Court of Santiago, Case C-12325-2020. As for its current situation as of December 31, 2024, the trial is in the current discussion stage, the documents requested by the Court have been exhibited and any possible actions by the applicants are pending. Santander Corredora de Seguros Limitada There are lawsuits for an amount of UF 15,563, corresponding mainly to proceedings for goods delivered in leasing. Our lawyers have not estimated material losses for these lawsuits. Santander Consumer Finance Limitada As of December 31, 2024, the Company has 41 outstanding lawsuits, mainly related to clients. The Company's attorneys have not estimated material losses from these lawsuits. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 137

NOTE N° 29 - CONTINGENCIES AND COMMITMENTS, continued 2. Contingent loans In order to meet the needs of its clients, the Bank has acquired several irrevocable commitments and contingent obligations. Although these obligations should not be recognized in the Consolidated Financial Statements, they contain credit risks and are therefore part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant credits:   Contingent loans As of December 31, 2024 2023   Ch$mn Ch$mn Guarantees and sureties 365,932 494,104 Guarantees and sureties in Chilean currency 201,688 193,144 Guarantees and sureties in foreign currency 164,244 300,960 Letters of credit for merchandise circulation operations 308,407 262,496 Transactions related to contingent events 2,208,507 1,641,510 Transactions related to contingent events in Chilean currency 1,540,118 1,179,242 Transactions related to contingent events in foreign currency 668,389 462,268 Freely available credit lines with immediate cancellation 10,352,459 9,490,141 Other credit commitments 195,207 314,318 Credits for higher education Law No. 20,027 (CAE) 406 813 Other irrevocable credit commitments 194,801 313,505 Totals 13,430,512 12,202,569 3. Responsibilities The Bank maintains the following responsibilities arising from the normal course of its business:   As of December 31, 2024 2023   Ch$mn Ch$mn Operations through third party accounts Collections 75,710 80,597 Transferred financial assets managed by the bank 86,673 8,183 Third-party resources managed by the bank 1,944,379 1,325,795 Subtotals 2,106,762 1,414,575 Custody of securities Securities held by a bank subsidiary and deposited in another entity 849,681 742,078 Securities held by the bank 11,112,490 8,762,559 Securities issued by the bank itself 16,351,884 18,151,391 Subtotals 28,314,055 27,656,028 Totals 30,420,817 29,070,603 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 138

NOTE N° 29 - CONTINGENCIES AND COMMITMENTS, continued 4. Guarantees Banco Santander-Chile has a comprehensive insurance policy for coverage of Employee Fidelity No. 0030129 in force with the company Compañía de Zurich Chile Seguros Generales S.A. with coverage amount of USD50,000,000 per claim with an annual limit of USD100,000,000, which covers both the Bank and its subsidiaries jointly, with an expiration date of June 30, 2025. Santander Corredora de Seguros Limitada As of December 31, 2024, the Company maintains guarantees entered into the Bolsa de Comercio de Santiago, to cover securities lending operations carried out by its own portfolio, for a total of Ch$9,171 million (Ch$18,370 million as of December 31, 2023). As of December 31, 2024, the Company maintains guarantees entered into the Bolsa de Producto de Chile to cover operations for a total of Ch$153 million. Additionally, as of December 31, 2024, the Company maintains a guarantee in CCLV Contraparte Central S.A., in fixed-income securities, for an amount of Ch$10,085 million (Ch$10,171 million as of December 31, 2023). In order to ensure the correct and full compliance with all of its obligations as a Stock Brokerage Firm, in accordance with the provisions of articles 30 and following of Law No. 18,045 on the Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$1,026 million as of December 31, 2024 (Ch$1,037 million as of December 31, 2023). This corresponds to a fixed-term deposit with Banco Santander maturing on January 6, 2025. As of December 31, 2024, the company has collateral for share lending in the amount of Ch$8,144 million (Ch$3,524 million as of December 31, 2023). As of December 31, 2024, the Company has a guarantee bond No. B286958, from Banco Santander Chile to comply with the provisions of general rule No. 120 of the FMC regarding the placement, transfer and redemption agent operations of Morgan Stanley funds for the amount of US$ 300,000, which covers participants who acquire shares of the foreign open-ended fund Morgan Stanley Sicav. This matures on April 22, 2025. Santander Corredora de Seguros Limitad In accordance with the provisions of Circular No. 1,160 of the FMC (formerly SVS), the company maintains an insurance policy to ensure the correct and complete fulfillment of all obligations arising from its operations as an intermediary in the contracting of insurance. The insurance broker guarantee policy No. 10053314, which covers UF 500, and the professional liability policy for insurance brokers No. 10053313, for an amount equivalent to UF 60,000, were contracted with the General Insurance Company Consorcio Nacional de Seguros S.A. Both are valid from April 15, 2024 to April 14, 2025. Banco Santander Chile has a comprehensive banking policy of coverage of Employee Fidelity No. 0203663 in force with the Company Zurich Chile Seguros Generales S.A., with a coverage of USD 50,000,000 per claim, with an annual limit of USD 100,000,000, which covers both the Bank and its subsidiaries jointly, with an expiration date of June 30, 2025. The company has a guaranteed bond to ensure faithful compliance with the terms of the public bidding process for fire plus earthquake insurance for the bank's housing mortgage portfolio and professional services of the bank, the amount of which amounts to UF 500 and UF 10,000 with the same financial institution, both with an expiration date of December 31, 2024. Additionally, since October 21, 2024, the Company has maintained a guarantee bond with Banco Santander Chile for the concept described above, the amount of which amounts to UF 500 and UF 10,000 with the same financial institution, both with a maturity date of December 31, 2025. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 139

NOTE N°30 - NET INTEREST INCOME This item includes the interest accrued during the year on all financial assets whose yield, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at fair value, as well as product rectifications as a result of accounting hedges. 1. As of December 31, 2024 and 2023, the composition of interest income is as follows: As of December 31,   2024 2023   Ch$mn Ch$mn Financial assets at amortized cost Rights for repurchase agreements and securities loans 4,492 70 Debt financial instruments 229,678 120,363 Interbank loans 909 579 Commercial loans 1,253,980 1,287,677 Residential mortgage loans 600,978 527,305 Consumer loans 837,173 786,879 Other financial instruments 142,804 182,025 Subtotal 3,070,014 2,904,898 Financial assets at fair value through other comprehensive income Debt financial instruments 143,059 413,690 Other financial instruments 4,129 7,200 Subtotal 147,188 420,890 Result of interest rate risk hedge accounting 403,381 546,785 Total interest income 3,620,583 3,872,573 As of December 31, 2024 and 2023, the balance of suspended interest income is as follows: As of December 31, 2024 2023 Off-balance sheet – interest income Ch$mn Ch$mn Commercial loans 23,152 21,234 Residential mortgage loans 8,889 5,290 Consumer loans 3,191 3,215 Totals 35,232 29,739 2. As of December 31, 2024 and 2023, the composition of interest expenses is as follows: As of December 31,   2024 2023   Ch$mn Ch$mn Financial liabilities at amortized cost   Deposits and other obligations on demand (13,001) (12,228) Deposits and other time deposits (932,793) (1,221,707) Obligations under repurchase agreements and securities lending (46,954) (47,267) Obligations with banks (264,093) (235,583) Debt financial instruments issued (262,769) (231,211) Other financial obligations (71,207) (51,349) Subtotal (1,590,817) (1,799,345) Obligations under Lease Agreements (7,617) (3,601) Regulatory capital financial instruments issued (69,419) (64,937) Result of interest rate risk hedge accounting (447,989) (1,262,206) Total interest expense (2,115,842) (3,130,089) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 140

NOTE N°31 - NET INCOME FROM INFLATION ADJUSTMENT This item includes the adjustments accrued during the period for all financial assets whose yield, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at fair value, as well as the corrections of products as a result of accounting hedges. 1. As of December 31, 2024 and 2023, the composition of income from inflation adjustments is as follows:   As of December 31, 2024 2023 Ch$mn Ch$mn Financial Assets at Amortized Cost   Rights for repurchase agreements and securities loans - - Debt financial instruments 74,405 78,200 Interbank loans - - Commercial loans 268,740 291,578 Residential mortgage loans 742,184 759,963 Consumer loans 185 240 Other financial instruments 4,872 4,739 Subtotal 1,090,386 1,134,720 Financial Assets at Fair Value through Other Comprehensive Income Debt financial instruments 14,212 14,851 Other financial instruments 686 542 Subtotal 14,898 15,393 Result of UF indexation hedge accounting (631,050) (618,695) Total income from inflation adjustments 474,234 531,418 As of December 31, 2024 and 2023, the balance of income from suspended inflation adjustments is as follows: As of December 31, 2024 2023 Off-balance sheet – income from adjustments Ch$mn Ch$mn Commercial loans 23,519 23,554 Residential mortgage loans 27,246 20,763 Consumer loans 183 218 Totals 50,948 44,535 2. As of December 31, 2024 and 2023, the composition of inflation adjustment expenses, including the results of accounting hedges, is as follows: As of December 31, 2024 2023   Ch$mn Ch$mn Adjustment expenses Deposits and other obligations on demand (4,125) (4,364) Deposits and other time deposits (39,818) (59,873) Obligations under repurchase agreements and securities lending - - Obligations with banks (59) - Debt financial instruments issued (176,071) (185,870) Other financial obligations (12,295) (18,731) Regulatory capital financial instruments issued (68,404) (70,550) Result of accounting hedges of the risk due to the readjustment of the UF, IVP, CPI 140,100 186,924 Total inflation adjustment expenses (160,672) (152,464) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 141

NOTE N°32 - NET FEE AND COMMISSION INCOME It includes the amount of all commissions accrued and paid in the period, except those that form an integral part of the effective interest rate of the financial instruments:   As of December 31,   2024 2023   Ch$mn Ch$mn Income from commissions and services rendered Commissions for loan prepayment 17,108 14,151 Fees on loans with letters of credit 49 2,900 Fees for lines of credit and overdrafts on current accounts 1,968 2,820 Commissions for guarantees and letters of credit 34,893 34,462 Fees for card services 500,292 422,737 Account management fees 73,076 59,538 Commissions for collections and payments 65,187 60,912 Commissions for brokerage and securities management 10,602 9,487 Fees for insurance brokerage and consulting 60,528 61,511 Commissions for factoring operations services 1,334 1,249 Securitization fees - - Commissions for financial advice 28,378 15,422 Office Banking 22,673 21,495 Other fees for services rendered 75,932 60,823 Other commissions earned 68,148 81,006 Totals 960,168 848,513 This item includes the amount of all commissions accrued and paid in the period, except those that form an integral part of the effective interest rate of the financial instruments:   As of December 31,   2024 2023   Ch$mn Ch$mn Expenses for commissions and services rendered Fees for card transactions (156,558) (127,285) Fees for licensing the use of card brands (7,166) (6,077) Other commissions for services related to the credit card system and prepaid cards as a means of payment (383) (10,943) Expenses for loyalty and merit program obligations for customers by cards (123,768) (95,542) Commissions for securities transactions (11,866) (9,115) Office Banking (2,715) (2,859) Interbank services (28,935) (61,136) Other commissions for services received (81,711) (32,916) Totals (413,102) (345,873)   Total net commission income and expenses 547,066 502,640 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 142

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 32 - NET FEE AND COMMISSION INCOME, continued

Below, the income and expenses from commissions generated by the business segments are presented and the calendar for recognition of income from ordinary activities is opened.

As of December 31, 2024	Segments						Calendar for recognition of income from ordinary activities		
	Individuals + SMEs	Wealth Management & Insurance	Middle-Market	CIB	Others	Total	Transferred over time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepaid loans	15,554	71	925	897	(339)	**17,108**	-	17,108	-
Fees on loans with letters of credit	48	1	-	-	-	**49**	-	49	-
Fees for lines of credit and overdrafts on current accounts	(52)	(2)	(177)	1,844	355	**1,968**	741	1,227	-
Commissions for guarantees and letters of credit	9,592	43	13,859	11,667	(268)	**34,893**	34,017	876	-
Fees for card services	468,437	3,958	18,334	5,970	3,593	**500,292**	83,763	416,529	-
Account management fees	70,392	153	1,924	1,159	(552)	**73,076**	67,506	5,570	-
Commissions for collections and payments	100,291	772	6,220	7,932	(50,028)	**65,187**	-	43,618	21,569
Commissions for brokerage and securities management	276	1,926	409	6,877	1,114	**10,602**	-	10,602	-
Fees for insurance brokerage and consulting	332	61,012	107	-	(923)	**60,528**	-	-	60,528
Commissions for factoring operations services	467	-	291	576	-	**1,334**	-	1,334	-
Securitization fees	-	-	-	-	-	**-**	-	-	-
Commissions for financial advice	250	84	13,223	15,114	(293)	**28,378**	-	28,378	-
Office Banking	18,511	112	2,690	1,359	1	**22,673**		22,673	-
Other fees for services rendered	59,948	11,475	3,452	1,055	2	**75,932**	-	75,932	-
Other commissions earned	25,786	(10,156)	(1,201)	14,443	39,276	**68,148**	-	68,148	-
Totals	**769,832**	**69,449**	**60,056**	**68,893**	**(8,062)**	**960,168**	**186,027**	**692,044**	**82,097**
Commission expenses									
Fees for card transactions	(103,805)	(735)	(9,326)	(4,369)	(38,323)	**(156,558)**	-	(156,558)	-
Fees for licensing the use of card brands	(5,833)	(76)	(727)	(324)	(206)	**(7,166)**	-	(7,166)	-
Other commissions for services related to the credit card system and prepaid cards as a means of payment	(1,136)	(29)	(43)	(6)	831	**(383)**	-	(383)	-
Expenses for loyalty and merit program obligations for customers by cards	(119,968)	(2,400)	-	-	(1,400)	**(123,768)**	-	(123,768)	-
Commissions for securities transactions	-	-	-	(3,956)	(7,910)	**(11,866)**	-	(11,866)	-
Office Banking	(2,083)	-	(483)	(148)	(1)	**(2,715)**	-	(2,715)	-
Interbank services	(23,676)	-	(2,956)	(2,303)	-	**(28,935)**	-	(28,935)	-
Other commissions for services received	(59,137)	(43,026)	(2,567)	(2,886)	25,905	**(81,711)**	-	(81,711)	-
Totals	**(315,638)**	**(46,266)**	**(16,102)**	**(13,992)**	**(21,104)**	**(413,102)**	**-**	**(413,102)**	**-**
Total Net commission income and expenses	**454,194**	**23,183**	**43,954**	**54,901**	**(29,166)**	**547,066**	**186,027**	**278,942**	**82,097**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 143

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 32 - NET FEE AND COMMISSION INCOME, continued

	Segments						Calendar for recognition of income from ordinary activities		
As of December 31, 2023	Individuals + SMEs	Wealth Management & Insurance	Middle-market	CIB	Others	Total	Transferred over time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepaid loans	11,927	46	1,802	123	253	**14,151**	-	14,151	-
Fees on loans with letters of credit	2,876	12	9	-	3	**2,900**	-	2,900	-
Fees for lines of credit and overdrafts on current accounts	1,752	(8)	(570)	1,667	(21)	**2,820**	2,820	-	-
Commissions for guarantees and letters of credit	4,277	62	18,193	11,014	916	**34,462**	34,462	-	-
Fees for card services	358,604	3,403	33,098	27,394	238	**422,737**	84,547	338,190	-
Account management fees	55,561	92	3,074	804	7	**59,538**	59,538	-	-
Commissions for collections and payments	84,327	621	9,332	8,115	(41,483)	**60,912**	-	36,547	24,365
Commissions for brokerage and securities management	72	1,854	598	6,830	133	**9,487**	-	9,487	-
Fees for insurance brokerage and consulting	216	60,414	50	1	830	**61,511**	-	61,511	-
Commissions for factoring operations services	126	-	565	549	9	**1,249**	-	1,249	-
Securitization fees	-	-	-	-	-	**-**	-	-	-
Commissions for financial advice	45	-	5,250	3,980	6,147	**15,422**	-	15,422	-
Office Banking	16,750	1,194	2,578	1,140	(167)	**21,495**	21,495	-	-
Other fees for services rendered	47,397	3,377	7,295	3,225	(471)	**60,823**	-	60,823	-
Other commissions earned	56,947	5,851	15,204	3,632	(628)	**81,006**	-	81,006	-
Totals	**640,877**	**76,918**	**96,478**	**68,474**	**(34,234)**	**848,513**	**202,862**	**621,286**	**24,365**
Commission expenses									
Fees for card transactions	(106,388)	(632)	(16,346)	(3,620)	(299)	**(127,285)**	-	(127,285)	-
Fees for licensing the use of card brands	(5,019)	(103)	(899)	(38)	(18)	**(6,077)**	-	(6,077)	-
Other commissions for services related to the credit card system and prepaid cards as a means of payment	(15,861)	(327)	(584)	(62)	5,891	**(10,943)**	-	(10,943)	-
Expenses for loyalty and merit program obligations for customers by cards	(92,483)	(1,833)	(990)	-	(236)	**(95,542)**	-	(57,325)	(38,217)
Commissions for securities transactions	-	-	-	(7,426)	(1,689)	**(9,115)**	-	(9,115)	-
Office Banking	(1,265)	(1,540)	(1,026)	(242)	1,214	**(2,859)**	(2,859)	-	-
Interbank services	(27,056)	(32,935)	(21,939)	(5,172)	25,966	**(61,136)**	-	(61,136)	-
Other commissions for services received	(8,390)	(19,086)	(17,300)	(2,121)	13,981	**(32,916)**	-	(32,916)	-
Totals	**(256,462)**	**(56,456)**	**(59,084)**	**(18,681)**	**44,810**	**(345,873)**	**(2,859)**	**(304,797)**	**(38,217)**
Total Net commission income and expenses	**384,415**	**20,462**	**37,394**	**49,793**	**10,576**	**502,640**	**200,003**	**316,489**	**(13,852)**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 144

NOTE N°33 - NET INCOME FROM FINANCIAL OPERATIONS Includes the amount of valuation adjustments for changes in financial instruments, except those attributable to accrued interest by applying the effective interest rate method, as well as the results obtained from their purchase and sale. As of December 31, 2024 and 2023, the details of the results from financial operations are as follows: As of December 31, 2024 2023   Ch$mn Ch$mn Results from financial assets for trading at fair value through profit or loss Financial derivative contracts 64,879 103,335 Debt financial instruments 20,063 (11,662) Other financial instruments 71 88 Subtotals 85,013 91,761 Results from financial liabilities to be traded at fair value through profit or loss   Financial derivative contracts - - Other financial instruments - - Subtotals - - Financial result from financial assets not intended for trading, mandatorily valued at fair value with changes in results   Debt financial instruments - - Others - - Subtotals - - Financial result for financial assets designated at fair value with changes in profit or loss Debt financial instruments - - Other financial instruments - - Subtotals - - Financial result from financial liabilities designated at fair value through profit or loss Deposits, other demand obligations and Deposits and other term deposits - - Debt instruments issued - - Others - - Subtotals - - Financial result from the derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income Financial assets at amortized cost 2,659 (215) Financial assets at fair value through other comprehensive income (45,365) (125,610) Financial liabilities at amortized cost 5,638 4,891 Regulatory capital financial instruments issued - - Subtotals (37,068) (120,934) Totals 47,945 (29,173) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 145

NOTE N°33 - NET INCOME FROM FINANCIAL OPERATIONS, continued As of December 31, 2024 and 2023, the details of the financial results from changes, adjustments and foreign currency accounting hedges are as follows: As of December 31, 2024 2023 Ch$mn Ch$mn Financial results from changes, adjustments and foreign currency accounting hedges   Foreign currency exchange result (614,212) (85,911) Results from exchange rate adjustments 13,191 9,835 Financial assets for trading at fair value through profit or loss - 6,952 Non-trading financial assets mandatorily valued at fair value through profit or loss - - Financial assets designated at fair value through profit or loss - - Financial assets at fair value through other comprehensive income - - Financial assets at amortized cost 12,276 2,350 Other assets - (14) Financial liabilities at amortized cost - - Financial liabilities to be traded at fair value through profit or loss 915 547 Financial liabilities designated at fair value through profit or loss - - Regulatory capital financial instruments issued - - Net result of derivatives in accounting hedges of foreign currency risk 800,404 405,488 Subtotals 199,383 329,412 Financial result from reclassifications of financial assets due to change in business model From financial assets at amortized cost to financial assets for trading at fair value through profit or loss - - From financial assets at fair value through other comprehensive income to financial assets for trading at fair value through profit or loss - - Subtotals - - Other financial result from changes in financial assets and liabilities Financial assets at amortized cost - - Financial assets at fair value through other comprehensive income - - Financial liabilities at amortized cost - - Obligations under lease contracts - - Regulatory capital financial instruments issued - - Subtotals - - Other financial result from ineffective accounting hedges - - Other financial result from accounting hedges of another type - - Subtotals - - Totals 247,328 300,239 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 146

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°34 - INCOME FROM INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

The Consolidated Financial Statements present results from investments in companies for Ch$10,436 million as of December 31, 2024 and Ch$8,763 million as of December 31, 2023, as follows:

	Ownership		Result from investments	
	2024	2023	2024	2023
	%	%	Ch$mn	Ch$mn
Societies				
Redbanc S.A.	33.43	33.43	581	255
Transbank S.A	25.00	25.00	4,638	5,007
Centro de Compensación Automatizado S.A	33.33	33.33	1,875	1,689
Sociedad Interbancaria de Depósito de Valores S.A	29.29	29.29	485	505
Cámara de Compensación de Alto Valor S.A.	13.72	15.00	133	88
Administrador Financiero del Transantiago S.A.	20.00	20.00	557	726
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	152	134
Subtotal			**8,421**	**8,404**
Shares or rights in other companies				
Bolsa de Comercio			109	349
Others			3	10
Subtotal			**112**	**359**
Result from sale of shares in companies				
Chilean companies			**1,903**	-
Subtotal			**1,903**	-
Total			**10,436**	**8,763**

For further details on financial information of the companies, see Note No. 14.

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 147

NOTE N°35 - NET INCOME FROM NON-CURRENT ASSETS AND GROUPS AVAILABLE FOR SALE NOT ADMISSIBLE AS DISCONTINUED OPERATIONS The composition of the item resulting from non-current assets and disposable groups not admissible as discontinued operations, as well as assets received in lieu of payment is as follows:   As of December 31,   2024 2023   Ch$mn Ch$mn Net result from assets received in payment or awarded in judicial auction Result from the sale of goods received in payment or awarded in judicial auction 3,993 8,452 Other income from assets received in payment or awarded at judicial auction 7,511 23,434 Provisions for adjustments to the net realizable value of assets received in payment or awarded at judicial auction (2,523) (518) Punishments of assets received in payment or awarded in judicial auction (18,296) (19,944) Expenses for maintenance of assets received in payment or awarded in judicial auction (4,119) (3,147) Non-current assets held for sale and disposable group held for sale 5,123 5,281 Totals (8,311) 13,558 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 148

NOTE N°36 - OTHER OPERATING INCOME AND EXPENSES 1. Other operating income is comprised of the following items:   As of December 31,   2024 2023   Ch$mn Ch$mn Compensation from insurance companies for incidents other than operational risk events 112 45 Income from expense recovery 421 661 Leases 402 839 Insurance company claim recoveries 3,396 - Other income 3,717 2,262 Totals 8,048 3,807 2. Other operating expenses are comprised of the following items: As of December 31,   2024 2023   Ch$mn Ch$mn Expense of insurance premiums to cover operational risk events (31,296) (9,325) Expense of provisions for operational risk (4,039) (1,937) Expense for operational risk events (39,462) (8,421) Recoveries for operational risk events 29,813 2,692 Restructuring plans (*) (43,156) (14,232) Provisions for lawsuits and litigation (555) 1,081 Expenses for financial leasing credit operations (4,922) (5,329) Expenses for factoring credit operations (71) (769) Other operating expenses (21,051) 4,602 Totals (114,739) (31,638) (*) Corresponds to a formal restructuring plan consistent with the provisions of IAS 37. This restructuring plan is part of a transformation process of the Bank to build a digital bank with branches, which has involved a transformation of the office model and the transformation of the operating model along with a transition towards a common global structure (Go To Model). Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 149

NOTE N° 37 - PERSONNEL SALARIES AND EXPENSES Employee benefits and expenses as of December 31, 2024 and 2023 were as follows:   As of December 31,   2024 2023   Ch$mn Ch$mn Short-term employee benefits and expenses (364,104) (349,842) Long-term employee benefits and expenses (14,727) (14,629) Expenses due to termination of employment contract (7,928) (36,289) Other staff expenses (12,060) (11,515) Totals (398,819) (412,275) Benefits based on equity instruments (cash-settled) The Bank provides certain executives of the Bank and its affiliates with a benefit of share-based payments, which are settled in cash in accordance with the requirements of IFRS 2. The Bank measures the services received and the liability incurred at fair value. Until the liability is settled, the Bank determines the fair value of the liability at the end of each reporting period and at the settlement date, recognizing any change in fair value in profit or loss for the period. Pension plan The Bank offers its top executives an additional benefit, consisting of a pension plan, which aims to ensure that they have funds for a better supplementary pension upon retirement. Managers will have a right to receive this benefit only when they meet the following cumulative conditions: a. Aimed at Group Managers. b. The general requirement to qualify for this benefit is to be in office when you turn 60. c. The Bank will take out a mixed individual insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. In the event of termination of the employment relationship between the Manager and the respective company for a reason attributable to the employee, no rights that may arise from this benefits plan will accrue in his/her favor. Exceptionally, in the event of death or total or partial disability of the executive, he or his heirs, as appropriate, will be entitled to receive this benefit. The Bank will make the contributions to this benefit plan based on mixed individual insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is not an entity linked to or related to the Bank or any other company in the Group. The Bank's rights under the plan as of December 31, 2024 amount to Ch$4,107 million (Ch$5,260 million as of December 31, 2023). The amount of defined benefit commitments has been quantified by the Bank, based on the following criteria: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 150

NOTE N° 37 - PERSONNEL SALARIES AND EXPENSES, continued Calculation method: Use of the projected credit unit method, which considers each year of service as generating an additional unit of right to benefits and values each unit separately. It is calculated based on the contribution of funds that considers as the main parameter, factors associated with the legal annual pension cap, years of service, age and annual income of each unit valued individually. Actuarial assumptions used: Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were: Assets related to the savings fund provided by the Bank to Zurich Insurance Company for defined benefit plans are presented net of associated commitments. The assumptions used are as follows: Post-employment plans As of December 31, 2024 2023 Mortality chart RV-2014 RV-2014 Termination of contract rate 5% 5% Impairment chart PDT 1985 PDT 1985 The movement of the period for post-employment benefits is as follows:   As of December 31, 2024 2023 Ch$mn Ch$mn Assets for defined post-employment benefits 4,107 5,260 Commitments for defined benefit plans With active personnel (3,138) (5,027) Caused by inactive personnel - - Minus: Unrecognized actuarial (gains) losses - - Balances at the end of the period 969 233 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 151

NOTE N° 37 - PERSONNEL SALARIES AND EXPENSES, continued The flow of the post-employment benefits period is as follows:   As of December 31, 2024 2023 Ch$mn Ch$mn Fair value of plan assets Balance at the beginning of the period 5,260 6,819 Expected return on insurance contracts 574 539 Contributions by the employer 1,308 1,269 Actuarial (gains) losses - - Premiums paid - - Benefits paid (3,035) (3,367) Fair value of plan assets at period end 4,107 5,260 Current value of obligation Present value of the obligations at the beginning of the period (5,027) (6,277) Net addition of companies to the Group - - Cost of service for the current period 1,889 1,250 Reduction/settlement effect - - Benefits paid - - Cost of past services - - Actuarial (gains) losses - - Other movements - - Current value of obligations at the end of the period (3,138) (5,027) Net balance at the end of the period 969 233 Expected performance of the Plan:   As of December 31, 2024 2023 Expected return on plan assets UF + 2.50% per year UF + 2.50% per year Expected rate of return on redemption rights UF + 2.50% per year UF + 2.50% per year Costs associated with the Plan:   As of December 31, 2024 2023 Ch$mn Ch$mn Cost of service for the current period 1,889 1,250 Interest cost - - Expected return on plan assets 574 539 Extraordinary provisions - - Actuarial (gains)/losses recognized in the period - - Cost of past services - - Others - - Totals 2,463 1,789 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 152

NOTE N°38 - ADMINISTRATIVE EXPENSES As of December 31, 2024 and 2023, the composition of the item is as follows:   As of December 31,   2024 2023   Ch$mn Ch$mn General administrative expenses (215,309) (184,572) Expenses for short-term lease contracts (18,558) (9,712) Expenses for low-value lease contracts - - Other expenses of obligations under lease contracts (31) (87) Fixed asset maintenance and repair (26,478) (23,720) Insurance premiums except for covering operational risk events (5,854) (4,839) Office supplies (4,267) (5,426) IT and communications expenses (99,902) (83,898) Lighting, heating and other services (5,652) (5,388) Security and valuables transportation services (20,914) (19,893) Representation and staff travel expenses (2,901) (3,140) Legal and notary fees (1,446) (1,282) Professional fees for review and audit of financial statements by the external auditor (2,032) (1,913) Professional fees for advisory and consulting services provided by the external auditor - - Professional fees for consultancy services provided by other auditing firms (158) (202) Professional fees for securities classification - - Professional fees for other technical reports (6,314) (4,334) Fines applied by the FMC (15) - Fines applied by other agencies - (29) Other general administrative expenses (20,787) (20,709) Outsourced services (102,594) (88,877) Data processing (48,017) (44,677) Technological development, certification and technological testing service (4,290) (3,629) Outsourced human resources management and outsourcing service (73) (36) Appraisal service - - Call Center Service for sales, marketing, quality control and customer service - (7) External collection service (294) (308) External ATM administration and maintenance service (531) (504) External cleaning service, dining, custody of files and documents, storage of furniture and equipment (3,724) (3,837) Sales and distribution services for products - - External credit evaluation service (4,773) (5,347) Other outsourced services (40,892) (30,532) Board of Directors expenses (1,794) (1,711) Board of Directors' Remuneration (1,794) (1,711) Other Board Expenses - - Advertising (23,262) (23,555) Other taxes and fees including property taxes (23,472) (21,396) Real estate taxes (3,801) (2,185) Patents (2,255) (2,698) Other taxes (1) (5) Annual FMC fees (17,415) (16,508) Other legal charges - - Totals (366,431) (320,111) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 153

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N°39 - DEPRECIATION AND AMORTIZATION

The amounts corresponding to charges to results for depreciation and amortization as of December 31, 2024 and 2023 are detailed below:

	As of December 31,	
	2024	2023
	Ch$mn	Ch$mn
Amortization of intangible assets	(52,982)	(53,393)
Depreciation on fixed assets	(48,280)	(46,901)
Depreciation and amortization on right to use assets	(40,173)	(43,468)
Total Depreciation and Amortization	**(141,435)**	**(143,762)**

The reconciliation between the book values and the balances as of December 31, 2024 and 2023 is as follows:

	Depreciation and amortization			
	Fixed assets	Intangibles	Right of use assets	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**(440,627)**	**(281,249)**	**(198,794)**	**(920,670)**
Depreciation and amortization charges for the period	(48,280)	(52,982)	(40,173)	**(141,435)**
Sales and losses for the period	14,826	-	22,849	**37,675**
Impairment	-	-	-	**-**
Others	83	(7,967)	(207)	**(8,091)**
Balance as of December 31, 2024	**(473,998)**	**(342,198)**	**(216,325)**	**(1,032,521)**

	Depreciation and amortization			
	Fixed assets	Intangibles	Right of use assets	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2023	**(400,270)**	**(243,520)**	**(181,385)**	**(825,175)**
Depreciation and amortization charges for the period	(46,901)	(53,393)	(43,468)	**(143,762)**
Sales and losses for the period	6,561	5,415	26,042	**38,018**
Impairment	-	(1,912)	-	**(1,912)**
Others	(17)	12,161	17	**12,161**
Balance as of December 31, 2023	**(440,627)**	**(281,249)**	**(198,794)**	**(920,670)**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 154

NOTE N° 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS The amounts corresponding to charges to results for impairments as of December 31, 2024 and 2023 are detailed below: As of December 31,   2024 2023   Ch$mn Ch$mn Impairment of investments in companies - - Impairment of intangible assets (254) (1,912) Impairment of fixed assets - - Impairment of assets for right to use leased assets (1,041) - Impairment of other investment property assets - - Impairment of other assets due to revenue asset from ordinary activities arising from contracts with customers - - Gain from an acquisition through a business combination on very advantageous terms - - Totals (1,295) (1,912) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 155

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°41 - CREDIT LOSS EXPENSES

The movement as of December 31, 2024 and 2023, in the results for the concept of provision expenses for credit losses, are summarized as follows:

1. The summary of the expense for credit losses as of December 31, 2024 and 2023 is as follows:

Summary of credit loss expense for the period	As of December 31, 2024 Ch$mn	2023 Ch$mn
Provision expense established for credit risk of loans	(675,794)	(572,590)
Special provisions expense for credit risk	(3,359)	(7,312)
Recovery of bad debts	153,944	107,069
Impairment of credit risk of other financial assets not valued at FV with changes in results	(622)	(759)
Total	**(525,831)**	**(473,592)**

2. The flow of provision expenses established for credit risk and expense for credit losses on loans as of December 31, 2024 and 2023, is as follows:

Breakdown of provision expenses for credit risk and credit loss as of December 31, 2024	Expense of provisions for loans in the period: Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Subtotal	Deductible guarantee FOGAPE Covid-19	Total
	Assessment		Assessment	Assessment				
Ch$mn	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(118)	-	-	-	-	(118)	-	(118)
Provisions released	213	-	-	-	-	213	-	213
Subtotal	**95**	-	-	-	-	**95**	-	**95**
Commercial loans								
Provisions established	(36,809)	(22,365)	(23,280)	(118,962)	(162,598)	(364,014)	(14)	(364,028)
Provisions released	7,252	16,121	17,131	30,390	31,538	102,432	5,875	108,307
Subtotal	**(29,557)**	**(6,244)**	**(6,149)**	**(88,572)**	**(131,060)**	**(261,582)**	**5,861**	**(255,721)**
Residential mortgage loans								
Provisions established	-	(3,430)	-	-	(79,976)	(83,406)	-	(83,406)
Provisions released	-	1,317	-	-	25,498	26,815	-	26,815
Subtotal	-	**(2,113)**	-	-	**(54,478)**	**(56,591)**	-	**(56,591)**
Consumer loans								
Provisions established	-	(11,021)	-	-	(379,851)	(390,872)	-	(390,872)
Provisions released	-	10,863	-	-	16,432	27,295	-	27,295
Subtotal	-	**(158)**	-	-	**(363,419)**	**(363,577)**	-	**(363,577)**
Provision expense for credit risk of loans	**(29,462)**	**(8,515)**	**(6,149)**	**(88,572)**	**(548,957)**	**(681,655)**	**5,861**	**(675,794)**
Recovery of bad debts								
Interbank loans								-
Commercial loans								72,710
Residential mortgage loans								45,486
Consumer loans								35,748
Subtotal								**153,944**
Total								**(521,850)**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 156

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 41 - CREDIT LOSS EXPENSES, continued

Breakdown of provision expenses for credit risk and credit loss as of December 31, 2023	Provision expense for loans in the period					Subtotal	Deductible guarantee FOGAPE Covid-19	Total
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio				
	Assessment		Assessment	Assessment				
Ch$mn	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(249)	–	–	–	–	**(249)**	–	**(249)**
Provisions released	170	–	–	–	–	**170**	–	**170**
Subtotal	**(79)**	**–**	**–**	**–**	**–**	**(79)**	**–**	**(79)**
Commercial loans								
Provisions established	(164,661)	(7,172)	(15,397)	(47,117)	(32,827)	**(267,174)**	–	**(267,174)**
Provisions released	23,926	19,941	21,508	11,809	6,216	**83,400**	9,254	**92,654**
Subtotal	**(140,735)**	**12,769**	**6,111**	**(35,308)**	**(26,611)**	**(183,774)**	**9,254**	**(174,520)**
Residential mortgage loans								
Provisions established	–	(44,800)	–	–	(42,118)	**(86,918)**	–	**(86,918)**
Provisions released	–	3,850	–	–	3,085	**6,935**	–	**6,935**
Subtotal	**–**	**(40,950)**	**–**	**–**	**(39,033)**	**(79,983)**	**–**	**(79,983)**
Consumer loans								
Provisions established	–	(264,701)	–	–	(64,773)	**(329,474)**	–	**(329,474)**
Provisions released	–	10,795	–	–	671	**11,466**	–	**11,466**
Subtotal	**–**	**(253,906)**	**–**	**–**	**(64,102)**	**(318,008)**	**–**	**(318,008)**
Provision expense established for credit risk of loans	**(140,814)**	**(282,087)**	**6,111**	**(35,308)**	**(129,746)**	**(581,844)**	**9,254**	**(572,590)**
Recovery of bad debts								
Interbank loans								**–**
Commercial loans								**51,584**
Residential mortgage loans								**27,763**
Consumer loans								**27,722**
Subtotal								**107,069**
Total								**(465,521)**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 157

NOTE N° 41 - CREDIT LOSS EXPENSES, continued The balances as of December 31, 2024 and 2023, of special provision expenses for credit risk, are as follows: As of December 31, Summary of special provisions expense for credit risk for the period 2024 2023 Ch$mn Ch$mn Provision expense for contingent loans (3,385) (1,810) Interbank loans – – Commercial loans (2,583) (662) Consumer loans (802) (1,148) Provision expense for country risk for operations with debtors domiciled abroad 26 498 Expenditure on special provisions for foreign loans – – Additional provisions expense for loans – – Interbank loans – – Residential mortgage loans – – Consumer loans – – Provision expense for adjustments of minimum provision required for normal portfolio with individual assessment – – Provision expense for credit risk as a result of additional prudential requirements – (6,000) Total (3,359) (7,312) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 158

NOTE N° 42 - RESULTS OF DISCONTINUED OPERATIONS To date, the Bank has no results from discontinued operations. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 159

NOTE N°43 - RELATED PARTY TRANSACTIONS In addition to dependent and associated entities, the Bank's "related parties" are considered to be "key personnel" of the Bank's Management (members of the Bank's Board of Directors and also the Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as entities over which key personnel may exercise significant influence or control. Additionally, the Bank has considered the different companies that form part of the Santander Group worldwide as related parties, with the understanding that they all have a common parent company, that is, Banco Santander S.A. (based in Spain). Article 89 of the Law on Joint Stock Companies, which also applies to banks, establishes that any transaction with a related party must be carried out under fair conditions, similar to those that normally prevail in the market. Furthermore, Article 84 of the GBL establishes limits on the loans that may be granted to related parties and the prohibition of granting loans to the directors, general manager or general representatives of the Bank. Below are the transactions carried out by the Bank with the parties related to it. For better understanding, we have divided the information into four categories: Santander Group companies This category includes all companies belonging to the Santander Group worldwide, and therefore also includes those companies where the Bank exercises some degree of control (subsidiaries and special purpose entities). Associated companies This category includes those entities where the Bank, in accordance with what is indicated in letter b) of Note 01 of these Consolidated Financial Statements, exercises some degree of significant influence over these and which, in general, correspond to the so-called "business support companies". Key personnel This category includes members of the Bank's Board of Directors and Executives of Banco Santander-Chile and its affiliates, together with their close relatives. Others This category includes those related parties not included in the groups described above and which, in general, correspond to those entities over which key personnel can exercise significant influence or control. The conditions of transactions with related parties are equivalent to those in transactions made under market conditions or the corresponding remuneration in kind has been imputed. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 160

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 43 - RELATED PARTY TRANSACTIONS, continued

a. Loans with related parties

Below are the loans and accounts receivable, in addition to contingent credits, corresponding to related entities:

The movement of loans with related parties during the periods 2024 and 2023 has been as follows:

	As of December 31, 2024				As of December 31, 2023			
	Group Companies	Associated Companies	Key Personnel	Others	Group Companies	Associated Companies	Key Personnel	Others
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Loans and accounts receivable								
Commercial loans	922,232	23,570	2,557	875	750,419	49,284	3,272	978
Residential mortgage loans	-	-	33,179	-	-	-	29,809	-
Consumer loans	-	-	3,729	-	-	-	6,388	-
Credits and accounts receivable	**922,232**	**23,570**	**39,465**	**875**	**750,419**	**49,284**	**39,469**	**978**
Provision on loans	(809)	(28)	(498)		(1,037)	(50)	(361)	(19)
Net loans	**921,423**	**23,542**	**38,967**	**875**	**749,382**	**49,234**	**39,108**	**959**
Guarantees	**1,031**	**-**	**31,590**	**110**	**1,032**	**-**	**31,489**	**115**
Contingent loans								
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	9,787	-	-	-	1,960	-	-	-
Transactions with contingent events	20,313	-	-	394	438	-	-	343
Contingent loans	**30,100**	**-**	**-**	**394**	**2,398**	**-**	**-**	**343**
Provisions on contingent loans	(21)	-	-	(8)	(4)	-	-	(5)
Net contingent loans	**30,079**	**-**	**-**	**386**	**2,394**	**-**	**-**	**338**

	As of December 31, 2024				As of December 31, 2023			
	Group Companies (*)	Associated Companies	Key Personnel	Others	Group Companies (*)	Associated Companies	Key Personnel	Others
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1st	**752,817**	**49,284**	**39,469**	**1,321**	**730,208**	**118**	**40,204**	**280**
Loans granted	274,130	4,025	13,638	90	101,819	65,320	13,177	5,389
Loans paid	(74,615)	(29,739)	(13,642)	(142)	(79,210)	(16,154)	(13,912)	(4,348)
Totals	**952,332**	**23,570**	**39,465**	**1,269**	**752,817**	**49,284**	**39,469**	**1,321**

(*) As of December 31, 2024 and 2023, the loans corresponding to group companies outside the consolidation perimeter correspond to Ch$209,358 million and Ch$3,348 million, respectively.

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 161

NOTE N° 43 - RELATED PARTY TRANSACTIONS, continued b. Assets and liabilities from transactions with related parties as of December 31, 2024 and 2023 are as follows: Assets and liabilities from transactions with related parties Types of current assets and liabilities with related parties As of December 31, 2024 (Ch$mn) Related party type Group Companies Associated Companies Key Personnel Others ASSETS Cash and bank deposits 162,452 – – – Financial assets for trading at fair value through profit or loss – – – – Financial derivative contracts 1,120,543 11,134 – – Other assets 885,307 686,884 – – LIABILITIES Financial liabilities to be traded at fair value through profit or loss Financial derivative contracts 1,757,184 13,143 – – Financial liabilities at amortized cost Deposits and other obligations on demand 28,446 1,007 3,260 407 Deposits and other time deposits 140,475 – 4,996 69 Obligations under repurchase agreements and securities lending 265,474 – – – Obligations with banks 85,325 – – – Debt financial instruments issued and regulatory capital 941,320 – – – Other liabilities 236,998 664,461 – – Types of current assets and liabilities with related parties As of December 31, 2023 (Ch$mn) Related party type Group Companies Associated Companies Key Personnel Others ASSETS Cash and bank deposits 666,062 – – – Financial assets for trading at fair value through profit or loss Financial derivative contracts 967,020 267,679 – – Other assets 686,950 550,400 – – LIABILITIES Financial liabilities to be traded at fair value through profit or loss Financial derivative contracts 1,255,740 370,314 – – Financial liabilities at amortized cost Deposits and other obligations on demand 54,033 1,272 3,833 502 Deposits and other time deposits 145,649 – 9,894 1,589 Obligations under repurchase agreements and securities lending 129,321 – – – Obligations with banks 33,693 – – – Debt financial instruments issued and regulatory capital 1,081,123 – – – Other liabilities 257,915 435,093 – – Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 162

NOTE N° 43 - RELATED PARTY Transactions, continued c. Income and expenses from transactions with related parties Type of income and expenses from transactions with related parties as of December 31, 2024 Group Companies Associated Companies Key Personnel Others Ch$mn       Interest and adjustments income and expenses (9,081) 2,581 2,133 71 Income and expenses from commissions and services 170,996 (63,150) 208 21 Net profit from financial operations and foreign exchange results (*) 329,701 134,224 - - Other operating income and expenses 3,755 (588) - - Salary expense of key personnel - - (41,598) - Administration and other expenses (123,221) (4,677) - - (*)Corresponds mainly to derivative contracts used to financially hedge the exchange risk of assets and liabilities that cover positions of the Bank and its affiliates. Type of income and expenses from transactions with related parties as of December 31, 2023 Group Companies Associated Companies Key Personnel Others Ch$mn       Interest and adjustments income and expenses (45,542) 1,471 1,717 (41) Income and expenses from commissions and services 176,603 87,987 250 24 Net profit from financial operations and foreign exchange results (*) 233,651 (162,980) - - Other operating income and expenses 964 (734) - - Salary expense of key personnel - - (43,941) - Administration and other expenses (95,561) (1,120) - - (*) Corresponds mainly to derivative contracts used to financially hedge the exchange risk of assets and liabilities that cover positions of the Bank and its affiliates. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 163

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 43 - RELATED PARTY TRANSACTIONS, continued

d. Individual transactions in the period with related parties that are legal entities, which do not correspond to the usual operations of the business that are carried out with clients in general and when said individual transactions consider a transfer of resources, services or obligations according to paragraph 9 of IAS 24 greater than UF 2,000.

As of December 31, 2024	Country Residence	Nature of the relationship with the bank	Transaction Description			Transactions under conditions of equivalence are those transactions with mutual independence between the parties	Effect on the income statement		Effect on balance sheet	
Company Name			Type of service	Term	Conditions of renewal		Income Ch$mn	Expenses Ch$mn	Accounts receivable Ch$mn	Accounts payable Ch$mn
Banco Santander, S.A.	Spain	Group	Advisory Services	Monthly	According to contract	Yes	0	21,898	0	1,264
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	BackOffice Services	Monthly	According to contract	Yes	0	3,554	0	0
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	According to contract	Yes	266	0	1	0
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	According to contract	Yes	44	412	20	103
Bansa Santander S.A.	Chile	Group	Leases and Others	Monthly	According to contract	Yes	4	83	0	0
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	According to contract	Yes	57	762	0	0
Santander Global Services, S.L. Unipersonal	Spain	Group	Advisory services	Monthly	According to contract	Yes	0	643	0	0
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	According to contract	Yes	0	4,925	3	310
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	According to contract	Yes	0	372	0	14
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	According to contract	Yes	7	435	0	84
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	According to contract	Yes	0	1,904	0	351
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Others	Monthly	According to contract	Yes	0	483	9,335	81
Centro de Compensación Automatizado S.A.	Chile	Associate	Derivatives Clearing	Monthly	According to contract	Yes	0	3,501	0	0
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associate	Card operator	Monthly	According to contract	Yes	0	733	0	0
Zurich Santander Seguros Generales Chile S.A.	Chile	Associate	Services Use Channel	Monthly	According to contract	Yes	187	0	1,883	0
F1rst Tecnologia e Inovação Ltda.	Brazil	Cluster	IT Services and Service Desk	Monthly	According to contract	Yes	0	26,816	0	0
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT and Ops Services	Monthly	According to contract	Yes	0	57,379	132	0
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	According to contract	Yes	0	620	0	0
Klare Corredora de Seguros S.A.	Chile	Group	Leases	Monthly	According to contract	Yes	78	0	267	0
Universia Holding, S.L.	Spain	Group	Institutional Services	Monthly	According to contract	Yes	0	77	0	0
Santander Global Cards & Digital Solutions, S.L.	Spain	Group	Institutional Services	Monthly	According to contract	Yes	0	515	0	0

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 164

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 43 - RELATED PARTY TRANSACTIONS, continued

As of December 31, 2024	Country Residence	Nature of the relationship with the bank	Transaction Description			Transactions under conditions of equivalence are those transactions with mutual independence between the parties	Effect on the income statement		Effect on balance sheet	
Company Name			Type of service	Term	Conditions of renewal		Income Ch$mn	Expenses Ch$mn	Accounts receivable Ch$mn	Accounts payable Ch$mn
Banco Santander, S.A.	Spain	Group	Advisory Services	Monthly	According to contract	Yes	-	18,929	-	18,715
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	BackOffice Services	Monthly	According to contract	Yes	-	3,216	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	According to contract	Yes	255	-	2	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	According to contract	Yes	42	418	20	51
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	According to contract	Yes	60	1,104	-	-
Santander Global Services, S.L.	Spain	Group	Advisory services	Monthly	According to contract	Yes	-	639	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	According to contract	Yes	-	4,725	-	29
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	According to contract	Yes	-	306	-	9
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	According to contract	Yes	4	377	-	-
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	According to contract	Yes	-	1,943	-	112
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Others	Monthly	According to contract	Yes	-	676	747	78
Centro de Compensación Automatizado S.A.	Chile	Associate	Derivatives Clearing	Monthly	According to contract	Yes	-	3,615	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associate	Card operator	Monthly	According to contract	Yes	-	646	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associate	Services Use Channel	Monthly	According to contract	Yes	205	-	1,667	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	According to contract	Yes	-	8,723	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT and Ops Services	Monthly	According to contract	Yes	-	52,948	-	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	According to contract	Yes	-	400	-	-
Mercury Trade Finance Solutions, S.p.A.	Chile	Group	IT Services	Monthly	According to contract	Yes	-	183	-	-

Consolidated Financial Statements December 2024 / Banco Santander-Chile 165

NOTE N° 43 - RELATED PARTY TRANSACTIONS, continued Payments to the Board of Directors and key management personnel of the Bank and its subsidiaries The remuneration received by key management personnel, which includes members of the Bank's Board of Directors and Executives of Banco Santander-Chile, presented under the heading "Remunerations and personnel expenses" and/or "Administrative expenses" of the Consolidated Income Statements, correspond to the following categories:   As of December 31,   2024 2023   Ch$mn Ch$mn Staff remuneration 21,652 21,409 Board of Directors' Remuneration 1,794 1,711 Bonuses 17,814 16,402 Stock Compensation (825) 2,119 Compensation for years of service 15 2,312 Health fund 393 374 Other personnel expenses 755 (386) Totals 41,598 43,941 Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries As of December 31, 2024 2023 Ch$mn Ch$mn Directors 11 11 Managers 125 122 Total 136 133 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 166

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N°44 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is defined as the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (ie an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement assumes that the transaction for the sale of the asset or transfer of the liability occurs in the principal market for the asset or liability or in the most advantageous market for the asset or liability.

For those financial instruments without available market prices, fair values have been estimated using recent transactions of similar instruments and, failing that, current values or other valuation techniques based on mathematical valuation models that have been sufficiently tested by the international financial community. In using these models, the specific characteristics of the asset or liability to be valued are taken into consideration, and in particular, the different types of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly affected by the assumptions used, including the discount rate, estimates of future cash flows and prepayment assumptions. As such, they may result in the estimated fair value of an asset or liability not exactly matching the price at which the asset or liability could be delivered or settled at the date of its measurement and may not be justified by comparison with independent markets.

Determining the fair value of financial instruments

Below is a comparison between the value at which the Bank's financial assets and liabilities are recorded and their corresponding fair value as of December 31, 2024 and 2023:

	As of December 31, 2024		As of December 31, 2023	
	Book value	Fair value	Book value	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Financial assets for trading at fair value through profit or loss	**12,639,097**	**12,639,097**	**10,217,794**	**10,217,794**
Financial derivative contracts	12,309,770	12,309,770	10,119,486	10,119,486
Debt financial instruments	329,327	329,327	98,308	98,308
Financial assets at fair value through other comprehensive income	**2,762,388**	**2,762,388**	**4,641,282**	**4,641,282**
Debt financial instruments	2,687,485	2,687,485	4,536,025	4,536,025
Other financial instruments	74,903	74,903	105,257	105,257
Financial derivative contracts for accounting hedging	**843,628**	**843,628**	**605,529**	**605,529**
Debt financial instruments at amortized cost	**45,438,590**	**45,968,208**	**47,834,678**	**47,163,936**
Rights for repurchase agreements and securities lending	153,087	153,087	–	–
Debt financial instruments	5,176,005	5,207,697	8,176,895	7,927,729
Loans and accounts receivable from customers and interbank loans	40,109,498	40,607,424	39,657,783	39,236,207
Guarantees provided for derivative financial transactions	**1,847,101**	**1,847,101**	**2,238,900**	**2,238,900**
Liabilities				
Financial liabilities to be traded at fair value through profit or loss	**12,155,024**	**12,155,024**	**9,521,575**	**9,521,575**
Financial derivative contracts	12,155,024	12,155,024	9,521,575	9,521,575
Financial derivative contracts for accounting hedging	**898,394**	**898,394**	**2,466,767**	**2,466,767**
Financial liabilities at amortized cost	**46,635,076**	**46,705,881**	**50,762,244**	**50,658,134**
Deposits and other obligations on demand	14,260,609	14,260,609	13,537,826	13,537,826
Deposits and other time deposits	17,098,625	17,249,068	16,137,942	16,326,086
Obligations with banks	4,337,947	4,357,838	10,366,499	10,289,810
Debt financial instruments issued and regulatory capital	10,737,354	10,637,825	10,423,704	10,208,139
Other financial obligations	200,541	200,541	296,273	296,273
Guarantees provided for derivative financial transactions	**1,832,345**	**1,832,345**	**1,081,226**	**1,081,226**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 167

NOTE N° 44 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued Fair value approximates book value for the following items, due to their short-term nature, in the following cases: cash and bank deposits, transactions in the course of settlement, and repurchase agreements and securities lending. Additionally, the fair value estimates presented above do not attempt to estimate the value of the Bank's earnings generated by its business, or future activities, and therefore do not represent the value of the Bank as a going concern. The methods used to estimate the fair value of financial instruments are detailed below. 1. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from an available dealer or quoted market prices of similar financial instruments. The investments are valued at book (recorded) value since they are not considered to have a fair value significantly different from their recorded value. In order to estimate the fair value of the debt investments, additional variables and elements (where applicable) were taken into consideration, including the estimation of prepayment rates and the credit risk of the issuers. 2. Loans and accounts receivable from customers and owed by banks The fair value of commercial loans, mortgage loans, credit cards and consumer loans is measured using discounted cash flow analysis. Current market interest rates are used in consideration of the product, term, amount and similar credit quality. The fair value of loans that are 90 days or more past due is measured using the market value of the associated collateral, discounted at the expected realization rate and term. For variable rate loans whose interest rates change frequently (monthly or quarterly) and which are not subject to any significant changes in credit risk, the estimated fair value is based on their carrying value. Accounting balances and fair values are presented net of provisions for credit risk. 3. Deposit and other obligations on demand The disclosed fair value of non-interest-bearing deposits and savings accounts is the amount payable at the reporting date and, accordingly, equals the recorded amount. The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates currently offered to a schedule of expected monthly maturities in the market. 4. Short and long term debt instruments issued The fair value of these financial instruments is estimated using discounted cash flow analysis based on current incremental borrowing rates, for similar types of loan agreements, with similar maturities. 5. Financial derivatives and hedge accounting contracts The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount that the Bank determines as the exit price in accordance with IFRS 13. If there are no quoted prices in the market (direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated using valuation models and techniques such as Black-Scholes, Hull and Monte Carlo simulations and considering relevant inputs such as option volatility, observable correlations between underlying assets, counterparty credit risk, implied price volatility, speed with which volatility reverts to its mean value, linear relationship (correlation) between the value of a variable. Fair value measurement and hierarchy IFRS 13 “Fair Value Measurement” establishes a fair value hierarchy, which segregates the inputs and/or assumptions of valuation techniques used to measure the fair value of financial instruments. The hierarchy gives the highest priority to unadjusted quoted prices in active markets, for identical assets or liabilities (level 1) and the lowest priority to measures that involve significant unobservable inputs or inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 168

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 44 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

• Level 1: Input data are quoted prices (unadjusted) in active markets for identical assets and liabilities for which the Bank has access at the measurement date.

• Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, directly or indirectly.

• Level 3: Unobservable input data for the asset or liability.

The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive or pay to terminate the contracts or agreements, taking into account the term structures of the interest rate curve, volatility of the underlying and the credit risk of the counterparties.

In cases where quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models, which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs not observable in market data (Level 3). To make this estimate, various techniques are used, including the extrapolation of observable market data.

Financial instruments at fair value and determined by published quotes in active markets (Level 1) include:

- Instruments of the Central Bank of Chile and the General Treasury of the Republic.
- Instruments issued abroad.
- Mutual funds.

In the event that the instruments are not 100% observable in the market, however, the price is a function of other prices that are observable in the market (Level 2). The following financial instruments are classified in Level 2:

Type of financial instrument	Model used in valuation	Description
Mortgage and private bonds	Present value of flows.	The rates (IRR) are provided by RiskAmérica according to the following criteria: If on the valuation day there are one or more valid transactions on the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average by amount of observed rates. In the event that there are no valid transactions for a given mnemonic on the day of valuation, the reported rate is a "base IRR", based on a reference structure, plus a "Model Spread" based on information on historical spreads for the same or similar securities.
Time Deposits	Present value of flows.	The rates (IRR) are provided by RiskAmérica according to the following criteria: If on the valuation day there are one or more valid transactions on the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average by amount of observed rates. In the event that there are no valid transactions for a given mnemonic on the day of valuation, the reported rate is a "base IRR", based on a reference structure, plus a "Spread Model" based on the "Issuer Curves".
Constant Maturity Average Swap (CMS), FX and Inflation Forward, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of flows.	The rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: Using the published market prices, the valuation curve is constructed using the bootstrapping method and then this curve is used to value the different derivatives.
FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilizes are then used to value the options.
Guarantees for threshold operations, collateral deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.

Consolidated Financial Statements December 2024 / Banco Santander-Chile 169

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 44 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In limited cases, non-observable inputs are used in market data (Level 3). To make this estimate, various techniques are used, including the extrapolation of observable market data or a mix with data that are observable.

The following financial instruments are classified as level 3:

Type of financial instrument	Model used in valuation	Description
Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is no observable implied volatility input.
	Black – Scholes	There is no observable implied volatility input.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility.
	FRA Implicit	Start Fwd not supported by Murex (platform) due to UF fwd estimation.
CCS, IRS, CMS in "TAB" (Chilean active bank rate)	Present value of cash flows	Valuation obtained using interest curve interpolating to maturity of flows, however, TAB is not a directly observable variable nor correlated to any market input.
	Present value of cash flows	Valuation using prices of instruments with similar characteristics plus a liquidity penalty rate.
CCS (maturity greater than 30 years)	Present value of cash flows	The rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: Using the published market prices, the valuation curve is constructed using the bootstrapping method and then this curve is used to value the different derivatives.
Old pension system bonds	Risk-free spread	Valuation by stochastic dynamic model to obtain discount rate.
Accounts receivable valued at fair value	Present value of cash flows	Measured by discounting the estimated cash flow using the interest rate of the new contracts
Mortgage Notes	Present value of cash flows	The rates (IRR) are provided by RiskAmérica according to the following criteria: If on the valuation day there are one or more valid transactions on the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average by amount of observed rates. In the event that there are no valid transactions for a given mnemonic on the valuation day, the reported rate is a "base IRR", based on a reference structure, plus a "Model Spread" based on historical spread information for the same or similar securities.

The Bank estimates that any change in the unobservable criteria with respect to instruments classified in level 3 would not produce significant differences in the measurement of fair value.

Consolidated Financial Statements December 2024 / Banco Santander-Chile 170

NOTE N° 44 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued The following table presents the assets and liabilities that are measured at fair value on a recurring basis: Fair value measurements As of December 31, 2024 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets for trading at fair value through profit or loss 12,639,097 329,327 12,304,162 5,608 Financial derivative contracts 12,309,770 – 12,304,162 5,608 Debt financial instruments 329,327 329,327 – – Financial assets at fair value through other comprehensive income 2,762,388 2,682,479 – 79,909 Debt financial instruments 2,687,485 2,682,479 – 5,006 Other financial instruments 74,903 – – 74,903 Financial derivative contracts for accounting hedging 843,628 – 843,628 – Guarantee deposits (margin accounts) 1,847,101 – 1,847,101 – Totals 18,092,214 3,011,806 14,994,891 85,517 Liabilities Financial liabilities to be traded at fair value through profit or loss 12,155,024 – 12,155,021 3 Financial derivative contracts 12,155,024 – 12,155,021 3 Financial derivative contracts for accounting hedging 898,394 – 898,394 – Guarantees for margin accounts 1,832,345 – 1,832,345 – Totals 14,885,763 – 14,885,760 3 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 171

NOTE N° 44 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued Fair value measurements As of December 31, 2023 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets for trading at fair value through profit or loss 10,217,794 98,308 10,119,486 – Financial derivative contracts 10,119,486 – 10,119,486 Debt financial instruments 98,308 98,308 – – Financial assets at fair value through other comprehensive income 4,641,282 4,528,915 6,656 105,711 Debt financial instruments 4,536,025 4,528,915 6,656 454 Other financial instruments 105,257 – – 105,257 Financial derivative contracts for accounting hedging 605,529 – 605,529 – Guarantee deposits (margin accounts) 2,238,900 – 2,238,900 – Totals 17,703,505 4,627,223 12,970,571 105,711 Liabilities Financial liabilities to be traded at fair value through profit or loss 9,521,575 – 9,521,575 – Financial derivative contracts 9,521,575 – 9,521,575 – Financial derivative contracts for accounting hedging 2,466,767 – 2,466,767 – Guarantees for margin accounts 1,081,226 – 1,081,226 – Totals 13,069,568 – 13,069,568 – The following tables present the assets and liabilities that are not measured at fair value on a recurring basis in the consolidated statement of financial position: Fair value measurements As of December 31, 2024 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Debt financial instruments 5,207,697 5,207,697 - - Loans and accounts receivable from customers and interbank loans 40,607,424 - - 40,607,424 Totals 45,815,121 5,207,697 - 40,607,424 Liabilities Financial liabilities at amortized cost Deposits and other obligations on demand 14,260,609 - - 14,260,609 Deposits and other time deposits 17,249,068 - 17,249,068 - Obligations with banks 4,357,838 - 4,357,838 - Debt financial instruments issued and regulatory capital 10,637,825 - 10,637,601 224 Other financial obligations 200,541 - 200,541 - Totals 46,705,881 - 32,445,048 14,260,833 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 172

NOTE N° 44 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued Fair value measurements As of December 31, 2023 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Debt financial instruments 7,927,729 7,927,729 - - Loans and accounts receivable from customers and interbank loans 39,236,207 - - 39,236,207 Totals 47,163,936 7,927,729 - 39,236,207 Liabilities Financial liabilities at amortized cost Deposits and other obligations on demand 13,537,826 - - 13,537,826 Deposits and other time deposits 16,326,086 - 16,326,086 - Obligations with banks 10,289,810 - 10,289,810 - Debt financial instruments issued and regulatory capital 10,208,139 - 10,208,139 - Other financial obligations 296,273 - 296,273 - Totals 50,658,134 - 37,120,308 13,537,826 The fair value of other assets and other liabilities approximates their carrying amounts. The methods and assumptions for estimating fair value are defined below: • Loans and amounts owed by credit institutions and customers: Fair value is estimated for groups of loans with similar characteristics. Fair value was measured by discounting the estimated cash flow using the interest rate of the new contracts. That is, the future cash flow of the current loan portfolio is estimated using contractual rates, and then the new loans spread over the risk-free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value. In terms of behavioral assumptions, it is important to emphasize that a prepayment rate is applied to the loan portfolio, thus obtaining a more realistic future cash flow. • Deposits and Obligations with Banks: The fair value of deposits was calculated by discounting the difference between cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable rate deposits, the carrying amount was considered to approximate fair value. • Debt instruments issued and other financial obligations: The fair value of long-term loans was estimated using the discounted cash flow at the interest rate offered in the market with similar terms and maturities. The valuation techniques used to estimate each level are defined in Note 2. There were no transfers between Tiers 1 and 2 as of December 31, 2024 and 2023. The following table presents the Bank's activity for assets and liabilities measured at fair value on a recurring basis using significant unobserved inputs (Level 3) as of December 31, 2024 and 2023: Assets Liabilities   Ch$mn Ch$mn Balance as of January 1, 2024 105,711 - Total realized and unrealized gains (losses) Included in profits (19) - Included in comprehensive income 5,015 - Purchases, issuances and lending (net) (35,802) 2 Level Transfers 10,612 1 As of December 31, 2024 85,517 3 Total gains or losses included in profit or loss as of December 31, 2024 attributable to the change in unrealized gains (losses) relating to assets or liabilities as of December 31, 2023 (20,194) 3 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 173

NOTE N° 44 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued Assets Liabilities   Ch$mn Ch$mn As of January 1, 2023 142,776 - Total realized and unrealized gains (losses) Included in profits (19) - Included in comprehensive income 9,351 - Purchases, issuances and lending (net) (46,397) - Level Transfers - - As of December 31, 2023 105,711 - Total gains or losses included in profit or loss as of December 31, 2023 attributable to the change in unrealized gains (losses) relating to assets or liabilities as of December 31, 2022 (37,065) - The Local Risk Factor internal committee, which is held on a quarterly basis, reviews the cases in which transfers must be made between the different levels. During 2024, the Bank has not made any reclassifications in instruments that were in level 3 to level 2. Realized and unrealized gains (losses) included in profit or loss as of December 31, 2024 and 2023 of assets and liabilities valued at fair value on a recurring basis through significant unobservable inputs (Level 3), are recorded in the Consolidated Statements of Income under the caption “Net income from financial operations”. The potential effect as of December 31, 2024 and 2023, on the valuation of assets and liabilities valued at fair value on a recurring basis through significant unobservable inputs (Level 3) that would arise from a change in the main assumptions in the case of using other reasonably possible assumptions that are less favorable or more favorable than those used, is not considered significant for the Bank. The following tables show the financial instruments subject to offsetting in accordance with IAS 32, for 2024 and 2023: Related financial instruments, offset on the balance sheet Remaining financial instruments not linked and/or not subject to clearing Amount in the statement of financial position As of December 31, 2024 Gross amounts Amounts compensated in balance sheet Net amount presented on the balance sheet Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Asset Derivative contracts and accounting hedges (*) 12,942,081 - 12,931,746 221,652 13,153,398 Repurchase agreements and securities lending 153,087 - 153,087 - 153,087 Loans and accounts receivable from customers, plus interbank loans - - - 40,109,498 40,109,498 Totals 13,095,168 - 13,084,833 40,331,150 53,415,983 Liabilities Derivative contracts and accounting hedges (*) 12,738,714 - 12,732,211 321,207 13,053,418 Repurchase agreements and securities lending 276,588 - 276,588 - 276,588 Deposits and obligations with banks - - - 35,697,181 35,697,181 Totals 13,015,302 - 13,008,799 36,018,388 49,027,187 (*) In these items there are guarantees for Ch$ 1,840,673 million and Ch$ 1,594,111 million for active and liabilities derivatives, respectively. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 174

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 44 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2023	Related financial instruments, offset on the balance sheet			Remaining financial instruments not linked and/or not subject to clearing	Amount in the statement of financial position
	Gross amounts	Amounts compensated in balance sheet	Net amount presented on the balance sheet		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Asset					
Derivative contracts and accounting hedges (*)	10,575,817	-	10,575,817	149,198	**10,725,015**
Loans and accounts receivable from customers, plus interbank loans	-	-	-	39,657,783	**39,657,783**
Totals	**10,575,817**	**-**	**10,575,817**	**39,806,981**	**50,382,798**
Liabilities					
Derivative contracts and accounting hedges (*)	11,732,137	-	11,732,137	256,205	**11,988,342**
Repurchase agreements and securities lending	282,584	-	282,584	-	**282,584**
Deposits and obligations with banks	-	-	-	40,042,267	**40,042,267**
Totals	**12,014,721**	**-**	**12,014,721**	**40,298,472**	**52,313,193**

(*) In these items there are guarantees for MM$ 2,225,820 and MM$ 839,201 for active and passive derivatives respectively.

In order to reduce credit exposure in its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, in which it establishes the terms and conditions under which they operate. In general terms, collateral (received/delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

The following financial derivative contracts are detailed according to their collateral agreement:

Financial derivative contracts and accounting hedges	As of December 31, 2024		As of December 31, 2023	
	Assets	Liabilities	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Derivative contracts with a zero threshold collateral agreement	12,081,545	11,782,472	9,802,491	10,836,243
Derivative contracts with non-zero threshold collateral agreement	850,201	949,739	773,325	895,894
Derivative contracts without collateral agreement	221,652	321,207	149,199	256,205
Total financial derivatives	**13,153,398**	**13,053,418**	**10,725,015**	**11,988,342**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 175

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 45 - MATURITY OF ASSETS AND LIABILITIES

As of December 31, 2024 and 2023, the details of the maturity according to their remaining terms of financial assets and liabilities are as follows:

As of December 31, 2024	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5	TOTAL
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets								
Cash and bank deposits	2,695,560	-	-	-	-	-	-	**2,695,560**
Operations with settlement in progress	572,552	-	-	-	-	-	-	**572,552**
Financial assets for trading at fair value through profit or loss								
Financial derivative contracts and accounting hedges	-	701,349	748,363	2,088,541	3,378,110	2,105,419	4,131,616	**13,153,398**
Debt financial instruments	-	-	642	-	139,231	108,429	81,025	**329,327**
Financial assets at fair value through other comprehensive income								
Debt financial instruments	-	696,961	204	504,208	370,657	426,511	688,944	**2,687,485**
Loans and accounts receivable from customers	391	2,687	5,374	20,967	27,253	3,689	15,706	**76,067**
Financial assets at amortized cost								
Rights for repurchase agreements and securities lending	-	153,135	-	-	-	-	-	**153,135**
Debt financial instruments (1)	-	-	-	-	639,842	4,252,887	284,350	**5,177,079**
Interbank loans (2)	**31**	**31,170**	**82**	-	-	-	-	**31,283**
Loans and accounts receivable from customers (3)	**797,619**	**3,457,842**	**3,065,963**	**5,530,713**	**8,692,531**	**4,710,139**	**15,037,754**	**41,292,561**
Guarantee deposits (margin accounts)	**1,847,101**	-	-	-	-	-	-	**1,847,101**
Total financial assets	**5,913,254**	**5,043,144**	**3,820,628**	**8,144,429**	**13,247,624**	**11,607,074**	**20,239,395**	**68,015,548**

As of December 31, 2024	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5	TOTAL
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities								
Operations with settlement in progress	497,110	-	-	-	-	-	-	**497,110**
Financial liabilities to be traded at fair value through profit or loss								
Financial derivative contracts and accounting hedges	-	572,712	722,143	1,914,050	3,734,434	2,067,825	4,042,254	**13,053,418**
Financial liabilities at amortized cost								
Deposits and other obligations on demand	14,260,609	-	-	-	-	-	-	**14,260,609**
Deposits and other time deposits	286,207	7,900,056	4,047,333	4,369,825	464,268	371	30,565	**17,098,625**
Obligations under repurchase agreements and securities lending	-	276,588	-	-	-	-	-	**276,588**
Obligations with banks	44,803	482,959	368,147	2,469,277	868,932	-	103,829	**4,337,947**
Debt financial instruments issued and regulatory capital	-	771,983	295,713	1,578,811	3,215,114	1,299,889	3,575,844	**10,737,354**
Other financial obligations	-	200,541	-	-	-	-	-	**200,541**
Obligations under lease contracts	-	-	-	12,685	24,210	15,583	14,404	**66,882**
Guarantee deposits (margin accounts)	1,832,345	-	-	-	-	-	-	**1,832,345**
Total financial liabilities	**16,921,074**	**10,204,839**	**5,433,336**	**10,344,648**	**8,306,958**	**3,383,668**	**7,766,896**	**62,361,419**

(1) Debt financial instruments are presented on a gross basis, the provision amount is Ch$1,074 million.

(2) Those owed by banks are presented in gross form, the amount of the provision is Ch$25 million.

(3) Loans and accounts receivable are presented on a gross basis, the amount of provisions is Ch$1,214,321 million.

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 176

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 45 - MATURITY OF ASSETS AND LIABILITIES, continued

As of December 31, 2023	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Financial assets								
Cash and bank deposits	2,723,282	-	-	-	-	-	-	**2,723,282**
Operations with settlement in progress	812,524	-	-	-	-	-	-	**812,524**
Financial assets for trading at fair value through profit or loss								**-**
Financial derivative contracts and accounting hedges	-	383,845	807,016	1,548,923	3,046,056	1,413,070	3,526,105	**10,725,015**
Debt financial instruments	-	211	-	2,275	31,031	1,432	63,359	**98,308**
Financial assets at fair value through other comprehensive income								**-**
Debt financial instruments	-	2,277,301	10,319	319	668,856	491,471	1,087,759	**4,536,025**
Credits and accounts receivable from customers	-	-	-	66,685	13,566	19,692	5,439	**105,382**
Financial assets at amortized cost								**-**
Rights for repurchase agreements and securities lending	-	-	-	-	-	-	-	**-**
Debt financial instruments (1)	-	-	-	3,724,781	4,453,843	-	-	**8,178,624**
Interbank loans (2)	49	68,391	-	-	-	-	-	**68,440**
Loans and accounts receivable from customers (3)	872,591	3,304,077	3,178,674	5,552,061	8,293,975	4,666,845	14,875,223	**40,743,446**
Guarantee deposits (margin accounts)	2,238,900	-	-	-	-	-	-	**2,238,900**
Total financial assets	**6,647,346**	**6,033,825**	**3,996,009**	**10,895,044**	**16,507,327**	**6,592,510**	**19,557,885**	**70,229,946**

As of December 31, 2023	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities								
Operations with settlement in progress	775,082	-	-	-	-	-	-	**775,082**
Financial liabilities to be traded at fair value through profit or loss								**-**
Financial derivative contracts and accounting hedges	-	376,279	1,170,614	2,443,279	3,056,317	1,526,321	3,415,532	**11,988,342**
Financial liabilities at amortized cost								**-**
Deposits and other obligations on demand	13,537,826	-	-	-	-	-	-	**13,537,826**
Deposits and other term deposits	328,242	7,999,764	3,689,743	3,950,166	138,320	3,364	28,343	**16,137,942**
Obligations under repurchase agreements and securities lending	-	282,483	101	-	-	-	-	**282,584**
Obligations with banks	18,220	42,730	4,006,532	5,821,216	304,384	173,417	-	**10,366,499**
Debt financial instruments issued and regulatory capital	-	291,687	285,923	1,272,427	3,183,069	1,314,205	4,076,393	**10,423,704**
Other financial obligations	-	296,095	-	-	164	14	-	**296,273**
Obligations under lease contracts	-	-	-	**20,716**	**37,446**	**22,913**	**23,441**	**104,516**
Guarantee deposits (margin accounts)	**1,081,226**	-	-	-	-	-	-	**1,081,226**
Total financial liabilities	**15,740,596**	**9,289,038**	**9,152,913**	**13,507,804**	**6,719,700**	**3,040,234**	**7,543,709**	**64,993,994**

(1) Debt financial instruments are presented on a gross basis, the provision amount is Ch$1,729 million.

(2) Those owed by banks are presented in gross form, the amount of the provision is Ch$114 million.

(3) Loans and accounts receivable are presented on a gross basis, the amount of provisions is Ch$1,153,989 million.

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 177

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N°46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the year ended December 31, 2024 and 2023:

	As of December 31, 2024										
	Local Currency			Foreign currency							
	CLP	CLF	Readjustable by FX	USD	EUR	GBP	CHF	JPY	CNY	COP	Others
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial asset	32,445,561	26,137,667	315	6,027,163	229,978	15,389	5,025	84,687	1,557	-	4,473
Non-financial asset	1,619,261	126,631	11	1,755,230	3,489	201	736	316	1,235	-	8
Total Assets	**34,064,822**	**26,264,298**	**326**	**7,782,393**	**233,467**	**15,590**	**5,761**	**85,003**	**2,792**	**-**	**4,481**
Financial liabilities	38,933,485	6,769,344	27	12,985,507	467,316	2,864	867,079	339,149	1,566	-	95,855
Non-financial liabilities	1,566,501	107,004	20	1,913,915	9,307	25	1,696	137	31	-	1,271
Total Liabilities	**40,499,986**	**6,876,348**	**47**	**14,899,422**	**476,623**	**2,889**	**868,775**	**339,286**	**1,597**	**-**	**97,126**

	As of December 31, 2023										
	Local Currency			Foreign currency							
	CLP	CLF	Readjustable by FX	USD	EUR	GBP	CHF	JPY	CNY	COP	Others
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial asset	34,431,899	25,728,048	659	6,434,212	203,418	4,094	2,910	8,330	15,586	-	5,933
Non-financial asset	1,636,000	169,924	12	2,213,220	1,238	424	671	25	1,285	-	-
Total Assets	**36,067,899**	**25,897,972**	**671**	**8,647,432**	**204,656**	**4,518**	**3,581**	**8,355**	**16,871**	**-**	**5,933**
Financial liabilities	42,681,247	7,338,983	-	12,148,010	438,270	2,563	698,934	360,193	11,612	-	128,440
Non-financial liabilities	1,277,596	136,797	94	1,127,203	13,438	27	1,051	159	5	-	1,373
Total Liabilities	**43,958,843**	**7,475,780**	**94**	**13,275,213**	**451,708**	**2,590**	**699,985**	**360,352**	**11,617**	**-**	**129,813**

The fair value of derivative instruments is shown in Chilean pesos and does not include their notional value.

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 178

NOTE N°47 - RISK MANAGEMENT AND REPORTING General information The Bank has placed risk management at the heart of its activity, with the aim of ensuring that the organization as a whole acts responsibly in the face of the current social context, economic changes, customer demands and the business environment, always in line with the entity's strong corporate culture and current legal regulations. The risk management and control model is based on a set of common principles, a risk culture integrated throughout the Bank, a solid governance structure and advanced risk management processes and tools. Banco Santander's risk management and control principles are mandatory and must be applied at all times and take into account both regulatory requirements and best practices. They are: 1. A strong risk culture followed by all employees covers all risks and promotes socially responsible management, which contributes to the Bank's long-term sustainability. 2. All employees are responsible for risk management and must be aware of and understand the risks generated by their daily activities, avoiding taking risks whose impact is unknown or exceeds the limits of the Bank's risk appetite. 3. Involvement of senior management, ensuring consistent management and control of risks through their conduct, actions and communications. In addition, they will promote a risk culture, assessing its degree of implementation and ensuring that the profile remains within the levels defined in the Bank's risk appetite. 4. Independence of risk management and control functions. 5. Anticipatory and comprehensive approach to risk management and control in all businesses and types of risks. 6. Correct and complete information management that allows risks to be identified, assessed, managed and communicated appropriately at the corresponding levels. These principles, together with a series of interrelated tools and processes of its strategy, such as risk appetite, risk profile assessment, scenario analysis and risk reporting structure, as well as annual budgeting processes, configure a holistic control structure for the entire Bank. The Bank has a strong risk culture, known as Risk Pro, which defines the way of understanding and managing risks on a daily basis, based on the principle that all employees are responsible for risk management, where their classification is essential for their effective management and control. All identified risks must therefore be associated with risk categories, in order to organize their management, control and related information. The Bank's risk classification enables effective risk management, control and communication. Its corporate risk framework includes the following: • Credit risk: is the risk of financial loss caused by the non-compliance or deterioration of the credit quality of a client or counterparty, which Banco Santander Chile has financed or with which a contractual obligation has been assumed. • Market risks: arise from holding financial instruments whose value may be affected by changes in market conditions; generally includes the following types of risk: • Exchange rate risk: arises as a consequence of variations in the exchange rate between currencies. • Fair value risk due to interest rates: arises as a result of variations in market interest rates. • Price risk: arises as a consequence of changes in market prices, either due to factors specific to the instrument itself, or due to factors that affect all instruments traded on the market. • Inflation risk: arises as a consequence of changes in inflation rates in Chile, the effect of which would apply mainly to financial instruments denominated in UF. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 179

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued • Liquidity risk: is the risk of not having the liquid financial resources necessary to meet obligations contracted when they fall due, or that they can only be obtained at a high cost. • Operational risk: is the risk of suffering losses due to the inadequacy or failure of internal processes, employees and systems or due to external events. It includes legal risk and conduct risk. • Capital risk: is the risk that the Bank has an insufficient quantity and/or quality of capital to meet the minimum requirements to operate as a bank, respond to market expectations regarding its credit capacity and support the growth of its business and any strategies that may arise in accordance with its strategic plan. Risk management The Bank has a robust risk governance structure that seeks effective control of the risk profile, in accordance with the appetite defined by the Board of Directors and is based on the distribution of roles among the three lines of defense and a solid committee structure, which is reinforced by the Risk Pro culture that covers the entire organization. The Bank's three-line defense model seeks to ensure the effectiveness of risk management and control: Front line Business lines and all other risk-generating functions are the first line of defense. These functions must ensure that the risks they generate are aligned with the approved risk appetite and corresponding limits. Any risk-generating unit has primary responsibility for managing that risk. Second line The Risk, Compliance and Conduct areas. Their role is to independently monitor and challenge the risk management activities undertaken by the first line of defense. These functions ensure risk management in line with the appetite defined by the Board and promote a strong risk culture throughout the organization. Third line The Internal Audit function periodically assesses the appropriateness and effectiveness of policies, methodologies and procedures for managing and controlling all risks. The risk, compliance and internal audit functions have an appropriate level of separation and independence and have direct access to the Board and its committees. The Board of Directors delegates the identification, measurement and control of the different risks that the Bank faces to the Risk Division, which is led by the Chief Risk Officer (CRO), reporting directly to the General Manager. The CRO is responsible for supervising all risks, as well as questioning and advising the business lines on their management. The areas of credit risk, market risk, non-financial risk, compliance and reputational risk depend on this division. The Internal Audit Director reports directly to the Chairman of the Board to ensure independence from senior management and, in this way, to be an effective third line of defense in risk management and internal control. Risk committee structure The Board of Directors is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with local regulations and international best practices. In addition, it has several high-level committees that are key in risk management, each of which is made up of directors and executive members of Santander's administration and are described in detail in the Corporate Governance Section of this Report and which - in summary - are: 1. Integral Risk Committee (IRC) The Board's Integral Risk Committee is the body responsible for advising the Board on defining the risk appetite that the business areas may assume, as well as supervising the correct identification, measurement and control of all risks that may affect the Bank. This committee acts as a governing body through which the Board supervises the reasonableness of the risk measurement and control systems. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 180

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued 2. Audit Committee (AC) The Committee's main objective is to supervise the Bank and its subsidiaries regarding the process of generating financial statements; the management of internal and external auditors in said process, so that the institution provides adequate information for its shareholders, investors and the general public, and to ensure the efficiency of the company's internal control systems, as well as compliance with the rules and regulations that apply to it. 3. Asset and Liability Committee (ALCO) This committee's main functions are to monitor and control the structural risks of the balance sheet, such as inflation exposure limits, interest rate risk, capital funding levels and liquidity. Also, the review of the evolution of the most relevant local and international monetary markets and policies. As well as to present and analyze the main economic and risk factors that directly impact the results of the trading portfolios. 4. Appointment Committee This committee constantly reviews the application of the policies and appointment processes for those positions defined as “key positions” in particular, as well as the application of these policies with respect to other people in the organization in general. 5. Remuneration Committee Constant review of the regulatory documentation regarding the evaluation and remuneration of positions defined as “key positions” and also of other people in the organization in general. CREDIT RISK Credit risk is the risk of financial loss resulting from the default or deterioration of the credit quality of a client or counterparty, which the Bank has financed or with which it has assumed a contractual obligation. It is our most significant risk, both in terms of exposure and capital consumption. Credit risk management The Bank's credit risk identification, analysis, decision-making and control processes are based on a complete view of the credit risk cycle, which includes the transaction, the customer and the portfolio. Credit risk identification enables active management and effective control of portfolios. We identify and classify external and internal risks in each business, in order to adopt corrective and mitigating measures when necessary, through the following processes: 1. Planning: Planning allows us to establish business objectives and define specific action plans in line with our risk appetite statement. Commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios. They determine commercial strategies, risk policies, resources and infrastructure, ensuring a holistic view of the portfolios. 2. Risk assessment and credit rating process: Risk approval criteria are generally based on the borrowers’ ability to meet their financial obligations. To determine this ability, we analyze the funds or net cash flows from their business or regular income. Our credit quality assessment models are based on rating engines, different in each of our segments, which we follow and contrast to adjust the decisions and ratings they assign. 3. Scenario analysis: Allows to determine potential risks in credit portfolios, providing a better understanding of their behavior under different macroeconomic conditions, as well as anticipating and applying management strategies to avoid future deviations from established plans and objectives. 4. Monitoring: Holistic monitoring of all clients facilitates the observation of credit quality and early detection of impacts on risk evolution. Periodic monitoring of business performance and its comparison with pre-established plans is essential in credit risk management. Our monitoring function uses a system that helps establish monitoring levels, policies and specific actions for each client. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 181

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued 5. Credit risk mitigation techniques: Risk approval criteria are based on determining the borrowers' ability to pay to meet their financial obligations, without depending on guarantors or pledged assets as collateral. These are always considered as a second means of recovery in case the first fails, and are defined as a reinforcement measure added to a credit operation in order to mitigate the loss in case of default. 6. Recovery management: Recovery management defines a strategy based on the economic environment, business model and other local recovery particularities. Effective and efficient recovery management requires the segmentation of our clients based on their characteristics and the use of new digital channels that support the creation of sustainable value. The Board of Directors has delegated responsibility for credit risk management to the IRC and the Bank's risk departments, whose roles are summarized below: • Formulation of credit policies, in consultation with business units, covering collateral requirements, credit assessment, risk rating and reporting, documents and legal procedures in compliance with the Bank's regulatory, legal and internal requirements. • Establish the authorization structure for the approval and renewal of credit applications. The Bank structures credit risk levels by placing limits on the concentration of that risk in terms of individual debtors, groups of debtors, industry segments and countries. • Authorizations are assigned to the respective business unit officers (commercial, consumer, SME) to be permanently monitored by Management. In addition, these limits are periodically reviewed. Risk assessment teams at branch level interact regularly with clients, however, for large operations, risk teams at the parent company and even the CIR work directly with clients in assessing credit risks and preparing credit applications. • Limit concentrations of exposure to clients, counterparties, geographic areas, industries (for accounts receivable or credits), and by issuer, credit rating and liquidity (for investments). • Develop and maintain the Bank's risk classification, in order to classify risks according to the degree of exposure to financial loss faced by the respective financial instruments and with the purpose of focusing risk management specifically on the associated risks. • Review and assess credit risk. The risk divisions are largely independent of the Bank's commercial division and assess all credit risks in excess of designated limits prior to approvals of credit to clients or prior to the acquisition of specific investments. Credit renewals and reviews are subject to similar processes. Risk assessment teams interact regularly with our clients. For larger transactions, Risk teams work directly with clients in assessing credit risks and preparing credit applications. Credit approval committees, which include risk and commercial staff, must ensure that each applicant meets the appropriate qualitative and quantitative parameters. The powers of each committee are defined by the Bank's Board of Directors. In preparing a credit application for a corporate client whose loans are approved on an individual basis, the Bank checks various parameters such as debt service capacity (usually including projected cash flows), the client's financial history and/or projections for the economic sector in which it operates. The risk division is closely involved in this process and prepares the credit application for the client. All applications contain an analysis of the client's strengths and weaknesses, a rating and a recommendation. Credit limits are not determined on the basis of the clients' outstanding balances, but on the direct and indirect credit risk of the financial group. For example, a joint stock company would be assessed together with its subsidiaries and affiliates. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 182

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued Consumer loans are assessed and approved by their respective risk divisions (individuals, SMEs) and the assessment process is based on an assessment system known as Garra, an automated process that is based on a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The credit application process is based on the collection of information to determine the client's financial situation and payment capacity. The parameters used to assess the applicant's credit risk include several variables such as: income levels, duration of current employment, indebtedness, credit agency reports. In the case of investments in debt instruments, the Bank considers the probability of default of the issuers or counterparties for the assessment using internal and external assessments such as independent risk assessors of the Bank. In addition, the Bank follows a strict and conservative policy which ensures that the issuers of its investments and counterparties in derivative instrument transactions are of the highest reputation. Additionally, the Bank operates with various instruments that, although they involve exposure to credit risk, are not reflected in the Consolidated Statements of Financial Position, such as, for example: guarantees and sureties, documentary letters of credit, guarantee bonds and commitments to grant credits. Guarantees and warranties represent an irrevocable payment obligation. If a guaranteed customer defaults on its obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments. These transactions involve the same credit risk exposure as ordinary loans. Documented letters of credit are commitments recorded by the Bank on behalf of the customer. They are secured by the traded goods they relate to and have a lower risk than direct borrowing. The guaranteed bonds are contingent commitments that become effective only if the customer fails to perform the works agreed with a third party, as guaranteed by the surety bonds. When it comes to commitments to extend credit, the Bank is potentially exposed to losses in an amount equal to the total unused amount of the commitment. However, the probable amount of loss is less than the total unused amount of the commitment. The Bank monitors the maturity period of credit lines because long-term commitments generally have a higher credit risk than short-term commitments. Additional provisions Under FMC rules, banks are allowed to establish provisions above the limits described above, in order to protect themselves from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. These provisions, in accordance with the provisions of number 9 of Chapter B-1 of the CASB of the FMC, will be reported in liabilities. Due to the adverse effects caused by the pandemic, the reduction in state aid, and the current economic situation, the Board of Directors of the Bank approved the creation of additional voluntary provisions, which as of December 31, 2024 and 2023 amount to Ch$293 billion. Maximum exposure to credit risk For financial assets recognized in the Consolidated Statements of Financial Position, the exposure to credit risk is equal to their carrying amount. For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were foreclosed. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 183

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

Below is the distribution by financial asset of the Bank's maximum exposure to credit risk as of December 31, 2024 and 2023, without deducting collateral or credit enhancements received:

		As of December 31, 2024	As of December 31, 2023
		Exposure amount	Exposure amount
	Note	Ch$mn	Ch$mn
Cash and bank deposits	7	2,695,560	2,723,282
Operations with settlement in progress	7	572,552	812,524
Financial assets for trading at fair value through profit or loss	**8**		
Financial derivative contracts		12,309,770	10,119,486
Debt instruments		329,327	98,308
Financial assets at fair value through other comprehensive income	**11**		
Debt instruments		2,687,485	4,536,025
Loans and accounts receivable from customers		74,903	105,257
Financial derivative contracts for accounting hedging	12	843,628	605,529
Financial assets at amortized cost	**13**		
Rights for repurchase agreements and securities loans		153,087	–
Debt instruments		5,176,005	8,176,895
Interbank loans		31,258	68,326
Loans and accounts receivable from customers		40,078,240	39,589,457
Unrecognized loan/credit commitments:			
Letters of credit for merchandise circulation operations		308,407	262,496
Transactions related to contingent events		2,208,507	1,641,510
Freely available credit lines with immediate cancellation		10,352,459	9,490,141
Guarantees and sureties		365,932	494,104
Contingent credits linked to the CAE (student loans)		406	813
Other credit commitments		194,801	313,505
Totals		**78,382,327**	**79,037,658**

In accordance with the provisions of the CASB, provisions for credit risk of loans (Bank debts and Loans and accounts receivable from clients) and contingent loans are determined in accordance with the criteria defined in chapters B-1 to B-3 of the CASB. For loans and accounts receivable from clients and debt instruments measured at fair value with changes in other comprehensive income, and debt instruments measured at amortized cost, their impairment is measured in accordance with chapter 5.5 of IFRS 9. Debt instruments measured at fair value with changes in results do not apply impairment requirements. In the case of derivatives, the adjustment that reflects the counterparty credit risk (CVA) is included in their fair value. The CVA is calculated considering the potential exposure to each counterparty in future periods.

The methodology established for determining provisions for loans (Interbank loans and Accounts receivable from customers) and contingent credits is set forth in Note No. 2 of accounting principles, letter q). The methodology used to calculate provisions for Loans and accounts receivable from customers and debt instruments measured at fair value with changes in other comprehensive income, and debt instruments measured at amortized cost, is described in Note No. 2, letter r). Information related to the concentration of credit risk is provided in Note 13, letters k, m and n. In the case of derivative instruments, as of December 31, 2024, the Bank's external exposure, including counterparty risk in the derivative instruments portfolio, was US$ 2 million.

In the table below, which details foreign credit risk exposure, for derivative instruments this s calculated using the equivalent credit risk, which is equal to the net replacement value plus the maximum potential value, considering the cash collateral, which mitigates the exposure. Additional details are also included regarding our exposure to those countries that have a rating above 1 and that correspond to the highest exposures.

Consolidated Financial Statements December 2024 / Banco Santander-Chile 184

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

The exposure as of December 31, 2024, considering the fair value of derivative instruments, amounts to:

Country	Ranking	Derivative instruments (adjusted to market) US$mn	Deposits US$mn	Loans US$mn	Financial investments US$mn	Total Exposure US$mn
Hong Kong	2	-	2	31	-	**33**
Italy	2	-	1	-	-	**1**
Mexico	3	2	-	-	-	**2**
Total		**2**	**3**	**31**	**-**	**36**

Our exposure to Spain within the group is as follows:

Counterpart	Country	Ranking	Tools derivatives (adjusted to market)	Deposits	Credits	Financial investments	Total Exposition
			in US$mn				
Banco Santander S.A.	Spain	1	1	5	-	-	**6**

(*) We include our exposure to Santander Hong Kong, Santander Spain and Santander NY as exposure to Spain.

Recognition and measurement of provisions for credit risk

The Bank segments loans and contingent operations by type of debtor and type of credit, up to a level appropriate for the application of the models.

The provisions necessary to cover loans, debt instruments and the exposure of contingent credits are calculated and established monthly, in relation to the evaluation models used and the type of operation.

Provisions established on financial assets measured at amortized cost and Loans and accounts receivable from customers at fair value with changes in other comprehensive income are treated as valuation accounts for the respective assets, reporting the amount of the portfolio net of provisions in the Statement of Financial Position. Additional provisions and provisions for contingent credits are reported in liabilities, according to the instructions of the FMC.

The provisions for financial assets at fair value with changes in other comprehensive income are presented in Note No. 11, the provisions for financial assets at amortized cost are presented in Note No. 13 and the special provisions for credit risk (contingent credits, country risk, additional) are presented in Note No. 26.

Below is a summary of the loans (interbank and loans and accounts receivable from clients) and exposure of contingent credits and the corresponding provisions established in accordance with CASB regulations (B1 to B3) as of December 31, 2024 and 2023:

As of December 31, 2024 (**) Ch$mn	Financial assets before provisions					Provisions established					
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Deductible guarantee Fogape Covid-19
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	31,283	-	-	-	-	25	-	-	-	-	-
Commercial loans	10,500,733	4,826,859	1,196,668	785,008	511,886	127,450	72,871	37,889	272,648	190,263	4,310
Residential mortgage loans	-	16,617,011	-	-	942,758	-	34,462	-	-	126,709	-
Consumer loans	-	5,606,872	-	-	304,766	-	168,211	-	-	179,508	-
Exposure of contingent loans	1,767,601	956,494	102,317	9,480	14,603	16,725	8,221	5,498	4,901	9,417	-

** For further details see Note 13 letters c, d and e.

Consolidated Financial Statements December 2024 / Banco Santander-Chile 185

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

As of December 31, 2023 (**) MM$	Financial assets before provisions					Provisions established					Deductible guarantee Fogape Covid-19
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	68,440	-	-	-	-	114	-	-	-	-	-
Commercial loans	11,016,846	4,867,446	1,008,865	738,047	440,453	92,730	68,151	30,658	257,192	211,331	10,170
Residential mortgage loans	-	16,437,939	-	-	635,500	-	32,350	-	-	116,031	-
Consumer loans	-	5,322,350	-	-	276,000	-	169,345	-	-	166,031	-
Exposure of contingent loans	1,636,590	971,496	73,518	8,429	11,492	15,000	6,384	5,762	5,315	7,821	-

** For further details see Note 13 letters c, d and e.

Below is a summary of the provisions associated with financial assets whose provision is determined in accordance with IFRS 9:

	As of December 31, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Debt instruments at amortized cost	1,074	1,729
Rights for repurchase agreements and securities loans	48	—
Debt instruments at fair value through other comprehensive income	415	787
Loans and accounts receivable at fair value through other comprehensive income	1,141	125
Total	**2,678**	**2,641**

As of December 31, 2024 and 2023, the debt instrument portfolios include instruments from the Central Bank of Chile and/or the General Treasury of the Republic of Chile, and their risk has been classified as low (without significant increase in risk). The description of the main components of the IFRS 9 model that the Bank uses to determine these provisions is found in Note 2, letter r). As of December 31, 2024 and 2023, the loans included in the portfolio of loans and accounts receivable from clients measured at fair value with changes in other comprehensive income, are assets of high credit quality with individual assessment.

Impaired Loans

The impaired loans includes debtors and their loans for which recovery is considered remote, since they show a deteriorated or null payment capacity, have been subject to a forced restructuring or are 90 days overdue in the payment of interest or capital, and are classified in the impaired portfolio.

Impaired Portfolio	As of December 31, 2024		As of December 31, 2023	
	Financial asset	Provisions	Financial asset	Provisions
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	-	-	-	-
Commercial loans	1,296,894	462,911	1,178,500	468,523
Residential mortgage loans	942,758	126,709	635,500	116,031
Consumer loans	304,766	179,508	276,000	166,031
Exposure of contingent loans	24,083	14,318	19,921	13,136
Total	**2,568,501**	**783,446**	**2,109,921**	**763,721**

Under the IFRS 9 model, the Bank uses as one of the factors of presumption of default when an asset is overdue for 90 days or more.

Debt instruments and loans and receivables from customers measured at fair value through other comprehensive income are not in default.

Consolidated Financial Statements December 2024 / Banco Santander-Chile 186

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued Individual/Group Group assessments are relevant to address a large number of transactions with low individual amounts and mainly include individuals or small companies. The Bank groups debtors with similar credit risk characteristics, associating each group with a certain probability of default and a recovery percentage based on a well-founded historical analysis. To this end, the Bank implemented the standard model for residential mortgage and commercial loans, and an internal model for consumer loans. IFRS 9 sets the objective of recognizing expected credit losses over the lifetime of the asset due to significant increases in credit risk since initial recognition, and for this purpose it may be necessary to carry out an assessment on a collective basis, since the increase in credit risk may be more evident before the financial instrument becomes in default, depending on the nature and information available for the instrument. Always under the premise that the information is available without cost or effort. The grouping is based on similar risk characteristics. Distressed Portfolio The distressed portfolio is made up of loans in the impaired portfolio, plus B3 and B4, in the case of loans individually assessed. As of December 31, 2024 and 2023, the distressed portfolio amounts to $2,782,562 million and $2,291,620 million, respectively. IFRS 9 defines that an asset is credit distressed when one or more events have occurred that have a negative impact on estimated future cash flows, evidenced by financial difficulties of the issuer, default or arrears, bankruptcy or financial reorganization, disappearance of an active market, among others. Debt instruments and loans and accounts receivable from customers measured at fair value through other comprehensive income do not show credit impairment. Write-offs Write-offs must be made when the contractual rights to the cash flows expire. Write-offs result in a derecognition from the Statement of Financial Position and include any outstanding portion in the case of installment loans. There are additional circumstances that could lead to the write-off of a loan, that is, when the Bank concludes that it will not obtain any cash flow, or there is no executive title, when the collection actions expire or when the deadlines defined by the FMC are reached (see Note 2 letter q). As of December 31, 2024 and 2023, the written-off loans amount to Ch$634,879 million and Ch$456,947 million, respectively. IFRS 9 establishes that the write-off occurs when there are no reasonable expectations of recovering the contractual cash flows in whole or in part. A write-off constitutes a write-off in accounts. Debt instruments and loans and accounts receivable from customers measured at fair value with changes in other comprehensive income do not present written-offs. Reconciliation of provisions and loans The reconciliation between the initial and final balances of the provisions established for financial assets measured at amortized cost and for contingent loans is presented in Note 13 letters f, g, h, i and j. The reconciliation between the initial and final balances of the provisions established for financial assets measured at fair value with changes in other comprehensive income is presented in Note No. 11. The following is the reconciliation of interbank loans, commercial loans, residential mortgage loans, consumer loans, and exposure to contingent loans as of December 31, 2024 and 2023: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 187

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

Interbank Loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**68,440**	-	-	-	-	**68,440**
Change in measurement without portfolio reclassification during the period:	13	-	-	-	-	**13**
Change due to portfolio reclassification:	-	-	-	-	-	-
New loans originated	106,474	-	-	-	-	**106,474**
New loans from conversion of contingent to loans		-	-	-	-	-
Payment of loans	(146,221)	-	-	-	-	**(146,221)**
Application of provisions for write-offs	-	-	-	-	-	-
Exchange rate differences	2,577	-	-	-	-	**2,577**
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	**31,283**	-	-	-	-	**31,283**

Interbank Loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**32,991**	-	-	-	-	**32,991**
Change in measurement without portfolio reclassification during the period:	-	-	-	-	-	-
Change due to portfolio reclassification:	-	-	-	-	-	-
New loans originated	-	-	-	-	-	-
New loans from conversion of contingent to loans	269,234	-	-	-	-	**269,234**
Payment of loans	(232,433)	-	-	-	-	**(232,433)**
Application of provisions for write-offs	-	-	-	-	-	-
Exchange rate differences	(1,352)	-	-	-	-	**(1,352)**
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2023	**68,440**	-	-	-	-	**68,440**

Commercial loans MM$	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**
Change in measurement without portfolio reclassification during the period:	563,214	373,811	18,451	9,324	79,424	**1,044,224**
Change due to portfolio reclassification:	(160,228)	(285,924)	180,335	66,715	199,102	-
New loans originated	17,225,782	2,291,436	-	-	-	**19,517,218**
New loans from conversion of contingent to loan	40,717	52,923	-	-	-	**93,640**
Sale or transfer of loans	(190,287)	-	-	-	-	**(190,287)**
Purchase or acquisition of assets	-	2,188	-	-	-	**2,188**
Payment of loans	(18,402,689)	(2,486,019)	71,261	(167,713)	(332,631)	**(21,317,791)**
Application of provisions for write-offs	-	-	-	112,903	124,762	**237,665**
Exchange rate differences	407,378	10,998	(82,244)	25,732	776	**362,640**
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**

Consolidated Financial Statements December 2024 / Banco Santander-Chile 188

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial Loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**
Change in measurement without portfolio reclassification during the period:	618,832	323,191	726,401	474,070	75,818	**2,218,312**
Change due to portfolio reclassification:	(151,459)	(166,630)	84,632	80,413	153,044	-
New loans originated	18,946,316	2,079,422	-	-	-	**21,025,738**
New loans from conversion of contingent to loan	34,822	52,126	-	-	-	**86,948**
Sale or transfer of loans	(41,534)	-	-	-	-	**(41,534)**
Payment of loans	(19,425,694)	(1,977,734)	(917,506)	(460,608)	(68,173)	**(22,849,715)**
Application of provisions for write-offs	-	-	-	(58,572)	(89,060)	**(147,632)**
Exchange rate differences	83,323	2,873	4,622	3,953	168	**94,939**
Other changes in provisions	-	58	(1)	1	(46)	**12**
Balance as of December 31, 2023	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**

Residential Mortgage Loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2024	-	**16,437,939**	-	**635,500**	**17,073,439**
Change in measurement without portfolio reclassification during the period:	-	385,730	-	118,128	**503,858**
Change due to portfolio reclassification:	-	(348,207)	-	348,207	-
New loans originated	-	1,339,915	-	-	**1,339,915**
New loans from conversion of contingent to loans	-	-	-	-	-
Sale or transfer of loans	-	(79,627)	-	-	**(79,627)**
Payment of loans	-	(1,118,739)	-	(202,877)	**(1,321,616)**
Application of provisions for write-offs	-	-	-	43,800	**43,800**
Exchange rate differences	-	-	-	-	-
Other changes in provisions	-	-	-	-	-
Balance as of December 31, 2024	-	**16,617,011**	-	**942,758**	**17,559,769**

Residential Mortgage Loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	-	**15,306,945**	-	**422,064**	**15,729,009**
Change in measurement without portfolio reclassification during the period:	-	275,757	-	55,057	**330,814**
Change due to portfolio reclassification:	-	(238,942)	-	238,942	-
New loans originated	-	1,786,638	-	4,439	**1,791,077**
New loans from conversion of contingent to loans	-	-	-	-	-
Payment of loans	-	(692,564)	-	(46,210)	**(738,774)**
Application of provisions for write-offs	-	-	-	(38,193)	**(38,193)**
Exchange rate differences	-	-	-	-	-
Other changes in provisions	-	105	-	(599)	**(494)**
Balance as of December 31, 2023	-	**16,437,939**	-	**635,500**	**17,073,439**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 189

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

Consumer Loans Ch$mn	Normal Portfolio Assessment		Impaired Portfolio Assessment		Total
	Individual	Group	Individual	Group	
Balance as of January 1, 2024	-	**5,322,350**	-	**276,000**	**5,598,350**
Change in measurement without portfolio reclassification during the period:	-	3,253,048	-	91,567	**3,344,615**
Change due to portfolio reclassification:	-	(357,569)	-	357,569	-
New loans originated	-	3,749,560	-	-	**3,749,560**
New loans from conversion of contingent to loans	-	623,916	-	-	**623,916**
Sale or transfer of loans	-	(20,019)	-	-	**(20,019)**
Purchase or acquisition of assets	-	62,098	-	-	**62,098**
Payment of loans	-	(7,037,526)	-	(773,785)	**(7,811,311)**
Application of provisions for write-offs	-	-	-	353,415	**353,415**
Exchange rate differences	-	11,014	-	-	**11,014**
Other changes in provisions (if applicable)	-	-	-	-	-
Balance as of December 31, 2024	-	**5,606,872**	-	**304,766**	**5,911,638**

Consumer loans MM$	Normal Portfolio Assessment		Impaired Portfolio Assessment		Total
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	-	**5,103,219**	-	**179,593**	**5,282,812**
Change in measurement without portfolio reclassification during the period:	-	2,656,984	-	142,282	**2,799,266**
Change due to portfolio reclassification:	-	(338,758)	-	338,758	-
New loans originated	-	2,604,626	-	37,900	**2,642,526**
New loans from conversion of contingent to loans	-	647,911	-	923	**648,834**
Payment of loans	-	(5,358,108)	-	(149,779)	**(5,507,887)**
Application of provisions for write-offs	-	-	-	(271,123)	**(271,123)**
Exchange rate differences	-	3,951	-	6	**3,957**
Other changes in provisions (if applicable)	-	2,525	-	(2,560)	**(35)**
Balance as of December 31, 2023	-	**5,322,350**	-	**276,000**	**5,598,350**

Exposure to contingent loans Ch$mn	Normal Portfolio Assessment		Substandard Portfolio	Impaired Portfolio Assessment		Total
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**1,636,590**	**971,496**	**73,518**	**8,429**	**11,492**	**2,701,525**
Change in measurement without portfolio reclassification during the period:	24,395	(230,788)	(201)	349	1,734	**(204,511)**
Change due to portfolio reclassification:	(37,634)	(15,259)	31,638	9,301	11,954	-
New loans originated	1,728,927	274,840	-	-	-	**2,003,767**
New loans from conversion of contingent to loans	(118)	13,296	6	116	724	**14,024**
Payment of loans	(1,718,175)	(447,414)	(8,193)	(8,800)	(11,891)	**(2,194,473)**
Application of provisions for write-offs	-	-	-	-	-	-
Exchange rate differences	133,616	390,323	5,549	85	590	**530,163**
Other changes in provisions (if applicable)	-	-	-	-	-	-
Balance as of December 31, 2024	**1,767,601**	**956,494**	**102,317**	**9,480**	**14,603**	**2,850,495**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 190

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

Exposure to contingent loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**2,117,863**	**834,739**	**52,312**	**8,611**	**4,757**	**3,018,282**
Change in measurement without portfolio reclassification during the period:	78,481	56,692	72,331	5,123	7,979	**220,606**
Change due to portfolio reclassification:	(18,789)	(12,537)	17,342	3,268	10,716	**-**
New loans originated	1,736,962	212,714	-	-	-	**1,949,676**
New loans from conversion of contingent to loans	433	36,078	6	118	434	**37,069**
Payment of loans	(2,306,018)	(234,995)	(68,741)	(8,552)	(12,658)	**(2,630,964)**
Application of provisions for write-offs	27,658	78,805	609	10	155	**107,237**
Exchange rate differences	-	-	(341)	(149)	109	**(381)**
Other changes in provisions (if applicable)	-	-	-	-	-	**-**
Balance as of December 31, 2023	**1,636,590**	**971,496**	**73,518**	**8,429**	**11,492**	**2,701,525**

The normal portfolio comprises those debtors whose payment capacity allows them to meet their obligations and commitments and there is no prospect of this changing. When a debtor presents financial difficulties or a significant deterioration in its payment capacity and there are reasonable doubts about the total recovery of capital and interest under the contractual terms, the client is classified in the substandard portfolio. A client will be classified in the impaired portfolio if the possibility of credit recovery is considered remote, since it shows a deteriorated or null payment capacity.

The gross movements of financial assets at fair value with changes in other comprehensive income and debt instruments at amortized cost as of December 31, 2024 and 2023 are presented below:

A. Financial assets at fair value through other comprehensive income

Debt financial instruments Ch$mn	Portfolio Normal
Balance as of January 1, 2024	**4,536,025**
Purchases of debt instruments	15,287,999
Sales and maturities	(17,299,536)
Changes in the valuation of instruments	162,997
Balance as of December 31, 2024	**2,687,485**

Debt financial instruments Ch$mn	Portfolio Normal
Balance as of January 1, 2023	**5,880,733**
Purchases of debt instruments	41,150,092
Sales and maturities	(42,616,549)
Changes in the valuation of instruments	121,749
Balance as of December 31, 2023	**4,536,025**

Loans and accounts receivable from commercial clients Ch$mn	Portfolio Normal
Balance as of January 1, 2024	**105,382**
New credits originated	36,909
Sales and maturities	(89,808)
Changes in the valuation of instruments	3,663
Balance as of December 31, 2024	**56,146**

Loans and accounts receivable from commercial clients Ch$mn	Portfolio Normal
Balance as of January 1, 2023	**142,632**
New credits originated	85,533
Sales and maturities	(138,700)
Changes in the valuation of instruments	15,917
Balance as of December 31, 2023	**105,382**

Loans and accounts receivable from residential mortgage clients Ch$mn	Portfolio Normal
Balance as of January 1, 2024	**—**
New credits originated	21,060
Sales and maturities	—
Changes in the valuation of instruments	(1,139)
Balance as of December 31, 2024	**19,921**

Loans and accounts receivable from residential mortgage clients Ch$mn	Portfolio Normal
Balance as of January 1, 2023	**—**
New credits originated	—
Sales and maturities	—
Changes in the valuation of instruments	—
Balance as of December 31, 2023	**—**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 191

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

B. debt instruments at amortized cost

Debt financial instruments Ch$mn	Portfolio Normal
Balance as of January 1, 2024	**8,178,624**
Purchases of debt instruments	5,945,707
Sales and maturities	(7,670,448)
Changes in the valuation of instruments	(1,276,804)
Balance as of December 31, 2024	**5,177,079**

Debt financial instruments Ch$mn	Portfolio Normal
Balance as of January 1, 2023	**4,868,485**
Purchases of debt instruments	3,342,572
Sales and maturities	(96,900)
Changes in the valuation of instruments	64,467
Balance as of December 31, 2023	**8,178,624**

Guarantees and credit enhancements

The maximum exposure to credit risk is, in some cases, reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure. Based on this, the provision of guarantees is a necessary but not sufficient instrument in granting credit; therefore, the acceptance of the risk by the Bank requires verification of other variables or parameters such as the ability to pay or generate resources to mitigate the risk incurred.

The procedures for the management and assessment of guarantees are included in the internal risk management policy. These policies establish the basic principles for credit risk management, which includes the management of guarantees received in transactions with clients. In this regard, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow the recovery of the credit when the debtor's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of collateral are in accordance with best market practices, which involve the use of appraisals of real estate collateral, market price of stock market securities, value of shares in an investment fund, etc. All real collateral received must be properly instrumented and registered in the corresponding registry, as well as have the approval of the Bank's legal divisions.

The Bank also has rating tools that allow it to rank the credit quality of transactions or clients. In order to study how this probability varies, the Bank has historical databases that store the information generated internally. The rating tools vary according to the client segment analyzed (commercial, consumer, SMEs, etc.).

The maximum exposure to credit risk by type of loan, the associated collateral and the net exposure to credit risk as of December 31, 2024 and 2023 are presented below:

	As of December 31, 2024				As of December 31, 2023			
	Maximum credit risk exposure	Collateral	Net exposure	Allowance	Maximum credit risk exposure	Collateral	Net exposure	Allowance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	31,283	11	31,272	25	68,440	3,677	64,763	114
Commercial loans	17,821,154	10,014,312	7,806,842	705,431	18,071,657	9,893,336	8,178,321	670,232
Residential mortgage loans	17,559,769	17,367,966	191,803	161,171	17,073,439	16,589,333	484,106	148,381
Consumer loans	5,911,638	558,906	5,352,732	347,719	5,598,350	586,050	5,012,300	335,376
Exposure to contingent loans	2,850,495	467,467	2,383,028	44,762	2,701,525	378,648	2,322,877	40,282
Total	**44,174,339**	**28,408,662**	**15,765,677**	**1,259,108**	**43,513,411**	**27,451,044**	**16,062,367**	**1,194,385**

Consolidated Financial Statements
December 2024 / Banco Santander-Chile 192

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued Residential mortgage loans, by their nature, are covered by the properties that generated the loan, that is, the property that the client has acquired and that guarantees the transaction. When the Bank is in the situation of receiving or being awarded a property, it is recorded as an “Asset received or awarded in lieu of payment” by derecognizing the loan and its provision. The asset received is recorded at the lower of its book value and its fair value (appraisal) less costs to sell, in accordance with IFRS 5, and categorized as held for sale. Once a loan is derecognized, there are no subsequent enforcement activities. Below are the impaired and non-impaired financial assets that have guarantees, collateral or credit enhancements associated with them in favor of the Bank as of December 31, 2024 and 2023:   As of December 31, 2024 As of December 31, 2023 Ch$mn Ch$mn Unimpaired financial assets Properties/mortgages 27,463,548 29,279,845 Investments and others 11,083,172 5,300,893 Impaired financial assets Properties/mortgages 3,162,938 2,444,084 Investments and others 354,348 293,347 Totals 42,064,006 37,318,169 Financial derivative transactions are guaranteed by collateral agreements, which are deposited or transferred by a third party in favor of another party. These may be in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Based on this, the net balance per counterparty is determined and, based on agreed parameters, it is decided whether a guarantee should be paid or collected. Loan Limits for Debtors Related to the Ownership or Management of the Bank According to article 84 No. 2 of the General Banking Law and UCBR 12-4, the total amount of loans granted to a group of related persons may not exceed 5% of a bank's regulatory capital; this limit increases to 25% if the amount exceeding 5% corresponds to loans secured by collateral. In no case may the total amount of these loans granted by a bank exceed the amount of its regulatory capital. These loans may not be granted under more favorable conditions in terms of term, interest rates or guarantees than those granted to third parties in similar operations. A person's relationship with the Bank occurs when he or she has direct, indirect or third-party ownership interests in the Bank, participates in its management or it is presumed that the relationship exists while there is not sufficient evidence to eliminate this presumption. It will be understood that all natural and legal persons who may exercise significant and permanent influence on the decisions of the other form the same group of persons related to the Bank, there is a presumption that the loans granted to one person will be used for the benefit of another or there is a well-founded presumption that the persons maintain a relationship and form a unit of economic interest. Companies related to a bank are subsidiaries, support companies and affiliates. Valid collateral are those made up of movable or immovable tangible assets, or any other asset that can legitimately be received as collateral. As of December 31, 2024 and 2023, the credit limit for debtors related to the ownership or management of the Bank according to article 84 No. 2 of the General Banking Law and Chapter 12-4 of the UCBR are the following:   As of December 31, 2024 As of December 31, 2023   % Ch$mn % Ch$mn Global limit on related parties 7% 487,292 7% 488,511 Regulatory capital 6,961,316 6,978,732 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 193

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued MARKET RISK Market risk arises as a consequence of the activity maintained in the markets, through financial instruments whose value can be affected by variations in market conditions, reflected in changes in the different assets/liabilities and financial risk factors. The objective of market risk management is the management and control of exposure to market risk within acceptable parameters. There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation. • Interest Rate Risk: Exposure to losses caused by adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet. • Exchange rate risk: sensitivity to losses caused by adverse changes in the value of exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are expressed. • Inflation rate risk: exposure to losses caused by adverse changes in the units or indexes of adjustment defined in national currency in which the instruments, contracts and other operations recorded on the balance sheet are expressed. • Price risk: generated by the volatility of rates or prices of assets or liabilities, from which arises the prepayment risk that arises when, based on price movements, holders can alter their future cash flows, which can cause imbalances at the balance level that pose additional challenges in market risk management. Market risk management The measurement and control of market risks is the responsibility of the Market Risk Department, which is part of the Risk Division. The limits are approved by the various committees in charge, a responsibility that lies mainly with the ALCO. The main market risks are also reviewed by the IRC. The Financial and Capital Management areas, as part of the Executive Vice-Presidency of Finance, have the following functions, which are supervised and controlled by the ALCO and Risk Management Department: i. Optimizing the cost of liabilities, seeking the most efficient financing strategies, including the issuance of bonds and bank lines. ii. Manage short- and long-term regulatory liquidity limits. iii. Inflation and interest risk management and exposure. iv. Manage local and foreign currency rate risk. v. Capital adequacy and requirements. Rate sensitivity is measured primarily using an analysis that quantifies the impact on results and on the balance of parallel movements of the real and nominal interest rate curve and in pesos and US dollars. The Bank's internal management for measuring interest rate risk is based mainly on analyzing the management of the following three components: • trading portfolio. • local financial management portfolio. • foreign financial management portfolio. The Treasury Department is responsible for managing the Bank's trading portfolios and ensuring that they remain within the limits of possible loss determined, calculated and estimated by the Market Risk Department. The trading portfolio (measured at fair value with changes in results) is mainly composed of those investments valued at fair value, free of any restriction on their immediate sale and which are frequently bought and sold by the Bank with the intention of selling them in the short term in order to benefit from short-term price variations. The financial management portfolios (measured at fair value with changes in other comprehensive income) include all financial investments not considered in the trading portfolio. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 194

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued The functions in relation to the trading portfolio entail the following: i. apply “Value at Risk” (VaR) techniques to measure interest rate risk, ii. Marking trading portfolios to market and measuring daily profit and loss from trading activities, iii. compare the actual VAR with the set limits, iv. establish loss control procedures in excess of predetermined limits and v. provide information on trading activities to the ALCO, other members of the Bank's Management, and Santander's Global Risk Department. The functions in relation to financial management portfolios entail the following: i. apply sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and ii. provides daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department. Market risk – Trading portfolio The Bank applies VaR methodologies to measure the exchange rate risks and interest rate sensitivity of the trading portfolio. The Bank has a consolidated trading position consisting of fixed-income investments and foreign currency trading. This portfolio consists essentially of bonds from the Central Bank of Chile, mortgage bonds and low-risk corporate bonds issued locally. At year-end, the trading portfolio did not include any equity investments. For the Bank, the VaR estimate is carried out using the historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio if the market conditions of a certain historical period were in force in order to, from that information, infer the maximum loss with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumptions. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the necessary confidence level, which will be equal to the value at risk under those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio over a 1-day horizon at a confidence level of 99.00%. It is the maximum one-day loss that the Bank could expect to suffer in a given portfolio with a confidence level of 99.00%. In other words, it is the loss that the Bank would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is not comparable from one market risk to another. Returns are calculated using a 2-year time window or at least 520 data points from the VaR calculation reference date backwards in time. The Bank does not calculate three separate VaRs. A single VaR is calculated for the entire trading portfolio, which is further segregated by risk type. The VaR program performs a historical simulation and calculates a profit and loss (P&L) statement for 520 data points (days) for each risk factor (fixed income, currencies and equities). The P&L for each risk factor is summed and a consolidated VaR is calculated with 520 data points or days. At the same time, the VaR for each risk factor is calculated based on the individual P&L calculated for each factor. Furthermore, a weighted VaR is calculated in the manner described above but giving a higher weight to the most recent 30 data points. The higher of the two VaRs is reported. The Bank uses the VaR estimates to provide a warning in case the statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits exist. Limitations of the VaR model When applying this calculation methodology, no assumptions are made about the probability distribution of changes in the risk factors; the historically observed changes are simply used to generate scenarios for the risk factors in which each of the portfolio positions will be valued. It is necessary to define a valuation function fj (xi) for each instrument j, preferably the same one used to calculate the market value and results of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all instruments in each scenario. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 195

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued Furthermore, the VaR methodology must be interpreted considering the following limitations: • Changes in market rates and prices may not be independent and identically distributed random variables, nor may they have a normal distribution. In particular, the normal distribution assumption may underestimate the probability of extreme market movements. • The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in risk factors in the future, and any modifications to the data may be inappropriate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations regardless of the time period used; • A 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged in one day. It would not be possible to liquidate or hedge all positions in one day; • VaR is calculated at the close of business, however, trading positions may change substantially during the course of the trading day; • The use of the 99% confidence level does not take into account, nor make any representations about, losses that may occur beyond this confidence level, and • The VaR model as such does not capture all the complex effects of risk factors on the value of positions or portfolios and may therefore underestimate potential losses. At no time during the period ended December 31, 2024 and 2023, did the Bank exceed the VaR limits in relation to the 3 components that make up the trading portfolio: fixed-income investments, equity investments and investments in foreign currency. The Bank conducts back-testing on a daily basis and typically finds that trading losses exceed the estimated VaR on almost one in every 100 trading days. At the same time, a cap has been set on the maximum VaR that it is willing to accept on the trading book. As of December 31, 2024 and 2023, the Bank has remained within its VaR cap, even in those instances where the actual VaR exceeded the estimate. The high, low and average levels for each component and for each year were as follows: VAR As of December 31, 2024 2023 US$mn US$mn Consolidated   High 4.06 6.81 Low 1.47 2.61 Average 2.40 4.09 Fixed income investments High 3.33 5.06 Low 1.41 2.11 Average 2.23 3.15 Equity investments High – – Low – – Average – – Foreign currency investments High 3.93 5.79 Low 0.18 0.23 Average 1.55 2.20 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 196

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued Market risk – Local and foreign financial management portfolio The Bank's financial management portfolio includes the majority of the Bank's assets and non-trading liabilities, including the loan portfolio. For these portfolios, investment and financing decisions are highly influenced by the Bank's business strategies (structural risk). The Bank uses a sensitivity analysis to measure the market risk of local and foreign currencies (not included in the trading portfolio). The Bank performs a scenario simulation which will be calculated as the difference between the present value of the flows in the chosen scenario (curve with parallel movement of 100 bp in all its sections) and its value in the base scenario (current market). All local currency positions indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, which represents a change in the yield curve of 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is carried out for net foreign currency positions and interest rates in US dollars. The Bank has also established limits on the maximum loss that these types of interest rate movements may have on the capital and net financial income budgeted for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital and reserves loss limit, using the following formula: Consolidated limit = square root of a2 + b2 + 2ab, where: a: limit in national currency. b: foreign currency limit. Since the correlation is assumed to be 0. 2ab = 0. Limitations of sensitivity models The most important assumption is the use of a 100 basis point shift in the yield curve (57 basis points for real rates). The Bank uses a 100 basis point shift because sudden changes of this magnitude are considered realistic. The Global Risk Department has also established comparable country thresholds, in order to be able to compare, monitor and consolidate market risk by country in a realistic and orderly manner. Furthermore, the sensitivity simulation methodology must be interpreted considering the following limitations: • The scenario simulation assumes that volumes remain on the Bank's Consolidated Statements of Financial Position and are always rolled over at maturity, ignoring the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions. • This model assumes an equal change across the entire yield curve and does not take into account the different movements for different maturities. • The model does not take into account volume sensitivity resulting from changes in interest rates. Limits on losses from budgeted financial income are calculated on a basis of expected financial income for the year that cannot be obtained, meaning that the actual percentage of financial income at risk could be higher than expected. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 197

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

Market Risk – Financial management portfolio as of December 31, 2024 and 2023:

	As of December 31, 2024		As of December 31, 2023	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial Management Portfolio – Local Currency (in Ch$mn)				
Loss limit	138,957	373,566	124,904	353,718
High	49,174	170,622	79,657	173,389
Low	482	87,335	41,151	88,382
Average	20,482	136,617	62,740	133,464
Financial Management Portfolio – Foreign Currency (in US$ths)				
Loss limit	178,937	198,819	157,400	174,889
High	13,104	61,137	17,775	91,935
Low	442	47,615	227	53,436
Average	5,169	53,651	9,718	70,397
Financial management portfolio – consolidated (in US$mn)				
Loss limit	138,957	373,566	124,904	353,718
High	46,970	357,867	75,816	283,550
Low	—	279,293	34,663	246,664
Average	19,678	311,333	64,477	268,776

Inflation risk

The Bank has assets and liabilities that are indexed according to the variation of the Unidad de Fomento (UF). In general, the Bank has more assets than liabilities in UF and, therefore, moderate increases in inflation have a positive effect on indexation income, while a fall in the value of the UF negatively affects the Bank's margin. To manage this risk, the Assets and Liabilities Committee establishes a set of limits on the difference between assets and liabilities denominated in UF that cannot exceed 30% of the Bank's interest-earning assets. This mismatch is managed on a daily basis by Financial Management and the limits are calculated and monitored by the Market Risk Division.

Market Risk Position and its Measurement

Exposure to Market Risk is measured and controlled through the difference between the balances of assets and liabilities in foreign currency (net position) and the cash flows payable (associated with liability items) and cash receivable (associated with asset items) in the Trading and Banking Books, for a given term or time range. Positions in foreign currency and term mismatches are exposed to different adjustment factors, sensitivity and rate changes. The policy of Exposure to Market Risks on a Standardized Basis was presented and approved by the Board of Directors of Banco Santander. Exposure to Market Risk will be determined on the basis of the following risks:

- Interest Rate Risk.
- Currency Risk.
- Readjustment Risk.
- Currency Options Risk.

The following illustrates the exposure to market risk according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of net interest and adjustment income plus interest rate-sensitive commissions:

Consolidated Financial Statements December 2024 / Banco Santander-Chile 198

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued As of December 31, 2024 As of December 31, 2023 Ch$mn Ch$mn Trading Portfolio market risk Exposure to Rate Risk 459,161 371,203 Currency Risk Exposure 13,931 9,130 Currency Options Risk 4,284 3,167 Total exposure of the trading portfolio 477,376 383,500 10% of RWAs 596,720 479,374 Subtotal 1,074,096 862,874 Limit = Regulatory capital 6,961,316 6,978,733 Available margin 5,887,220 6,115,859 Short-Term Exposure to Interest Rate Risk 95,219 97,410 Exposure to Indexation Risk 149,306 161,222 Short-term exposure of financial management portfolio 244,525 258,632 Limit = 55% net (net interest and adjustment income + interest rate sensitive fees) 909,152 575,483 Available margin 664,627 316,851 Long-Term Exposure to Interest Rate Risk 697,405 1,057,637 Limit = 35% Effective Equity 2,436,461 2,442,556 Available margin 1,739,056 1,384,919 In carrying out its functions, the IRC works directly with the Bank's control and risk departments whose joint objectives include: • Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present significant operational or reputational risks; • ensure that the Bank is provided with the means, systems, structures and resources in accordance with best practices to implement the risk management strategy; • ensure the integration, control and management of all the Bank's risks; • implement consistent risk principles, policies and metrics across the Bank and its businesses; • develop and implement a risk management model in the Bank, so that risk exposure is adequately integrated into the different decision-making processes; • Identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities and the foreseeable impact of different scenarios on risk positioning; and • manage structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own resources base. In order to meet the aforementioned objectives, the Bank (Management and the ALCO) performs various activities related to risk management, which include: calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting, collateral, etc.); calculating the expected loss probabilities of each portfolio and/or investments; assigning loss factors to new operations (rating and scoring); measuring the risk values of the portfolios and/or investments based on different scenarios through historical simulations; establishing limits on potential losses based on the different risks incurred; determining the possible impacts of structural risks on the Bank's Consolidated Income Statements; setting limits and alerts that guarantee the Bank's liquidity; and identifying and quantifying operational risks by business lines and thus facilitating their mitigation through corrective actions. The ICR is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks faced by the Bank. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 199

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued IBOR reform In December 2020, the ICE Benchmark Administration Limited (IBA) launched a public consultation regarding its intention to stop publishing some USD LIBOR rate configurations from December 31, 2021 and all other USD LIBOR rates from December 31, 2023. Since 2019, the Bank has been working on its IBOR transition program, focusing mainly on: i) The identification of risks associated with the transition and the definition of mitigation actions, ii) Develop products referenced to the proposed substitution rates, iii) Develop transition capacity, through the renegotiation of existing contracts referenced to USD LIBOR, vi) Prepare systems for the transition of operations referenced to USD LIBOR to SOFR or term SOFR, as well as perform the relevant tests to ensure a successful migration. In this regard, efforts focused on the following aspects: • Renegotiate contracts referenced to USD LIBOR with maturity after December 31, 2023. • Prepare the systems and carry out the relevant tests to migrate operations from USD LIBOR to SOFR or term-SOFR, both bilaterally and with the Clearing Houses. • Prepare curves, pricing and risk models to ensure their proper functioning with the new SOFR and term-SOFR rates. On 30 September 2024, the remaining synthetic LIBOR configurations were published for the last time and all 35 LIBOR configurations were permanently discontinued. This marks the final step in the transition away from LIBOR rates. For its part, starting in the second half of 2023, the Bank focused on monitoring the proper transition of loan operations that were pending migration, which was carried out on the next interest settlement date after the signing of the new contract referenced to SOFR or term-SOFR. It is worth noting that all contracts referenced to USD LIBOR have been renegotiated and remedied and all migrations with the LCH and bilateral derivatives have been successfully carried out, so the use of synthetic USD LIBOR has not been necessary. LIQUIDITY RISK It refers to the risk of not having the liquid financial resources necessary to meet obligations contracted when they become due, or that they can only be obtained at a high cost. Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent practicable, that it always has sufficient resources to meet its obligations when they fall due, under normal and stressed circumstances, without incurring unacceptable losses or risking damage to the Bank's reputation. The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term financing, complying with internal regulatory liquidity requirements. The Financial Management Department receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as the breakdown of other projected cash flows derived from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, composed mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term financing to meet all structural liquidity needs. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 200

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued The Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover withdrawals at unexpected levels of demand, which is periodically reviewed by the ALCO, which is responsible for monitoring the strategies necessary for liquidity risk management. The establishment of these limits is conceived as a dynamic process that responds to the level of risk appetite considered acceptable by the Bank and its entities. The system of limits is sufficiently robust to allow the level of exposure that each entity incurs to liquidity risks to be known at all times. In addition to the limits, the Bank includes in its management alert indicators for concentration of: counterparties, type of products and terms, with the aim of diversifying the sources of financing and their maturity structure. The Bank monitors its liquidity position on a daily basis, determining future inflows and outflows. In addition, stress tests are carried out at the end of each month, using a variety of scenarios that cover both normal market conditions and fluctuating market conditions (stress tests). The Bank has a structure of internal liquidity limits that must be respected at all times by Financial Management and Treasury. The Market Risk Management calculates and controls the consumption of the internal limits, as well as verifies their compliance and communicates their status to senior management and the Board of Directors. At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally in the ALCO and Markets and then ratified at the highest level. The liquidity limits and early warning indicators and management measures defined internally can be divided into three groups: • Limits associated with concentration and mismatches of cash flows and liquidity in the Bank's operations. • Liquidity Management Tools, known as Structural Liquidity or Financing Table, which aims to determine the Bank's structural liquidity position and enable its active management, as an essential mechanism to permanently ensure the financing of its assets under optimal conditions. • Early warning indicators associated with Concentration risks and as tools for detecting and anticipating the occurrence of potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan. The Market Risk Department establishes and updates the contents of the Liquidity Management Policy (LMP). The review and eventual updating is carried out once a year. However, it can be updated at any time at the request of any of the areas affected by the LMP that have identified the need for its modification. The contents of the LMP are approved by the Board of Directors. The Market Risk Department provides all the necessary tools for the statistical analysis required by local liquidity regulations. In addition, this department evaluates, at least once a year, whether the models used continue to be valid. The conclusions of this analysis must be approved by the Board of Directors. During normal liquidity periods, the Financial Management Department applies policies and takes steps to keep the Bank within internal and regulatory limits. In the event that a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to address potential liquidity shortfalls or restrictions, and contingency plans that allow for rapid management of emergency situations, along with reporting such situations to senior management and the respective committees. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 201

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

Measuring and controlling liquidity risk

1. *Term mismatches subject to regulatory limits*

The Regulatory Liquidity Ratio measures and limits the mismatches of net inflows in relation to capital. According to current regulations, the 30-day mismatch cannot exceed one time the Bank's core capital for both national and foreign currencies and the 90-day mismatch cannot exceed two times it.

2. *Monitoring indicators and liquidity ratio subject to regulatory limit*

An important component for liquidity risk management is High Quality Liquid Assets (HQLA). These are balance sheet assets, mainly made up of financial investments that are not pledged as collateral, with low credit risk and a deep secondary market. These assets are divided into three levels according to Basel III standards, with Level 1 assets being the most liquid and Level 3 assets being the least liquid. Level 1 assets are mostly made up of bonds of the Republic of Chile, bonds of the Central Bank of Chile and bonds of the United States Treasury Department.

HQLA	As of December 31, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Level 1: Readily Available	2,416,812	1,969,547
Level 1: Fixed income	7,241,318	6,072,282
Level 2: Fixed income	4,517	6,240
Total	**9,662,647**	**8,048,069**

3. *Liquidity Coverage Ratio (LCR)*

The Liquidity Coverage Ratio (LCR) is a measure of liquid assets over 30-day net outflows. It is used by banks globally, as part of the Basel III standards. Chilean banks were required to do so in 2019, with a minimum level of 60%, which was gradually increased to 100% starting in 2022, onward.

The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profile. To this end, the LCR ensures that these organizations have an adequate pool of unencumbered, high-quality liquid assets that can be readily and immediately converted into cash in private markets to meet short-term liquidity needs.

Liquidity Coverage Ratio	As of December 31, 2024 %	As of December 31, 2023 %
LCR	191	212

The Bank's LCR indicator is above the minimum required. This is a reflection of the conservative liquidity policies imposed by the Board of Directors, through the Assets and Liabilities Committee.

4. *Net Stable Funding Ratio (NSFR)*

This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities, so that banks maintain a stable funding profile in relation to their activities.

The Central Bank and the FMC defined a minimum NSFR level of 60% for 2022, reaching 100% in 2026. For 2024, the minimum required level is 80% and 70% in 2023.

Net stable financing ratio	As of December 31, 2024 %	As of December 31, 2023 %
NSFR	106	106

Consolidated Financial Statements December 2024 / Banco Santander-Chile 202

Banco Santander-Chile and Affiliates
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued

5. Liquidity situation information in accordance with Central Bank requirements

i. Term mismatches

On March 8, 2022, the Central Bank of Chile (CBCh) published Rules on the Management and Measurement of the Liquidity Position of Banking Companies, which modernizes liquidity regulation, aligning the published regulatory requirements of the FMC in an environment of application of the Basel III standards.

According to the CBCh, the liquidity position is measured and controlled through the difference between the cash flows payable, associated with liability items and expense accounts, and cash receivable, which are associated with asset items and income accounts, for a given period or time band, which is called the term mismatch.

The Adjusted Basis Liquidity Policy was presented and approved by the Board of Directors of Banco Santander-Chile. The calculations of the maturity mismatches are carried out separately for national and foreign currencies. The maturity mismatches will be carried out on the following time bands and in foreign currency:

- First time band: up to 7 days, inclusive.
- Second time band: from 8 days to 15 days, inclusive.
- Third time band: from 16 days up to 30 days, inclusive.

	As of December 31, 2024					
	Individual			Consolidated		
	up to 7 days MM$	up to 15 days MM$	up to 30 days MM$	up to 7 days MM$	up to 15 days MM$	up to 30 days MM$
Cash flow receivable (assets) and income	2,471,457	1,642,561	1,834,873	2,468,737	1,642,561	1,834,873
Cash flow payable (liabilities) and expenses	2,127,447	2,481,618	2,058,265	2,111,033	2,481,618	2,058,265
Mismatch	**344,010**	**(839,057)**	**(223,392)**	**357,704**	**(839,057)**	**(223,392)**
Mismatch affection to limits			(718,439)			(704,745)
Limit:						
1 times the capital			4,292,440			4,396,833
Available margins			3,574,001			3,692,088
% Used			17 %			16 %

	As of December 31, 2023					
	Individual			Consolidated		
	up to 7 days MM$	up to 15 days MM$	up to 30 days MM$	up to 7 days MM$	up to 15 days MM$	up to 30 days MM$
Cash flow receivable (assets) and income	2,298,917	1,113,501	1,112,052	2,296,445	1,113,501	1,112,052
Cash flow payable (liabilities) and expenses	1,840,243	835,978	1,250,098	1,818,643	835,978	1,250,098
Mismatch	**458,674**	**277,523**	**(138,046)**	**477,802**	**277,523**	**(138,046)**
Mismatch affection to limits			598,151			617,279
Boundaries:						
1 times the capital			4,367,159			4,491,893
Available margins			4,965,310			5,109,172
% Used			14 %			14 %

Consolidated Financial Statements December 2024 / Banco Santander-Chile 203

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued ii. Composition of financing sources The main sources of financing with third parties are the following: Main sources of financing As of December 31, 2024 As of December 31, 2023 Ch$mn Ch$mn Deposits and other obligations on demand 14,260,609 13,537,826 Deposits and other time deposits 17,098,625 16,137,942 Obligations with banks 4,337,947 10,366,499 Debt instruments issued and regulatory capital 10,737,354 10,423,704 Total 46,434,535 50,465,971 The Central Bank has statutory powers to require banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. In addition, to the extent that the aggregate amount of demand deposits exceeds 2.5 times the amount of a bank’s regulatory capital, it must hold a 100% “technical reserve” against them in Central Bank bonds and notes. As of December 31, 2024 and 2023, the Central Bank required Santander to maintain a technical reserve of $0 million for both periods. The volume and composition of liquid assets are presented in point 2 above. The liquidity coverage ratio is presented in point 3 above. 6. Analysis of financial liabilities maturities The remaining contractual maturities of the financial liabilities are provided in Note No. 45. In relation to the management of the inherent liquidity of derivative and non-derivative financial liabilities, this is managed through different levers that allow this risk to be kept under control in accordance with the profile defined by the Bank, while at the same time making efficient use of the available liquidity. To this end, a high level of liquid assets is maintained and at the same time the level of expected short-term expenses and income is monitored on a daily basis, thus avoiding high concentrations of maturities. On the other hand, a very diversified financing matrix is maintained both among the different types of products and types of clients.” OPERATIONAL RISK Operational risk is defined as the risk of suffering losses due to defects or failures of internal processes, employees and systems, or due to external events. It covers risk categories such as operational incidents, cloud computing, cybersecurity, business continuity, outsourcing of strategic and non-strategic services. Operational risk is generated in all businesses and support areas and is inherent to all products, activities, processes and systems. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities. Our operational risk control and management model is based on a continuous process to identify, evaluate and mitigate risk sources, regardless of whether they have materialized or not, ensuring that risk management priorities are appropriately established. Operational risk management The operational risk model regulates the elements necessary for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases: • strategy and planning; • identification, assessment and monitoring of risks and internal controls; • implementation and monitoring of mitigation measures; • availability of information, appropriate reporting and escalation of relevant issues. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 204

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued The main operational risk tools used are: • Internal Event Database. Record of operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial impact (such as regulatory impact on customers and/or services). This information: - enables root cause analysis; - increases awareness of risks; - allows the escalation of relevant operational risk events to senior management of the Risk division with maximum immediacy; - facilitates regulatory reporting; • Self-assessment of operational risks and controls. Qualitative process that seeks to assess the main operational risks associated with each function, the status of the control environment and its assignment to the different functions within the Bank, using the criteria and experience of a group of experts from each function. The objective is to identify and assess material operational risks that could prevent business or support units from achieving their objectives. Once the risks and the internal controls that mitigate them have been assessed, mitigation measures are identified in the event that risk levels are above the tolerable level. This process integrates specific operational risk reviews that allow for a cross-cutting identification of risks, especially technological risks, fraud, supplier risk and factors that could lead to other operational risks, as well as specific regulatory non-compliance. • External events database. Quantitative and qualitative information on external operational risk events. The database allows for a detailed and structured analysis of relevant events that have occurred in the sector, a comparison of the loss profile, and the appropriate preparation of self-assessment exercises and scenario analysis. • Analysis of operational risk scenarios. Its objective is to identify events with a very low probability of occurrence that could generate significant losses for the Bank, as well as to establish appropriate mitigation measures, through the evaluation and expert opinion of the business lines and risk managers. • A statement that the Bank is committed to controlling and limiting non-financial risk events that lead or may lead to financial losses; fraud events, operational and technological incidents; legal and regulatory breaches; conduct issues or reputational damage. Although a certain volume of losses is expected, unexpected losses of high severity as a result of a failure of controls are not acceptable. • Recommendations from internal audit, external audit and regulators. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes. • Capital model: a model that captures the Bank's risk profile, based primarily on information collected in the internal loss database, external data and scenarios. The main application of the model is to determine economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite. • Other specific instruments that make it possible to additionally analyze and manage operational risk, including the evaluation of new products and services, the management of business continuity plans, the review and updating of the perimeter and processes for reviewing the quality of the operational risk program. The Bank's operational risk management and reporting system supports operational risk management programs and tools with a focus on governance, risk and compliance. It provides information for management and reporting, and contributes to improving decision-making in operational risk management by consolidating information, simplifying the process and avoiding duplications. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 205

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued Operational continuity plan Digital transformation is revolutionizing the way banks operate, presenting new business opportunities, but at the same time accompanied by a wide range of emerging risks, such as technological risks, cyber risks and an increasing dependence on suppliers, which increases exposure to events that may affect the provision of services to our customers. The Bank is highly committed to ensuring a robust control environment as defined by the best industry standards, which will allow us to strengthen our operational resilience against potential disruption events and thus ensure the adequate provision of services to our clients and the stability of the system. One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or serious incident. This process identifies potential impacts that threaten the entity and its supplies, and provides the correct protocols and governance that guarantee an effective response capacity. Its main objectives are: • Protect the integrity of people in a contingency situation. • Ensure that core functions are performed and the impact on the delivery of services to our customers is minimized in the event of contingency events. • Meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. • Comply with regulatory obligations and requirements. • Minimize potential economic losses for the entity and their impact on the business. • Protect the brand image, credibility and trust in the entity. • Reduce operational impacts by providing effective procedures, priorities and strategy for the recovery and restoration of business operations following a contingency. • Contribute to stabilizing the financial system. The pandemic challenged the frameworks and strategies of business continuity plans and, while some of the protocols had to be adapted, the crisis demonstrated that the Bank has a robust Business Continuity Management system. Relevant mitigation measures Through internal operational risk management tools and other external sources of information, the Bank implements and monitors mitigation measures related to the main sources of risk. The transformation and digitalization of the business entail new risks and threats, such as the increase in payment fraud and origination fraud (credits). To mitigate these risks, we have improved control mechanisms and designed new products. The use of reinforced authentication processes in the customer registration process and the reinforcement of anti-fraud alerts at origination are increasingly widespread resources to mitigate the risk of fraud. In the case of cards, the use of cards with a chip and numeric key has become widespread in shops and ATMs, two-step authentication with one-time passwords (dynamic verification passwords), reinforced security in ATMs through the incorporation of physical protection and anti-skimming elements, as well as improvements in the logical security of the devices. In the case of online banking, verification of online banking transactions with a second security factor of one-time passwords, application of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e-banking platform to avoid attacks on the systems, among others. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 206

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued Cybersecurity Cybersecurity threats are expected to increase and the financial sector will be one of the main targets. This, together with the greater dependence on digital systems, makes cybersecurity one of the main non-financial risks of the business. Therefore, our objective is to make the Bank a cyber-resilient organization that can resist, detect and respond quickly to cyberattacks, with constant evolution and improvement of its defenses. In this area, the Bank continues to develop its controls and control and supervision framework in line with international best practices. Outsourcing of services In keeping with our digitalization strategy, the Bank aims to offer its clients the best solutions and products on the market. This involves an increase in the services provided by third parties and the intensive use of new technologies such as cloud services. Due to the increase in cyber risks and regulatory requirements, we have updated and reinforced the supplier management framework, the internal control framework and the risk culture to ensure that the risks associated with contracting third parties are adequately assessed and managed. The Bank has identified those suppliers that could present a higher level of exposure for our operations and for the services provided to our clients and has reinforced the monitoring of these suppliers to ensure that: • They present an adequate control environment, according to the risk level of the service they provide. • Business continuity plans exist to ensure service delivery in the event of disruptive events. • They have controls aimed at ensuring the protection of sensitive information processed during the provision of the service. • Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients, while providing coverage for current legal obligations. • There are exit strategies, which include service reversal or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity. Insurance In order to respond to operational risk and other risks generated by the Bank's own operations, insurance has been contracted for material damage, general civil liability, fraud, expenses arising from cybersecurity breaches, third-party claims against directors, among others. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 207

NOTE N° 47 - RISK MANAGEMENT AND REPORTING, continued Exposure to net loss, gross loss and gross loss recovery from operational risk events As of December 31, 2024 As of December 31, 2023 Ch$mn Ch$mn Gross losses due to operational risk events Internal fraud 3,153 1,367 External fraud 33,786 7,202 Labor practices and business safety 7,129 6,887 Customers, products and business practices 809 950 Damage to physical assets 347 267 Business interruption and system failures 290 964 Execution, delivery and process management 6,505 7,303 Subtotal 52,019 24,940 Expenses recovered in the period due to operational risk events Internal fraud (1,720) - External fraud (27,586) (5,810) Labor practices and business safety (2,160) (1,276) Customers, products and business practices (250) (189) Damage to physical assets (2) (12) Business interruption and system failures (112) (800) Execution, delivery and process management (1,555) (2,885) Subtotal (33,385) (10,972) Net loss from operational risk events 18,634 13,968 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 208

NOTE N° 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS General information The Bank provides information on the objectives, policies and processes for capital management and regulatory capital respectively in accordance with paragraphs 134-136 of IAS 1. Capital Description The Conceptual Framework establishes a concept of Financial Capital and one of Physical Capital. In this sense, the Bank applies the concept of Financial Capital, which translates into the consideration of invested money or invested purchasing power. Capital is synonymous with net assets or equity of the entity. As of December 1, 2021, the definition of regulatory capital has changed and is defined as follows: • Paid-in capital of the bank in the form of ordinary shares subscribed and paid; • Premium paid for the instruments included in this capital component; • Reserves, whether non-current or current, for depreciation of bonds without a fixed maturity date and for expiration of bonds without a fixed maturity date; • “Other accumulated comprehensive income” items; • Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividends, appreciation of bonds with no fixed maturity date and payment of interest and/or dividends on regulatory capital financial instruments issued; • Non-controlling interest as indicated in the Compendium of Accounting Standards (CASB). Goals The Bank's main objectives in Capital Management include in particular: • Meet internal capital and capital adequacy objectives. • Comply with regulatory requirements. • Align the Bank's strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, supervisors, etc.) • Support business growth and any strategic opportunities that may arise. Policies The Bank has an ALCO, which is responsible for the supervision, authorization, establishment of policies and assessment of all aspects related to capital and solvency. The Board of Directors has delegated to ALCO the knowledge and evaluation of the level of capital and profitability in accordance with the Bank's strategy. The ICR monitors and is responsible for the limits of primary and secondary metrics based on risk appetite. In addition to the above, the Bank has developed the necessary policies to contribute to the management and fulfillment of capital management strategies and objectives, including: • Capital adequacy policy. • Capital Planning Policy. • Policy for managing capital impairment situations. • Capital Monitoring Policy. • Dividend policy, BASEL III implementation. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 209

NOTE N° 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Capital management processes Capital is managed in accordance with the risk environment, Chile's economic performance and the economic cycle. The respective Committee may modify our current capital policies to address changes in the aforementioned risk environment. Capital management is based on a Capital Framework that aims to ensure that the level of capital, structure and composition are adequate at any time considering the Bank's risk profile and under different scenarios, guaranteeing compliance with both the minimum regulatory requirements and the risk appetite and the Recovery Plan, and that they are in line with the interests of all stakeholders and support the growth strategy defined by the Bank. The capital model defines the functional and governance aspects of capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and reporting and disclosure of capital-related information. This model covers the main capital management activities: 1. Establishment of solvency and capital contribution objectives for the Bank aligned with minimum regulatory requirements and internal policies, to ensure a solid level of capital, consistent with the Bank's risk profile, and efficient use of capital in order to maximize shareholder value. 2. Development of a capital plan to meet these objectives consistent with the strategic plan. 3. Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and risk appetite (including stress scenarios). 4. Development of the capital budget as part of the Bank's budgetary process. 5. Monitoring and controlling budget execution and preparing action plans to correct any deviation from the budget. 6. Calculation of capital metrics. 7. Preparation of internal capital reports, as well as reports for supervisory authorities and the market. How it meets capital management objectives The Bank continuously assesses its risk-performance ratios through its core capital, effective net worth, economic capital and return on capital. Regarding capital adequacy, the Bank conducts its internal process based on the FMC standards in force since December 1, 2021 (Basel III). Economic capital is the capital required to support all the risk of business activity with a given level of solvency. The monitoring and follow-up of the metrics and their limits is carried out by the ALCO, which also evaluates the Capital levels and risk appetite on a monthly basis, in addition to controlling the solvency indicator "Regulatory Capital / Risk-Weighted Assets" which is controlled through Phased in and Fully Loaded, considering in the latter the capital requirements at 100% demandable. Quantitative data on how capital is managed The Bank mainly manages its capital by increasing its effective equity through the accumulation of profits, which allows it to have a minimum regulatory capital to risk-weighted assets ratio of 17.06%, that is, 493.17 basis points higher than the required requirement. When an entity is subject to external requirements Minimum capital required According to the General Banking Law, a bank must have a minimum of UF800,000 (approximately Ch$30,733 million or US$31 million as of December 31, 2024) of paid-in capital and reserves, calculated in accordance with the FMC Standards. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 210

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Capital requirement

Pursuant to the new General Banking Law (hereinafter "GBL") (updated through Law 21,130), minimum capital requirements have increased in terms of quantity and quality. Total regulatory capital remains at 8% of risk-weighted assets, but includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred shares or bonds with no fixed maturity date, which may be convertible into shares. Tier 2 capital is now set at 2% of risk-weighted assets. Chapter 21-1 of the Updated Compilation of Banking Norms (UCBN) defines the components of regulatory capital.

Minimum capital requirements: Basel III, previous GBL and new requirements

Capital categories	General Banking Law
(% over risk weighted assets)	
(1) Core capital	4.5%
(2) Additional Tier 1 Capital (AT1)	Minimum 1.5% up to 1/3 of core capital
(3) Total Tier 1 Capital (1+2)	6.0%
(4) Tier 2 Capital	Minimum 2.0% with subordinated bonds up to 50% of core capital and additional provisions up to 1.25% of RWAs
(5) Total Regulatory Capital (3+4)	8.0%
(6) Conservation Buffer	2.5% CET1
(7) Total Equity Requirement (5+6)	10.5%
(8) Counter Cyclical Buffer	up to 2.5% CET1. Currently set at 0.5%
(9) SIB Requirement	Between 1 – 3.5% CET1
(10) Pillar 2	Up to 4% CET1 or Tier 2

Additional capital demands are incorporated through a conservation buffer of 2.5% of risk-weighted assets (UCBN 21-12). In addition, the Central Bank, upon prior agreement with the FMC, may establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets in accordance with the FMC (UCBN 21-12). Both buffers must be composed of core capital. In addition, the FMC was empowered, upon favorable agreement of the Board of the CBCh, to define through regulatory means the new methodologies for calculating assets weighted by credit risk (UCBN 21-6), market risk (UCBN 21-7) and operational risk (UCBN 21-8); the conditions for issuing hybrid AT1 instruments, the determination and capital charges for banks of local systemic importance, prudential discounts to regulatory capital and to require additional measures, including higher capital, for banks that present deficiencies in the supervisory capital assessment process (pillar II). Pillar II aims to ensure that banks maintain a level of capital appropriate to their risk profile and to encourage the development and use of appropriate processes for monitoring and managing the risks they face. To this end, banks are responsible for developing an internal assessment process of their capital adequacy, and supervisors must examine banks' strategies and internal assessments and intervene early when they are not satisfied with the outcome of this process. Supervisors may require additional capital to the minimum required, in order to ensure a sufficient level to address risks, especially in adverse credit cycles.

The result will be a simplified report with the conclusions of the self-assessment process, which in its first version in 2021 only included credit risk, in 2022 the risks of Pillar I, and in 2023 the full report was required. On January 17, 2025, the FMC issued a second statement with the application of additional capital requirements according to Pillar II, in which the board of the commission resolved not to apply said requirements to Banco Santander Chile.

Under the GBL, banks must maintain regulatory capital of at least 8% of risk-weighted assets, net of required credit losses, as well as a paid-up capital and reserves requirement ("core capital") of at least 3% of total assets, also net of required credit losses. Regulatory capital is defined as the aggregate of:

- the paid-in capital and reserves of a bank, excluding capital attributable to foreign subsidiaries and branches or core capital;
- bonds with no maturity date and preferred shares referred to in Article 55 bis of the GBL, which the bank has placed, valued at the issuance price, up to one third of its basic capital.
- subordinated bonds, valued at their issuance price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for an amount up to 50.0% of its core capital; and
- voluntary provisions for credit losses for an amount of up to 1.25% of assets weighted by credit risk.

On April 1, 2024, the FMC issued a press release in which it reported on the annual rating of systemically important banks and set requirements for them. The press release reported that the Board approved resolution No. 3,019 on said rating, thus maintaining for one more year the requirement of an additional 1.5% core capital charge for the bank.

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 211

NOTE N° 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued The Board of the CBCh agreed at its Financial Policy Meeting (FPM) on November 19, 2024, to maintain the level of the Countercyclical Capital Requirement (CCyB) at 0.5% of risk-weighted assets, which had been activated on May 24, 2023, via a statement published by the FMC. This decision had been generated at the Central Bank's FPM of the first half of 2023. On that occasion the Board of the CBCh board agreed to activate the CCyB at a level of 0.5% of risk-weighted assets, to be implemented within one year. Said agreement was previously unanimously approved by the FMC. This as a precautionary measure in the face of greater external financial uncertainty. Compliance with external requirements Regulatory capital and core capital are calculated on the basis of the Consolidated Financial Statements prepared in accordance with the CASB issued by the FMC. Since we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 12.13%. As of the date of this report, the Bank presents a regulatory capital to risk-weighted assets ratio of 17.06%. Changes between one period and another Schedule of changes to minimum capital requirements. Dec. 1, 2024 Dec. 1, 2023 MM$ MM$ Requirement PILAR II –% –% Systemic Buffer 1.13% 0.75% CCyB 0.50% –% Conservation Buffer 2.50% 1.88% T2 2.00% 2.00% AT1 1.50% 1.50% CET 1 4.50% 4.50% Minimum for Banco Santander-Chile 12.13% 10.63% Other announcements and statements In January 2019, a new version of the General Banking Law (GBL) was published. Among the most relevant changes is the adoption of the capital levels established in the Basel III standards. During 2020, the final versions of the rules governing the new capital models for Chilean banking were published. Pillar III promotes market discipline and financial transparency through the disclosure of meaningful and timely information, allowing information users to know the risk profile of local banking institutions along with their capital structure, thereby reducing information asymmetries. The Bank made the first publication of Pillar III in 2023 in accordance with current FMC regulations. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 212

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE N° 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Total assets, risk-weighted assets and components of regulatory capital

Item No.	Total assets, risk-weighted assets and components of regulatory capital according to Basel III		Global Consolidation	
			As of December 31, 2024	As of December 31, 2023
			Ch$mn	Ch$mn
1	Total assets according to the statement of financial position		68,458,932	70,857,886
2	Investment in subsidiaries that are not consolidated	a	-	-
3	Assets discounted from regulatory capital, other than item 2	b	13,243,643	10,823,906
4	Credit equivalents	c	3,402,423	3,446,909
5	Contingent loans	d	2,836,980	2,604,665
6	Assets generated by the intermediation of financial instruments	e	18,622	33,260
7	**(1-2-3+4+5-6) Total assets for regulatory purposes**		**61,436,070**	**66,052,294**
8.a	Credit risk-weighted assets, estimated according to standard methodology (CRWA)	f	29,921,944	30,333,749
8.b	CRWA estimated according to internal methodologies	f	-	-
9	Market risk-weighted assets (MRWA)	g	5,967,201	4,793,740
10	Operational risk weighted assets (ORWA)	h	4,923,679	4,424,739
11.a	**(8.a/8.b+9+10) Risk-weighted assets (RWA)**		**40,812,824**	**39,552,228**
11.b	**(8.a/8.b+9+10) Risk-weighted assets, after applying the output floor (APR)**		**40,812,824**	**39,552,228**
12	Shareholders' Equity		4,292,440	4,367,159
13	Non-controlling interest	i	104,394	124,735
14	Goodwill	j	-	-
15	Excess of minority investments	k	-	-
16	**(12+13-14-15) Common equity tier 1 equivalent (CET1)**		**4,396,834**	**4,491,894**
17	Additional deductions to ordinary capital level 1, other than item 2	l	128,425	94,013
18	**(16-17-2) Common equity tier 1 (CET1)**		**4,268,409**	**4,397,881**
19	Voluntary (additional) provisions charged as additional capital tier 1 (AT1)	m	-	-
20	Subordinated bonds charged as additional tier 1 (AT1) capital	m	-	-
21	Preferred shares allocated to additional tier 1 (AT1) capital		-	-
22	Bonds without a fixed maturity date allocated to additional capital level 1 (AT1)		693,382	608,721
23	Discounts applied to AT1	l	-	-
24	**(19+20+21+22-23) Additional capital level 1 (AT1)**		**693,382**	**608,721**
25	**(18+24) Level 1 capital**		**4,961,791**	**5,006,602**
26	Voluntary (additional) provisions charged as Tier 2 (T2) capital	n	293,000	293,000
27	Subordinated bonds imputed as Tier 2 (T2) capital	n	1,706,525	1,679,130
28	**(26+27) Equivalent Tier 2 capital (T2)**		**1,999,525**	**1,972,130**
29	Discounts applied to T2	l	-	-
30	**(28-29) Tier 2 Capital (T2)**		**1,999,525**	**1,972,130**
31	**(25+30) Effective equity**		**6,961,316**	**6,978,732**
32	Additional core capital required to establish the conservation buffer	p	1,020,321	741,604
33	Additional core capital required to create the countercyclical buffer	q	204,064	-
34	Additional core capital required for banks rated as systemic	r	459,144	296,642
35	Additional capital required for the assessment of the adequacy of regulatory capital (Pillar 2)	s	-	-

Consolidated Financial Statements December 2024 / Banco Santander-Chile 213

NOTE N° 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued a) Corresponds to the value of the investment in subsidiaries that are not consolidated. It only applies in local consolidation when the bank has subsidiaries abroad, with their value being fully deducted from assets and CET1. b) Corresponds to the value of asset items that are discounted from regulatory capital, in accordance with the provisions of letter a) of title No. 3 of Chapter 21-30 of the UCBN. c) Corresponds to the credit equivalents of derivative instruments in accordance with letter b) of title No. 3 of Chapter 21-30 of the UCBN. d) Corresponds to contingent exposures as established in letter c) of title No. 3 of Chapter 21-30 of the UCBN. e) Corresponds to the assets of the intermediation of financial instruments in its own name on behalf of third parties, which are within the consolidation perimeter of the bank, as established in letter d) of title No. 3 of Chapter 21-30 of the UCBN. f) Corresponds to the assets weighted by credit risk, estimated according to Chapter 21-6 of the UCBN. If the bank is not authorized to apply internal methodologies, it must report field 8.b with zero and add 8.a in field 11.a. If it has the authorization, it must add 8.b in 11.a. g) Corresponds to assets weighted by market risk, estimated according to Chapter 21-7 of the UCBN. h) Corresponds to the assets weighted by operational risk, estimated according to Chapter 21-8 of the UCBN. i) Corresponds to the non-controlling interest, according to the level of consolidation, up to 20% of the owners' assets. j) Assets corresponding to goodwill. k) Corresponds to the balances of investment assets in companies other than those supporting the business that do not participate in the consolidation, above 5% of the owners' equity. l) In the case of CET1 and T2, banks must estimate the equivalent value for each level of capital, as well as the value obtained by fully applying Chapter 21-1 of the UCBN. Then, the difference between the equivalent value and the value of full application must be weighted by the discount factor in force on the reporting date according to the transitional provisions of Chapter 21-1 of the UCBN, and reported in this row. In the case of AT1, discounts apply directly if they exist. m) Provisions and subordinated bonds charged to additional capital level 1 (AT1), as established in Chapter 21-2 of the UCBN. n) Provisions and subordinated bonds imputed to the equivalent definition of Tier 2 (T2) capital, as established in Chapter 21-1 of the UCBN. o) In accordance with the transitional provisions, as of December 1, 2022, solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column. Banks without subsidiaries abroad should not fill in this data. p) Corresponds to the additional basic capital (CET1) for the creation of the conservation buffer, as established in Chapter 21-12 of the RAN. q) Corresponds to the additional basic capital (CET1) for the creation of the countercyclical buffer, as established in Chapter 21-12 of the UCBN. r) Corresponds to the additional basic capital (CET1) for banks rated as systemic, as established in Chapter 21-11 of the UCBN. s) Corresponds to the additional capital for the evaluation of the sufficiency of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the UCBN. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 214

Banco Santander-Chile and Affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Solvency indicators and regulatory compliance indicators according to Basel III

Item No.	Solvency indicators and compliance indicators according to Basel III (in % with two decimal places) (*)		Global Consolidation	
			As of December 31, 2024	As of December 31, 2023
			%	%
1	**Leverage Indicator (T1_I18/T1_I7)**		**6.95%**	**6.66%**
1.a	Leverage indicator that the bank must meet, considering the minimum requirements.	a	3.00%	3.00%
2	**Core capital indicator (T1_I18/T1_I11.b)**		**10.46%**	**11.12%**
2.a	Basic capital indicator that the bank must meet, considering the minimum requirements.	a	6.13%	5.25%
2.b	Capital buffer deficit	b	–%	–%
3	**Tier 1 capital indicator (T1_I25/T1_I11.b)**		**12.16%**	**12.66%**
3.a	Tier 1 capital indicator that the bank must meet, considering the minimum requirements.	a	7.63%	6.75%
4	**Regulatory capital indicators (T1_I31/T1_I11.b)**		**17.06%**	**17.64%**
4.a	Indicator of regulatory capital that the bank must meet, considering the minimum requirements.	a	9.63%	8.75%
4.b	Indicator of regulatory capital that the bank must comply with, considering the charge under article 35 bis, if applicable	b	8.00%	8.00%
4.c	Indicator of regulatory capital that the bank must meet, considering the minimum requirements, conservation buffer and anti-cyclical buffer	c	12.13%	10.63%
5	Solvency rating	d	A	A
	Regulatory compliance indicators for solvency			
6	**Voluntary (additional) provisions charged to Tier 2 (T2) capital in relation to CRWAs (T1_I26/ (T1_I8.a or I8.b)**	e	**0.98%**	**0.97%**
7	**Subordinated bonds allocated to Tier 2 (T2) capital in relation to core capital.**	f	**39.98%**	**38.18%**
8	**Additional Tier 1 (AT1) capital in relation to core capital (T1_I24/T1_I18)**	g	**16.24%**	**13.84%**
9	**Voluntary (additional) provisions and subordinated bonds that are charged to additional tier 1 (AT1) capital in relation to the RWAs (T1_I19+T1_I20 / T1_I11.b)**	h	**–%**	**—%**

Consolidated Financial Statements

December 2024 / Banco Santander-Chile 215

NOTE N° 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued a. In the case of leverage, the minimum level is 3%, without prejudice to the additional requirements for systemic banks that could be set in accordance with the provisions of Chapter 21-30 of the UCBN. In the case of core capital, the bank must consider a limit of 4.5% of RWA. In addition, and if applicable, the bank must add the current systemic charge according to the transitional provisions and the Pillar 2 requirement that was defined in this capital level. In the case of new banks that do not have paid in the capital at 400,000 UF, they must add 2% to their minimum requirement in accordance with article 51 of the GBL. This value decreases to 1% if the paid-in capital is above 600,000 UF but below 800,000 UF. In the case of Tier 1 capital, the bank must consider a minimum requirement of 6% and the charge for Pillar 2 that has been defined in this capital level. Finally, at the level of regulatory capital, the bank must consider a minimum requirement of 8% of RWAs. Additional charges for Pillar 2, systemic bank and those indicated in article 51 of the GBL for new banks must be added to this value. b. The capital buffer deficit must be estimated in accordance with the provisions of Chapter 21-12 of the UCBN. This value defines the restriction on the distribution of dividends. In the case of regulatory capital, the value of the conservation and countercyclical buffer in force according to transitional provisions at the date of the report must be added to the value defined in note a), even when there is a requirement under article 35 bis of the GBL. c. If the bank has a regulatory capital requirement in force under Article 35 bis of the GBL, it must report its value in this cell in accordance with the transitional provisions. d. It corresponds to the solvency classification as established in article 61 of the GBL. e. Limit of 1.25%, if the bank uses standard methodologies (field T1_8.a), or 0.625% if the bank uses internal methodologies (field T1_8.b), in the estimation of the CRWA. f. Subordinated bonds charged to Tier 2 capital must not exceed 50% of CET1, considering the discounts applied to these instruments according to Chapter 21-1 of the UCBN. g. AT1 capital may not exceed 1/3 of CET1. h. Additional provisions and subordinated bonds charged to AT1 may not exceed 0.5% of the RWA as of December 1, 2022, in accordance with the transitional provisions of Chapter 21-2 of the UCBN. i. In accordance with the transitional provisions, as of December 1, 2022, solvency requirements will also be made at the local consolidated level, with figures at this level being reported in this column. Banks without subsidiaries abroad do not need to fill in this data. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 216

NOTE N°49 - SUBSEQUENT EVENTS Bond Issuance The Bank has placed the following bonds on the local market: Series Currency Rate Placement Date Issue Amount AA18 UF 3.30% 01-10-2025 1,300,000 Entities controlled by the Bank The company PagoNxt Payments Chile SpA has signed an agreement with the related company Santander Global Technology and Operations Chile Limitada to transfer its assets, contracts and employees as of January 2025. Due to the above, the company PagoNxt Payments Chile SpA will no longer be part of the consolidation perimeter as of that date. On February 6, 2025, the FMC approved the request for authorization to increase the capital of the subsidiary Santander S.A. Sociedad Securitizadora. Others At the Bank's Board of Directors meeting held on January 28, 2025, it was decided that the CEO and Country Head, Román Blanco Reinosa, will leave his duties as of July 1, 2025 and Andrés Trautmann Buc will take over as CEO and Country Head on that date. At the Bank's Board of Directors meeting held on January 28, 2025, it was agreed to release additional consumer provisions for the amount necessary to cover the entry into force of the standard credit risk model. The Board of Directors unanimously approved this request. Additionally, in January 2025, the Administration of the Santander Consumer Finance company approved the release of additional provisions for the amount necessary to cover the entry into force of the standard consumer credit risk model. At the end of January 2025, the application of the new standard consumer credit risk model generated higher provisions of Ch$93,901 million in the consolidated financial statements, which includes Ch$16,057 million applied to the loans of the company Santander Consumer Finance Limitada. Issuance of Consolidated Financial Statements On February 27, 2025, these Consolidated Financial Statements were approved by the Board of Directors. There are no other subsequent events that occurred between January 1, 2025 and the date of issue of these Consolidated Financial Statements (February 27, 2025) to disclose. JONATHAN COVARRUBIAS H. Accounting Manager ROMAN BLANCO REINOSA General manager Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 and 2023 Consolidated Financial Statements December 2024 / Banco Santander-Chile 217

Consolidated Financial Statements December 2024 / Banco Santander-Chile 218